As filed with the Securities and Exchange Commission on April 19, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2009
Commission file number: 1-14846

AngloGold Ashanti Limited
(Exact Name of Registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organization)

76 Jeppe Street, Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Lynda Eatwell, Company Secretary, Telephone: +27 11 6376128, Facsimile: +27 11 6376677
E-mail: leatwell@anglogoldashanti.com, 76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 25 ZAR cents each	362,240,669
E Ordinary Shares of 25 ZAR cents each	3,794,998
A Redeemable Preference Shares of 50 ZAR cents each	2,000,000
B Redeemable Preference Shares of 1 ZAR cent each	778,896

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

(Check one): Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

PRESENTATION OF INFORMATION

AngloGold Ashanti Limited

In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold or AngloGold Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

US GAAP financial statements

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

IFRS financial statements

As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (JSE), as well as the London, New York, Australian and Ghana stock exchanges and Paris and Brussels bourses and are furnished to the US Securities and Exchange Commission (SEC) on Form 6-K.

Currency

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the European Union, references to C$ or CAD are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil, NAD and N$ are the lawful currency of Nambia, reference to Tsh is to the lawful currency of the United Republic of Tanzania and references to GHC, cedi or ¢ are to the lawful currency of Ghana.

See "Item 3A.: Selected financial data – Exchange rate information" for historical information regarding the US dollar/South African rand exchange rate. On April 14, 2010 the interbank US dollar/South African rand exchange rate as reported by OANDA Corporation was R7.3019/$1.00.

Non-GAAP financial measures

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" which have been determined using industry guidelines and practices promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of selected terms – Financial terms – Total cash costs" and –"Total production costs" and "Item 5A.: Operating results – Total cash costs and total production costs".

Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, contain forward-looking statements regarding AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning: AngloGold Ashanti Limited's (AngloGold Ashanti) strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding spot and received gold prices, production, cash costs and other operating results, growth prospects, the resumption of production at AngloGold Ashanti's mines in Ghana, and outlook of AngloGold Ashanti's operations individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequences of any pending litigation proceedings or environmental issues.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and actions, fluctuations in gold prices and exchange rates, business and operational risk management and other factors as determined in "Item 3D.: Risk factors" and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

GLOSSARY OF SELECTED TERMS

The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.

Mining terms

BIF
Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

By-products
Any products that emanate from the core process of producing gold, including silver, uranium and sulfuric acid.

Calc-silicate rock
A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

Carbon-in-leach (CIL)
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP)
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

Comminution
Comminution is the crushing and grinding of ore to make gold available for treatment. (See also ‘Milling’).

Contained gold
The total gold content (tons multiplied by grade) of the material being described.

Cut-off Grade (Surface Mines)
The minimum grade at which a unit of ore will be mined and treated to achieve a desired economic outcome.

Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development
The process of accessing an orebody through shafts and/or tunneling in underground mining operations.

Diorite
An igneous rock formed by the solidification of molten material (magma).

Doré
Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85 percent gold on average.

Electro-winning
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Elution
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

Grade
The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Greenschist
A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Gold Produced
Refined gold in a saleable form derived from the mining process.

Leaching
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.

Life-of-mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Metallurgical plant
A processing plant erected to treat ore and extract gold.

Milling
A process of reducing broken ore to a size at which concentrating can be undertaken. (See also 'Comminution').

Mine call factor
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth's crust.

Ore Reserve
That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Ore Reserve determination.

Ounce (oz) (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Pay limit
The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost, including that of Ore Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate
The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Probable Reserve
Ore Reserves for which quantity and grade are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.

Productivity
An expression of labor productivity based on the ratio of grams of gold produced per month to the total number of employees in mining operations.

Proven Reserve
Ore Reserves for which the (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade is computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the Ore Reserves are well established.

Project capital
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Reclamation
In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form slurry which is pumped back to the metallurgical plants for processing.

Recovered grade
The recovered mineral content per unit of ore treated.

Reef
A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining
The final purification process of a metal or mineral.

Rehabilitation
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African Department of Mineral Resource, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.

Shaft
A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Skarn
A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.

Smelting
A pyro-metallurgical operation in which gold is further separated from impurities.

Stope
Underground excavation where the orebody is extracted.

Stoping
The process of excavating ore underground.

Stripping ratio
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Syngenetic
Formed contemporaneously with the deposition of the sediment.

Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings dam (slimes dam)
Dam facilities designed to store discarded tailings.

Tonne
Used in metric statistics. Equal to 1,000 kilograms.

Ton
Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage
Quantity of material measured in tons or tonnes.

Waste
Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

Yield
The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation
Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Financial terms

Average number of employees
The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group's attributable share.

Capital expenditure
Total capital expenditure on tangible assets.

Discontinued operations
A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held for sale until conditions precedent to the sale have been fulfilled.

Effective tax rate
Current and deferred taxation as a percentage of profit before taxation.

Monetary asset
An asset which will be settled in a fixed or easily determinable amount of money.

Region
Defines the operational management divisions within AngloGold Ashanti and these are Southern Africa (South Africa and Namibia), Continental Africa (Ghana, Guinea, Mali, and Tanzania), Australasia (Australia), North America (United States of America) and South America (Argentina and Brazil).

Related party
Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Significant influence
The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.

Total cash costs
Total cash costs include site costs for all mining, processing and onsite administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion, amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs
Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Weighted average number of ordinary shares
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group and increased by share options that are virtually certain to be exercised.

Currencies

$, US$ or dollar	United States dollars
ARS	Argentinean peso
A$ or AUD	Australian dollars
BRL	Brazilian real
€ or Euro	European Euro
C$ or CAD	Canadian dollars
GHC, cedi or ¢	Ghanaian cedi
N$ or NAD	Namibian dollars
Tsh	Tanzanian Shillings
ZAR, R or rand	South African rands

Abbreviations

ADS	American Depositary Share
ADR	American Depositary Receipt
ASX	Australian Securities Exchange
Au	Contained gold
bn	Billion
capex	Capital expenditure
CDI	Chess Depositary Interests
CLR	Carbon Leader Reef
FCFA	Francs Communauté Financiére Africaine
FIFR	Fatal injury frequency rate per million hours worked
G or g	Grams
g/t	Grams per tonne
g/TEC	Grams per total employee costed
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
JORC	Australasian Code for Reporting Exploration results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited (the stock exchange in Johannesburg, South Africa)
King Code	the South African King Code on Code of Corporate Governance 2002 (King II) or the South African King Code on Corporate Governance 2009 (King III)
Kg	Kilograms
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life-of-mine
LTIFR	Lost-time injury frequency rate per million hours worked(1)
m²/TEC	Square meters per total employee costed
M or m	Meter or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
NOSA	National Occupational Safety Association
NPSE	Normal Purchase Normal Sales Exemption
NYSE	New York Stock Exchange
Oz	Ounces (troy)
oz/t	Ounces per ton
RIFR	Reportable injury frequency rate per million hours worked
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
SRP	South African Securities Regulation Panel
SOX	Sarbanes-Oxley Act of 2002
T	Tons (short) or tonnes (metric)
Tpm or tpm	Tonnes/tons per month
Tpa or tpa	Tonnes/tons per annum
Tpd or tpd	Tonnes/tons per day
VCR	Ventersdorp Contact Reef
VCT	Voluntary counseling and testing

(1) ***Note** that AngloGold Ashanti utilizes the strictest definition in reporting Lost-Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.*

Rounding of figures in this report may result in computational discrepancies.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

3A. SELECTED FINANCIAL DATA

The selected financial information set forth below for the years ended December 31, 2007, 2008 and 2009 and as at December 31, 2008 and 2009 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report. The selected financial information for the years ended December 31, 2005 and 2006 and as at December 31, 2005, 2006 and 2007 has been derived from the US GAAP financial statements not included in this annual report.

	Year ended December 31,				
	2005	2006	2007[1]	2008[2]	2009
	$	$	$	$	$
	(in millions, except share and per share amounts)				
Consolidated statement of income					
Sales and other income	2,485	2,715	3,095	3,730	3,954
Product sales[3]	2,453	2,683	3,048	3,655	3,784
Interest, dividends and other	32	32	47	75	170
Costs and expenses	2,848	2,811	3,806	4,103	4,852
Operating costs [4]	1,842	1,785	2,167	2,452	2,543
Royalties	39	59	70	78	84
Depreciation, depletion and amortization	593	699	655	615	615
Impairment of assets	141	6	1	670	8
Interest expense	80	77	75	72	123
Accretion expense	5	13	20	22	17
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(3)	(36)	10	(64)	10
Mining contractor termination costs	9	-	-	-	-
Non-hedge derivative loss	142	208	808	258	1,452
Loss from continuing operations before income tax, equity income in affiliates and cumulative effect of accounting change	(363)	(96)	(711)	(373)	(898)
Taxation benefit/(expense)	121	(122)	(118)	(22)	33
Equity income/(loss) in affiliates	39	99	41	(149)	88
Net loss from continuing operations before cumulative effect of accounting change	(203)	(119)	(788)	(544)	(777)
Discontinued operations	(44)	6	2	23	-
Net loss	(247)	(113)	(786)	(521)	(777)
Less: Net income attributable to noncontrolling interests	(23)	(29)	(28)	(42)	(48)
Cumulative effect of accounting change	(22)	-	- -	-	-
Net loss - attributable to AngloGold Ashanti	(292)	(142)	(814)	(563)	(825)
Loss from continuing operations	(248)	(148)	(816)	(586)	(825)
Discontinued operations	(44)	6	2	23	-
	(292)	(142)	(814)	(563)	(825)
Basic loss per common share (in $)[5]					
From continuing operations	(0.85)	(0.54)	(2.93)	(1.86)	(2.30)
Discontinued operations	(0.17)	0.02	0.01	0.07	-
Before cumulative effect of accounting change	(1.02)	(0.52)	(2.92)	(1.79)	(2.30)
Cumulative effect of accounting change	(0.08)	-	-	-	-
Net loss - attributable to AngloGold Ashanti common stockholders	(1.10)	(0.52)	(2.92)	(1.79)	(2.30)
Diluted loss per common share (in $)[5]					
From continuing operations	(0.85)	(0.54)	(2.93)	(1.86)	(2.30)
Discontinued operations	(0.17)	0.02	0.01	0.07	-
Before cumulative effect of accounting change	(1.02)	(0.52)	(2.92)	(1.79)	(2.30)
Cumulative effect of accounting change	(0.08)	-	-	-	-
Net loss - attributable to AngloGold Ashanti common stockholders	(1.10)	(0.52)	(2.92)	(1.79)	(2.30)
Dividend per common share (cents)	56	39	44	13	13

	2005	2006	2007[1]	2008[2]	2009
Consolidated balance sheet data (as at period end)					
Cash and cash equivalents and restricted cash	204	482	514	619	1,165
Other current assets	1,197	1,394	1,599	2,328	1,646
Property, plant and equipment, , and acquired properties, net	6,439	6,266	6,807	5,579	6,285
Goodwill and other intangibles, net	550	566	591	152	180
Materials on the leach pad (long-term)	116	149	190	261	324
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	607	656	680	512	1,062
Total assets	9,113	9,513	10,381	9,451	10,662
Current liabilities	1,874	2,467	3,795	3,458	4,475
Provision for environmental rehabilitation	325	310	394	302	385
Deferred taxation liabilities	1,152	1,275	1,345	1,008	1,171
Other long-term liabilities, and derivatives	2,539	2,092	2,232	1,277	1,186
Equity[6]	3,223	3,369	2,615	3,406	3,445
Total liabilities and equity	9,113	9,513	10,381	9,451	10,662
Capital stock (exclusive of long-term debt and redeemable preferred stock)	10	10	10	12	12
Number of common shares as adjusted to reflect changes in capital stock	264,938,432	276,236,153	277,457,471	353,483,410	362,240,669
Net assets	3,223	3,369	2,615	3,406	3,445

(1) Includes the acquisition of 15 percent minority interest acquired in the Iduapriem and Teberebie mine with effect from September 1, 2007. See "Item 4A.: History and development of the company".

(2) 2008 results include the acquisition of the remaining 33 percent shareholding in the Cripple Creek and Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 treatment is therefore consistent with that of prior years. See "Item 4A: History and development of the company".

(3) Product sales represent revenue from the sale of gold.

(4) Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(5) The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements "Loss per common share". Amounts reflected exclude E Ordinary shares.

(6) Includes noncontrolling interests.

Annual dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2009, AngloGold Ashanti's board of directors declared an interim dividend of 60 South African cents per ordinary share on July 29, 2009, with a record date of August 21, 2009, and a payment date of August 28, 2009, and a final dividend of 70 South African cents per ordinary share on February 16, 2010, with a record date of March 12, 2010 and a payment date of March 19, 2010.

Year ended December 31	Interim	Final	Total	Interim	Final	Total
	(South African cents per ordinary share)			(US cents per ordinary share [1])		
2005	170	62	232	26.09	9.86	35.95
2006	210	240	450	29.4	32.38	61.78
2007	90	53	143	12.44	6.6	19.04
2008	50	50	100	6.4490	4.9990	11.4480
2009	60	70	130	7.6553	9.4957	17.1510

(1) *Dividends for these periods were declared in South African cents. US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.*

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognized when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will be dependent upon the board's ongoing assessment of AngloGold Ashanti's cash flow, earnings, planned capital expenditures, financial condition and other factors. AngloGold Ashanti will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management. Under South African law, AngloGold Ashanti may declare and pay dividends from any capital and reserves included in total shareholders' equity calculated in accordance with IFRS, subject to its solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the AngloGold Ashanti board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities.

Moreover, fluctuations in the exchange rates of the British pound and the US dollar may have affected and are likely to affect the US dollar price of the ADSs on the NYSE and the US dollar equivalents of the United Kingdom pound price of the ordinary shares on the London Stock Exchange (LSE). For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls" and "Item 10E.: Taxation – Taxation of dividends".

On February 21, 2007, the South African government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends and other distributions received by AngloGold Ashanti shareholders.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On April 14, 2010, the interbank rate between South African rands and US dollars as reported by OANDA Corporation was R7.3019/$1.00.

Year ended December 31	High	Low	Year end	Average [1]
2005 [2]	6.92	5.64	6.33	6.35
2006 [2]	7.94	5.99	7.04	6.81
2007 [2]	7.49	6.45	6.81	7.03
2008 [2]	11.27	6.74	9.30	8.26
2009 [3]	10.70	7.21	7.41	8.44
2010 [4]	7.37	7.17	-	7.28

(1) The average rate of exchange on the last business day of each month during the year

(2) Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York

(3) Based on the interbank rate as reported by OANDA Corporation

(4) Through to April 14, 2010 based on the interbank rate as reported by OANDA Corporation

Exchange rate information for the months of [1]	High	Low
October 2009	7.8636	7.2120
November 2009	8.2035	7.3076
December 2009	7.7692	7.2649
January 2010	7.6662	7.2289
February 2010	7.8939	7.4183
March 2010	7.7131	7.2129
April 2010[2]	7.3795	7.1731

(1) Based on the interbank rate as reported by OANDA Corporation

(2) Through April 14, 2010 based on the interbank rate as reported by OANDA Corporation

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

The following sections describe many of the risk factors that could affect AngloGold Ashanti. However, there may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group's business and financial results.

The risk factors highlight the group's exposure to risk without explaining how these exposures are managed and mitigated or how some of the risks are also potential opportunities.

Risks related to AngloGold Ashanti's results of operations and its financial condition as a result of factors that impact the gold mining industry generally.

Commodity market price fluctuations could adversely affect the profitability of AngloGold Ashanti's operations.

AngloGold Ashanti's revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulfuric acid. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti's control. For example, the market price of gold may fluctuate for a variety of reasons, including:

- speculative positions taken by investors or traders in gold;
- changes in the demand for gold as an investment;
- changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
- changes in the supply of gold from production, disinvestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected sales or purchases of gold by central banks and the International Monetary Fund;
- gold hedging and de-hedging by gold producers;
- global or regional political or economic events; and
- the cost of gold production in major gold producing countries.

The market price of gold has recently experienced significant volatility. During 2009, the gold price traded from a record high of $1,226.10 per ounce to a low of $801.65 per ounce. On April 14, 2010, the afternoon fixing price of gold on the London Bullion Market was $1,153.75 per ounce].

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect AngloGold Ashanti's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operational results and financial condition.

Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realized in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. As a result of its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on AngloGold Ashanti's operating results. For example, a 1 percent strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under International Financial Reporting Standards (IFRS) incurred of nearly $4 per ounce, or 1 percent.

The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile, reaching a high of $79.43 per barrel and a low of $38.87 per barrel in 2009 as compared to an all-time high oil price of $145.11 per barrel on July 11 ,2008. AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.41 per ounce with the cash costs of certain of its mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently. For example, the price of flat HRC (North American Domestic FOB) steel reached a high of $656 per ton and a low of $410 per ton in 2009 as compared to an all time high price of $1,240 per ton during May 2008.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Energy cost increases, and power fluctuations and stoppages, could adversely affect AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti's mining operations are dependent upon electrical power generated by local utilities or by power plants situated at some of its operations.

In South Africa, AngloGold Ashanti's operations are substantially dependent on electricity supplied by Eskom, the state-owned utility. Eskom and the National Energy Regulator of South Africa, or the NERSA, continue to recognize the need for new supply capacity and a series of tariff increases and proposals have been tabled. In the third quarter of 2009, Eskom applied to NERSA for a tariff review to obtain an additional 45 percent increase annually for the next three years, which was later reduced to 35 percent annually for three years. On February 24, 2010, NERSA approved an increase of about 25 percent per year for three years and as energy prices represent a large portion of AngloGold Ashanti's operating costs in South Africa, the resulting increases will have an adverse impact on the cash costs of its South African operations.

In addition, generating capacity was severely impaired in 2008 when Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, AngloGold Ashanti, along with other mining companies with South African operations, was forced temporarily to suspend mining operations at its South African mines. AngloGold Ashanti's South African mines continue to work within a constraint of 90 percent of average capacity.

AngloGold Ashanti cannot give assurance that power supply to its South African operations will not experience future interruptions as the South African economic situation further improves, thereby potentially increasing the demand on the national grid system in South Africa.

In Ghana, AngloGold Ashanti's operations depend on hydroelectric power supplied by the Volta River Authority, or the VRA, an entity controlled by the government of Ghana which is supplemented by thermal power from the Takoradi plant as well as the smaller unit recently commissioned at Tema. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage AngloGold Ashanti's equipment. The VRA has in the past also obtained power from neighboring Côte d'Ivoire, which has intermittently experienced some political instability and civil unrest.

From January 2009, and after negotiation, Ghana increased electricity charges at Obuasi from 9.2 to 9.3 US cents per kilowatt hour and at Iduapriem from 9.2 to 10.2 US cents per kilowatt hour. Even though these rates are expected to remain at these levels in the short term, they could be impacted by any significant spike in the crude oil price given the country's dependence on light crude oil for firing the thermal power plants.

AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure.

Global economic conditions could adversely affect the profitability of AngloGold Ashanti's operations.

AngloGold Ashanti's operations and performance depend significantly on worldwide economic conditions. During 2009, following the global financial crisis that had severe negative impacts upon banking systems, financial institutions and financial and credit markets in the latter half of 2008, general economic indicators continued to deteriorate, including declining consumer sentiment and business confidence, increased unemployment, reduced levels of capital expenditure, ongoing disruption in financial and credit markets and uncertainty regarding corporate earnings. In recent months, certain indices and economic data have shown some signs of improvement and stabilization. However, there can be no assurance that these improvements will be broad-based or sustainable and how they will affect the markets relevant for AngloGold Ashanti remains uncertain.

A continuation of the global economic downturn may have follow-on effects on AngloGold Ashanti's business. For example:

- the insolvency of key suppliers could result in a supply chain break-down;
- the failure or potential failure of hedging and derivative counterparts and other financial institutions may negatively impact AngloGold Ashanti's results of operations and its financial condition;
- other income and expense could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments and impairment charges may be incurred with respect to AngloGold Ashanti's investments;
- other amounts realized in the future on AngloGold Ashanti's financial instruments could differ significantly from the fair values currently assigned to them;
- AngloGold Ashanti's defined benefit pension fund may not achieve expected returns on its investments, which could require AngloGold Ashanti to make substantial cash payments to fund any resulting deficits; and
- the reduced availability of credit may make it more difficult for AngloGold Ashanti to obtain, or may increase the cost of obtaining, finance for AngloGold Ashanti's operations.

In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the value of the market value of AngloGold Ashanti's securities.

Inflation may have a material adverse effect on AngloGold Ashanti's operational results.

Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.

Since AngloGold Ashanti is unable to influence the market price at which it sells gold it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.

While none of AngloGold Ashanti's operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

AngloGold Ashanti faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved following the completion of the relevant feasibility studies. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project.

AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

- future gold, other metal and uranium prices;
- future foreign currency exchange rates;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are driven to a significant extent by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, consumed in mining activities and credits from by products, such as silver and uranium.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

- timing and cost of the construction of mining and processing facilities, which can be considerable;
- availability and cost of skilled labor, power, water and transportation facilities;
- availability and cost of appropriate smelting and refining arrangements;
- need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and
- availability of funds to finance construction and development activities.

The cost, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects.

Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. AngloGold Ashanti’s operating results and financial conditions are directly related to the success of its project developments. A failure in AngloGold Ashanti’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

AngloGold Ashanti faces uncertainty and risks in its exploration, feasibility studies and other project evaluation activities.

Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects, including the determination of appropriate mining methods and metallurgical recovery processes to mine and extract gold from the ore. These activities are undertaken in order to estimate the Ore Reserve.

Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

- future metal and other commodity prices;
- future foreign currency exchange rates; and
- the required return on investment as based upon the costs and availability of capital.

Feasibility studies also include activities to estimate:

- anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
- anticipated recovery rates of gold, uranium and other metals from the ore; and
- anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs.

AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic assumptions. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base. Ore Reserve restatements could negatively affect AngloGold Ashanti's results, financial condition and prospects, as well as its reputation.

The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, AngloGold Ashanti evaluates the acquisition of Ore Reserve, development properties and operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti's decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserve, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, all of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserve.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserve or operations. AngloGold Ashanti's operating results and financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing Ore Reserve. If AngloGold Ashanti is not able to maintain or increase its reserves, its results of operations and its financial condition and prospects could be adversely affected.

AngloGold Ashanti faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labor disputes;
- activities of illegal or artisanal miners;
- mechanical breakdowns;
- electrical power interruptions;
- encountering unexpected geological formations;
- unanticipated ground conditions;
- ingresses of water;
- process water shortages;
- unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
- fall-of-ground accidents in underground operations;
- failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- safety-related stoppages;
- seismic activity; and
- other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or injury to, employees and contractors.

Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti is subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are designed to improve and to protect the safety and health of employees.

From time to time, new health and safety laws and regulations, or amendments to existing health and safety laws and regulations, are introduced in the jurisdictions in which AngloGold Ashanti operates. Should compliance with new standards require a material increase in expenditure or material interruptions to its operations or production, including as a result of any temporary failure to comply with applicable regulations, AngloGold Ashanti's results of operations and its financial condition could be adversely affected. For example, in South Africa the government has introduced compulsory shutdowns of operations to enable investigations into the cause of accidents that have occurred at those operations and certain of AngloGold Ashanti’s operations have been temporarily suspended for this reason in the past.

In addition, AngloGold Ashanti’s reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate, and are subject to extensive environmental laws and regulations.

As a result of public concern about the perceived ill effects of economic globalization, business generally and large multinational corporations, such as AngloGold Ashanti, in particular, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

The location of existing and proposed mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid impacts, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the results of operations.

AngloGold Ashanti is subject to the above factors at certain of its existing and proposed mining sites and at all of its exploration sites.

Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been, and is expected to continue to be, significant. For example, during the first quarter of 2010, following discussions with the Environmental Protection Agency of Ghana in relation to potentially adverse environmental impacts arising from the current tailings storage facility at Iduapriem and pending a revised water management strategy at Obuasi, AngloGold Ashanti’s Iduapriem mine and gold processing at the Obuasi mine in Ghana have been suspended. In 2009, Iduapriem and Obuasi mines produced 190,000 ounces and 381,000 ounces of gold respectively and together accounted for some 12% of AngloGold Ashanti’s global production.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti's environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions arise at its operations, including any temporary failure to comply with regulations, standards or operating procedures requiring its operations to be suspended, its expenses and provisions would increase and its rate of production and revenue could be adversely impacted. If material, these expenses and provisions could adversely affect AngloGold Ashanti's results of operations and its financial condition.

Mining companies are required by law to close their operations and rehabilitate the lands that they mine at the end of the life of the mine. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti's financial condition.

Costs associated with rehabilitating land disturbed by the mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon information available currently. Estimates may however be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti's asset values, earnings and cash flows.

Compliance with emerging climate change regulation could result in significant costs to AngloGold Ashanti, and climate change may present physical risks to the company's operations.

Greenhouse gases, or GHGs, are emitted directly by AngloGold Ashanti's operations and indirectly as a result of the consumption of electricity purchased from external utilities. Emissions from electricity consumption are indirectly attributable to the company's operations. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, are in various phases of discussion or implementation in the countries in which the company operates. These measures could result in requirements for AngloGold Ashanti to reduce its direct and indirect GHG emissions. For example:

- In 2010 the Australian parliament will continue to debate the introduction of the Carbon Pollution Reduction Scheme, which would cap national emissions and require certain companies whose emissions exceed the agreed threshold to obtain allowances to emit GHGs. AngloGold Ashanti may be required under this scheme to purchase allowances for emissions starting in 2011. The company is already required to report its GHG emissions to the Australian government under the National Greenhouse and Energy Reporting Act;
- The South African government has announced a climate change policy process culminating in the publication of a white paper in late 2010, with GHG legislation likely to be enacted in 2011. It is possible this legislation will cap national emissions and introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax;
- A number of climate change bills have been introduced in the United States Congress but the likely impact on the company remains unclear, as no legislation has yet been finalized. In December 2009, the US Environmental Protection Agency finalized a GHG endangerment finding under the US Clean Air Act, from which initiatives to curb or regulate GHGs emitted from a number of industries may arise; and
- In Brazil, the National Plan for Climate Change was enacted in December 2008 aiming to reduce deforestation, the main cause of Brazil's GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies request companies to voluntarily submit GHG emissions management plans.

Some of these measures already result in increased compliance costs for AngloGold Ashanti's power suppliers, and are passed through to the company in the form of price increases. For instance, in South Africa since 2009, AngloGold Ashanti pays a levy of ZAR0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional levies may be introduced in the future in South Africa or other countries, which could result in a significant increase in the company's costs.

In addition, AngloGold Ashanti's operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt the company's mining and transport operations, mineral processing and rehabilitation efforts, and could increase health and safety risks onsite. In addition, such events or conditions could have adverse effects such as increased disease prevalence in AngloGold Ashanti's workforce and in communities in close proximity to the company's operations.

Mining operations and projects are vulnerable to supply chain disruption and AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and AngloGold Ashanti has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

AngloGold Ashanti and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to AngloGold Ashanti, or AngloGold Ashanti could at times face limited supply or increased lead time in the delivery of such items.

AngloGold Ashanti's procurement policy is to only source its mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards. In certain locations where a limited number of suppliers meet these standards, this places further strain upon its supply chain, thereby increasing AngloGold Ashanti's cost of supply and time of delivery.

If AngloGold Ashanti experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, its results of operations and its financial condition could be adversely affected.

Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold Ashanti's reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalizes the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti's reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.

Risks related to AngloGold Ashanti's results of operations and its financial condition as a result of factors specific to AngloGold Ashanti and its operations.

AngloGold Ashanti also faces many specific risks related to its operations that may affect its cash flows and overall profitability.

AngloGold Ashanti uses gold hedging instruments and have entered into long-term sales contracts, which may prevent the company from realizing potential gains from subsequent commodity price increases.

AngloGold Ashanti has used gold hedging instruments to hedge the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, AngloGold Ashanti has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives until 2008), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, AngloGold Ashanti has, and expects to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.

AngloGold Ashanti continues to use gold hedging instruments to hedge the selling price of a portion of its anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

During 2009, AngloGold Ashanti continued to execute its strategy to reduce its outstanding gold derivatives position which resulted in the decision to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009, reduced the total committed ounces from 5.99 million ounces as at December 31, 2008 to 3.90 million ounces as at December 31, 2009.

Although the hedge restructurings and reductions referred to above have significantly reduced AngloGold Ashanti's hedge book, a rising gold price may result in a gap between the spot price and the received price of gold for ounces still hedged, which would prevent AngloGold Ashanti from fully realizing the positive impact on income from the higher gold price, and this may continue as the company closes out its existing hedge positions.

AngloGold Ashanti's mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including if AngloGold Ashanti breaches its obligations in respect of its mining rights.

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in countries where mining rights could be suspended or cancelled should AngloGold Ashanti breach its obligations in respect of the acquisition of these rights.

In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization. Any existing and new mining and exploration operations and projects AngloGold Ashanti carries are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects, or continue its operations under conditions, or within time frames, that make such plans and operations economically viable, or if the laws impacting AngloGold Ashanti's ownership of its mineral rights, or its right to prospect or mine were to change materially, its results of operations and its financial condition could be adversely affected.

In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, or the Mining Charter. Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 15 percent ownership by historically disadvantaged South Africans, or HDSAs, of its South African mining assets by May 2009, and 26 percent ownership by May 2014, and achieves participation by HDSAs in various other aspects of management.

AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Mining Charter, the scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. AngloGold Ashanti will incur expenses in giving further effect to the Mining Charter and the scorecard. The Mining Charter provides that it should be reviewed five years after becoming law. The review process being conducted in consultation between the government and mining companies took place during 2009. The outcome is expected shortly and might impose new conditions on mining companies operating in South Africa.

The Mineral and Petroleum Resources Development Act, or the MPRDA, required the Minister of Mineral Resources to develop a Code of Good Practice for the Minerals Industry, or the Code, and the Housing and Living Conditions Standard, or the Standard, by April 30, 2009, both of which were published in the Government Gazette of April 29, 2009. The Code was developed to create principles which would facilitate the effective implementation of minerals and mining legislation and enhance the implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA.

It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right or whether they would be considered legislation under the MPRDA. Subsequent to the publication of the Code and the Standard, representatives of the Department of Mineral Resources, organized labor and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have also become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line with amendments that will be made to the Mining Charter, details of which are currently uncertain.

AngloGold Ashanti’s mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, the entity breaches its obligations in complying with the MPRDA. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of applicable requirements.

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy, and its strategy may not result in the anticipated benefits.

The successful implementation of AngloGold Ashanti's business strategy depends upon a number of factors, including factors that are outside its control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend on the successful implementation of AngloGold Ashanti's existing and proposed project development initiatives and continued exploration success as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors. AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that its strategy will result in the anticipated benefits.

AngloGold Ashanti's level of indebtedness could adversely affect its business.

As at December 31, 2009, AngloGold Ashanti had gross borrowings of approximately $1.959 billion. This level of indebtedness could have adverse effects on its flexibility to do business. For example, AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of its borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. AngloGold Ashanti's ability to continue to meet these covenants will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.

During 2010, approximately $1.3 billion of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of $1.0 billion under its $1.15 billion syndicated loan facility that matures on December 13, 2010 and $250 million under its revolving credit facility that matures on August 24, 2010 (but which is extendable, at the option of AngloGold Ashanti, to August 24, 2011). AngloGold Ashanti intends to refinance these facilities before they mature, which may include accessing the debt capital markets. AngloGold Ashanti cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.

AngloGold Ashanti expects to have significant financing requirements.

The development of potential future projects including the Mponeng Carbon Leader Reef and Ventersdorp Contact Reef Projects in South Africa, Córrego do Sítio and Lamego in Brazil, the mine life extension project at Cripple Creek & Victor in the United States (amongst other existing projects), and, if approved, the development of Tropicana in Australia, La Colosa in Columbia, the Kibali gold project and the AGK project in the Democratic Republic of the Congo (DRC) and the Mponeng CLR project and project Zaaiplaats in South Africa, as well as various greenfields and brownfields exploration projects will require significant funding. AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and costs of development of these and other projects and feasibility studies. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, AngloGold Ashanti’s operational performance and operating cash flow and debt position, among other factors. AngloGold Ashanti intends to raise long-term debt financing in the capital markets but cannot provide assurance that it will be able to do so on acceptable terms, if at all. AngloGold Ashanti’s ability to raise long-term debt financing and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities, retire or service all outstanding debt and pay dividends could be significantly constrained, all of which could adversely affect AngloGold Ashanti’s results of operations and its finance condition.

AngloGold Ashanti does not operate two of its significant joint venture projects. If the operators of these projects do not perform effectively and efficiently, AngloGold Ashanti's investment in these projects could be adversely affected and/or its reputation could be harmed.

AngloGold Ashanti's joint ventures at Morila in Mali and at Kibali in the DRC are operated by its joint venture partners. While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, AngloGold Ashanti cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, AngloGold Ashanti's investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents, could harm AngloGold Ashanti’s reputation.

AngloGold Ashanti's mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which AngloGold Ashanti is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on AngloGold Ashanti's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis.

In December 2008, the National Council for Democracy and Development, or CNDD, seized power in Guinea after the death of the country’s long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on December 27, 2008 the creation of a committee to examine and revise all existing mining agreements in Guinea. The committee’s review process has not yet commenced and AngloGold Ashanti is currently unable to predict the timing and outcome of the committee’s examination. Pursuant to the direction of President Moussa Dadis Camara or his ministers, production at AngloGold Ashanti’s Siguiri mine in Guinea and the export of gold from Guinea were temporarily interrupted during 2009. At the end of June 2009, following an embargo on the export of gold from Guinea and discussions with the government of Guinea centered on the nature and protocols of an environmental fund related to AngloGold Ashanti's existing $27 million provision for environmental rehabilitation of Siguiri as of June 30, 2009, AngloGold Ashanti agreed and made an advance payment of $10 million to the government of Guinea in respect of AngloGold Ashanti's environmental rehabilitation provision, subject to an undertaking from the government of Guinea that the funds be used solely for the environmental rehabilitation of Siguiri and that the payment be offset against the balance of its future environmental liabilities related to Siguiri. AngloGold Ashanti cannot give any assurance that future stoppages of this nature may not occur, or that further payments in advance of future liabilities will not be demanded by the government of Guinea. Such stoppages, if prolonged, could have a material adverse effect on the Siguiri mine. On December 3, 2009, President Moussa Dadis Camara was shot in an apparent assassination attempt and on January 15, 2010, president Moussa Dadis Camara signed a transition agreement allowing for the end of military rule, presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed on February 15, 2010 and is charged with organizing presidential elections by July 2010. President Moussa Dadis Camara has ruled himself out of running in future presidential elections and the key figures in Guinea’s military hierarchy have all publicly vowed their support for the end to military rule. It is not certain what impact any future political instability in Guinea may have on AngloGold Ashanti’s ability to manage and operate its mining operations in Guinea.

In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.

Labor disruptions and/or increased labor costs could have an adverse effect on AngloGold Ashanti's results of operations.

AngloGold Ashanti's employees in South Africa, some South American countries, Ghana and Guinea are highly unionized. Trade unions therefore have a significant impact on AngloGold Ashanti's labor relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of AngloGold Ashanti's operations, particularly where the labor force is unionized. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Material labor disruptions could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

As at December 31, 2009, approximately 67 percent of AngloGold Ashanti's workforce excluding contractors, or approximately 59 percent of AngloGold Ashanti's total workforce, was located in South Africa. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in July 2009, following negotiations among the National Union of Mineworkers, the United Associations of South Africa, or UASA, on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. This two-year wage agreement was reached without resort to any industrial action. AngloGold Ashanti has agreed to an increase that has a 9.7 percent impact on payroll costs for its South African operations in the first year and 1 percent above inflation, with a guaranteed minimum of 7.5 percent, in the second year. These wage increases were effective July 1, 2009. The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires in July 2011.

As at December 31, 2009, approximately 11 percent of AngloGold Ashanti's workforce excluding contractors, or approximately 12 percent of AngloGold Ashanti's total workforce, was located in Ghana. In Ghana, a three-year wage agreement for the years 2009 to 2011, effective from January 1, 2009, was reached towards the end of 2009. AngloGold Ashanti has agreed to increases that have a 10 percent, 12 percent and 12 percent impact on payroll costs for its Ghanaian operations for 2009, 2010 and 2011, respectively. The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.

Labor costs represent a substantial proportion of AngloGold Ashanti's total operating costs, and in many operations, including its South African, Ghanaian and Tanzanian operations, is its single largest operating cost component. Any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.

Certain factors may affect AngloGold Ashanti's ability to support the carrying amount of its property, plant and equipment, acquired properties, investments and goodwill on its balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognize an impairment charge, which could be significant.

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect AngloGold Ashanti's financial condition.

The use of mining contractors at certain of AngloGold Ashanti's operations may expose it to delays or suspensions in mining activities and increases in mining costs.

AngloGold Ashanti uses mining contractors at certain of its operations to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment, and contracting costs represent a significant proportion of the total operating costs of these operations. AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on AngloGold Ashanti's results of operations and financial condition.

AngloGold Ashanti competes with mining and other companies for key human resources.

AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labor, AngloGold Ashanti is also required to achieve employment equity targets of participation by HDSAs in management and other positions.

AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.

There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it fail to do so or lose any of its key personnel, its business and growth prospects may be harmed and its results of operations and its financial condition could be adversely affected.

The treatment of occupational health diseases and the potential liabilities related thereto may have an adverse effect upon the results of AngloGold Ashanti's operations and its financial condition.

The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations in terms of employee welfare are noise induced hearing loss, or NIHL, occupational lung diseases, or OLD, which includes pulmonary and tuberculosis, or TB, in silica dust exposed individuals. AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

The South African government, by way of a cabinet resolution in 1999, has proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act, or ODMWA, that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act, or COIDA, that provides for compensation to non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur but some alignment of benefits may be considered. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.

Mr. Thembekile Mankayi instituted a legal action against AngloGold Ashanti in October 2006 in the South Gauteng High Court. Mr. Mankayi claimed approximately ZAR2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by AngloGold Ashanti. The case was heard and a judgment in the exception action was rendered on June 26, 2008 in favor of AngloGold Ashanti on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The appeal of Mr Mankayi to the Supreme Court of Appeal of South Africa was dismissed. Mr Mankayi may not elect to approach the Constitutional Court of South Africa for relief. The Constitutional Court had previously found in another case that COIDA compensation is constitutional. If AngloGold Ashanti is ultimately unsuccessful in defending this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.

In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the NUM, which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS, particularly at its South African operations, and with tropical disease outbreaks such as malaria, which may have an adverse effect on its results of operations.

AIDS and associated diseases remain the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South African workforce that may be infected by HIV may be as high as 30 percent. AngloGold Ashanti is continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, AngloGold Ashanti has offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002, AngloGold Ashanti began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti commenced a rollout of the treatment to all eligible employees desiring it. In all, 4,325 employees have attended the wellness clinics in the last six months, and as of December 2009, approximately 2,216 employees were receiving treatment using anti-retroviral drugs.

AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.

Malaria and other tropical diseases pose significant health risks at all of AngloGold Ashanti's operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti's operations located in these regions.

The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold Ashanti's operations could have an adverse effect upon its results of operations.

Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs and consequently could have an adverse impact upon AngloGold Ashanti's results of operations and its financial condition.

Proposed regulation of over the counter (OTC) derivatives may adversely affect AngloGold Ashanti's financial condition and results of operations.

There are proposals in the European Union and the United States to introduce laws and regulations that affect OTC derivatives, including rules that would increase collateralization and push many so-called standardized OTC derivatives into central clearing. These proposals, if enacted and depending on their terms, could:

- adversely affect the costs of trading in derivatives, including for commodity, interest rate and foreign exchange hedging purposes;
- adversely affect pricing and other terms on which dealers are prepared to offer derivative contracts;
- adversely affect the use of derivatives for purposes other than pure hedging; or
- increase the working capital required by non-financial firms using derivatives for hedging purposes or render uneconomical the use of derivatives for hedging purposes thereby exposing non-financial firms to unhedgeable risks.

AngloGold Ashanti makes use of financial derivatives in its treasury activities, particularly for gold, interest rate and foreign exchange hedging, and as a result any of the foregoing could adversely affect its financial condition and results of operations.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that AngloGold Ashanti believes to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.

AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond AngloGold Ashanti's control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability and its financial condition.

Risks related to AngloGold Ashanti's ordinary shares and AngloGold Ashanti's ADSs

The proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by the holders of AngloGold Ashanti ordinary shares and holders of AngloGold Ashanti ADSs.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders of South African companies.

The new tax was expected to be implemented in 2010 but no implementation date has been announced yet. Although this may reduce the tax payable by the South African operations of AngloGold Ashanti thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by holders of AngloGold Ashanti ordinary shares and ADSs.

Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti's securities. This may reduce the value of these securities to investors.

AngloGold Ashanti's memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If, and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If, and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

Sales of large quantities of AngloGold Ashanti's ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of AngloGold Ashanti's ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti's ordinary shares or ADSs may decide to sell them at any time. The market price of AngloGold Ashanti's ordinary shares or ADS could also fall as a result of any future offerings it makes of ordinary shares, ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings of additional ADS rights, share rights or similar securities at any time or from time to time in the future.

ITEM 4: INFORMATION ON THE COMPANY

GROUP INFORMATION

AngloGold Limited was founded in June 1998 through the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti as it is now, was formed on April 26, 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited. AngloGold Ashanti is currently the third largest gold producing mining company in the world by ounces sold.

On March 17, 2009, Anglo American announced that it had sold its remaining interest in AngloGold Ashanti.

Current profile

AngloGold Ashanti Limited, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 21 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America) and are supported by extensive exploration activities. The combined Proved and Probable Ore Reserves of the group amounted to 68.3 million ounces as at December 31, 2009.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Sub-register System (CHESS) Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended. Its registered office is at 76, Jeppe Street, Newtown, Johannesburg, South Africa, 2001.

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

HISTORY AND SIGNIFICANT DEVELOPMENTS OF THE COMPANY

Below are highlights of key corporate activities of the company from its formation in 1998:

1998

- Formation of AngloGold Limited in June 1998 through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent, gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998
- Acquired minority shareholders interest in Driefontein Consolidated Limited (17 percent); Anmercosa Mining (West Africa) Limited (100 percent); Western Ultra Deep Levels Limited (89 percent); Eastern Gold Holdings Limited (52 percent); Erongo Mining and Exploration Company Limited (70 percent)

1999

- Purchased Minorco's gold interests in North and South America
- Acquired Acacia Resources in Australia

2000

Acquired:

- A 40 percent interest in the Morila mine in Mali from Randgold Resources Limited
- A 50 percent interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti)
- A 25 percent interest in OroAfrica, South Africa's largest manufacturer of gold jewellery

2001

- Sold the Elandsrand and Deelkraal mines to Harmony Gold Mining Company Limited (Harmony); disposed of its interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an unsuccessful take-over bid for Normandy Mining Limited

2002

- Sold the Free State assets to ARM and Harmony
- Acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc International SA, thereby increasing its interest in Cerro Vanguardia to 92.5 percent

2003

- Disposed of its wholly-owned Amapari project to Mineração Pedra Branca do Amapari
- Sold its 49 percent stake in the Gawler Craton joint venture, including the Tunkillia project located in South Australia to Helix Resources Limited
- Sold its interest in the Jerritt Canyon joint venture to Queenstake Resources USA Inc.
- Disposed of its entire investments in East African Gold Mines Limited and in Randgold Resources Limited
- Purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited

2004

- Sold its Western Tanami project to Tanami Gold NL in Australia
- Concluded the business combination with Ashanti Goldfields Company Limited, at which time the company changed its name to AngloGold Ashanti Limited
- Acquired the remaining 50 percent interest in Geita as a result of the business combination
- AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount 2.375 percent convertible bonds, due 2009 and guaranteed by AngloGold Ashanti
- Acquired a 29.8 percent stake in Trans-Siberian Gold plc
- Sold its Union Reefs assets to the Burnside joint venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony (50 percent)
- Sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited
- Sold its 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited
- Subscribed for a 12.3 percent stake in the expanded issued capital of Philippines explorer Red 5 Limited

2005

- Substantially restructured its hedge book in January 2005
- Signed a three-year $700 million revolving credit facility
- Disposed of exploration assets in the Laverton area in Australia
- Disposed of its La Rescatada project to ARUNANI SAC, a local Peruvian corporation
- Acquired an effective 8.7 percent stake in China explorer, Dynasty Gold Corporation
- The Director-General of Minerals and Energy notified AngloGold Ashanti in August 2005 that its application for the new order mining rights in terms of the South African Mineral and Petroleum Resources Development Act had been granted

2006

- Raised approximately $500 million in an equity offering
- Acquired two exploration companies, Amikan and AS APK, from TSG as part of the company's initial contribution towards its strategic alliance with Polymetal
- Formed a new company with B2Gold (formerly Bema Gold) to jointly explore a select group of mineral opportunities located in northern Colombia, South America
- AngloGold Ashanti (U.S.A.) Exploration Inc, International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaskan mineral exploration properties and associated databases in return for an approximate 20 percent interest in ITH. AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions
- Disposed of its entire business undertaking related to the Bibiani mine and Bibiani North prospecting permit to Central African Gold plc
- Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation
- Implemented an empowerment transaction with two components: the development of an employee share ownership plan (ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti

2007

- Acquired the noncontrolling interests previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) in the Iduapriem and Teberebie mines
- Anglo American plc sold 69.1 million ordinary shares of AngloGold Ashanti, thereby reducing Anglo American's shareholding in AngloGold Ashanti from 41.7 percent to 16.6 percent
- Announced the successful closing of a $1.15 billion syndicated revolving credit facility

2008

- Issued 69,470,442 ordinary shares in a fully subscribed rights offer and raised approximately $1.7 billion
- AngloGold Ashanti implemented a hedge restructure program
- Announced significant exploration results at the 100 percent owned La Colosa
- Acquired Golden Cycle Gold Corporation through the issue of 3,181,198 ordinary shares, resulting in Cripple Creek & Victor becoming a wholly-owned subsidiary
- Sold entire holding in Nufcor International Limited to Constellation Energy Commodities Group Limited
- Acquired São Bento Gold Company Limited through the issue of 2,701,660 ordinary shares with the ultimate intention of doubling production from the Córrego do Sítio project
- Entered into a $1 billion term facility agreement to be used to redeem the $1 billion convertible bonds due February 2009

2009

- Sold its 33.33 percent joint venture interest in the Boddington Gold Mine to Newmont Mining Corporation
- Entered into an agreement with Simmer & Jack Mines Limited to sell the Tau Lekoa Mine and adjacent project areas
- Repaid its $1 billion convertible bonds
- Anglo American plc sold its remaining shareholding in the company to Paulson & Co. Inc.
- Entered into a strategic alliance with Thani Dubai Mining Limited to explore, develop and operate mines across the Middle East and parts of North Africa
- Issued $732.5 million, 3.5 percent convertible bonds, due 2014
- Issued 7,624,162 ordinary shares and raised a total of approximately $284 million through an equity offering
- Acquired an effective 45 percent interest in the Kibali gold project in the Democratic Republic of the Congo
- Entered into a joint venture with the De Beers Group of Companies to explore for, and ultimately mine gold and other minerals and metals, excluding diamonds, on marine deposits
- Increased the holding in the Sadiola Gold mine from 38 percent to 41 percent
- Continued to manage its hedge book in accordance with its hedge reduction program

The following announcements regarding significant developments were made by AngloGold Ashanti during 2009 and subsequent to year-end:

Sale of interest in the Boddington Gold Mine: On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell to Newmont Mining Corporation, its 33.33 percent joint venture interest in the Boddington Gold Mine. The transaction was completed on June 26, 2009. All refunds and reimbursements between the company and Newmont were settled.

Sale of the Tau Lekoa Mine: On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell with effect from January 1, 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to Simmer & Jack Mines Limited (Simmers). On November 25, 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval of the South African Department of Mineral Resources (DMR), of the transfer of the mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from March 31, 2010 to September 30, 2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before September 30, 2010.

Issue of $732.5m, 3.50 percent guaranteed convertible bonds due May 2014: On May 18, 2009, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited. Bonds totaling $732.5 million were issued at an interest coupon rate of 3.50 percent per annum, payable on May 22, and November 22, each year, are convertible into AngloGold Ashanti ADRs at a conversion price of $47.6126 per ADR and are due on May 22, 2014. On July 30, 2009, shareholders approved a special resolution placing 15,384,615 ordinary shares under the control of the directors to be issued upon the conversion of the $732.5 million convertible bonds.

Formation of a strategic alliance with Thani Dubai Mining Limited: On June 10, 2009, AngloGold Ashanti and Thani Dubai Mining Limited announced the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50 percent interest in the alliance which will explore for gold, precious and base metals.

Acquisition of an effective 45 percent interest in the Kibali gold project: With effect from December 22, 2009, AngloGold Ashanti and Randgold Resources Limited (Randgold) each hold an effective 45 percent interest in the Kibali gold project (formerly the Moto gold project), while L'Office des Mines d'Or de Kilo-Moto (OKIMO), a Congolese parastatal, holds the remaining 10 percent stake, thereby maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (the DRC) in the Kibali gold project.

Issue of 7,624,162 AngloGold Ashanti ordinary shares: On August 31, 2009, AngloGold Ashanti announced the launch of an equity offering to fund a portion of its acquisition of the Kibali gold project. This was followed by an announcement on September 1, 2009 detailing the placing of 7,624,162 AngloGold Ashanti ordinary shares at an issue price of $37.25 per American Depositary Share (ADR) (or R288.32 per ordinary share) which price represented an approximate 3 percent discount to the closing price of an AngloGold Ashanti ADR on the NYSE on August 31, 2009. The offering closed on September 8, 2009 and total proceeds of approximately $284m were received.

Formation of a joint venture with De Beers Group of Companies: On October 5, 2009, AngloGold Ashanti and the De Beers Group of Companies announced the formation of a joint venture (AuruMar) to explore for, and ultimately mine, gold and other minerals and metals, excluding diamonds, on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.

Acquisition of an additional interest in Sadiola: On December 29, 2009, AngloGold Ashanti, together with IAMGOLD Corporation purchased from the International Finance Corporation (IFC), the IFC's 6 percent stake in Société d'Exploitation des Mines d'or de Sadiola, which owns the Sadiola Gold Mine. This transaction has resulted in AngloGold Ashanti and IAMGOLD each increasing their respective interest in Sadiola from 38 percent to 41 percent. In addition, AngloGold Ashanti and IAMGOLD have extended an offer to the Republic of Mali to take up its proportionate entitlement of 19.15 percent of the 6 percent sale interest, by acquiring an equal 0.574 percent interest in SEMOS from each of them, on or before March 31, 2010. The Mali Government has requested an extension to consider this offer until end June 2010.

Temporary suspension of operations at Iduapriem and Obuasi mines: On February 19, 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection Agency of Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address potentially adverse environmental impacts arising from the current tailings storage facility. On March 31, 2010 AngloGold Ashanti announced that it had suspended the operation of gold processing at the Obuasi mine pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge.

Appointment of chairman: Mr Tito Mboweni, the former Governor of the South African Reserve Bank has been appointed, with effect from June 1, 2010, as Chairman of AngloGold Ashanti, to succeed Mr Russell Edey following his retirement as Chairman and from the board at the conclusion of the annual general meeting to be held on May 7, 2010.

AngloGold Ashanti assigned investment grade ratings: On April 9, 2010, AngloGold Ashanti noted the following investment grade ratings assigned to it:

- Moody's Investors Service : Baa3, Outlook Stable
- Standard & Poor’s : BBB-, Outlook Stable

4B. BUSINESS OVERVIEW

PRODUCTS

AngloGold Ashanti’s main product is gold. Revenue is also derived from the sales of silver, uranium oxide and sulfuric acid.

The gold market in 2009

Gold accounts for approximately 96 percent of AngloGold Ashanti's revenue from product sales. The balance of product sales is derived from sales of silver, uranium oxide and sulfuric acid. AngloGold Ashanti sells its products on international markets.

Gold produced by AngloGold Ashanti's mining operations is processed to a saleable form at various precious metals refineries. Once refined – generally large bars weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars weighing 1 kilogram or less, with a gold content of 99.5 percent and more – the metal is sold either through the refineries' marketing and distribution channels or directly to bullion banks and the proceeds paid to the company.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to markets worldwide. Bullion banks hold consignment stocks in all major physical markets and finance these consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti delivers physical products, the same distribution channels at the refinery are used. In this case, the refinery does not sell the metal on the company's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfils AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.

Gold market characteristics

Gold price movements are largely driven by macro-economic factors such as expectations of inflation, currency fluctuations, interest rate changes or global or regional political events that are anticipated to impact on the world economy. Gold has historically played a role as a store of value in times of price inflation and economic uncertainty. This factor, together with the presence of significant gold holdings above ground, tends to dampen the impact of supply and demand fundamentals on the market. Trade in physical gold is, however, still important in determining a floor price and physical gold, either in the form of bars or high-caratage jewellery, is still a major investment vehicle in the emerging markets of India, China and the Middle East.

Gold is relatively liquid compared to other commodity markets and significant depth exists in futures and forward gold sales on various exchanges, as well as in the over-the-counter market.

Physical gold demand

Physical gold demand is dominated by the jewellery industry and the investment sector, which together account for approximately 90 percent of total demand. The balance of gold supply is used in dentistry and electronics.

While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has largely taken up available supply. However, in value terms gold jewellery consumption has increased. Investment in physical gold includes bar hoarding, coins, medals and other retail investment instruments as well as exchange traded funds (ETFs), which have since their inception in 2002 become well established as a vehicle for both retail and institutional investors. In 2009, ETF investment activity was once again very notable with holdings growing by almost 600 tonnes.

Newly mined gold is not the only source of physical gold to the market and accounts for just over 60 percent of supply. Due to its high value, gold is rarely destroyed and some 161,000 tonnes of gold (approximately 65 years of new mine supply at current levels) is estimated to exist in the form of jewellery, official sector gold holdings (central bank reserves) and private investment.

In 2009, gold was supplied to the market from newly-mined production (2,553 tonnes), sales of gold by central banks (24 tonnes) and from sales of scrap gold (1,541 tonnes), largely from the jewellery trade[(1)]. The 2009 gold market was greatly affected by the global financial crisis. Due to the high price of gold and the global liquidity crisis, scrap levels of gold rose by around 27 percent to an all time high. However, the official sector, which includes central banks, sold 90 percent less gold. The greatest market shift to have occurred in 2009 was the shift away from jewellery demand to investment demand. In the United States, total gold investment demand exceeded jewellery demand for the first time since gold reached then-record highs of $850 per ounce in 1980.

(1) Source: GFMS

Gold demand by sector

Jewellery demand

2009 was not a good year for gold jewellery as a combination of the global economic recession and high gold prices led to a 23 percent decline in gold jewellery manufacture. The negative trends were evident in all major gold jewellery markets except for China, which bucked the global trend and showed modest growth in 2009.

In terms of global jewellery markets, China is unique in that its traditional gold jewellery is pure 24 carat and therefore serves a strong investment purpose in addition to adornment. This is also true for the markets of India and the Middle East but in 2009 the investment appeal of gold jewellery was strongest in China. The high price of gold in absolute terms deterred consumers in India and the Middle East. In many markets last year the high price of gold was magnified by the dollar weakening against local currencies, which led to a decline in both sales and in manufacturing.

The Indian market, traditionally the world's largest, contracted significantly in 2009, with bullion imports falling by over 40 percent and jewellery demand declining by 38 percent. The rupee price of gold rose by 14 percent year-on-year and this price dampened the investment appeal of jewellery, with consumers generally limiting themselves to essential wedding and gifting occasions. Due to the higher price of gold, consumers with unchanged budgets were forced to buy less gold on auspicious, "compulsory" buying occasions. While it was not the case that people stopped buying gold in India, as has been the case in some first world markets, they did buy less.

Chinese jewellery fabrication grew by 4 percent last year to set a new record of 316 tonnes. China was the only market in the world to show an increase in both jewellery and investment demand in 2009. The investment case for traditional 24 carat jewellery bolstered demand for that product, while 18 carat jewellery suffered a decline in sales of approximately 10 percent. China's jewellery offtake exceeded investment demand by four to one.

The characteristics of the gold market in the Middle East are similar to those of India and China, although an important difference is the exceptionally high per capita ownership of gold in some of the countries of that region. In the United Arab Emirates, for example, consumption per capita is traditionally 30 times that in the US or the UK and 50 times higher than in India. However, 2009 was also a difficult year for the Middle Eastern jewellery market with jewellery manufacturing falling by a third. In Turkey, local currency appreciation against the dollar, the high price of gold and the ongoing recession dampened jewellery consumption. The markets of Egypt, United Arab Emirates and the Kingdom of Saudi Arabia, were all faced with similar challenges.

The United States gold jewellery market was the world's second largest until 2007, but since then has fallen to fourth place as the global financial crisis intensified. However, US investment demand grew rapidly in 2009 and more than offset the loss in jewellery demand. The high price of gold once again had a negative impact on jewellery sales and many manufacturers reduced the weight of gold jewellery in an attempt to maintain more reasonable price points. Since the cost of inventories was high, many retailers held less gold jewellery.

Investment demand

While 2009 was not a good year for jewellery consumption, investment demand was distinctly better with total world investment exceeding 1,800 tonnes, representing more than double 2008 demand. The increased demand was prompted by a combination of investors seeking a safe haven and speculation on expectation of continued price increases. This investment demand took different forms in different markets. In the US, the majority of purchases took the form of ETFs, while in the Eastern markets of India, China and the Middle East, retail investment was primarily realized through coins and bars.

The first quarter of 2009 saw the most pronounced upward movement in ETF investment demand with holdings increasing by 465 tonnes on fears of a global financial meltdown. As the global economy stabilized from the second quarter onwards, the primary reason for investment shifted toward price speculation as the gold price rose to successive record highs to peak at $1,212.50 per ounce on December 3, 2009.

Central bank holdings, sales and purchases

Central banks periodically buy and sell gold to adjust their portfolios. Most central bank sales take place under the Central Bank Gold Agreements (CBGA), which compel signatories to sell their gold in a stable and responsible fashion ensuring minimal price impact. The third of these agreements came into effect on September 27, 2009 and limits signatories to annual sales of 20 percent less than the second agreement. Central bank sales in the final year of the second agreement reached only 157 tonnes, far less than the quota of 500 tonnes available under the agreement. This illustrates that central bank dishoarding is slowing and at times has even reversed, with a number of central banks becoming net buyers of gold.

In 2009, the long-awaited sale of 403 tonnes of gold by the International Monetary Fund began. To the surprise of global commentators, the Indian Central Bank bought 200 tonnes of the IMF supply. This is perhaps the most significant single official gold market transaction of the last decade. The Indian Central Bank paid an average price of $1,045 per ounce for their gold and news of the purchase may well have assisted in providing a new floor for the advancing gold price.

Breakdown of gold consumption in 2009	
Jewellery consumption	51 percent
Investment	38 percent
Industrial / electronics / dentistry	11 percent

Data source: World Gold Council

AngloGold Ashanti's marketing investment

AngloGold Ashanti remains committed to developing the market for its product. The company's marketing programs aim to increase the desirability of gold and to sustain and grow demand.

AngloGold Ashanti's subscription fees to the World Gold Council account for the bulk of its marketing expenditure. The company remains involved in independent projects to grow jewellery demand in partnership with companies such as Tanishq (a subsidiary of the Tata Group) in India. AuDITIONS, the company's own global gold jewellery design competition, promotes improved gold jewellery design and has become a well-recognized corporate marketing tool.

The uranium market in 2009

AngloGold Ashanti's uranium production is sold through a combination of spot sales and long-term agreements.

The spot price for uranium oxide (U_3O_8) was more stable during 2009 than in 2008. The year opened with a spot price of $53 per pound, then trended down during the beginning of the year to a low of $41.50 per pound early in April, before rebounding to a range of $42 per pound to $50 per pound in the second half of the year. By the end of 2009, the spot price for U_3O_8 was at $44.50 per pound.

The long-term U_3O_8 price began 2009 at $70 per pound and ended the year at $62 per pound. Long-term prices did not show the same fluctuations as spot prices but the decline reflects the spot prices decline over 2008 and some of 2009.

A variety of factors drove the fluctuations in the spot price over the year. Discretionary demand and inventory building stabilized at around $42 per pound, with significant volumes bought by Chinese and Indian utilities. Although longer term forward prices have softened, spot-price support has been partly driven by utilities purchasing now for deferred use.

Record volumes of material were traded on the spot market in periods during the year, reflecting a slight shift away from longer term contracting by some utilities.

In 2009, increased production from several major producers, as well as additional sales of US Department of Energy inventory, were absorbed at the lower end of the price band. That said, the price recovery experienced in October appears to have been driven by unplanned production outages at a large facility, which had still to regain full operation by the end of 2009 and which may result in a small tightening of supply in the short to medium term.

However, in the medium to long term there is significant potential for increases in supply through enhanced production at existing facilities, especially with Kazakhstan aiming to continue its production expansion. Further supply increases are likely to come from new discoveries and the development of several significant new concessions.

The increase in demand necessary to absorb higher production over the medium to long term is dominated by the end of the highly enriched uranium deal, together with Chinese and Indian nuclear expansion. Chinese utilities were the largest buyer of material in 2009, and this trend can be expected to continue in 2010 given the country commenced construction of nine reactors in 2009, taking the total under construction to 20.

The silver market in 2009

The silver price appreciated steadily throughout 2009, often in lockstep with the gold price, though it was sometimes more volatile. The silver price achieved a 48 percent return over 2009 compared with gold’s 24 percent return.

The silver market has also benefitted from increasing investor interest. During the course of 2009, the silver ETF grew 4,112 tonnes or 50 percent, to end the year at 12,365 tonnes.

GOLD PRODUCTION

AngloGold Ashanti’s core business is the production of gold by exploring for, and mining and processing gold orebodies.

The process of producing gold

The process of producing gold can be divided into six main activities:

1. Finding the orebody;
2. Creating access to the orebody;
3. Removing the ore by mining the orebody;
4. Transporting the broken material from the mining face to the plants for treatment;
5. Processing ; and
6. Refining.

The process applies to both underground and surface operations.

1. ***Finding the orebody***

AngloGold Ashanti's greenfields exploration group identifies prospective gold deposit targets and undertakes exploration on its own or in conjunction with joint venture partners. Worthwhile discoveries undergo a well structured and intensive evaluation process before a decision is made to proceed with developing the mine.

2. ***Creating access to the orebody***

There are two types of mining which take place to access the orebody:

- Underground mining: a vertical or decline (inclined) shaft is sunk deep into the ground to transport people and mining materials to underground levels from which the orebody is accessed through horizontal tunnels known as haulages and cross-cuts. Further on-reef development is then undertaken to open up the orebody so that mining can take place.
- Open-pit mining: in this situation the ore lies close to surface and can be exposed for mining by "stripping" the overlying barren material.

3. ***Removing the ore by mining the orebody***

- In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted 'stopes' or 'faces' are then cleaned and the ore released is then ready to be transported to surface.
- In open-pit mining, drilling and blasting may also be necessary to break the ore; excavators then load the material onto the ore transport system which is predominantly haul trucks.

4. ***Transporting the broken material from the mining face to the plants for treatment***

- Underground ore is brought to the surface by a combination of horizontal and vertical transport systems. Once on surface, the ore is usually transported to the processing facilities by surface rail or overland conveyors.
- In open pit operations, the haul trucks deliver the ore directly to the processing facilities.

5. ***Processing***

Comminution is the first step in processing and involves the breaking up the ore, which is delivered as large rocks, into small particles so that the contained gold minerals are exposed and available for recovery. This is usually undertaken by a combination of multi-stage crushing and milling circuits with associated screening and classification processes to ensure that material at the correct size is removed promptly from the comminution circuit.

Recovery of gold can then commence, depending on the nature of the gold contained in the ore. There are two basic classes of ore:

- free-milling, where the gold is readily available for recovery by the cyanide leaching process.

- refractory ores, where the gold is not readily available for leaching because it is locked within a sulfide mineral matrix (e.g. pyrite), extremely finely dispersed within the host rock (and hence not yet exposed) or alloyed with other elements which retard or prevent leaching (e.g. tellurides).

Free milling and oxidized refractory ores are processed for gold recovery by leaching the ore in agitated (stirred) tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).

Refractory ores undergo pre-treatment to make them more amenable to cyanide leaching. This commonly takes the form of separating the gold bearing sulfide materials from the barren gangue material by using flotation to produce a high-grade sulfide concentrate. The sulfide concentrate is then oxidized by either roasting as at AngloGold Ashanti Brasil Mineração or bacterial oxidation (BIOX) as at Obuasi. This oxidation destroys the sulfide matrix and exposes the gold particles thereby making them amenable to recovery by the cyanidation process.

An alternative process is the heap-leach process. This process is generally considered applicable to high-tonnage, low-grade ore deposits, but it can be successfully applied to medium-grade deposits where smaller ore deposit tonnages cannot economically justify constructing a capital intensive process plant. In this process, ore is crushed and heaped on an impervious or lined leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The barren solution is refreshed and recycled to the top of the heaps.

Gold which has loaded (adsorbed) on to activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electrowinning cells and subsequent smelting of the precipitate into doré bars that are then shipped to gold refineries for further processing.

At some AngloGold Ashanti operations, valuable by-products are generated at the same time as the gold recovery process. These by products are:

- silver, which is associated with the gold at some of our operations;
- sulfuric acid which is produced from the gases generated by the sulfide roasting acid plants; and
- uranium which is recovered in a process which involves sulfuric acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping of the resin by ammonium hydroxide and precipitation of uranium oxide as "yellow cake".

The residue from the process operations are stored in designated tailings storage facilities.

6. ***Refining***

The doré bars are transported to a precious metal refinery for further processing. In this process gold is upgraded to a purity of 99.5 percent or greater for sale to a range of final users. High purity gold is referred to as "good delivery" which means that it meets the quality standards set by the London Bullion Markets Association and gives the final buyer assurance that the bar contains the quantity and purity of gold as stamped on the bar.

MINE SITE REHABILITATION AND CLOSURE

As mining is a finite operation, a mining enterprise must develop acceptable plans to be adopted when the mineralized material is exhausted. For AngloGold Ashanti, an integral aspect of operating its mines is ongoing mine closure planning, together with the associated estimates of liability costs and the assurance of adequate financial provisions to cover these costs.

AngloGold Ashanti's environmental and community policies were integrated into a single Environment and Community Policy during 2009. The policy commits the company, amongst others, to ensuring that "financial resources are available to meet its disclosure obligations". One of the company's values is that "the communities and societies in which it operates will be better off for AngloGold Ashanti having been there".

In order to ensure that operating staff and the company's stakeholders understand clearly what these statements mean in practice and to set a common benchmark across the company, a closure and rehabilitation management standard was finalized during 2009. Operations have been given two years (i.e. by mid-July 2011) to achieve full compliance with the standard. The International Council on Mining and Metals (ICMM) published an integrated mine closure planning toolkit. This, together with other national and international reference, was consulted in preparing AngloGold Ashanti's standard to ensure that it was aligned with current good practice.

The evaluation of new projects takes into account closure and associated costs.

For many of the older mines, closure planning and the evaluation of environmental liabilities is a more complex process. This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.

The AngloGold Ashanti standard requires that closure plans be reviewed and updated every three years (annually in the final three years of a mine's life) or whenever significant changes are made, and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice.

A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilize reserves, which the company might wish to exploit should conditions, such as the gold price, change.

An assessment of closure liabilities is undertaken annually.

THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE

AngloGold Ashanti's rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties on which these reserves and deposits are situated.

In several of the countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions on the group's ability to independently move assets out of these countries and/or transfer assets within the group, without the prior consent of the local government or minority shareholders involved.

Southern Africa

South Africa

In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which had been passed by the Parliament of South Africa in June 2002 and came into effect on May 1, 2004. The objects of the MPDRA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. The object is also to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they are operating.

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Mining Charter) developed out of the MPRDA. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of 26 percent of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. In addition, the government indicated that it would issue a Mining Charter Scorecard (Scorecard) against which companies could gauge their empowerment credentials as well as engineering innovative ways of assisting business to meet the empowerment criteria. The fact that the Mining Charter enjoyed the full support of the mining houses, South African government and the unions, gives it great credibility and improves its chances for success in the long run.

The objectives of the Mining Charter are to:

- promote equitable access to the nation's Mineral Resource by all the people of South Africa;
- substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;
- use the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and the major labor-sending areas; and
- promote beneficiation of South Africa's mineral commodities.

The Scorecard was envisaged to function as an administrative tool only and not as a legislative one. The objective of the Scorecard was to find a practical framework for the Minister to assess whether a company actually measured up to what was intended by the MPRDA and the Mining Charter.

On April 29, 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Codes of Good Practice for the South African Mineral Industry (the Code). The purpose of the Code is to set out administrative principles in order to enhance the implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to the measurement of the socio-economic transformation in the South African mining industry.

AngloGold Ashanti currently holds ten mining rights in South Africa, seven of which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Titles Office (MPRTO). Two old order mining rights are still awaiting conversion by the Department of Mineral Resources (DMR), and one right has been executed, awaiting registration in the MPRTO. The deadline for the conversion process from old to new order rights was the end of April 2009.

AngloGold Ashanti also holds one prospecting right for which a renewal application is pending. Three pending prospecting right applications have been submitted to the DMR and one application has been successfully executed, registration of which at the MPRTO is currently awaited. AngloGold Ashanti is also in the process of preparing a mining permit application for the recovery of sand which will be submitted to the DMR.

A prospecting right will be granted to a successful applicant for a period not exceeding five years. Prospecting rights may only be renewed once for a period not exceeding three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal up to two years, subject to certain conditions.

A mining right will be granted to a successful applicant for a period which may not exceed 30 years. Mining rights may be renewed for additional periods, each of which may not exceed 30 years at a time.

The MPRDA Amendment Act has been signed by the State President, and published, but is not yet in effect. The purpose of the Act is to amend the MPRDA so as to make the Minister the responsible authority for the implementing of environmental matters in terms of the National Environmental Management Act, 1998 (NEMA) and specific environmental legislation as it relates to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area; to align the MPRDA Act with the NEMA in order to provide for one environmental management system; to remove ambiguities in certain definitions; to add functions to the Regional Mining Development and Environmental Committee; to amend transitional arrangements so as to further afford statutory protection to certain existing old order rights; and to provide for matters connected therewith.

AngloGold Ashanti applied for and has been granted a Refining License at the South African Diamond and Precious Metals Regulator.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programs and payment of royalties. The relevant license was granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year mining license expires in October 2018.

Continental Africa
Democratic Republic of the Congo

The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July 2002 and its ancillary regulations, the Mining Regulations promulgated in March 2003. The Mining Code, which repealed the Mining Code of April 1981, vests the Minister of Mines with the authority for the granting, refusal, suspension and termination of mineral rights. Mineral rights may be granted in the form of exploration permits which are granted for an initial period of four years and mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining license or a small scale mining permit. Exploitation permits are granted following successful completion of exploration and satisfaction of the requirements necessary for the grant of such permit including approval of an environmental impact study and an environmental management plan. The holder of a mining permit is required to commence development and mine construction within three years of the grant of a mining permit, and failure of which may lead to forfeiture or payment of penalties. A permit holder must comply with specific rules relating to, among other things, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning.

Mining and exploration activities are required to be undertaken so as to affect, as little as possible, the interests of lawful occupants of land and surface rights holders including their customary rights. The exercise of mineral rights by title holders which effectively deprives and/or interferes with the rights of occupants and surface rights holders requires payment of fair compensation by the mineral title holder.

The Mining Code provides for the taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. The Mining Code also provides for a level of fiscal stability. Existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to remain unchanged for a period of 10 years in favor of a mining title holder in the event that amendment of the Mining Code results in less favorable payment obligations.

Regarding protection and enforcement of rights acquired under an exploration or mining permit, the Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitrational recourses.

AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (AGK), an exploration and mining joint venture with Offices des Mines d'or de Kilo – Moto (OKIMO), a DRC governmental mining agency, AGK is engaged in exploration activities in the north eastern DRC.

Following a review undertaken by a commission appointed by the DRC government to review all mining contracts entered into by mining companies with DRC parastatal mining agencies, AngloGold Ashanti and its joint venture partner OKIMO have secured certain undertakings and commitments from the Government of the DRC in respect of the AGK project, including security of tenure as long as AGK is in compliance with DRC mining legislation and for such time as the AGK project is in commercial production, as well as the existing DRC mining legislation and fiscal regime under which the AGK project with operate. In addition, the DRC government has agreed to the transfer of the exploitation permit transfer deeds from OKIMO to AGK and the termination of the existing amodiation agreement which will be effective upon the transfer of the exploitation permits.

Ghana

The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.

Control of mining companies

The Minister of Mines has the power to object to a person becoming or remaining a ''shareholder controller'', a ''majority shareholder controller'' or an ''indirect controller'' of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

The Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for 15 years. A stability agreement is subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the government of Ghana agreed the terms of a stability agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi Mining Lease which had been ratified by Parliament.

Under the stability agreement, the government of Ghana agreed:

- to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
- to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
- to ensure that the income tax rate would be 30 percent for a period of fifteen years. The agreement was amended in December 2006 to make the tax rate equal to the prevailing corporate rate for listed companies;

- that a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remains subject to the government's approval;
- to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
- to retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.

Further, the Government of Ghana agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. For fiscal years 2009 and 2010, the government, through the National Fiscal Stabilization Act 2009 (Act 785), has imposed a 5 percent levy on all profits before tax for mining companies as a temporary measure to raise additional revenue to meet critical expenditures, while maintaining government's fiscal objectives. AngloGold Ashanti is taking the position that it is not subject to this levy.

Retention of foreign earnings

AngloGold Ashanti's operations in Ghana are permitted to retain 80 percent of their foreign exchange earnings. In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.

Localization policy

A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localization', which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.

Mining properties
Obuasi
The current mining lease for the Obuasi area was granted by the Government of Ghana on March 5, 1994. It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted, resulting in the total area under mining lease conditions increasing to 474 square kilometers, (the Lease Area). The company is required to pay rent to the Government of Ghana (subject to review every five years, when the rent may be increased by up to 20 percent) at a rate of approximately $5 per square kilometer and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on October 23, 2008.

Iduapriem and Teberebie
Iduapriem has title to a 33 square kilometer mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease. Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years.

Guinea

In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organize their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.

At Siguiri, the original area granted of 8,384 square kilometers was reduced to a concession area of four blocks totaling 1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from November 11, 1996 under conditions detailed in a Convention de Base which predates the new Guinea Mining Code.

Key elements of the Convention de Base are that:

- the Government of Guinea holds a 15 percent free-carried or non-contributory interest; a royalty of 3 percent based on a spot gold price of less than $475 per ounce, and 5 percent based on a spot gold price above $475 per ounce, as fixed on the London Gold Bullion Market, is payable on the value of gold exported; a local development tax of 0.4 percent is payable on gross sales revenue; salaries of expatriate employees are subject to a 10 percent income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
- SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

Mali

Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of August 19, 1999 enacting the mining code, as amended by 013/2000/P-RM of February 10, 2000 and ratified by Law No. 00-011 of May 30, 2000 (the Mining Code), and Decree No. 99-255/P-RM of September 15, 1999 implementing the Mining Code.

Prospecting activities may be carried out under prospecting authorizations (authorization de prospection) which is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area of the authorization. Research activities may be carried out under research permits (permis de recherché). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50 percent of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.

An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorization or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorization and covers only the area covered by the exploration permit or the prospecting authorization. An application must be submitted to the Minister in charge of Mines and to the National Director of Mines.

As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10 percent free carry interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing the capital.

Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study, and a bank deposit. The permit is granted by decree of the Head of Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/or a failure of the environmental study.

Applications for prospecting authorizations and research permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and cost program, a map defining the area which is being requested and the geographical coordinates thereof, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister in charge of Mines to the applicant.

The mining titles mentioned above all require an establishment convention (convention d'etablissement) to be signed by the State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.

AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include the general conditions with regard to exploration (work program, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programs for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

As the establishment conventions contain stabilization clauses, the mining operations carried out by the AngloGold Ashanti entities in Mali are subjected to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining Code of 1999.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and the Mining Regulations, 1999 and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.

The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:

- prospecting licenses;
- retention licenses; and
- mining licenses.

A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for all minerals, other than building materials and gemstones, for a period of three years. Thereafter, the license is renewable for two further periods of renewal of two years each. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished. Before application is made for a prospecting license with an initial prospecting period (a prospecting license), a prospecting license with a reconnaissance period (a prospecting reconnaissance) may be applied for a maximum area of 5,000 square kilometers. This is issued for a period of two years after which a three-year prospecting license is applied for. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the minister, after the expiry of a prospecting license period, for reasons ranging from funds to technical considerations.

Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting license has identified a mineral deposit within the prospecting area, which is potentially of commercial significance but cannot be developed immediately for reasons of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.

A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the Commissioner for Minerals, except for a mining license, which must have the approval of the Ministry to be assigned. However, this approval requirement for the assignment of a mining license will not apply if the mining license is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licenses, which have been issued for 25 years, expiring in 2024.

Australasia
Australia

In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory.

Exploration for and mining of minerals is regulated by general mining legislation and controlled by the mining ministry of each respective state or territory. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and state Aboriginal heritage legislation also operates to protect special sites and areas from disturbance, although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.

AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licenses, mining leases, miscellaneous licenses and general purpose leases. In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically, the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

Government royalties are payable as specified in the relevant legislation in each state or territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations. Both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.

North America
United States of America

Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining is owned by the federal government and is obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.

Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.

Cripple Creek & Victor Gold Mining Company's Cresson Project consists almost entirely of owned, patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

South America
Argentina

According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for and to exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring a right over a mining license are: to sell the license; to lease such a license; or to assign the right under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner, Fomicruz, and in terms of the Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.

Brazil

In Brazil, there are two basic mining rights:

- a license for the exploration stage, valid for a period of up to three years, renewable once; and
- a mining concession or mine manifest, valid for the life of the deposit.

In general, exploration licenses are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral Resource and have been licensed by the competent environmental authority.

Mine manifests (mining titles granted in 1936) and mining concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until the depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) which acts as the inspecting entity for mining activities. Obligations of the titleholder include:

- the start of construction, as per an approved development plan, within six months of the issuance of the concession;
- extracting solely the substances indicated in the concession;
- communicating to the DNPM the discovery of a mineral substance not included in the concession title;
- complying with environmental requirements;
- restoring the areas degraded by mining;
- refraining from interrupting exploitation for more than six months; and
- reporting annually on operations.

The difference between a mine manifest and a mining concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a mine manifest than a mining concession.

Although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licenses.

Colombia

The underlying principle of Colombian mining legislation is: first in time, first in right.

The process starts with a proposal, the presentation of which gives a right of preference, if the area is free, to obtain the area. The maximum extent of an area covered by such a proposal is 10,000 hectares. Once a proposal has been received, the relevant government agency undertakes an investigation to determine whether another proposal has been received regarding the area concerned or whether an existing contract for the area is already in place. The government agency grants a “free zone” when the proposal made has a right of preference.

The new law includes the possibility for the government to reserve some areas to offer in a beat process.

The concession contract

The government agency grants an exclusive concession contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and installations necessary for establishing the existence of minerals and their exploitation. The total term of such a concession is 30 years. The extension of the concession contract was changed, it is not automatic, and it is for an additional 20 years. To get the extension the concessionaire must ask for the extension 2 years before the termination of the initial 30 years, and has to present economical, environmental and technical information.

Because the extension is not automatic, the concessionaire has to re-negotiate the new conditions of the extension.

According to the new law the exploration period has been extended until 11 years, to get the extension, every two years the concessionaire must present a technical report and explain the activities for the next two years.

Once the concessionaire has completed its exploration program, a proposed plan of works and installations of exploitation and a study of the environmental impact must be completed in order to receive an environmental license, without which it is not possible to start the development program necessary to begin mining.

The terms of the concession start from the date of registration of the contract at the National Mining Register; similarly, all obligations begin at that date. Once a mining concession has been awarded, the operating entity must take out an insurance policy to cover any possible environmental damage and its mining obligations.

There are some areas where mining activity is prohibited. These areas are: a) national parks; b) regional parks, c) protected forest reserves; d) Paramus (included in the new law) and f) wetlands, according to the Ramsar Convention (included in the new laws).

For the forest reserves (that are not protective forest reserves) it is necessary to subtract this area to start any mining activity.

Surface fee

During exploration and construction of the infrastructure for the Mine:

The new law changes the payments of the cannon fees. Without taking into consideration the extension of the areas, as it was before, the amount of the cannon changes according to the number of years:

- From 1 to 5 years: approximately $2.00 per hectare per year.
- From 50 to 70 years: approximately $2.50 per hectare per year.
- From 80 to 110 years: approximately $3.00 per hectare per year.

Royalty

The royalty paid to the Colombian government is equivalent to a percentage of the exploited primary product, the object of the mining title, and its sub-products. For gold, the percentage of the royalty to be paid is 4 percent.

The system of royalty payments and adjustments to such payments apply from the date the concession contract comes into force and for the entire period of its validity. Any official changes to the laws governing the payment of royalties will only apply to contracts granted and completed after these laws have been promulgated.

REVIEW OF OPERATIONS

ANGLOGOLD ASHANTI GLOBAL OPERATIONS AND EXPLORATION : 2009


Russia
Veduga
Canada
USA
Cripple Creek & Victor 218,000oz
Mali
Morila 137,000oz
Sadiola 135,000oz
Yatela 89,000oz
Guinea
Siguiri 316,000oz
Ghana
Iduapriem 190,000oz
Obuasi 381,000oz
China
Yili Yunglong
Jinchanggou
Philippines
Mapawa Area
Saudi Arabia
Eritrea
Egypt
Gabon
Colombia
La Colosa
Gramalote
Quebradona
Brazil
Serra Grande 77,000oz
Brasil Mineração 329,000oz
DRC
Mongbwalu
Kibali
Tanzania
Geita 272,000oz
Solomon Islands
Namibia
Navachab 65,000oz
South Africa
Vaal River
Great Noligwa 158,000oz
Kopanang 336,000oz
Moab Khotsong 247,000oz
Tau Lekoa 124,000oz
Surface operations 164,000oz
West Wits
Mponeng 520,000oz
Savuka 30,000oz
TauTona 218,000oz
Australia
Sunrise Dam 401,000oz
Tropicana
New Zealand
Argentina
Cerro Vanguardia 192,000oz
Operations
Exploration
New exploration

AngloGold Ashanti is a global leader within the gold mining business and conducts a focused, worldwide exploration program. In the course of mining and processing the ore mined, silver, uranium oxide and sulfuric acid are produced as by-products at the Argentinean, South African and Brazilian operations.

OPERATING PERFORMANCE

AngloGold Ashanti has 21 operations in 10 countries on four continents. These operations are managed on a regional basis, namely Southern Africa (South Africa and Namibia), Continental Africa (Ghana, Guinea, Mali and Tanzania), Australasia (Australia), North America (United States of America), and South America (Argentina and Brazil).

In 2009, AngloGold Ashanti produced 4.599 million ounces of gold, a decrease of 8 percent on the 4.982 million ounces produced in 2008. The year-on-year decline in production was a result of:

- lower grades mined;
- safety stoppages in South Africa;
- seismic event at Savuka that damaged the shaft infrastructure;
- two-month stoppage at TauTona;
- lower grade ore processed at Sunrise Dam due to the high-grade Mega open-pit being exhausted in 2008; and
- lower leach-pad recoveries at Cripple Creek &Victor.

Safety

For AngloGold Ashanti, people come first and consequently, safety remained the highest priority for the company. AngloGold Ashanti will continue to strive to improve its safety performance across its global asset base. AngloGold Ashanti's focus on safety continued in 2009. The company's approach to managing risk and enabling employees to work safely in a supportive work environment is based on a new conversational culture, where many voices participate and make a meaningful contribution to designing the way in which the company works and protects itself from both known and unexpected risks. The success of this approach depends on four key factors - leadership; engagements; systems and learning. For these factors to be effective, they need to occur in an enabling environment. The focus on safety transformation process is on moving the organization towards a culture of engagement and learning that stimulates awareness of the nature of risk.

It is with much regret that the company reports that 16 employees lost their lives in work related accidents in 2009 (2008: 14 fatalities). While it is particularly disappointing that this figure indicates a relapse from the prior year, AngloGold Ashanti remains focused on decreasing the long-term trend of fatal accidents.

Expressed in terms of safety performance statistics, the fatal injury frequency rate (FIFR) was 0.10 per million hours worked, compared with 0.09 in 2008 and 0.21 in 2007. The lost-time injury frequency rate (LTIFR) in 2009 was 6.57 per million hours worked compared with 7.32 in 2008 and 8.24 in 2007.

Operational review

Given the focus on optimizing operational performance and maintaining costs, AngloGold Ashanti continued to invest significantly in capital expenditure. Capital expenditure for the year amounted to $1,027 million (2008: $1,239 million).

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)			Total cash costs ($/oz)		
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
SOUTHERN AFRICA							***1,862***	***2,167***	***2,408***			
South Africa												
Vaal River												
Great Noligwa	0.9	1.4	2.0	5.73	7.33	7.54	158	330	483	791	458	404
Kopanang	1.6	1.6	1.8	6.74	6.82	7.24	336	362	418	408	348	306
Moab Khotsong	0.8	0.6	0.3	9.36	9.31	7.94	247	192	67	421	375	672
Tau Lekoa	1.2	1.2	1.4	3.32	3.58	3.62	124	143	165	718	524	473
Surface operations	9.7	7.9	8.0	0.53	0.36	0.49	164	92	125	378	446	304
West Wits												
Mponeng	1.9	1.9	1.9	8.66	10.02	9.50	520	600	587	331	248	264
Savuka	0.2	0.3	0.3	5.45	6.28	6.69	30	66	73	1,133	424	397
TauTona[(1)]	1.5	1.6	1.8	7.29	8.66	9.67	218	314	409	532	373	318
Namibia												
Navachab	1.3	1.5	1.6	1.58	1.43	1.56	65	68	80	677	559	475
CONTINENTAL AFRICA							***1,520***	***1,562***	***1,575***			
Ghana												
Iduapriem[(2)(3)]	3.4	3.5	2.8	1.72	1.76	1.85	190	200	167	658	625	497
Obuasi[(1)]	4.6	5.6	6.0	5.18	4.37	4.43	381	357	360	630	636	464
Guinea												
Siguiri (85 percent)[(2)]	8.8	8.6	8.3	1.11	1.20	1.05	316	333	280	513	468	471
Mali												
Morila (40 percent)	1.7	1.7	1.7	2.47	3.08	3.36	137	170	180	526	424	333
Sadiola (41 percent)	1.7	1.6	1.6	2.52	3.42	2.76	135	172	140	489	401	414
Yatela (40 percent)[(4)]	1.1	1.1	1.2	3.62	2.66	3.46	89	66	120	326	621	300
Tanzania												
Geita	4.5	4.3	5.1	1.89	1.92	2.01	272	264	327	985	814	627
AUSTRALASIA							***401***	***433***	***600***			
Australia												
Sunrise Dam[(2)]	3.9	3.8	3.8	2.87	3.46	4.86	401	433	600	631	559	262
NORTH AMERICA							***218***	***258***	***282***			
United States of America												
Cripple Creek & Victor[(4)]	18.7	22.1	20.9	0.46	0.49	0.53	218	258	282	371	310	269
SOUTH AMERICA							***598***	***562***	***612***			
Argentina												
Cerro Vanguardia (92.5 percent)	0.9	0.9	0.9	6.51	5.44	6.88	192	154	204	359	617	260
Brazil												
Brasil Mineraçáo[(1)]	1.5	1.4	1.4	7.02	7.62	7.48	329	320	317	347	322	246
Serra Grande (50 percent)[(1)]	0.5	0.4	0.4	4.72	7.58	7.21	77	87	91	429	299	264
AngloGold Ashanti							**4,599**	**4,982**	**5,477**	**534**	**465**	**367**

(1) *The yield of TauTona, Brasil Mineraçáo, Serra Grande and Obuasi represents underground operations.*

(2) *The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.*

(3) *The noncontrolling shareholdings of the International Finance Corporation (10 percent) and Government of Ghana (5 percent) were acquired effective September 1, 2007, and Iduapriem is now wholly-owned by AngloGold Ashanti.*

(4) *The yield of Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed. The remaining 33 percent interest in Cripple Creek & Victor was acquired effective July 1, 2008.*

SOUTHERN AFRICA


N
Namibia
Navachab 65,000oz
Operations
South Africa
Vaal River
Great Noligwa 158,000oz
Kopanang 336,000oz
Moab Khotsong 247,000oz
Tau Lekoa 124,000oz
Surface operations 164,000oz
West Wits
Mponeng 520,000oz
Savuka 30,000oz
TauTona 218,000oz

AngloGold Ashanti's Southern Africa region includes the company's operations in South Africa and Namibia. In 2009, the Southern Africa region produced 1.862 million ounces (2008: 2.167 million ounces) of gold, equivalent to 40 percent of total production.

SOUTH AFRICA

AngloGold Ashanti's South African operations comprise seven deep-level mines and one surface operation. They are Great Noligwa, Kopanang, Tau Lekoa, Moab Khotsong and the surface operation, which make up the Vaal River region, and Mponeng, Savuka and TauTona, which make up the West Wits region. Together, these operations contributed 39 percent to group production in 2009.

Location: AngloGold Ashanti's South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin. These are:

- the **Vaal River area**, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great Noligwa, Kopanang, Tau Lekoa, Moab Khotsong mines and the surface operations are located; and
- the **West Wits area**, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng, TauTona and Savuka mines are located.

Geology: The Witwatersrand Basin comprises a six-kilometer thick sequence of inter-bedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometers north-east/south-west and 100 kilometers north-west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the basin is overlain by up to four kilometers of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, generally less than two meters thick, and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but increasingly an epigenetic origin theory is being supported. Nonetheless, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

Safety: Tragically, there were 13 fatalities (2008: 11 fatalities) at the South African operations during the year in 938 accidents. The FIFR for 2009 was 0.14 per million hours worked (2008: 0.12 and 2007: 0.29), while the LTIFR was 10.40 per million hours worked (2008:11.24 and 2007:12.72). AngloGold Ashanti remains focused on eliminating all workplace injuries across the operations and are encouraged by the improvement in the LTIFR, which has fallen for the third consecutive year to the lowest level ever recorded by the group. In all, 95 full production shifts and 73 partial production shifts were lost at the South African operations due to safety related stoppages.

A number of initiatives were implemented in 2009 to help achieve the company's aim of eliminating safety incidents. With "*Safety is our First Value*" as the cornerstone of this effort, the South Africa operations continued to push the "*White Flag Day*" initiative to signify injury-free days at each operation. The company also initiated the "*It's OK to Stop!"* program to encourage employees at all levels to call work to a halt in unsafe conditions. The "*5-TEEN"* process was developed to focus on analyzing the activities of the crews in the worst 15 percent of safety performers, and providing support to effect rapid improvement. An analysis of those teams was conducted in three phases during August and December 2009 and January 2010.

In addition, a three-tier approach to investigation and recovery from fatal accidents was adopted in South Africa, starting with the mandatory on-site inspection and followed by a peer review by an independent team and a technical review which included representation from both the company's executive and the state's mine inspectorate. This new structure is designed to adapt and change safety processes and policies where necessary.

These initiatives were underpinned by the use of a new risk management system software application which was installed during the course of the year and is expected to be fully functional during the first quarter of 2010. The South African operations successfully passed their OHSAS 18001: 2007, First Advance Part 2 assessments, a crucial step toward both strengthening existing protocols and establishing common Health and Safety Management systems. Taken together, these programs form part of AngloGold Ashanti's Safety Transformation.

Safety Transformation is an ongoing program designed to deliver on AngloGold Ashanti's safety values. It addresses the company's approach to managing risk through the development of an organizational culture based on engagement and learning, facilitated by effective leadership and underpinned by enabling and sustaining systems. Rollout will begin at three global pilot sites during April 2010, following a global launch on April 20, 2010 in South Africa.

Operating review: Gold production for South Africa totaled 1.797 million ounces in 2009, a decline on the previous year's production of 2.099 million ounces. This decline was mainly a result of a 10 percent reduction in underground recovered grade and decreased volume due to:

- More rigorous policing of safety regulations by company management and state mine inspectors which caused longer and more frequent stoppages, both following accidents and as a pre-emptive safety measure.
- A seismic event in May that caused significant damage to the underground infrastructure at Savuka, requiring mining activity to be suspended while repairs were made.
- An eight-week suspension of mining at TauTona to conduct a thorough inspection and repair of all shaft steelwork following an incident in October when a length of steel dislodged from the shaft wall.
- An underground fire in March 2009, as well as complex geological structures encountered at Great Noligwa.

Total cash costs at of the South African operations increased from 2008, as a result of a decline in production and increased costs driven largely by annual wage increases, higher power tariffs and inflation on input costs, being offset by the contributions from uranium sales.

Bi-annual South African wage negotiations were successfully concluded in the third quarter, with AngloGold Ashanti and its partners in local trade unions agreeing to an increase that had a 9.7 percent impact on payroll costs for the South African operations in the first year starting July 1, 2009. In the second year, the impact will be 1 percent above inflation, with a guaranteed minimum of 7.5 percent. This settlement, which AngloGold Ashanti believes is fair to all parties, was concluded after a constructive, three-month interaction.

Power tariffs levied by Eskom, the state-owned power utility, increased by 31.3 percent in 2009, placing additional pressure on cash costs.

Uranium is a by-product of gold mining at South Africa's Vaal River operations. In 2009, total uranium production was 1.4 million pounds, 8 percent more than the previous year's 1.3 million pounds, due to improved recoveries.

Capital expenditure in South Africa in 2009 totaled $395 million (2008: $347 million).

Community and environment: The South African operations manage community and environmental matters within integrated programs that ensure compliance with legislation and also fulfillment of all obligations to stakeholders, including host communities and the Department of Mineral Resources (DMR). Both the Vaal River and West Wits operations have a detailed Social and Labor Plan (SLP) and Environmental Management Plan (EMP), developed in accordance with relevant legislation. SLP reports, which detail progress made against firm targets, are submitted to the DMR annually along with EMP audits. Both plans are drawn up after interactions with both host communities and government agencies.

No significant issues were raised by either communities or government on sustainability issues during the year. The EMPs are certified to the ISO 14001 environmental management system standard. All of the South African operations are fully compliant with the International Cyanide Management Code (Cyanide Code).

- **Vaal River operations**

Description: The Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa mines are situated near the towns of Klerksdorp and Orkney on the border of North West Province and the Free State. The Vaal River operations have among them four gold plants, one uranium plant and one sulfuric acid plant. Combined, the Vaal River operations, which include the surface division, produced 32.025 kilograms or 1.029 million ounces of gold (2008: 34.785 kilograms or 1.119 million ounces), which is 55 percent of the South African division's production and 22 percent of group production.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef:

- The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.
- The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef.
- The "C" Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Vaal River – Summary of metallurgical operations

	West Gold Plant	East Gold Acid and Float Plant	Noligwa Gold Plant	Mispah Gold Plant	Kopanang Gold Plant
Gold plants					
Capacity (000 tonnes/month)	180	309	263	140	420
Uranium plants					
Capacity (000 tonnes/month)	–	–	263	–	–
Pyrite flotation plants					
Capacity (000 tonnes/month)	–	250	145	–	–
Sulfuric acid plants					
Production (tonnes/month)	–	7,500	–	–	–

Operating and production data for Vaal River operations

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Vaal River surface
2009					
Pay limit (oz/t)	0.43	0.40	0.60	0.21	0.007
Pay limit (g/t)	14.90	13.85	20.57	7.27	0.225
Recovered grade (oz/t)	0.167	0.197	0.273	0.097	0.015
Recovered grade (g/t)	5.73	6.74	9.36	3.32	0.53
Gold production (000 oz)	158	336	247	124	164
Total cash costs ($/oz) [(1)]	791	408	421	718	378
Total production costs ($/oz) [(1)]	994	598	749	766	390
Capital expenditure ($ million)	24	58	104	17	3
Employees [(2)]	4,612	5,612	4,334	2,700	228
Outside contractors [(2)]	127	447	1,735	414	6
2008					
Pay limit (oz/t)	0.29	0.32	0.69	0.17	0.007
Pay limit (g/t)	10.07	11.07	23.51	5.70	0.206
Recovered grade (oz/t)	0.214	0.199	0.271	0.104	0.011
Recovered grade (g/t)	7.33	6.82	9.31	3.58	0.36
Gold production (000 oz)	330	362	192	143	92
Total cash costs ($/oz) [(1)]	458	348	375	524	446
Total production costs ($/oz)[(1)]	564	500	641	720	478
Capital expenditure ($ million)	26	47	89	18	1
Employees [(2)]	5,472	5,620	2,914	2,650	227
Outside contractors [(2)]	271	411	1,823	384	7
2007					
Pay limit (oz/t)	0.34	0.36	1.52	0.16	0.008
Pay limit (g/t)	11.69	12.18	52.12	5.39	0.245
Recovered grade (oz/t)	0.220	0.211	0.232	0.106	0.014
Recovered grade (g/t)	7.54	7.24	7.94	3.62	0.49
Gold production (000 oz)	483	418	67	165	125
Total cash costs ($/oz) [(1)]	404	306	672	473	304
Total production costs ($/oz) [(1)]	513	400	1,254	752	328
Capital expenditure ($ million)	37	52	89	16	1
Employees [(2)]	5,908	5,470	1,986	2,506	211
Outside contractors[(2)]	726	465	1,548	345	11

(1) *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*

(2) *Average for the year.*

Great Noligwa

Description: Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney on the Free State side of the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here. This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 meters below surface.

Given the geological complexity of the orebody at Great Noligwa, a scattered mining method is employed. The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang Mine, which applies conventional crushing, screening, SAG grinding and carbon-in-leach (CIL) processes to treat the ore and extract gold.

Safety: The mine achieved its first ever two million fatality-free shifts on July 16 2009 while the vertical transport and SV3 sections received one million fatality-free shift awards during the year. Safety, as measured by the LTIFR, improved significantly with 10.90 per million hours worked recorded for the year (2008: 14.66). The mine achieved the benchmarks for all safety indices in 2009. There was one fatality in 2009, caused by a fall of ground (2008: 1). The "*White Flag Day Every Day"* and *"It's OK to Stop"* campaigns were the two major contributors to improved safety. Other safety initiatives include daily shaft-based communication and visibility tours by both management and union leadership. Management-initiated safety stoppages also had a positive impact on physical conditions underground and on the improved safety performance. Great Noligwa maintained its OHSAS 18001:2007 and ISO 14001 certification in 2009.

Operating review: Gold production fell to 158,000 ounces in 2009 from 330,000 ounces in 2008. The decline in output was due mainly to the transfer of the high-grade SV4 section of the mine to the Moab Khotsong upper mine from July 2008, as well as an underground fire in March and various safety-related stoppages including those requested by both the DMR and mine management. In addition, about 33 panels were affected by the intersection of complex, unexpected geological structures, which limited mining flexibility and development. Yield declined by 22 percent, mainly because of the transfer of the high-grade SV4 section to Moab Khotsong and the lower grades mined due to the limited flexibility.

Total cash costs for the year rose to $791 per ounce (2008: $458 per ounce). This increase was mainly the result of lower production volumes and inflationary pressures on wages and power tariffs.

Capital expenditure of $24 million (2008: $26 million) was spent.

Growth prospects: Given that Great Noligwa is a mature operation, it is in the process of converting from conventional scattered mining to pillar and/or remnant mining for the remainder of its operational life. The Vaal Reef, which has been the most economically viable reef at Great Noligwa, is being depleted and the less economical Crystalkop Reef is increasingly being exploited together with the economically viable pillars and remnants containing the Vaal Reef. Growth opportunities are therefore limited to the possible inclusion of a few Vaal and Crystalkop Reef safety haulage pillars that are not currently part of the reserve. A feasibility study is currently being conducted to determine the viability of establishing alternate routes for men, material, ore and ventilation, to replace these haulages. Should that prove to be successful, these pillars may be mined and will then be included in the 2011 Business Plan.

Kopanang

Description: Kopanang adjoins Great Noligwa and is located close to the town of Orkney on the Free State side of the Vaal River. The major reef mined at Kopanang is the Vaal Reef, while a secondary reef, the Crystalkop Reef, is mined on a smaller scale. Mining operations are conducted at depths ranging from 1,280 meters to 2,240 meters.

The Kopanang operation comprises a single shaft system. Given the geologically complex orebody occurring at Kopanang, a scattered mining method is used with the orebody being accessed mainly via footwall tunneling, raised on the dip of the reef and stoped on strike. Kopanang has a gold processing plant that uses both conventional semi-autogenous grinding and carbon-in-pulp technology. There are two streams of ore into the plant, one of which is fed mainly by Vaal Reef ore while the other is fed exclusively by Ventersdorp Contact Reef ore from Tau Lekoa.

As the ore mined at Kopanang also contains uranium as a by-product, about 40 percent of the Vaal Reef ore mined here is sent to the gold plant at Great Noligwa for uranium extraction.

Safety: There was one fatality at Kopanang in 2009, the result of a fall of ground related accident (2008: 2). The overall safety performance improved during the year with an LTIFR of 11.46 per million hours worked (2008: 12.86), and a FIFR of 0.07 per million hours worked (2008: 0.14). The mine achieved two significant safety milestones in 2009: 1.5 million fatality-free shifts in March 2009 and 750,000 fatality-free shifts in November 2009. Kopanang ended the year at 954,410 fatality-free shifts. Mitigation strategies were implemented to improve safety performance, to ameliorate risks associated with falls of ground and to improve support standards used in development, horizontal transport and cooling of the work environment. Kopanang won the Safety Shield; Horizontal Transport and Vertical Transport competitions. The mine retained its OHSAS 18001:2007 certification.

Operating review: Gold production fell to 336,000 ounces in 2009 less than 2008's production of 362,000 ounces. An 8 percent decline in volumes mined was the major contributor to the decline. Safety-related work stoppages, complex geological structures and insufficient available face length all contributed to the lower volumes.

Total cash costs increased to $408 per ounce (2008: $348 per ounce). This was as a result of lower production as well as inflationary pressures on wages and power tariffs.

The capital expenditure totaled $58m for the year compared to $47m in 2008.

Growth prospects: Four brownfield projects have been identified which could extend the life of Kopanang: Gencor 1 East extension, Crystalkop Reef, the shaft fault area and the ground below current infrastructure on 68 Level.

Moab Khotsong

Description: Moab Khotsong, which began commercial production in January 2006, is located south and south-east of Great Noligwa and Kopanang in the Free State province. The mine was developed principally to exploit the Vaal Reef. The first phase of this operation included development of a main shaft system, a subsidiary ventilation shaft and three main production levels between 2,600 meters and 3,054 meters below surface. The SV4 section transferred from Great Noligwa in 2008 and renamed Top Mine, was included in Moab Khotsong's 2009 results.

Given the known geological complexity of the Vaal Reef, a scattered mining method is employed with haulages, cross cuts and raises pre-developed in a grid system.

Safety: The safety performance at Moab Khotsong deteriorated in 2009. Four fatalities were recorded during the year, three as a result of falls-of-ground and the other a backfill accident. The LTIFR was 14.16 per million hours worked (2008: 11.98) and the FIFR per million hours worked was 0.29 (2008: 0.08). A safety audit of the entire operation was conducted by external and internal auditors to measure compliance with stoping, and development support standards, as well as the operation of trucks, tramming and explosive controls. The results of these audits were applied to make improvements. Encouragingly, the mine achieved 500,000 fatality free shifts in September 2009, 750,000 fatality-free shifts in November 2009 and ended the year with 907,376 fatality free shifts. The *5-TEEN* process was implemented to monitor the worst 15 percent of safety performers. Additional training was provided to refocus attention on the prevention of accidents and the importance of working to established safety standards. Quarterly safety presentations were also held to reinforce overall compliance with group-wide safety protocols. By year-end, all employees had received risk assessment training. Moab Khotsong received eight Section 54 directives from the Department of Mineral Resources during the course of the year, resulting in the loss of 26 production shifts. The mine successfully completed part one of the OHSAS first advance assessment in January 2009 with the second part conducted in July 2009. The mine also successfully maintained its ISO 14001 certification after a re-assessment audit was conducted by DQS during July 2009.

Operating review: Great Noligwa's SV4 section was incorporated into Moab Khotsong as the Top Mine from July 2008 and combined with a ramp-up in Middle Mine production resulted in an increase in production to 247,000 ounces in 2009 from 192,000 ounces in 2008. The grades mined increased by 1 percent to 9.36g/t and volumes treated increased by 28 percent, due mainly to the Top Mine's inclusion as well as ramp-up activities in the Middle Mine. Production was, however, hampered by safety, and mining, related stoppages and unexpected geological occurrences which affected production at the Middle Mine. The latest geological modeling indicates that more Ore Reserve development will be necessary to access the orebody.

Total cash costs increased to $421 per ounce due to higher labor and power costs, partially offset by higher production (2008: $375 per ounce).

Capital expenditure for the year totaled $104 million (2008: $89 million).

Growth prospects: The feasibility study for the optimal extraction of the orebody within the lower mine area of Moab Khotsong, beneath the farm Zaaiplaats, is complete. The project extends the mine's life and involves its deepening from 101 to 115 level. This project is estimated to access 160,000 kilograms (5.14Moz) and is expected to go to the board for approval during 2010 and a development start date in 2011.

Tau Lekoa

Description: Tau Lekoa is one of four mining operations in the Vaal River area. It is close to the town of Orkney on the North West Province side of the Vaal River. Unlike the other Vaal River operations, the major reef mined at Tau Lekoa is the Ventersdorp Contact Reef. Mining operations are conducted at depths ranging from 800 meters to 1,743 meters, making this one of the shallower AngloGold Ashanti mines in South Africa.

The Tau Lekoa operation comprises a twin-shaft system. Because of its geologically complex orebody, a scattered mining method is used at Tau Lekoa with the orebody being accessed via footwall tunneling. Stoping takes place on strike. There are currently seven shaft levels with an average of 70 panels in operation. Tau Lekoa employs hydro-power as its primary source of energy.

Ore mined at Tau Lekoa is processed and treated in preparation for gold extraction at the Kopanang gold plant.

On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from January 1, 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to Simmer & Jack Mines Limited (Simmers). On November 25, 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval by the South African Department of Mineral Resources (DMR) of the transfer of the applicable mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from March 31, 2010 to September 30, 2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before September 30, 2010.

Safety: There were two fatalities at Tau Lekoa (2008: 0), one caused by a locomotive accident and the other a seismic fall of ground. Consequently, the FIFR per million hours worked deteriorated to 0.25 while the LTIFR improved to 15.68 per million hours worked (2008: 16.57). The mine achieved a million fatality-free shifts on February 3, 2009 for the first time ever in its 24-year history. Tau Lekoa continued with its *"Pathway to Success"* campaign to enhance safety performance with an emphasis on AngloGold Ashanti's four key strategic safety areas. Seven Section 54 directives were issued by the DMR, each lasting two days. Section 54 of South Africa's Mine Health and Safety Amendment Act 2008 orders the closure of a shaft or mining area deemed unsafe. These stoppages related to various factors including appropriate entry examinations for miners, temporary and permanent support standards, signaling devices and geological features. Tau Lekoa retained its OHSAS 18001 and ISO 14001 certification.

Operating review: Gold production declined from 143,000 ounces in 2008 to 124,000 ounces in 2009. This was largely attributable to grade recovery which decreased to 3.32g/t, a consequence of mining activities being focused towards the lower grade boundary.

Total cash costs rose to $718 per ounce from $524 per ounce in 2008. This was mainly attributable to the lower production as well as inflationary pressures on wages and consumables.

Capital expenditure for the year totaled $17 million (2008: $18 million).

Growth prospects: On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell the Tau Lekoa mine to Simmer & Jack Mines Limited.

Vaal River Surface
Description
The resources of AngloGold Ashanti South Africa's surface operation include the waste rock dumps and tailings storage facilities. Dedicated surface-source treatment plants together with spare capacity at the primary gold plants in the area are used to treat material from the waste rock dumps and tailings storage facilities. These dedicated surface plants are the Mispah Gold Plant, which treats material from the Great Noligwa waste rock dump, and the East Gold Acid & Float Plant which treats material from the sulfur pay dam. As at December 31, 2009, surface Ore Reserve totaled 1.9 million ounces.

Safety: The LTIFR increased during the year from 1.18 per million hours worked in 2008 to 1.73 in 2009. OHSAS 18001 and ISO 14001 re-certifications were obtained during 2009. A total of 307 "white flag days" was achieved during 2009. A white flag day signifies an injury-free, 24-hour period on an individual operation. Six plants achieved more than 200 consecutive white flag days. Ten plants have currently achieved more than the benchmark of 31 consecutive white flag days. The principles of the "*It's OK to Stop*'' working in a workplace considered unsafe were communicated to all employees of the division during the year. Work was stopped 34 times.

Operating review: Gold production increased from 92,000 ounces in 2008 to 164,000 ounces in 2009. Reduced reef deliveries from the mines, as well as the decision to operate the plant over public holidays, resulted in greater volumes of waste rock being treated.

Total cash costs decreased from $446 in 2008 to $378 per ounce, mainly a result of the increased production. This was partially offset by inflationary pressures on labor, consumables and power.

Capital expenditure for the year at the surface operations totaled $3 million (2008: $1 million).

- **West Wits operations**

Description: The Mponeng, Savuka and TauTona mines are situated on the West Wits Line, near the town of Merafong (formerly Carletonville), straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant, while the Savuka and TauTona operations share a plant.

Together the West Wits operations produced 768,000 ounces (2008: 980,000 ounces) of gold, equivalent to 42 percent of the Southern Africa region's production and 17 percent of group production.

Operating and production data for West Wits operations

	Mponeng	**Savuka**	**TauTona**
2009			
Pay limit (oz/t)	0.25	0.78	0.74
Pay limit (g/t)	8.53	26.74	25.33
Recovered grade (oz/t)	0.253	0.159	0.213
Recovered grade (g/t)	8.66	5.45	7.29
Gold production (000 oz)	520	30	218
Total cash costs ($/oz)(1)	331	1,133	532
Total production costs ($/oz)(1)	404	1,400	766
Capital expenditure ($ million)	109	13	57
Employees(2)	5,926	1,019	3,842
Outside contractors(2)	103	35	451
2008			
Pay limit (oz/t)	0.22	0.43	0.44
Pay limit (g/t)	7.61	14.91	15.05
Recovered grade (oz/t)	0.292	0.183	0.253
Recovered grade (g/t)	10.02	6.28	8.66
Gold production (000 oz)	600	66	314
Total cash costs ($/oz)(1)	248	424	373
Total production costs ($/oz)(1)	327	515	519
Capital expenditure ($ million)	86	11	60
Employees (2)	5,482	1,179	3,849
Outside contractors (2)	203	45	774

	Mponeng	Savuka	TauTona
2007			
Pay limit (oz/t)	0.23	0.40	0.40
Pay limit (g/t)	7.83	13.72	16.11
Recovered grade (oz/t)	0.277	0.195	0.282
Recovered grade (g/t)	9.50	6.69	9.67
Gold production (000 oz)	587	73	409
Total cash costs ($/oz) (1)	264	397	318
Total production costs ($/oz)(1)	356	466	474
Capital expenditure ($ million)	86	9	71
Employees (2)	5,126	1,063	4,160
Outside contractors (2)	435	80	832

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

Mponeng

Description: Mponeng is situated between the towns of Merafong and Fochville on the border between Gauteng and North West Province, southwest of Johannesburg. The mine exploits the Ventersdorp Contact Reef (VCR) at depths varying between 2,400 meters and 3,600 meters below surface, where a sequential grid mining method is employed. Access to the reef is from the main haulage and return airway development, with cross-cuts developed every 212 meters to the reef horizon. Raises are then developed on-reef to the level immediately above and the reef is stoped-out on strike. The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields Limited's Driefontein mine and to the west by Harmony Gold Mining Company Limited's Elandsrand mine. No mining takes place to the south.

Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore is treated and smelted at the mine's gold plant which has a monthly capacity of 160,000t. The plant uses two semi-autogenous (SAG) mills to process the ore and the gold is extracted by means of carbon-in-pulp (CIP) technology.

Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters, owing to unconformity in the VCR. TauTona and Savuka exploit both reefs whereas Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.

Safety: There were three fatalities at Mponeng during the year (2008: 2), one caused by a locomotive accident, the second by a fall of ground and the third a snatch-block incident. The FIFR for the year was 0.20 per million hours worked (2008: 0.14) and the LTIFR 11.44 (2008: 11.44). The mine embarked on a number of parallel safety initiatives in 2009, including *"Goldsafe days"*; team-based processes; mass open-air meetings; monthly miner, artisan, team leader and safety representative meetings; and the ongoing reinforcement of the "*It's OK to Stop"* principle to all employees. Mponeng was closed twice after the issue of Section 54 directives by the DMR. In both cases, the mine was re-opened after three days following close consultation between management and the DMR. Occupational health and safety assessments for OHSAS 18001 certification were conducted in January and July 2009, with Mponeng retaining accreditation on both occasions.

Operating review: Mponeng's gold production decreased from 600,000 ounces in 2008 to 520,000 ounces in 2009. A 14 percent decline in grade contributed to the lower output and resulted from the variability of VCR grade, changes to the mining mix and a 4 percent reduction in face length.

Total cash costs rose to $331 per ounces (2008: $248 per ounce) as a result of lower gold production and the impact of inflation on power, labor, support and stores. In addition, Mponeng utilized excess labor from Savuka for backlog equipping, following the seismic incident during May 2009.

Total capital expenditure for the year totaled $109 million (2008: $86 million).

Growth prospects: There are currently two growth projects under way at Mponeng.

Carbon Leader Reef Project below 120: This project involves accessing the Carbon Leader Reef (CLR) about 900 meters below the VCR which is currently being mined. It will also access the VCR below the current infrastructure on levels 126 to 141. Further work on this project is ongoing and was not presented for formal approval to the board in July 2009 as previously reported, as additional geological drilling was deemed necessary to reduce risk. The estimated capital expenditure for this project has increased to R17 billion and production forecasts increased to around 14 million ounces of gold with the inclusion of the VCR area below 126 level into this project. The project is to be presented to the board for approval in November 2010 and if approved development could begin in June 2011.

Ventersdorp Contact Reef (VCR) below 120 Project: Development is ahead of schedule and in line with the project plan. Ongoing progress on this project resulted in Mponeng becoming the deepest mine in the world in January 2009. The estimated completion date for the project is 2013 with full production planned for 2015. The project is anticipated to recover 2.87Moz of gold at a cost of $250 million.

Savuka

Description Savuka is situated on the West Wits line in the province of Gauteng, approximately 70km southwest of Johannesburg, and lies close to the town of Merafong in North West Province. This operation currently extracts both the Carbon Leader Reef (CLR) at between 3,137 meters and 3,457 meters below surface and the Ventersdorp Contact Reef (VCR) at 1,808m below surface. The Savuka lease area is constrained to the north and northwest by DRDGOLD Limited’s Blyvooruitzicht Mine, to the east by TauTona, to the west by Harmony’s Elandsrand mine and to the south by Mponeng.

Safety: There was one fatality during the year as a result of seismic activity (2008: 1). The FIFR increased year-on-year to 0.40 per million hours worked (2008: 0.33), while there was an encouraging improvement in the LTIFR to 7.62 per million hours worked in 2009 (2008: 15.20). Following the fatal accident, the mine received one Section 54 directive which was lifted three days later. The mine continued with the implementation of the parallel safety initiatives which commenced in 2008, including *“Goldsafe”* days; team-based processes; mass open air meetings; and monthly miner, artisan, team leader and safety representative meetings. Savuka also participated in the successful rollout of the “*It’s OK to Stop”* campaign. In addition, various internal safety audits were conducted to enable management to address and mitigate the risks identified in the process. OHSAS 18001 assessments were conducted in January and July 2009, with Savuka retaining its certification on both occasions.

Operating review: Savuka’s operations for the year were severely hampered by a seismic event in May 2009 which resulted in production being suspended for the remainder of the year. As a consequence, gold output declined to 30,000 ounces in 2009 from 66,000 ounces in 2008.

Total cash costs rose to $1,133 per ounce (2008: $424 per ounce), due primarily to the decrease in production and repairs to damaged underground infrastructure. An insurance claim, which includes normal business interruption and material damage, has been lodged and is expected to be processed in 2010. Savuka produced 432 kilograms (14,000 ounces) during the first quarter of 2009, the last quarter of full production before the seismic event occurred.

Capital expenditure increased to $13 million in 2009 (2008: $11 million)

Growth prospects: Once access to the CLR horizon has been re-established in the second quarter of 2010, exploration and drilling programs will continue to determine the extent and accessibility of the extensive resource to the west of current mining activities and to identify potential mining prospects.

TauTona

Description: TauTona lies on the West Wits line, just south of Merafong in North West Province and about 70 kilometers southwest of Johannesburg. Mining at TauTona takes place at depths ranging from 1,850 meters to 3,450 meters. The mine has a three-shaft system and is in the process of converting from long wall mining to scattered grid mining. TauTona consists of a main shaft system supported by secondary and tertiary shafts.

TauTona shares a processing plant with Savuka, which currently has a modularized monthly capacity of 180,000t. The plant uses conventional milling to crush the ore and a CIP plant to treat the ore. Once the carbon has been removed from the ore it is transported to the gold plant at Mponeng for elution electro-winning, smelting and the final recovery of the gold.

Safety: One fatality occurred at TauTona during the year (2008: 4), which was the result of a shaft accident. The FIFR per million hours worked decreased to 0.10 from 0.35 in 2008, while the LTIFR per million hours worked improved to 13.04 from 13.46 in 2008. TauTona has implemented measures such as the "*5-TEEN"* campaign and adopted the Mining Industry Occupational Safety and Health (MOSH) system to enhance safety performance at the mine. Operationally, the mine upgraded infrastructure and changed from long wall mining to sequential grid mining to address safety considerations. The mine continued with the implementation of the parallel safety initiatives begun in 2008, including, among others, the ongoing rollout of the *"It's OK to Stop"* principle to all employees, the *"White Flag Day"* drive, the "*Laduma for Safety"* campaign and wellness days. During October, management completed a full risk assessment of the entire shaft system and emergency escape routes to neighboring Mponeng and Savuka mines. All escape routes were declared safe and found to be in order. Emergency escape and refuge bay procedures were updated. TauTona has demonstrated continued improvements regarding OHSAS 18001 and maintained its certification following audits conducted in January and September 2009. TauTona also achieved one year free of fatalities caused by falls of ground and was the winner of the AngloGold Ashanti fall-of-ground competition.

Operating performance: Production at TauTona for 2009 was affected largely by closure of the shaft due to a risk assessment of the entire shaft system and emergency escape routes in October 2009. This resulted in the cessation of production activities until January 2010 while underground infrastructure was inspected and repaired where necessary. As a consequence, gold production declined to 218,000 ounces in 2009 compared with 314,000 ounces in 2008. In addition, the decision to stop mining the Carbon Leader Reef shaft pillar before its scheduled conclusion and the suspension of mining at two long walls, owing to the geological nature of the area, contributed further to the decline.

Total cash costs increased to $532 per ounce in 2009 from $373 per ounce in 2008 as a result of reduced production and inflationary pressures on wages, power and consumable costs.

Capital expenditure for the year was $57 million from $60 million in 2008.

Growth prospects:
CLR Below 120 level project: The project scope has been revised and now entails the development of a single decline to 123 level to access 250,000 ounces of gold. If approved by the board in November 2010, development will commence in 2011, with first production in 2015.

NAMIBIA

AngloGold Ashanti has one mining operation in Namibia, Navachab, which produced 65,000 ounces of gold in 2009, equivalent to 3 percent of the Southern Africa region's production and 1 percent of group production.

Description: Navachab Gold Mine is situated near the town of Karibib, some 170km northwest of the capital Windhoek, and 171 kilometers inland on the southwest coast of Africa. Navachab, which began operations in 1989, is an open-pit mine with a processing plant which includes mills, carbon-in-pulp and electro-winning facilities, with a monthly capacity of 120,000 tonnes.

Geology: The Navachab deposit is hosted by Damaran greenschistam-phibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 20 degrees to the north-west. The mineralization is predominantly hosted in a sheeted vein set (±60 percent) and a replacement skarn body (±40 percent). The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.

Safety: Navachab experienced its first fatal accident since the start of operations when a drill-rig operator was fatally injured in a tramming accident on June 2, 2009. Contractor drilling operations were halted for a month to ensure all risk and safety aspects of the operation were thoroughly addressed. As a result of the review, drilling contractors will be required to use only rigs with enclosed cabs to prevent a reoccurrence of this incident. Two safety interventions involving the entire workforce were held during the year to ensure improved performance. The FIFR for 2009 was 0.67 per million hours worked (2008: 0) with an LTIFR for the year of 2.02 (2008: 0). OHSAS 18001 assessments were conducted in July and December 2009, with Navachab retaining its certification on both occasions.

Operating review: Gold production at Navachab declined from 68,000 ounces in 2008 to 65,000 ounces in 2009. The decline in production was a result of the 14 percent decrease in tonnes treated, caused by harder footwall material.

Total cash costs rose to $677 ounce from $559 per ounce in 2008, as a result of higher labor, power costs and rising contractor fees. This was compounded by the decline in gold production.

Capital expenditure for the year totaled $20 million (2008: $12 million).

Growth prospects: Construction of the DMS plant remained on schedule and the training of operators was completed. Commissioning of the plant is scheduled for the first quarter of 2010, and will result in improved production by increasing grade. Long-lead items for the filtration plant were ordered in 2009 and construction of the new filtration plant will begin in 2010 to provide the second tailings storage facility (TSF) ahead of 2011, when the existing TSF is due to reach capacity. The filtration plant will ensure cost savings on detoxification chemicals and will allow for the additional recovery of water from the plant. The plant will also negate the inherent safety, health and environment risks associated with a TSF. Optimization work on the western pushback continues in order to maintain annual gold production of between 100,000 ounces to 120,000 ounces. Evaluation of a further expansion to add 700,000 ounces of gold to reserves is at the scoping stage. The exploration strategy has also been adjusted to optimize the sequence of mining.

Operating and production data for Navachab

	2009	**2008**	**2007**
Pay limit (oz/t)	0.051	0.04	0.04
Pay limit (g/t)	1.55	1.29	1.22
Recovered grade (oz/t)	0.046	0.042	0.046
Recovered grade (g/t)	1.58	1.43	1.56
Gold production (000 oz) 100 percent	65	68	80
Total cash costs ($/oz)(1)	677	559	475
Total production costs ($/oz)(1)	723	632	525
Capital expenditure ($ million) 100 percent	20	12	6
Employees(2)	578	482	409
Outside contractors(2)	-	-	-

Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see “Item 5A.: Operating results – Total cash costs and total production costs”.
Average for the year.

CONTINENTAL AFRICA



Mali
Morila 137,000oz (40%)
Sadiola 135,000oz (41%)
Yatela 89,000oz (40%)
Guinea
Siguiri 316,000oz (85%)
Ghana
Iduapriem 190,000oz
Obuasi 381,000oz
Gabon
Saudi Arabia
Egypt
Tanzania
Geita 272,000oz
DRC
Mongbwalu
Operations
Exploration
New exploration
N

AngloGold Ashanti has seven mining operations in its Continental Africa region:

- Iduapriem and Obuasi in Ghana;
- Siguiri in Guinea;
- Morila, Sadiola and Yatela in Mali; and
- Geita in Tanzania.

In addition, AngloGold Ashanti has had an active greenfields exploration programme in the Democratic Republic of the Congo (DRC), with the most promising prospects being the Mongbwalu concession and the Kibali joint venture with Randgold Resources and the DRC government. This is in addition to the brownfields exploration being conducted in and around its existing operations.

Combined attributable production from these operations declined by 3 percent to 1.52 million ounces of gold in 2009, equivalent to 33 percent of group production (2008: 1.56 million ounces). In all, they employed 14,689 people, including contractors, 473 less than in 2008. Total attributable capital expenditure for the region was $176 million, a decrease of 29 percent on the $248 million spent in 2008. The bulk of this was spent at the Ghanaian operations and at Obuasi in particular.

	OBUASI			
	Sulfide Treatment Plant	**Tailings Treatment Plant**	**Oxide Treatment Plant**	**Iduapriem**
Capacity (000 tonnes/month)	200	200	150	375

Iduapriem

Description: The Iduapriem mine, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties. The Iduapriem mine is situated in the western region of Ghana, some 70 kilometers north of the coastal city of Takoradi and 10 kilometers southwest of Tarkwa. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.

Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Safety: The LTIFR of 1.32 per million hours worked improved from the 1.63 reported in 2008. Iduapriem maintained its OHSAS 18001 certification after a successful surveillance audit in January 2009. Safety interventions initiated in 2009 included additional risk assessment training, safety leadership training, near-miss reporting, the introduction of management-led safety observation tours and the promotion of an interdependent safety culture.

Operating review: Gold production declined to 190,000 ounce in 2009 from the 200,000 ounces in 2008. This was mainly a result of downtime associated with the breakdown of the SAG2 mill, as well as flooding of the Block 7 and 8 pits, after excessive rainfall. This was countered by the commissioning of a new crusher plant at Teberebie, the addition of a second ball mill and a new thickener which contributed positively to production. The grade mined declined by 2 percent as flooding in the pits limited access to certain high-grade areas. Plant recoveries improved by 2 percent, mainly as a result of the installation of a multi-mix, oxygen-injection system and an upgraded oxygen plant. The expansion project to increase annual plant capacity to 4.3Mt was commissioned at the end of April 2009.

Total cash costs increased from $625 per ounce in 2008 to $658 per ounce in 2009, despite decreases in power tariffs and the price of fuel. The benefits of these price declines were offset by an increase in mining contractor costs, which was a consequence of higher volumes of waste mined.

Total capital expenditure for the year was $28 million (2008: $54 million).

Growth prospects: While the mine has limited growth prospects on surface, the recent surge in the gold price has led to renewed interest in evaluating the considerable low-grade mineralized material in the Tarkwaian conglomerates that extend below the economic limits of the existing pits. Work is currently under way to determine if there is an economic justification to support underground mining.

Community and environment: Community and environmental concerns remain priorities at Iduapriem, especially regarding the relocation of villages and people. Maintenance of the existing tailings storage facility (TSF) is of particular concern. The failure of a section of a retaining wall at the existing TSF has emphasized the importance of managing these concerns correctly and extensive engagement has taken place with the community on the matter. Operations at the Iduapriem mine have, from February 11, 2010, been temporarily suspended to allow for completion of discussions with governmental agencies to finalize permitting for the construction of a new tailings facility as a particular priority, following a directive from the Environmental Protection Agency to decommission the existing TSF in early 2010. Iduapriem maintained its ISO 14001 certification. The mine applied to the ICMI for temporary withdrawal from certification to the cyanide code due to a single instance of non-compliance related to the cyanide mixing and storage facility. A new cyanide storage facility is planned for construction in 2010. A new application will be made to the ICMI during the middle of 2010, once a contractor has been appointed to build the new facility. Iduapriem’s alternative community livelihood program has been commended by local authorities.

Operating and production data for Iduapriem

	2009	2008	2007[4]
Pay limit (oz/t)	0.04	0.04	0.06
Pay limit (g/t)	1.45	1.43	1.66
Recovered grade (oz/t) [1]	0.050	0.051	0.054
Recovered grade (g/t) [1]	1.72	1.76	1.85
Gold production (000 oz) 100 percent	190	200	185
Gold production (000 oz) 100 percent [4]	190	200	167
Total cash costs ($/oz) [2]	658	625	497
Total production costs ($/oz) [2]	795	740	653
Capital expenditure ($ million) 100 percent	28	54	24
Capital expenditure ($ million) 100 percent[4]	28	54	23
Employees [3]	727	732	721
Outside contractors [3]	720	1,048	602

(1) Recovered grade represents open pit operations.

(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(3) Average for the period.

(4) 100 percent owned effective September 1, 2007. Prior to this date, the effective holding was 85 percent.

Obuasi

Description: Obuasi, wholly owned by AngloGold Ashanti, is located in the Ashanti region of southern Ghana, approximately 60 kilometer south of Kumasi. It is primarily an underground mine, operating at depths of up to 1,500 meters, though some surface mining does occur. Historically, three treatment plants have processed the ore: a sulphide plant treats the ore from underground; a tailings plant undertakes tailings reclamation; and an oxide plant is used to batch treat remnant open-pit ore and stockpiles.

Geology: The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometers in a north-east/south-west trend in south-western Ghana. Obuasi mineralization is shear-zone related and there are three main structural trends hosting gold mineralization: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

Two main ore types are mined:

- quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulfides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and
- sulfide ore which is characterized by the inclusion of gold in the crystal structure of a sulfide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulfide ore is generally refractory.

Safety: There was one fatality during the year (2008: 2) caused by an accident involving machinery. The FIFR improved to 0.04 per million hours worked from 0.1 in 2008. The LTIFR rose to 2.91 per million hours worked from 2.10 in 2008. Obuasi has drawn up a strategy to improve safety performance focused on four interlinked goals; processes that ensure accountability and drive performance; effective employee dialogue and engagement; improving health and safety systems; and a health and safety support function that fits the needs of the organization. This strategy will be implemented in 2010.

Operating review: Gold production improved to 381,000 ounces from 357,000 ounces in 2008, due largely to improved grade control which led to an increase in head grade to 5.85g/t from 5.65g/t. This was complemented by better recoveries resulting from the turnaround initiatives implemented in the plant. The increase in production was achieved despite extensive flooding of the underground workings in July 2009 and the collapse of two main leach tanks at the oxide treatment plant earlier in the year. Ore Reserve development meters declined by 5 percent as a result of flooding underground and the poor availability of contractor equipment. This reduced mining flexibility in the latter part of the year affected delivery of the required throughput to the sulfide treatment plant. Progress was made with the implementation of the turnaround project which is aimed at stabilizing and returning the operation to profitability. The number of mining areas was consolidated and the mine development contractor included in discussions on improving safety and efficiency and the introduction of mechanized development crews in selected areas. Mining methods have been changed to reduce waste and increase stope length and minimize capital expenditure over the life of the operation. The tailings/sulfide treatment plant was commissioned, using tailings from the existing plant. This has increased monthly flotation treatment capacity by 180,000t.

Total cash costs remained steady at $630 per ounce (2008: $636 per ounce). The main contributor was the saving in power tariffs, which was partially offset by increases in labor costs and the once-off settlement of historical claims.

Capital expenditure amounted to $94 million for the year, (2008: $112 million).

Growth prospects: The TSP flotation plant was commissioned towards the end of 2009. The re-commissioning of SAG2 to increase tonnes is planned for the end of July 2010. Further, the Deeps development on level 50 for both the Kwesi Mensah and Brown Sub-Vertical Shaft and the exploration drilling on level 50 platform, were suspended because of the flooding in July 2009. These activities are to be resumed in the early part of the fourth quarter of 2010. The transformation strategy for Obuasi is ongoing with the objective of stabilizing the current production levels and assessing the growth potential between 2012 and 2020. This strategy includes increasing tonnage from underground and throughput of the South Treatment Plant.

Community and environment: The mine successfully completed a socio-economic study of the Obuasi mining community with the assistance of a consortium of consultants. The aim of the study was to determine past and future impacts on the community in order to improve the management of these impacts and to develop better community engagement strategies. The company's highly acclaimed malaria control program, which has led to a 74 percent reduction in the incidence of malaria within the environs of Obuasi, received another major boost with the signing, in December, of an agreement to provide funding of up to $130 million with a Swiss-based global fund to roll out a similar program in 40 other districts within Ghana. The company also successfully maintained its ISO 14001 conformity assessment certification following a comprehensive compliance audit conducted in December 2009. Obuasi withdrew from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. The mine will rejoin the Code as soon as possible. On March 30, 2010, AngloGold Ashanti suspended the operation of gold processing at Obuasi, pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge. Details of the strategy have been submitted to the EPA.

Operating and production data for Obuasi

	2009	2008	2007
Pay limit (oz/t) (1)	0.21	0.29	0.28
Pay limit (g/t)	7.26	9.35	8.49
Recovered grade (oz/t) (1)	0.151	0.127	0.129
Recovered grade (g/t)	5.18	4.37	4.43
Gold production (000 oz)	381	357	360
Total cash costs ($/oz) (2)	630	636	464
Total production costs ($/oz) (2)	848	863	739
Capital expenditure ($ million)	94	112	94
Employees (3)	4,408	4,259	4,672
Outside contractors (3)	1,351	1,463	1,554

(1) Pay limits and recovered grade refer to underground ore resources.

(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(3) Average for the period.

GUINEA

AngloGold Ashanti has one gold mining operation, Siguiri, in the Republic of Guinea.

SIGUIRI

Description: AngloGold Ashanti has an 85 percent interest in Siguiri, with the government of Guinea holding a 15 percent stake. The Siguiri mine is a conventional open-pit operation situated in the Siguiri district in the northeast of the Republic of Guinea, West Africa, about 850 kilometer from the capital city of Conakry. All mining is undertaken by a contractor and the ore is processed using a carbon-in-pulp (CIP) process. Siguiri hosts structurally controlled mineralization within a deeply weathered saprolite profile.

Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold deposits which occur in the Siguiri basin and are mined are:

- laterite or CAP mineralization which occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above; and
- in situ quartz-vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones.

The mineralized rocks have been deeply weathered to below 100 meters in places to form saprolite or SAP mineralization. With the percentage of available CAP ore decreasing, a carbon-in-pulp (CIP) plant is used to treat predominantly SAP ore.

Safety: There was one fatality at the mine during the year, as a result of a machinery accident. Safety remained a key priority at Siguiri during 2009 with an LTIFR of 0.47 per million hours worked being recorded (2008:0.42) and a FIFR of 0.16 (2008: 0). Total injuries reflected a 48 percent improvement year-on-year. *'Safety is our First Value'* was re-launched to focus the attention of workers on all matters related to their welfare. Production breaks were implemented across the entire operation to acknowledge all those injured. The safety flagging system introduced in 2008 continued to prove useful in promoting and communicating safety information. The baseline risk assessment was revised in accordance with OHSAS 18001 standards during the year and an OHSAS surveillance audit is scheduled for early 2010.

Operating review: Attributable gold production declined to 316,000 ounces compared to the record 333,000 ounces produced in 2008. The decline in output in 2009 was a consequence of the lower grade areas mined following depletion of the high-grade Santchoro and Bidini pits during the year. Production was also affected by the loss of nine days of operation following various stoppages during the year ordered by the Government of Guinea and certain issues raised by the community. The CIP plant maintained its excellent performance with the volumes treated by the mill increasing from 10.1 million tonnes in 2008 to 10.4 million tonnes in 2009. The reduced recovery rate resulted from the processing of transitional ore stockpiles, sourced from the bottom of the exhausted pits, which were of a higher grade but had lower recoveries.

Total cash costs rose to $513 per ounce from $468 per ounce in 2008, due to higher labor and consumable costs.

Attributable capital expenditure for the year totaled $22 million (2008: $18 million).

Growth prospects: Brownfield exploration targets identified outside the current mining blocks will be drilled during 2010 and 2011 to enable Siguiri to maintain current mining volumes and increase reserves. Drilling is also under way to target fresh ore below the bottom of most of the active pits and is scheduled for completion by the end of 2011, after which metallurgical testing and a feasibility study will be conducted to investigate ways of processing this hard, sulfidic ore. Should this study confirm the positive results of the plant expansion conceptual study completed in 2009, annual production throughput could increase by up to 3Mt, yielding a further 150,000 ounces (attributable) by 2013. Additional greenfields exploration in the outer blocks will continue in coming years and is expected to be completed by 2013.

Community and environment: Community and government relations were more challenging in 2009 than in 2008, following the change in the country's leadership in December 2008. Of the various community issues, the most significant was a two-day demonstration by residents of Siguiri town following electricity supply interruptions caused by a faulty circuit breaker. The Government of Guinea placed a temporary embargo on the export of gold which, following submissions to the relevant authorities, was lifted at the end of June 2009, when normal shipments resumed. A month's worth of production was shipped from the country during the first week of July alone. During the period of the export embargo, production at Siguiri continued uninterrupted. At the end of June, the company agreed with the Government of Guinea on the nature and protocols of an environmental fund related to the mine's existing $27 million provision for environmental rehabilitation of the Siguiri mine. The company agreed to an advance payment of $10 million of its existing provision after receiving an undertaking from the government that the funds be used solely for the environmental rehabilitation of the Siguiri mine and that the payment be offset against the balance of AngloGold Ashanti's future environmental liabilities. Siguiri retained its ISO 14001 certification. The mine was audited against the Cyanide Code during 2009 and was awaiting notification of its certification status at the time of publication.

Operating and production data for Siguiri

	2009	2008	2007
Pay limit (oz/t)	0.02	0.03	0.03
Pay limit (g/t)	0.71	0.93	0.95
Recovered grade (oz/t)(1)	0.032	0.035	0.031
Recovered grade (g/t)(1)	1.11	1.20	1.05
Gold production (000 oz) – 100 percent	372	392	330
Gold production (000 oz) – 85 percent	316	333	280
Total cash costs ($/oz)(2)	513	468	471
Total production costs ($/oz)(2)	601	565	629
Capital expenditure ($ million) – 100 percent	26	22	21
Capital expenditure ($ million) – 85 percent	22	18	18
Employees(3)	1,492	1,489	1,537
Outside contractors(3)	1,481	1,444	1,380

(1) Recovered grade represents open pit operations.

(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(3) Average for the period.

MALI

AngloGold Ashanti has interests in three gold mining operations in Mali, namely, Sadiola, Yatela and Morila. It manages two of these operations, Sadiola and Yatela.

***Morila* (attributable 40 percent)**

Description: The Morila mine is situated some 180 kilometer southeast of Bamako, the capital of Mali. Mining of the single open pit was completed in April 2009. The operation is currently treating low-grade stockpiles and will continue to do so until 2013. The plant at Morila, which incorporates a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has throughput capacity of 4.2Mtpa which has been enhanced to 4.3 Mtpa. The Morila mine is 80 percent owned by Morila Limited, a joint venture in which AngloGold Ashanti and Randgold Resources Limited each have a 50 percent stake giving AngloGold Ashanti an effective stake of 40 percent in Morila. The Government of Mali owns the remaining 20 percent. Randgold Resources manages the Morila mine.

Geology: Morila is a mesothermal flat lying shear-zone hosted deposit which, apart from rising to the surface in the west against steep faulting, lies flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralization is characterized by silica-feldspar alteration and sulfide mineralization consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

Safety: The safety statistics are reported by Randgold Resources, the operators of the mine.

Operating review: Gold production in 2009 declined to 137,000 attributable ounces from 170,000 attributable ounces in 2008, due mainly to an 81 percent drop in volumes mined following depletion of the open-pit resource during April and the subsequent treatment of low-grade stockpiles.

Total cash costs increased by from $424 per ounce in 2008 to $526 per ounce, due to the lower level of gold production and significant increases in reagent costs and metallurgical stores. Overheads at Morila reduced by 20 percent. Employee numbers at the operation declined because of the cessation of mining and the replacement of the mining contractor with a stockpile re-handling contractor. To ameliorate the impact of the job losses at the mine, Morila collaborated with a micro-finance company to develop and implement a program to provide capital for those affected by the reduction of the workforce.

Morila invested $10 million ($4 million attributable) of stay-in-business capital in 2009 (2008: $3 million or $1 million attributable).

Growth prospects: From 2010 to the end of the mine's life, Morila will continue to treat only low-grade ore. Attributable production is expected therefore to decrease.

Community and environment: No significant environmental incidents were reported during the year. The mine was recertified to ISO 14001 during the year. The bridge over the Bama Koni River, which serves as the main passageway for all communities between Koumantou and Sanso, was renovated by the Morila joint venture during the year. In recognition of this project, the Minister of Mines and the Minister of Infrastructure presided over its opening. Anti-malaria spraying of the mine camp and surrounding villages continued during the year as part of the ongoing malaria control program.

Operating and production data for Morila

	2009	2008	2007
Pay limit (oz/t)	0.04	0.06	0.08
Pay limit (g/t)	1.21	2.17	2.46
Recovered grade (oz/t)	0.072	0.090	0.098
Recovered grade (g/t)	2.47	3.08	3.36
Gold production (000 oz) 100 percent	342	425	450
Gold production (000 oz) 40 percent	137	170	180
Total cash costs ($/oz)(1)	526	424	333
Total production costs ($/oz)(1)	577	500	406
Capital expenditure ($ million) 100 percent	10	3	1.3
Capital expenditure ($ million) 40 percent	4	1	0.5
Employees(2)	518	605	498
Outside contractors(2)	535	1,098	1,188

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

***Sadiola* (attributable 38 percent and effective December 29, 2009 41 percent)**

Description: Sadiola is located in the far southwest of the country of Mali, 77 kilometer to the south of the regional capital, Kayes. Sadiola is a joint venture operation in which, just prior to year-end, AngloGold Ashanti and IAMGOLD each had a 38 percent interest, the Government of Mali, 18 percent, and the International Finance Corporation, 6 percent. On December 29, 2009, AngloGold Ashanti and IAMGOLD purchased the 6 percent stake held by the International Finance Corporation, increasing their respective stakes in Sadiola to 41 percent each. However, AngloGold Ashanti's effective stake in Sadiola for the 2009 financial year was 38 percent. Mining at Sadiola takes place in five open pits and the ore mined is treated and processed in a carbon-in-pulp (CIP) gold plant with a monthly processing capacity of 363,000t.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralization are marbles and greywackes which have been intensely weathered to a maximum depth of 200 meters. A series of north-south trending faults occur that are the feeders to the Sadiola mineralization. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact have introduced mineralization, mainly with the marble where the porosity was greatest. The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulfide zone. From 1996 until 2002, shallow saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulfide ore has been mined and in future will progressively replace the depleting oxide reserves.

Safety: There was an improvement in the safety performance at Sadiola in 2009. There were no fatalities and just one lost-time injury, giving a much improved LTIFR for the year of 0.21 per million hours worked (2008: 0.87). Sadiola received its OHSAS 18001:2007 certification in June 2009. The safety non-conformities reporting system was fully implemented and there was a reduction in the number of serious accidents involving vehicles and heavy machinery.

Operating review: Attributable production decreased from 172,000 ounces in 2008 to 135,000 ounces in 2009 mainly as a result of a decline in the head grade. The decrease in grade was a result of the depletion of the Sadiola main pit reserves and a shift in mining to the lower grade satellite pits. Grade is expected to continue to decline in 2010 after which it will stabilize. The gravity circuit in the process plant added value to the recovery of difficult high-grade sulfide ore and was also used to treat oxide material. Recoveries of oxide ores improved markedly with soft oxide recoveries reaching 95 percent compared to 93 percent previously. Plans are in place to implement a second gravity circuit in early 2010. Employee numbers increased after recruitment by the exploration and analytical services department, following implementation of an aggressive exploration campaign.

Total cash costs rose from $401 per ounce in 2008 to $489 per ounce in 2009, owing mainly to a decline in production because of the lower grade feed supplied to the process plant and increased mining volumes.

Total capital expenditure for the year was $10 million or $4 million attributable (2008: $8 million or $3 million attributable).

Growth prospects: Sadiola's future growth is dependent on the success of the deep sulfide project, for which a feasibility study is currently being undertaken. The decision to proceed from pre-feasibility to the feasibility stage was approved by the board in October 2009 with the feasibility study scheduled for completion by October 2010. This project could potentially add 2.9M ounces to Sadiola's current life-of-mine production profile, of which 1.19 million ounces would be attributable.

Community and environment: During 2009, there were no significant environmental or community related issues. Furthermore, the surrounding communities in the adjacent villages expressed their acknowledgement of the contribution made by Sadiola and neighboring mines during the official ceremonies held by the regional and local authorities at the opening of the water dams which had been financed by Sadiola and Yatela through the Integrated Development Action Plan (IDAP). Sadiola retained its ISO 14001 certification. It was certified in significant compliance with the Cyanide Code.

Operating and production data for Sadiola

	2009	2008	2007
Pay limit (oz/t)	0.04	0.07	0.08
Pay limit (g/t)	1.46	2.18	2.46
Recovered grade (oz/t)	0.074	0.100	0.081
Recovered grade (g/t)	2.52	3.42	2.76
Gold production (000 oz) 100 percent	354	453	369
Gold production (000 oz) 38 percent	135	172	140
Total cash costs ($/oz)(1)	489	401	414
Total production costs ($/oz)(1)	585	587	479
Capital expenditure ($ million) 100 percent	10	8	16
Capital expenditure ($ million) 38 percent	4	3	6
Employees(2)	705	634	618
Outside contractors(2)	827	876	911

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs"

(2) Average for the year.

***Yatela* (attributable 40 percent)**

Description: The Yatela mine is situated some 25 kilometer north of Sadiola and approximately 50 kilometer south-southwest of Kayes. Ore extraction is conducted from the Yatela main pit as well as from a satellite pit at Alamoutala. The ore mined is treated by a heap-leach process and the carbon loaded on site. The carbon is then eluted and the gold smelted at nearby Sadiola. Yatela is 80 percent owned by the Sadiola Exploration Company Limited, a joint venture in which AngloGold Ashanti and IAMGOLD each have an interest of 50 percent, giving AngloGold Ashanti an effective stake of 40 percent in Yatela. The Government of Mali owns the remaining 20 percent stake in the mine.

Geology: Yatela mineralization occurs as a keel-shaped body in Birimian metacarbonates. The 'keel' is centered on a fault which was the feeder for the original mesothermal mineralization, with an associated weakly mineralized diorite intrusion. Mineralization occurs as a layer along the sides and in the bottom of the 'keel'. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Safety: Yatela had an exceptional year in terms of safety performance and recorded zero fatalities and zero lost-time injuries which resulted in an LTIFR of 0 per million hours worked for the year (2008: 1.15). This achievement was mainly due to a combined team effort from the whole workforce focusing on the basic safety as well as the full implementation and adherence to the safety system. OHSAS 18001:2007 certification was achieved in June 2009.

Operating review: Attributable gold production in 2009 rose to 89,000 ounces from 66,000 ounces in 2008, due mainly to a marked increase in the head grade of stacked ore. The high-grade ore came from the targeted areas at the bottom of push-back 7. This phase of the mine will be fully depleted early in 2010.

Total cash costs declined by from $621 per ounce in 2008 to $326 per ounce in 2009, a result of the significant rise in gold production and improved grades, lower fuel prices and a decrease in mining contractor costs resulting from the renegotiation of the contract and the appointment of a new contractor as from July 2008.

Total capital expenditure of $3 million ($1 million attributable) in 2009 (2008: $8 million or $3 million attributable).

Growth prospects: An extensive exploration program was undertaken during 2009 to investigate ways to extend the life of the mine. Early indications are that additional reserves have been found at both Alamoutala and Yatela which will enable the continuation of the mining operation.

Community and environment: There were no significant environmental or community issues. Furthermore, the surrounding communities of the Sekotoko, Kourouketo and Alamoutala villages expressed their acknowledgement of the contribution made by the Sadiola and Yatela mines during the official ceremonies held by the regional and local authorities at the opening of the water dams which had been financed by both operations through the Integrated Development Action Plan (IDAP). Yatela obtained full ICMI accreditation in terms of the international cyanide management code in August 2009 and retained its ISO 14001 accreditation in November 2009.

Operating and production data for Yatela

	2009	**2008**	**2007**
Pay limit (oz/t)	0.04	0.04	0.04
Pay limit (g/t)	1.52	1.34	1.37
Recovered grade (oz/t)	0.106	0.078	0.101
Recovered grade (g/t)	3.62	2.66	3.46
Gold production (000 oz) 100 percent	222	165	301
Gold production (000 oz) 40 percent	89	66	120
Total cash costs ($/oz)(1)	326	621	300
Total production costs ($/oz)(1)	416	636	342
Capital expenditure ($ million) 100 percent	3	8	5
Capital expenditure ($ million) 40 percent	1	3	2
Employees(2)	298	305	265
Outside contractors(2)	505	583	638

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

TANZANIA

AngloGold Ashanti has one gold mining operation in Tanzania, the Geita gold mine.

Geita

Description: The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120 kilometer from Mwanza and 4 kilometer west of Geita Town. The mine is wholly owned and managed by AngloGold Ashanti. The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation. It is a multiple open-pit operation with underground potential and is currently serviced by a 5.2Mt per annum carbon-in-leach (CIL) processing plant.

Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately 20 percent of the gold is hosted in the diorite.

Safety: Safety performance improved at Geita during 2009 with no fatalities being recorded during the year. The LTIFR for 2009 was 0.10 (2008: 0.86) per million hours worked, significantly better than the previous year. A high degree of focus was maintained on safety with specific emphasis on hazard identification and reporting. Further, a motivation scheme was launched which led to a significant decrease in accidents and damage. Geita also maintained its OHSAS 18001 certification.

Operating review: Production at Geita increased to 272,000 ounces of gold in 2009 from 264,000 ounces in 2008. Significant quarterly improvements were achieved during the course of the year with gold production rising from 44,000 ounces in the first quarter, when output was hampered by a mill breakdown and a general maintenance backlog, to 81,000 ounces in the fourth quarter of the year. Improved mining performance yielded access to higher-grade orebodies in the second half of the year, resulting in an average annual yield of 1.89g/t. Process-plant throughput was still very low at the beginning of the year as a result of the failure in January 2009 of the SAG mill gearbox, together with several other breakdowns in the plant. A focus on asset integrity and the overarching maintenance strategy led to improved plant availability during the year. While Geita continued with owner mining, Ausdrill Tanzania Limited was awarded the drilling-and-blasting contract from July 2009 in order to improve productivity and quality.

A year-on-year increase in total cash costs from $814 per ounce in 2008 to $985 per ounce in 2009 was a result of increases in the cost of key inputs, including that of reagents and mining contractors, as well as unfavorable movements in ore stock piles. These increases were partially offset by a decline in fuel costs. Various turnaround initiatives were implemented at Geita which included the overarching Project ONE, as well as the Business Process Framework (BPF) and Systems for People (SP). The focus on good operating practice and systems has resulted in enhancements to mining, geological modeling and processing productivity and efficiency. The improvements in mining productivity together with a review of the mining plan have led to a planned rationalization and reduction in the fleet which will be implemented throughout 2010.

Capital expenditure for 2009 totaled $19 million (2008: $53 million).

Growth prospects: Exploration drilling activities during 2009 focused on increasing confidence in the geology of the current operating pits. Infill drilling occurred at Star and Comet (Cut 2), Nyankanga (Cuts 5, 6, and 7), and Geita Hill. The Star and Comet grade model was updated in June 2009 with the new information adding approximately 70,000 ounces. The Nyankanga resource model was updated in September 2009 and confirmed the current grade estimates. Another update of the Nyankanga grade model is scheduled for the first quarter of 2010 and will incorporate the remaining Cut 7 infill information, the Geita Hill grade model will also be updated. In addition to the above, an airborne geophysics survey was undertaken in the existing areas covered by Geita’s licences and adjacent prospecting rights. A total of 41 targets were delineated. The top 10 priority aero-TEM targets were surveyed using the ground EM (Max-Min) method. The results of this initiative are pending.

Community and environment: No major environmental incidents occurred and Geita maintained its ISO 14001 certification. Geita was temporarily withdrawn from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. Geita will rejoin the Code as soon as possible. Close dialogue was maintained with the local Geita community and areas of concern were addressed. The resolution of land compensation matters is progressing.

Operating and production data for Geita

	2009	2008	2007
Pay limit (oz/t)	0.09	0.10	0.09
Pay limit (g/t)	3.08	3.10	3.04
Recovered grade (oz/t)	0.055	0.056	0.059
Recovered grade (g/t)	1.89	1.92	2.01
Gold production (000 oz)	272	264	327
Total cash costs ($/oz) (1)	985	814	627
Total production costs ($/oz) (1)	1,191	1,004	817
Capital expenditure ($ million)	19	53	27
Employees (2)	1,990	2,130	2,304
Outside contractors (2)	1,196	986	922

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

AUSTRALASIA


Darwin
Brisbane
Laverton
Kalgoorlie
Perth
Tropicana
Adelaide
Sydney
Canberra
Melbourne
N
Australia
Sunrise Dam 401,000 oz
Operations
Exploration

AngloGold Ashanti's sole operating asset in Australasia is Sunrise Dam.

The group also has an extensive exploration program underway in Australasia, the most advanced of which is Tropicana, a joint venture in which AngloGold Ashanti holds 70 percent and the Independence Group NL has 30 percent. Tropicana is managed by AngloGold Ashanti and covers 13,500 square kilometers of tenements. This project is the focus of the group's exploration activities in Australasia.

Exploration in the Australasia region is also currently being conducted in the Philippines and the Solomon Islands. Further information on the progress being made here is presented in the Exploration review of this report.
In January 2009, AngloGold Ashanti agreed to sell its 33.33 percent interest in the Boddington project in Australia to its joint venture partner, Newmont Mining Corporation. This project is therefore not covered in this report.

The Australasian operation produced 401,000 ounces of gold in 2009, equivalent to 9 percent of total group production.

AUSTRALIA

SUNRISE DAM

Description: The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220 kilometer northeast of Kalgoorlie and 55 kilometer south of Laverton. The mine consists of a large open pit which is now in its thirteenth year of operation, and an underground mine which began operations in 2004. Mining at both operations is conducted by contractors and the ore mined is treated in a conventional gravity and carbon-in-leach (CIL) processing plant which is owner-managed.

Geology: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Safety: Safety performance at Sunrise Dam continued to improve during 2009 with an LTIFR for 2009 of 1.19 per million hours worked (2008: 1.83). Safety leadership training has been the main strategy for both the exploration group and Sunrise Dam over the course of 2009. In addition other strategies being developed are: risk management; values-based safety leadership; role clarity and personal accountability; open, transparent and learning safety culture and safety systems.

Sunrise Dam is compliant with OHSAS 18001. The mine won the 2009 Chamber of Minerals and Energy Surface Emergency Response competition as well as receiving a number of awards in the Underground Emergency Response competition later in the year.

Operating review: Production for 2009 decreased from 433,000 ounces in 2008, to 401,000 ounces in 2009. The decline reflects the lower average annual grade of ore processed given that the high-grade Mega pit was completed in 2008. Following the cessation of operations at the Mega Pit, open pit mining continued in the North Wall Cutback as planned. The ore was sourced from a combination of underground and open pit operations with the use of lower grade stockpiles to supplement the ore feed to the plant. Plant productivity initiatives, which resulted in an increase in processing throughput from 3.8Mt to 3.9Mt, helped partially offset the decline in grades.

Underground tonnage expanded at a greater than anticipated rate, increasing by 15 percent, or 103,000 tonnes, to 781,000 tonnes. Mill feed from underground ore yielded approximately 111,000 ounces, contributing 28 percent to total mine production compared with 17 percent, or 73,000 ounces, the previous year. The conversion of the mine's diesel power station to liquified natural gas (LNG) was completed in the first quarter of 2009, enabling Sunrise Dam to benefit for a large part of the year from reduced power costs.

Total cash costs increased to $631 per ounce in 2009 from $559 per ounce in 2008. This rise was broadly in line with expectations and primarily as a result of the lower production base and the cash costs associated with inventory draw down and costs.

Capital expenditure for the year amounted to $31 million compared to $19 million in 2008.

Growth prospects: The North Wall Cutback will continue to supply ore to the plant until mid-2011. Ore from the cutback will be blended with stockpiled ore and ore from the underground mine. Production from the underground mine is expected to continue to increase and as a result a paste fill plant has been constructed to enable larger stopes to be extracted. In addition, continued exploration and advances in geological understanding have resulted in further growth in underground Ore Reserves which increased to 1.2 million ounces (after depletion). The mine’s total Ore Reserve at year-end was 1.73 million ounces.

Community and environment: Sunrise Dam continues to support the Laverton community through its involvement with the Laverton Mining Liaison Committee and Shire Council, representation on the Laverton Leonora Cross Cultural Association (LLCCA) and the Mt Margaret Mission and Laverton School lunch programs. In support of the development of local indigenous business, Sunrise Dam committed to a new contract during the year with Carey Mining, an indigenous-owned mining contractor. Sunrise Dam continues to maintain its certification to ISO 14001 and the International Cyanide Code. A mine closure plan is currently in place and waste dumps and paddock tailings dams are progressively rehabilitated in line with this plan.

Operating and production data for Sunrise Dam

	2009	2008	2007
Pay limit (oz/t)	0.08	0.09	0.06
Pay limit (g/t)	2.45	2.79	1.76
Recovered grade (oz/t)(2)	0.084	0.101	0.142
Recovered grade (g/t)(2)	2.87	3.46	4.86
Gold production (000 oz)	401	433	600
Total cash costs ($/oz)(1)	631	559	262
Total production costs ($/oz)(1)	738	665	345
Capital expenditure ($ million)	31	19	30
Employees(3)	99	77	102
Outside contractors(3)	356	333	255

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Open-pit operations.

(3) Average for the year.

Tropicana

Description: The Tropicana joint venture comprises more than 13,500 square kilometers of tenements stretched along more than 300 kilometers of the ancient collision zone between the Yilgarn Craton and the Albany Fraser Province in Western Australia. The Tropicana Gold Project is located 330 kilometers east-north-east of Kalgoorlie within the northern part of the joint venture area. AngloGold Ashanti holds a 70 percent interest in the Tropicana joint venture and Independence Group NL holds a 30 percent interest.

Geology: The Tropicana deposit comprises two known mineralized zones, the Tropicana zone to the north and Havana zone to the south. Together the known mineralized zones define a system that extends over a 4 kilometer strike length. The lenses have been tested to a vertical depth of 350 meters to 400 meters, and are open down dip. The Tropicana and Havana zones are grossly "stratiform" within the preferred gneissic host sequence. Havana zone consists of multiple stacked lenses, whereas Tropicana comprises one main mineralized lens.

Operating review and growth prospects: The pre-feasibility study for the Tropicana Gold Project was completed in July 2009 with the joint venture partners approving the start of a feasibility study which is scheduled for completion by September 2010. This study considered a wide range of project options and defined a preferred project with the following specifications:

- Open pit mining of the Tropicana and Havana deposits via a conventional drill-and-blast, truck-and-excavator operation;
- Ore processing at a rate of 5.5Mt to 6Mt a year, based on a comminution circuit comprising two-stage crushing, high pressure grinding rolls and ball milling, along with a conventional CIL circuit;
- Development of considerable supporting infrastructure, including construction of 220 kilometer of new roads as well as power infrastructure and communications capacity; and
- A proven and probable reserve on a 100 percent basis totals 45Mt, grading 2.3g/t for 3.3 million ounces.

The key development issues to be addressed in the feasibility study are owner versus contract mining, and diesel versus gas power, using a third party power purchase agreement. The feasibility study will also focus on mine and resource development options to optimize project economics.

The Environmental Impact Assessment was issued for an eight-week Public Environmental Review in September 2009. Issues raised through submissions received from government agencies and interested stakeholders were being addressed by the Tropicana joint venture late in 2009. It is anticipated that the Public Environmental Review will be completed by mid-2010 and this, in addition to other approvals required, will enable the commencement of project development in the second half of 2010. If approved, development would take about two years and commissioning would begin in 2013. There is potential to increase mine life through additional drilling in the lease area and other nearby prospects. Drilling down-dip indicates that mineralization extends deeper than 800 meters below the open pit. Further drilling and conceptual level studies are required to evaluate the deeper underground mine development potential.

NORTH AMERICA


N
New York
Philadelphia
Chicago
Washington DC
Denver
San Francisco
Los Angeles
United States
CC&V 218,000 oz
Operation

AngloGold Ashanti has one mining operation in North America, Cripple Creek & Victor (CC&V) in the state of Colorado in the United States. In 2009, CC&V produced equivalent to 5 percent of group production.

UNITED STATES OF AMERCIA

Cripple Creek & Victor Gold Mining Company (CC&V) is AngloGold Ashanti's sole active operation in the United States.
Cripple Creek & Victor

Description
Located in the State of Colorado in the United States, CC&V's Cresson mine is an open-pit operation which treats extracted ore on one of the largest heap-leach pads in the world. Production at this operation began in 1994. AngloGold Ashanti holds a 100 percent interest in CC&V, following the successful acquisition, effective July 1, 2008, of a 33 percent stake from Golden Cycle Gold Corporation.

In 2009, construction began on the mine-life extension (MLE) project that will provide four additional years of mine production to the heap-leach pad. Total expenditure associated with this project is expected to be $204 million.

Geology: The district of Cripple Creek is centered on an intensely altered alkaline, Tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometers and surrounded by Precambrian rocks. The Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite and granite.

The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the volcanic complex. The majority of the complex then in-filled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of intrusive dykes and sills that include syenites, phonolites, phonotephrites and lamprophyres. These intrusives occupy all of the dominant district structural orientations. District structures are generally near vertical and strike north-north-west to north-east. These structures acted as primary conduits for the late-stage gold mineralizing solutions. Higher grade pods of mineralization occur at structural intersections and/or as sheeted veins along zones of strike deflection. High-grade gold mineralization is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralization occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120 meters and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralization can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.

Safety: CC&V continued to report an excellent safety performance. The LTIFR for 2009 declined to 4.39 per million hours worked (2008: 4.83). CC&V has maintained a fatality-free record since it was acquired by AngloGold Ashanti in 1998. Various safety programs have been implemented on the mine, such as: The DuPont Safety Training (STOP) program instituted in 2003; the risk-based safety management system in 2005; an extension of the STOP program; Train the Trainers in 2007; the SAFEmap International competency-based safety training (CBS) program in 2008-2009; and the Safety Transformation Program in 2009. The programs have been implemented to ensure continued improvement in safety performance at CC&V. Project ONE was rolled out in 2009. More positive results are expected over the two-year implementation process.

Operating review: In 2009, gold production at CC&V fell to 218,000 ounces, from 258,000 ounces produced in 2008. A total of 18.7Mt (2008: 22.1Mt) of ore was placed on the heap-leach pad.

The anticipated decline in production was a result of lower ore tonnes and grades mined and the slower percolation of gold bearing solution through the leach pad. This was partially due to the greater distance over which the solution had to flow from the higher stacked ore to the leach-pad lining and was compounded by a lack of higher alkalinity in deeper parts of the pad. The latter issue, identified during the 2008 pad drilling program, results in dissolved gold precipitating from the pregnant solution at depth. An initiative to raise alkalinity by adding additional lime to the pad began in the second half of 2008 and continued through 2009. The recovery of the precipitated gold is expected to continue for several years, given the size of the pad.

Total cash costs increased to $371 per ounce (2008: $310 per ounce), driven mainly by lower gold production, additional fuel, lime, cyanide, blasting agents and power consumption, more maintenance and certified rebuilds, as well as the adjustment for the lower recoverable heap leach inventory ounces.

Capital expenditure for the year was $87 million (2008: $27 million), mainly for the MLE project and related extensions to the heap-leach facility and mining fleet.

Growth prospects: In 2008, CC&V was granted permits from the State of Colorado and Teller County for a mine-life extension that includes the development of new sources of ore and an extension to the heap-leach facility. The permits extend the operation of the expanded valley leach facility and the rinsing of the pad to ensure water quality is compliant with all applicable standards. Development drilling continues to define areas of interest for which engineering analysis and permitting requirements are being evaluated for a second mine-life extension project (MLE 2).

Community and environment: CC&V was recognized by the Center for Non-Profit Excellence at the 10th annual Partners in Philanthropy Awards as the Outstanding Corporate Philanthropic Program. The awards are given to honor local organizations and individuals for their extraordinary philanthropic contributions. The Court Appointed Special Advocates honored CC&V with their Corporate Partner Award, recognizing CC&V's volunteer program and community contributions programs.

CC&V continued to be recognized as a Gold Leader in the State of Colorado's Environmental Leadership Program, the first mine in Colorado to attain that level of recognition. In addition, CC&V's Environmental Management System was recommended for re-certification under the ISO 14001 standard and the operation continued under its Cyanide Code certification.

Cripple Creek & Victor – Summary of metallurgical operations

Gold plants	
Capacity (000 tonnes/month)	
- crushed ore production	1,739
- total ore production	1,796
- solution processed	2,371

Operating and production data for Cripple Creek & Victor operations

	2009	**2008**[3]	**2007**
Pay limit (oz/t)	0.005	0.01	0.01
Pay limit (g/t)	0.17	0.34	0.34
Recovered grade (oz/t)	0.013	0.014	0.016
Recovered grade (g/t)	0.46	0.49	0.53
Gold production (000 oz)	218	258	282
Total cash costs ($/oz) [1]	371	310	269
Total production costs ($/oz) [1]	743	643	521
Capital expenditure ($ million)	87	27	23
Employees [2]	367	350	338
Outside contractors	195	71	67

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

(3) Remaining 33 percent shareholding acquired effective July 1, 2008.

SOUTH AMERICA


Colombia
La Colosa
Quebradona
Gramalote
Brazil
Serra Grande 77,000oz (50%)
Brasil Mineração 329,000oz
Argentina
Cerro Vanguardia 192,000oz (92.5%)
Operations
Exploration
New exploration

AngloGold Ashanti has three operations in South America - Cerro Vanguardia in Argentina and AngloGold Ashanti Brasil Mineração (Brasil Mineração) and Serra Grande in Brazil. Combined, these operations produced 598,000 ounces of gold in 2009, equivalent to 13 percent of group production and 6 percent more than in 2008. They employed 5,322 people, including contractors, which was 155 more than in 2008.

AngloGold Ashanti has had an active exploration program in Colombia for some years, with the most favorable of the prospects being in the La Colosa district. The exploration programs in Argentina and Brazil were recently expanded.

ARGENTINA

CERRO VANGUARDIA

Description: AngloGold Ashanti has a 92.5 percent interest in Cerro Vanguardia and Fomicruz (the province of Santa Cruz), owns the remaining 7.5 percent. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia currently consists of multiple, small, open pits with high stripping ratios. The orebodies comprise a series of hydrothermal-vein deposits containing gold and large quantities of silver, which is produced as a by-product.

Ore is processed at the metallurgical plant which has a daily capacity of 2,800t and includes a cyanide recovery plant. Technology at the plant is based on a conventional leaching process in tanks and carbon-in-leach (CIL) with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved using the Merryl-Crowe method with metallic zinc.

Geology: The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometers. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralization at Cerro Vanguardia occurs within a vertical range of about 150 to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing - one set strikes about N40W and generally dips 65 to 90 degrees to the east; while the other set strikes about N75W and the veins dip 60 to 80 degrees to the south.

The veins are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized and appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

Safety: Cerro Vanguardia’s safety performance improved markedly during the year under review, with the LTIFR reducing to 2.46 per million hours worked (2008: 3.98). No fatalities were recorded for the seventh consecutive year. The results of the root cause analysis of 2008 indicated that most safety-related incidents were caused by unsafe behavior as opposed to unsafe conditions. Safety campaigns during the year, therefore, focused on improving safety awareness and instilling safe behavior practices. Other campaigns comprised workshops around “*Safety is our First Value*”, and on a program called “*Safety Reflections*” which focused on presenting strong safety and accident prevention thoughts at the beginning of each working day. At the same time a safety mascot, named Prudencio, was introduced during the year.

Operating review: Attributable gold production increased from the 154,000 ounces in 2008 to 192,000 ounces in 2009. This was equivalent to 4 percent of group production. This followed the resolution of technical difficulties associated with reduced tonnages, poor grades and the sedimentation problems experienced in 2008. Consequences of the corrective action were reduced ore dilution at the mine and higher tonnages through the mill. Dilution control reduced the clay content in the ore material and contributed to better plant availability and a 20 percent improvement in recovered grades.

Efficiencies and improvements in several areas including maintenance, fuel consumption and technical consulting led to a decrease in total cash costs from $617 per ounce in 2008 to $359 per ounce in 2009. Increased silver production (from 1.6 million ounces attributable in 2008 to 2 million ounces attributable in 2009), together with higher prices for the metal, resulted in a significantly greater by-product credit. The decline in costs was also helped by the devaluation of the Argentine peso from 3.4 to 3.8 per dollar, though the benefits of this were partially offset by a higher rate of inflation and increased royalties paid. The latter was a function of the increase in production and prices received.

Attributable capital expenditure was $17 million (2008: $15 million).

Growth projects

The completion of a four-year brownfields exploration program resulted in the identification of additional gold and silver deposits.

Two expansion projects are currently under way to enhance the mine's production profile:

- The Underground Mining Project will mine the bottom portions of some of the high-grade, deeper. Project development started in December 2009 and production is scheduled to begin in mid-2010. The project has the potential to increase production from open-pit activities to 613,000 ounces of gold and 6.1 million ounces of silver. Similar mining changes will be considered at other pits in the future.
- The feasibility study for a Heap Leach Project, based on the treatment of low-grade ore through a small heap-leaching operation, was completed and capital expenditure of $31 million has been approved for the development of the project. Basic and detailed engineering is being developed and plans are in place to begin stacking ore in the last quarter of 2010. The feasibility study indicated that the heap leach could increase annual gold production by 20,000 ounces, with approximately 3,000 ounces expected in late 2010. Cerro Vanguardia's marginal-grade ores, below the cut-off grade of the current plant process, range from 0.35g/t to 1.5g/t.

Cerro Vanguardia will begin another brownfields exploration program in 2010 to develop the remaining under-explored quartz vein. This has the potential to define high-grade mineralized material south of the Luciana-Natalia-Vibora trend as well as other targets like Aguila and the El Trío vein. Potential underground deposits at the Luciana, Mangas and Osvaldo Diez veins will also be investigated and a drilling program will be conducted to a depth of 650 meters below surface. The mineralized material in the shallow, low-grade quartz veins will be bulk mineable and heap-leachable material. A regional prospecting program is also being developed to identify additional deposits.

Community and environment: Cerro Vanguardia actively engages with the local community and NGOs on several areas of mutual interest and no significant issues of concern were raised during the year. Cerro Vanguardia's environmental management system is certified to ISO 14001. Cerro Vanguardia temporarily withdrew from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. During 2009, the first pre-verification compliance audit (gap analysis) was conducted at Cerro Vanguardia for the Code. This was the first step towards its obtaining its Cyanide Code certification. A second pre-verification compliance audit is expected to be conducted in late 2010 with the final audit to follow in early 2011.

Operating and production data for Cerro Vanguardia

	2009	**2008**	**2007**
Pay limit (oz/t)	0.12	0.19	0.18
Pay limit (g/t)	4.17	6.39	3.48
Recovered grade (oz/t)	0.190	0.159	0.201
Recovered grade (g/t)	6.51	5.44	6.88
Gold production (000 oz) 100 percent	208	166	220
Gold production (000 oz) 92.50 percent	192	154	204
Total cash costs ($/oz)(1)	359	617	260
Total production costs ($/oz)(1)	495	747	358
Capital expenditure ($ million) 100 percent	18	16	20
Capital expenditure ($ million) 92.50 percent	17	15	18
Employees (2)	753	756	708
Outside contractors (2)	316	316	309

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

BRAZIL

The two AngloGold Ashanti assets in Brazil are AngloGold Ashanti Brasil Mineração and Serra Grande. In 2009, these operations together produced an attributable 406,000 ounces of gold, equivalent to 9 percent of group production.

AngloGold Ashanti Brasil Mineração

Description: The wholly owned Brasil Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais, close to the city of Belo Horizonte, in the municipalities of Nova Lima, Sabará and Santa Bárbara. Ore is sourced from the Cuiabá and Lamego underground mines and then processed at the Cuiabá and Queir ounces plants, and from the Córrego do Sitío heap-leach operation.

Geology: The area in which Brasil Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralization associated with sulfides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized the ore appears strongly stratiform due to the selective sulfidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at Brasil Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulfide mineralization consists of pyrrhotite and pyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.

Brazil – Summary of metallurgical operations

	AngloGold Ashanti Mineração		**Serra Grande**
	Cuiabá	**Raposos**	
Gold plants			
Capacity (000 tonnes/month)	135	26	66
Current throughput	112	Shut down	

Safety: A significantly improved safety performance resulted in an LTIFR of 1.64 per million hours worked for the year (2008: 3.06). There were no fatalities at Brasil Mineração in 2009. This result followed a number of safety initiatives including the "*Do it only if it is safe to do*" campaign, which aims to prevent injuries and fatalities by encouraging employees to actively identify and manage workplace risks. Other workplace initiatives implemented included a traffic control workshop; a rock mechanics refresher course; and the formation of an ergonomic committee and training program. In line with the AngloGold Ashanti's corporate directives, the safety team's integrated strategic plan is based on optimizing technology to reduce workers' exposure to risks in the production process and on introducing controls that account for human fallibility in overall safety performance.

Operating review: Gold production increased by 3 percent to 329,000 ounces, compared to 320,000 ounces in 2008. Daily tonnages mined at Cuiabá improved to more than 300t in the second half of the year as planned, while higher development rates contributed to greater mining flexibility.

As part of the pre-feasibility study for the Cuiabá Future Project, which is investigating ways of sustaining performance in the longer term, further strategic action was taken to enhance production from the area's narrow veins and to study alternative mining methods. To support this strategy, the geotechnical parameters of the massive orebodies were reviewed and revised and construction of a refrigeration plant began. Completion is scheduled for the end of 2010.

The maintenance management program, which was restructured in 2008, continued its focus on optimizing costs and fleet availability. Further productivity improvements are expected from Project ONE.

Total cash costs increased from $322 per ounce in 2008 to $347 per ounce in 2009, driven largely by the appreciation of the Brazilian real against the US dollar and lower revenue from the sale of sulfuric acid, which is a by-product of the Cuiabá operation. The onset of the global economic crisis in late 2008 caused a sharp decline in sulfuric acid prices in 2009.

Capital expenditure was $84 million (2008: $69 million).

Growth projects: An exploration program is currently under way on the former São Bento property, which was acquired in December 2008 from Eldorado Gold. The property adjoins AngloGold Ashanti's existing Córrego do Sítio mine which, together with São Bento, has since been renamed Córrego do Sítio Mineração. Operational parameters for the feasibility study for Phase 1 of the Córrego do Sítio project have been confirmed and cover the Cachorro Bravo, Laranjeiras and Carvoaria Velha orebodies, with trial mining of Cachorro Bravo already completed. The feasibility study for this first phase was finalised and will be tabled for approval by the board early in 2010. Estimates for this first phase are for the production of 5.4Mt of milled ore to produce 90,000 ounces of gold annually. The second phase of this project has the potential to effectively double the size of the operation by adding mineral potential and world-class infrastructure.

The Lamego project feasibility study was approved in September 2008 and is currently being implemented. Production from the mine was 18,000 ounces in 2009 with full production in 2011. A feasibility study on the Nova Lima Sul Project is being prepared for submission to the board at the beginning of 2011. If approved, development will take place in 2011 and 2012 with production scheduled to begin in 2012/13.

Community and environment: Sustainable development of host communities in Brazil remains an overriding priority for Brasil Mineração as illustrated by the ongoing engagement with community representatives and non-governmental organisations (NGOs). Brasil Mineração continued its constructive interaction with environmental NGOs, which have increased their vigilance in the Atlantic Forest and Cerrado ecosystems. This includes the areas of Serra da Piedade around the Cuiabá mine; Serra do Caraça, near Córrego do Sítio; and Serra da Calçada, where AngloGold Ashanti has mineral rights. Stricter legislation aimed at enhancing the preservation of biodiversity, especially in the Atlantic forest biome, may affect the clearance process for exploration licenses. Brasil Mineração retained its ISO 14001 certification. Cyanide is used at the Córrego do Sítio mine and the Queir ounces gold plant, which both received certification for full compliance with the Cyanide Code in 2009.

	2009	2008	2007
Pay limit (oz/t)	0.08	0.15	0.13
Pay limit (g/t)	2.69	5.16	3.50
Recovered grade (oz/t) (1)	0.205	0.222	0.218
Recovered grade (g/t) (1)	7.02	7.62	7.48
Gold production (000 oz)	329	320	317
Total cash costs ($/oz) (2)	347	322	246
Total production costs ($/oz) (2)	492	450	360
Capital expenditure ($ million)	84	69	117
Employees (3)	2,249	1,954	1,814
Outside contractors (3)	715	1,033	1,620

(1) Recovered grade represents underground operations.

(2) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(3) Average for the year.

***Serra Grande* (attributable 50 percent)**

Description: Serra Grande is located in central Brazil, in the state of Goiás, 5 kilometer from the city of Crixás. AngloGold Ashanti and Kinross Gold Corporation are equal partners in this operation. In terms of the shareholders' agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande.

Serra Grande currently comprises three underground mines, Mina III, Mina Nova and Palmeiras, and an open pit above Mina III. The Palmeiras mine, where the main development began in May 2008, started production in 2009 from the primary development works. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, was expanded from about 0.8Mt to 1.15Mt. This expansion was completed in February 2009.

Geology: The deposits occur in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia's Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil.

The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralization is associated with massive sulfides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips of between 6 and 35 degrees. The stratigraphy is overturned and thrusts towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident.

The Crixás greenstone belt comprises a series of Archaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north-north-west structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralization within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralizing fluids probably migrated during this event, with similar south-south-west to north-north-east migration, and focusing on bedding slip during folding. Gold mineralization became minor and dispersed to the north and east along the formal thrust flat zone. Concentrations of gold along the case of quartz vein may be due to the damming of fluids migrating upward along layering.

Safety: Safety performance at Serra Grande improved in 2009 with an LTIFR for the year of 1.08 per million hours worked (2008: 1.29) recorded for the year and no fatalities (2008:1). Safety remained the highest priority during the year, with a multi-faceted strategy applied to ensure continuous improvement. A safety survey was conducted during the year to assess attitudes toward safety, identify areas for improvement and inform the design of an integrated strategic safety program aimed at further improving performance and reinforcing awareness of the importance of working safely. The safety program calls for technological improvements and the increased use of appropriate technology to reduce employees' exposure to risks in the production process. This plan introduced controls that take into account human factors in safety performance. These efforts were complemented by the "*Do it only if it is safe to do"* campaign which encourages employees to increase their individual safety efforts by identifying and managing workplace risks. All employees were encouraged to use the booklet on Preliminary Hazard Analysis to improve risk assessment standards. The introduction of the basic principles of Failure Mode and Effect Analysis into the maintenance area proved beneficial, giving greater emphasis to measuring and mitigating occupational health and safety risks.

Operating review: Attributable production in 2009 declined from 87,000 ounces in 2008 to 77,000 ounces. This was largely due to the mining of quartz veins as well as rock mechanic problems at Mina III. The net result of these factors was lower overall grades. The operation also faced a decline in recoveries, caused by the reduced residence time at the leaching tanks. To manage the operating challenges while improving productivity and countering the reduction in gold grade, several initiatives were implemented, including:

- long-hole drilling and remote control blasting in the quartz veins;
- use of sub-level methods in the mines;
- implementation of the dispatch system at Mina III;
- completion of the metallurgical plant expansion;
- start of development of the Pequizão orebody at Mina Nova; and
- addition of leach tanks to increase residence time.

Total cash costs increased to $429 per ounce from $299 per ounce in 2008, due largely to inflation, the exchange rate and lower production. The appreciation in the value of the local currency versus the US dollar affected 80 percent of the total cost base, including power, labor, fuel, taxes and maintenance services.

Capital expenditure amounted to $67 million (2008: $41 million).

Growth prospects: A total of 20,500 meters was drilled in the 2009 exploration program, which focused on the Pequizão, Palmeiras and Cajueiro targets and a review of the exploration database to generate new targets. Pequizão is being drilled both down-plunge and down-strike, and results continue to indicate the potential for increased mineralized material. The potential of the Palmeiras target was confirmed after work on the underground mine had started and the drilling campaign continued to confirm down-plunge continuity. Following the encouraging results of the 2008 drilling campaign at Cajueiro, the 2009 program aimed to define the geological control. The evaluation of the Orebody V open pit added 18,000 ounces.

The Votorantim Metais Limitada joint venture agreement was signed during the year, contributing an additional 46,000ha in exploration tenements. Work is progressing on a number of targets, including the Mina Nova Extension and Structure IV, to define additional potential.

Community and environment: Environmental management remains an overriding priority at Serra Grande and work progressed on securing the permits needed to raise the tailings dam walls. Work was planned and implemented on the Chamada Pública de Projetos, a social development program in the Crixas area which promotes community projects related to health, education, employment and income generation. Serra Grande continued to work with local institutions in support of cultural, educational and social events. Serra Grande retained its ISO 14001 certification and received certification for full compliance with the Cyanide Code during 2009.

Operating and production data for Serra Grande

	2009	2008	2007
Pay limit (oz/t)	0.07	0.16	0.14
Pay limit (g/t)	2.40	5.61	3.90
Recovered grade (oz/t)	0.138	0.221	0.210
Recovered grade (g/t)	4.72	7.58	7.21
Gold production (000 oz) 100 percent	154	174	182
Gold production (000 oz) 50 percent	77	87	91
Total cash costs ($/oz)(1)	429	299	264
Total production costs ($/oz) (1)	571	402	374
Capital expenditure ($ million) 100 percent	67	41	24
Capital expenditure ($ million) 50 percent	33	20	12
Employees(2)	864	725	654
Outside contractors (2)	425	383	264

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

GLOBAL EXPLORATION


Russia
Veduga
Canada
USA
Cripple Creek & Victor 218,000oz
Mali
Morila 137,000oz
Sadiola 135,000oz
Yatela 89,000oz
Guinea
Siguiri 316,000oz
Ghana
Iduapriem 190,000oz
Obuasi 381,000oz
Colombia
La Colosa
Gramalote
Quebradona
Brazil
Serra Grande 77,000oz
Brasil Mineração 329,000oz
Argentina
Cerro Vanguardia 192,000oz
Operations
Exploration
New exploration
China
Yili Yunglong
Jinchanggou
Gabon
Saudi Arabia
Eritrea
Egypt
Philippines
Mapawa Area
DRC
Mongbwalu
Kibali
Tanzania
Geita 272,000oz
Solomon Islands
Namibia
Navachab 65,000oz
South Africa
Vaal River
Great Noligwa 158,000oz
Kopanang 336,000oz
Moab Khotsong 247,000oz
Tau Lekoa 124,000oz
Surface operations 164,000oz
West Wits
Mponeng 520,000oz
Savuka 30,000oz
TauTona 218,000oz
Australia
Sunrise Dam 401,000oz
Tropicana
New Zealand

Greenfield exploration

Greenfield exploration activities were undertaken in Australia, China, North and South America, Democratic Republic of the Congo (DRC), Middle East and North Africa (MENA), Russia, Sub-Saharan Africa and South East Asia during 2009. A total of 183,481 meters of diamond, reverse circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, the DRC and Canada.

Greenfield activities in Russia, China, Sub-Saharan Africa, MENA and South East Asia were undertaken predominantly through joint ventures and strategic alliances. The principal objective of the greenfield exploration team is value creation, including the discovery of new long-life, low-cost mines that maximize shareholder value. Discoveries and ground positions that do not meet certain investment criteria will be joint-ventured or divested to maximize the return on investment in exploration.

Country	Greenfield exploration expenditure 2009 (percent)	Meters drilled 2009 (m)
Colombia	34	8,476
Australia	24	171,670
Canada	8	2,227
DRC	11	1,108
China	6	–
Sub-Saharan Africa	3	–
Russia	2	–
Other	7	–
Global Support	5	–
Total	**100**	**183,481**

In 2010, total exploration expenditure of some $270 million is planned, with $86 million to be spent on greenfield exploration and $78 million allocated to a pre-feasibility studies at La Colosa in Colombia, and feasibility studies at Tropicana in Australia and the Central Mongbwalu deposit in the DRC and associated expenditures. Of the remaining balance, $91 million is planned to be spent on brownfields exploration and $15 million in terms of the De Beers joint venture focusing on exploration on the continental shelf.

Strategic context

AngloGold Ashanti's greenfield exploration strategy is based around building, growing and maintaining a pipeline of projects that are progressed through the stages of exploration, from initial ground selection to discovery, reserve definition and drill-out. Exploration is conducted by AngloGold Ashanti in its own right (100 percent), through joint ventures and strategic alliances. Important components for new discoveries and effective resource targeting include securing new search spaces, strategic landholdings and a balanced project portfolio.

The current portfolio lies within the target range of 10-20 percent of the exploration investment in frontier terranes, 60-70 percent in emerging terranes, with the remainder invested into terranes of known gold endowment.

The estimated breakdown for 2009 is 68 percent emerging frontiers, 20 percent frontiers and 12 percent known exploration terranes.

Achievements

Significant achievements for 2009 include the successful completion of the pre-feasibility study of the Tropicana-Havana deposit and board approval for a full feasibility study. Regional exploration was advanced over the large Tropicana joint venture and wholly owned AngloGold Ashanti project in the Tropicana Fold Belt. Significant advances were made in diversifying the geopolitical and terrane risk of AngloGold Ashanti's greenfield exploration portfolio in 2009. Entry into new jurisdictions was achieved during the course of the year with rapid progress made in the delineation of exploration targets and their advancement to the license application or drill target definition stage in several countries.

Expansion

The global footprint of greenfield exploration activity underwent significant change in 2009. During the course of the year, AngloGold Ashanti entered into a number of new joint ventures and strategic alliances in Canada, Brazil, Gabon, the Middle East and North Africa, while downsizing in China and Russia. These new ventures include the Superior joint venture with Laurentian Goldfields and the Baffin Island joint venture with Commander Resources in Canada; the Thani Ashanti strategic alliance in the Middle East and North Africa with Thani Investments; and the Sub-Saharan Africa Kele & Mase joint ventures with XDM Resources in the Solomon Islands. AngloGold Ashanti has also re-entered the Sub-Saharan Africa region via a joint venture with Dome Ventures in Gabon. An exploration alliance was signed in Brazil with Horizonte Minerals to explore the Santana and Campestre projects.

Impediments

A number of targets for greenfield exploration were missed in 2009, especially those relating to drilling and prefeasibility studies at La Colosa and Gramalote in Colombia and at Central Mongbwalu in the DRC. The total number of meters drilled in 2009 was significantly lower than in 2008, a result of delays in the approval of the necessary environmental permits in Colombia, the requirement to renegotiate the joint venture terms for the mineral license in the DRC, the withdrawal from projects in Russia and the rejection of mineral applications in China.

2009 initiatives

Initiatives to enhance the success of the greenfields exploration team included a rigorous assessment of the existing exploration portfolio. The work focused on establishing what AngloGold Ashanti consider the right percentage balance between frontier, emerging and known geologic terranes. As a consequence the team is well positioned to increase meters drilled on both existing and new projects that are close to and at drill ready stage in 2010.

To further improve the decision making processes in project and portfolio management, the company is moving to a uniform global portfolio management process that will encompass both technical and commercial gating elements.

Colombia

Greenfield exploration was completed by AngloGold Ashanti and its joint venture partners B2Gold, Glencore International and Mineros S.A. During 2009 systematic regional exploration for precious and base metals was undertaken over an area of 10,211 square kilometers. During the year, 110 new targets were field generated with two drilled. Since 2004, the investment in exploration has generated 714 new exploration targets, of which 39 were brought to drill stage and 24 drill tested. Two of these targets are now projects at advanced study stages and contain initial JORC compliant resources of 14.4 million ounces of gold.

At Gramalote (51 percent B2Gold, 49 percent AngloGold Ashanti), the joint venture partners are presently in discussions to define the future of the project.


N
Cartagena
Gramalote
Quebradona
Rio Dulce
La Colosa
Bogot
Colombia
Town
Prospect
JV areas
B2Gold
Glencore
Mineros SA
AngloGold Ashanti
Tenure
Application area
Area granted
0
500km

At the wholly owned La Colosa project; AngloGold Ashanti received a resolution on October 20, 2009 from the Ministry of Environment and Territorial Development, which allowed initiation of exploration permitting procedures before the regional environmental authority Cortolima. Once permits are in place, drilling and pre-feasibility development will be undertaken. Drill preparation work is in progress and further infill and step-out drilling as part of ongoing pre-feasibility studies is scheduled to begin in 2010.

In all, 119 targets were generated by systematic exploration in an area covering 12,110 square kilometers, on 19,366 square kilometers of mineral tenement contracts and applications in 2009. Three targets were drilled and 21 remain to be drill tested in Colombia.

Canada

AngloGold Ashanti initiated greenfield exploration in several areas of Canada in 2009, both on its own and in joint ventures with two Canadian mineral exploration companies, Laurentian Goldfields and Commander Resources. Brief details of each project and its targets are given below.

Superior joint venture (AngloGold Ashanti/Laurentian Goldfields) – the Laurentian Goldfields Superior Province alliance is active in several areas of eastern Canada. Early stage fieldwork is being undertaken by Laurentian on regions considered prospective for gold mineralization with drilling expected on new targets in 2010 or 2011.

Baffin Island joint venture (AngloGold Ashanti/Commander Resources) – AngloGold Ashanti is earning into a joint venture on Commander's Baffin Island properties. Field work completed during 2009 returned encouraging results, on which drilling programs will be planned for 2010.

Brazil

AngloGold Ashanti initiated new greenfield exploration programs in Brazil in 2009 and signed a joint venture agreement with a junior mineral exploration company, Horizonte Minerals, to explore two specific areas of the country.

Democratic Republic of the Congo

Exploration activities were undertaken on the 7,443 square kilometers Concession 40 (AngloGold Ashanti 86.22 percent/OKIMO 13.78 percent) mineral claim that covers a significant portion of the Kilo greenstone belt, which remains largely unexplored by modern methods. This work comprised mainly regional mapping, soil sampling and data compilation while renegotiation of the joint venture agreement with the government of the DRC and OKIMO continued. It is anticipated that the revised joint venture agreement will be executed in early 2010, following which transfer of titles to the exploration licenses to the joint venture company, Ashanti Goldfields Kilo, will be completed.


DRC
Lodjo
Nzebi
Pluto North
Mongbwalu
Petsi
Mount Tsi
Bunia West
Bunia
Lake Albert
N
Town
Prospect
Tenement area
0
60km

All drill holes from the Mongbwalu resource were re-logged and the resource remodeled in preparation for a pre-feasibility study based on an underground mining scenario. A detailed review of the historical data in the general Mongbwalu area was undertaken to assist with future exploration targeting.

In early 2009 assay results were received from all drilling completed at Mongbwalu Central and Adidi South in late 2008. The best intersections received are tabled below.

Interval (m)	Grade (g/t Au)	From (m)
11.6	16.3	80.9
6.9	24.5	69.0
4.3	10.5	118.5
6.0	4.8	151.0
8.9	7.6	88.2

Drilling recommenced in November and a total of 1,108m in 10 diamond holes was completed for metallurgical test work at the Mongbwalu Resource area. Field mapping continued along strike from the Mongbwalu Resource. Field work for the regional greenfields projects recommenced in November 2009 and consisted predominantly of soil sampling and trenching.

Field work was carried out at Lodjo, Camp 3, Petsi and Pluto North. A total of 1,878 soil samples, 195 rock chip and 452 trench and pit samples were collected for the year.

Russia

The dissolution of the joint venture (Zoloto Taigi joint venture) with Polymetal is in progress with divestment of the two exploration and four mining licenses under way. This includes completion of the sale of Veduga, subject to conditions precedent.

AngloGold Ashanti expects that the Asacha Mine in Kamchatka, held by AIM listed Trans Siberian Gold in which AngloGold Ashanti has a 29.74 percent stake, will start production in the first quarter of 2011. A final round of financing for the last phase of construction (tailings facility, plant assembly, ore development) had almost been completed by the owners at the time of publication.

Gabon

In Gabon, AngloGold Ashanti and its joint venture partners have collectively secured approximately 16,501 square kilometers of tenements in an under-explored region considered prospective for gold mineralization. During 2009, a joint venture was entered into with Dome ventures over its Mevang and Ndjole licenses, representing a combined area of some 4,000 square kilometers.

AngloGold Ashanti holds the Ogooue prospection permit covering an area of 8,295km^2. The Mimongo and Koumaneyoung licences were acquired through acquisition of Amiga SARL from Swala Resources.


N
Gabon
Mitzic
Libreville
Ndjole
Booue
Lanbarene
Lastoursville
Fougamou
Mouila
Town
Koumaneyoung licence
Mevang licence
Ndjole licence
Ogooue licence
Mimongo licence
0
200km

Middle East and North Africa (MENA)


Cairo
Egypt
Luxor
Quseir
Aswan
Town
Exploration licence
0
500km
N

In June 2009, AngloGold Ashanti and Thani Investments, a privately held UAE-based company, entered into a strategic alliance to explore for and develop precious and base metal deposits in the Arabian Nubian Shield and other parts of the Middle East and North Africa.

The business development and project generation activities of the Thani Ashanti strategic alliance are conducted from Dubai. During 2009, work has focused on project generation and exploration over specific regions of the highly prospective Arabian Nubian Shield within Egypt, Eritrea and Saudi Arabia. Exploration conducted by the alliance has commenced on two exploration licenses in Egypt.

South East Asia

In the Solomon Islands, AngloGold Ashanti has entered into two joint venture agreements with XDM Resources.

The Kele and Mase joint venture agreements cover an area of 738 square kilometers and to date in excess of 18 mineralized prospect areas have been identified. Five of these have returned significant widths of ore-grade mineralization from trenches and drill holes. Exploration activities including field mapping, auger soil and rock chip sampling, spectral and petrological studies, have commenced in preparation for drilling in the first quarter of 2010.

China

In China, AngloGold Ashanti's exploration activities are now limited to the cooperative joint venture over the Jinchanggou group of properties in the province of Gansu, located in western China. Limited trenching over a specific target and detailed infill soil sampling of the tenements was completed in late 2009. The results are currently under review. Elsewhere in China, AngloGold Ashanti continues to evaluate exploration opportunities.

Australia



Laverton
Tropicana JV
Voodoo Child
Black Dragon
Tumbleweed
Tropicana
Havana
Screaming Lizard
Kamikazi
Rusty Nail
Beachcomber
Kalgoorlie
Western Australia
Viking
Esperance
Town
Prospect
Tropicana JV
Application tenure
Granted tenure
Viking
Application tenure
Granted tenure
0
400km
Australia
N
Normanton
Saxby
Queensland
Western Australia
Laverton
Tropicana
Queensland
Saxby JV
Application tenure
Granted tenure
0
50km

At the Tropicana joint venture (AngloGold Ashanti 70 percent, Independence Group NL 30 percent), the start of the Tropicana feasibility study was approved by the joint venture partners in July 2009.

The joint venture focused on exploration targets near the Tropicana-Havana deposits. During the year a total of 3,171 aircore holes were drilled for 127,562 meters, 281 reverse circulation holes for 36,888 meters and 46 diamond holes for 7,220 meters. Systematic surface auger sampling of 30,276 samples were collected and nearly 7,928 line kilometers of aeromagnetic and radiometric surveying, 256 line kilometers of IP surveying and 71 line kilometers of down-hole IP surveying was undertaken.

The best results for the year came from diamond drilling intercepts approximately 550m northeast of the proposed Tropicana pit, including 7 meters @ 2.1g/t Au from 141 meters and 14 meters @ 3.49g/t Au from 176 meters. Significantly, these intersections from the same hole may represent the faulted northern continuation of the Tropicana orebody. Encouraging results were also obtained to the south of the proposed Havana pit at the Havana South zone and Crouching Tiger prospects. In Havana South, significant intersections included 13 meters @ 2.37g/t gold from 317 meters and 21 meters @ 2.50g/t gold from 202 meters. Reverse circulation drilling at Crouching Tiger intersected 8 meters @ 2.83g/t gold from 134 meters.

In more regional exploration, significant aircore results were returned from Black Dragon, 30 kilometers northeast of the Tropicana–Havana resource, including 4 meters @ 0.6g/t gold from 40 meters. At Tumbleweed, 10 kilometers north of Tropicana, aircore drilling returned 8 meters @ 0.81g/t gold from 56 meters. These results confirm the anomalous zones identified by previous significant aircore intersections and extend the size potential of the targets. At Voodoo Child, 50 kilometers north of Tropicana, aircore drilling intersected 17 meters @ 2.25g/t gold from 3 meters. Infill aircore drilling and follow-up reverse circulation drilling are planned for these prospects in 2010.

In addition to the Tropicana joint venture area, which totals approximately 13,788 square kilometers, AngloGold Ashanti holds 100 percent of a substantial land package (11,040 square kilometers in the Viking area, including 6,200 square kilometers of granted exploration licenses). Viking is southwest of the Tropicana joint venture within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit. Surface geochemical sampling continued throughout the year for a total of 10,390 samples and an airborne magneticradiometric survey was completed for 38,909 line kilometers.

The Tropicana joint venture and the Viking project extend over 600 kilometer of strike parallel to the Albany Fraser orogen, located at the boundary of the Yilgarn and Mawsom Cratons. The 5 million ounces Tropicana discovery, as well as numerous prospects identified by AngloGold Ashanti suggest that the Tropicana belt is emerging as a significant new gold province.

AngloGold Ashanti completed the purchase of the interests and rights of Anglo American Exploration Australia in the 830km^2 Saxby joint venture with Falcon Minerals Limited in northwest Queensland. Gravity (105 line kilometers), airborne magnetic-radiometric (7,436 line kilometers) and infill SQUID electromagnetic (37 line kilometers) surveying was completed to assist drill target definition.

AngloGold Ashanti-De Beers joint venture

AngloGold Ashanti Limited and the De Beers Group of Companies announced the formation of a joint venture to undertake initial exploration and to ultimately mine for gold and other minerals and metals from the ocean floor. This excludes diamonds, unless these occur together with other target minerals and metals. The joint venture's activities will focus on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.

The establishment of this joint venture will allow AngloGold Ashanti to take advantage of the opportunity of partnering with a world leader in the field of marine exploration and mining with a view to exploring and mining of the target minerals from deposits located on the continental shelf.

The joint venture has established a technical services company (AuruMar) to be jointly owned by AngloGold Ashanti and De Beers Marine. AngloGold Ashanti's commitment under the agreement is to sole fund the joint venture and AuruMar until the completion of an initial exploration period of at least three consecutive sampling seasons as approved and budgeted for prior to December 31, 2012, or the date upon which AngloGold Ashanti has funded a total amount of $40m, whichever is achieved first. Upon conclusion of this period, AngloGold Ashanti will have earned equivalent interests to De Beers in all the sub-joint venture opportunities pursued under the joint venture. AngloGold Ashanti and De Beers will seek to secure majority interests for the joint venture in any sub-joint venture that involves a third party.

Initial work continues in New Zealand to complete the sonic drill rig and the launch and recovery system (LARS) as assets of AuruMar. Drilling scheduled to start in the first quarter of 2010. Initial drilling will target potential gold deposits off the west coast of the South Island, New Zealand.

Pre-feasibility and feasibility studies

Australia

The pre-feasibility study on the Tropicana Gold Project in Australia was completed during June 2009 and a decision was taken by AngloGold Ashanti and its joint venture partner to proceed with a full bankable study. AngloGold Ashanti is currently undertaking this study and seeking environmental approvals for open pit mining on behalf of the joint venture partner.

Tropicana represents a significant new discovery in a new gold district, about 300km east of Kalgoorlie. Should development of the project proceed, the mine is expected to produce an average of between 330,000 ounces and 410,000 ounces a year, at a total cash cost of between A$590 per ounce Au and A$710 per ounce Au, over a 10-year initial life. There is potential to increase the mineralized material and mine life through additional drilling at the nearby Havana South and other prospects.

Drilling and an update of the grade model as part of the feasibility study has been completed and the estimate is currently being internally and independently reviewed and audited. A close-spaced drilling program was completed within the Havana Mineral Resource to simulate grade control drilling. Results from this drilling confirm the interpreted continuity of mineralization. The data will be further analyzed to validate the Mineral Resource model and to optimize grade control and mining selectivity.

Work on updating the pit designs, mining schedules and reserve for the feasibility study has commenced. Tendering for contract mining is in progress, with owner mining costs to be updated.

A comprehensive metallurgical test work program for the feasibility study has been substantially completed. Results confirm the processing flowsheet selected from the pre-feasibility study of primary and secondary crushing, high pressure grinding rolls followed by conventional carbon-in-leach. A number of engineering studies have been undertaken to optimize the plant, operating and capital costs, and operating performance. The major aspects of the plant design and engineering will occur in early 2010.

Geotechnical studies for the mine access road and tailings storage facility are in progress and will be utilized as inputs for refining designs and developing feasibility-level cost estimates.

Feasibility

The eight-week public review period for the Tropicana Gold Project environmental impact assessment closed in late November 2009 with a limited number of submissions received. The Tropicana joint venture is currently consulting with the organizations that made submissions and is developing a formal response to the submissions, which will be provided to the office of the Environmental Protection Authority. The Environmental Protection Authority will provide a recommendation on the project approval and conditions to the Western Australia Minister for the Environment. The approval and conditions are subject to public appeal.

Brownfields exploration

Brownfields exploration, was undertaken around the globe at most current operations, with the most success having been achieved in South Africa, Mali, Guinea and the United States. The brownfields exploration program for 2009 was aimed at replacing ounces at current operations.

Argentina

At Cerro Vanguardia, the exploration program continued with delineation drilling and reconnaissance drilling. Significant drilling was completed on underground targets and a full underground study is currently under way. In the El Volcan project area, initial exploration started with sampling, mapping and geological reconnaissance work completed. A detailed aeromagnetic survey of the sector started in the last quarter, with some interesting structural trends identified. The survey was delayed by an unfortunate helicopter incident which damaged the probe.

Australia

At the Sunrise Dam, exploration focused on infill drilling within the existing Mega Pit and continuing to extend the underground Ore Reserve. The in-pit drilling confirmed that mineralization beneath the Sunrise shear and Midway shear zones continues up-dip and may provide the opportunity for an internal cutback on the eastern side of the Mega Pit. Further underground drilling has identified extensions to the high-grade Cosmo, Astro, Dolly and GQ lodes. Additional investigations on the extensions to high-grade gold mineralization, that lie open below 1km vertical, continues. In addition, exploration for satellite pits in the surrounding district continued at Golden Delicious, the paleochannel, Neville and Wilga (Chalice 100 percent; AngloGold Ashanti earning 75 percent) prospects.

Brazil

At the Córrego do Sítio Sulfide Project, drilling continued with 6,505m drilled from surface and 15,682m drilled from underground. The drilling was aimed at defining and converting the three main ore zones. A total of 4,718m of underground development was completed. For extensions of Córrego do Sítio into São Bento, a further 23,426m of surface drilling was completed. At the Lamego project, 19,838m of surface drilling and 3,000m underground drilling was completed. A total of 4,368m of underground development was completed.

At Serra Grande, the main targets for 2009 were Pequizão, Fiuca, Cajuerio and Palmeiras. The Devidrill system, which allows many deflections to be drilled off a single hole without the use of steel wedges, was successfully tested. The use of this system is expected to save drilling meters and reduce the environmental damage by restricting drill site clearance.

Ghana

At Obuasi, drilling for the Deeps project below 50 level continued with the areas below KMS and Adansi Shafts being targeted from 50 level. This drilling was stopped in the third quarter as the results of flooding. The drill sites on 50 level are still to be rehabilitated. Active exploration continued above 50 level.

At Iduapriem, drilling for the year consisted of Mineral Resource Conversion drilling at Ajopa and it was completed in the first quarter.

Guinea

At Siguiri in Guinea, exploration focused on in-fill drilling within the area of the central pits. During the year all the central deposits were built into a combined geological and grade model and exploration was initiated to prove up potential economic extensions. This drilling took place adjacent to and between the Bidini, Sanu-Tinti, Sorofe, Tubani, Kalamagna, Kozan and Kami pits.

Diamond drilling continued to investigate the fresh rock potential below the Kosise, Bidini, Sanu Tinti and Kami pits.

Extension drilling to the Sintroko Project, based on anomalous soil sampling and previous drilling, was done to the north, east and west of the main deposit.

Geochemical soil sampling continued in Block 1 to the north and north-east of current mining operations and east of the Sintroko. The Komatigiuya target, a 1,000m soil anomaly, was discovered by the sampling and represents a significant new discovery.

IP Geophysical equipment arrived on site and a test self-potential survey over Sintroko South was completed. Results are promising with IP anomalies co-incident with known mineralization. Future surveys will include Toubani and the rest of the Sintroko area.

Mali

At Morila, exploration stopped in the second quarter after follow-up drilling based on the revised geological model proved unsuccessful.

At Sadiola, exploration activity focused on drilling the area around the FE4 pit where mineralization was extended along strike and into the gap between FE3 and FE4. The Sadiola Deeps infill drilling recommenced in December 2009.

A high-resolution aeromagnetic and radiometric survey was completed over the Sadiola and Yatela mining lease areas.

At Yatela, an intensive program aimed at extending the mining into 2010 continued during the year. Significant success was achieved along the edges of the Yatela Main pit, Yatela North and Alamoutala. Drilling will continue in 2010.

Namibia

At Navachab, Mineral Resource conversion drilling was completed at Gecko. Further Mineral Resource conversion and extension drilling was completed around the Main pit, the hanging wall sheeted vein system and North Pit 2 footwall veins.

Regional exploration continued with drilling in the Gecko Valley, which is targeted at joining the Central and Southern areas.

Drilling was also started on the Klipspringer, Steenbok and Starling targets. A gradient IP survey was completed over the Anomaly 16 prospect. The results indicate the potential for significant sulfide mineralization.

South Africa

In South Africa, surface drilling continued in the Project Zaaiplaats area. MMB5 continued drilling for the entire year. Deflection 7 is now being drilled to intersect the Vaal Reef. MZA9 continued drilling and is currently drilling deflection 23. The first reef intersection is now expected in the second quarter of 2010. The long deflection from MGR6 continued drilling and the hole is currently at a depth of 2,397 meters. The Vaal Reef is expected to be intersected in the third quarter of 2010. Progress on MGR8 was slowed by poor ground conditions. The hole is currently at 3,020 meters and a reef intersection is anticipated in the first quarter of 2010.

In the Western Ultra Deep Levels area, UD51 started drilling in the first quarter and intersected a partly artesian fracture system which has significantly reduced the advance. The hole is currently at a depth of 2,796 meters and a Ventersdorp Contact Reef intersection is expected in the second quarter of 2010.

Tanzania

At Geita, for the first two quarters extension and infill drilling continued at Star and Comet, Chipaka and Kalondwa Hill. Initial aircore drilling was conducted over Matandani NW and Nyamalembo. Regional target generation work was completed and 41 targets identified for follow up.

In the third quarter, the focus of the exploration activities was revised and concentrated on three activities: ground geophysical surveys, a core re-logging program of the Central Thrust Ramp ore zones and the infill drilling programme for Nyankanga Cut 7 and Geita Hill. The infill drilling program at Nyankanga Cut 7 was completed in December. A total of 16,727 meters was drilled. Logging and sampling will be completed in first quarter of 2010.

United States

At Cripple Creek & Victor, extension drilling at Squaw Gulch and North Cresson continued during the year.

Drilling and studies continued to quantify the potential of the high grade mineralized material particularly in the east of the Cresson deposit. Metallurgical testing of high grade material is underway and further metallurgical test drilling has been planned.

ORE RESERVES

Ore Reserve estimates are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti's existing rights to mine, or within the renewal periods of AngloGold Ashanti's rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required permits and governmental approvals. See "Item 4B.: Business overview".

AngloGold Ashanti has standard procedures for the estimation of Ore Reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars and, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure, yield, mine call factor and, gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

The gold price and exchange rate used for 2009 and 2008 Reserves are outlined in the following table.

	2009 (3 year average)	**2009 (Business Plan)**	**2008 (3 Year average)**	**Units**
Reserve Gold Price	840	800	730	US$/oz
Exchange Rate – South Africa	7.90	8.85	7.20	ZAR/US$
Exchange Rate – Australia	0.82	0.80	0.83	US$/ Aus$

The Ore Reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining SEC compliant Ore Reserves. The resultant SEC compliant Proven and Probable Ore Reserves are shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2000). The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resources in this annual report on Form 20-F.

The restated 2009 Ore Reserve increased by 4.3 million ounces before the subtraction of depletion. After a depletion of 5.2 million ounces, the net decrease is 1.0 million ounces to give a total Ore Reserve of 68.3 million ounces. A gold price of $840 per ounce was used for Ore Reserve estimates (2008: $730 per ounce).

The principal changes in AngloGold Ashanti's Ore Reserves as at December 31, 2009 compared with those published as at December 31, 2008 are as follows:

Ore Reserve		**Million oz**
Ore Reserves as at December 31, 2008		**73.5**
Sale of Boddington		(6.7)
Acquisition of Kibali		2.5
Restated 2008 Ore Reserves		69.3
Reductions		
Great Noligwa	Northern portion of mine was removed from plan to ensure profitability	(0.9)
Kopanang	Reduction due to mine design changes plus slightly lower Mine Call Factor, also changes in geological structure, facies and evaluation model.	(0.7)
CrippleCreek & Victor	Adjustment due to heap leach reconciliation issues.	(0.6)
Other	Total of non-significant changes	(2.2)
Additions		
Kibali	New underground Ore Reserve additions (1.66Moz)	1.7
Sadiola	Deep Sulfide Ore Reserve included and attributable ownership increased from 38% to 41%.	1.0
Other	Total of non-significant changes	0.7
Ore Reserves as at December 31, 2009		**68.3**

Rounding may result in computational differences.

AngloGold Ashanti will continue to pursue a strategy of increasing value-adding Ore Reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.

The Ore Reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African, Brazilian and Ghanaian underground mines which are in production. These Ore Reserves have been determined based upon completed economic studies.

BY-PRODUCTS

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 37.3 million pounds of uranium oxide from the South African operations, 0.45 million tonnes of sulfur from Brazil and 34.9 million ounces of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral Resource and Ore Reserve Report 2009, which is available on the corporate website.

EXTERNAL AUDIT OF MINERAL RESOURCE AND ORE RESERVE STATEMENT

During the course of the year and as part of the rolling audit program, AngloGold Ashanti's 2009 grade models for the following operations were submitted for external audit:

- Carbon Leader at Mponeng, TauTona and Savuka mines;
- Navachab – Main Pit;
- Geita – Nyankanga;
- Obuasi – KMS Deep;
- Siguiri – Project Area 1;
- Sadiola – Deep Sulfide;
- Sunrise Dam – Underground;
- Brasil Mineraçáo – Cuiaba.

The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's grade models were evaluated. It is the company's intention to continue this process so that each of its operations will be audited every three years on average.

COMPETENT PERSONS

The information in this report that relates to Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc Hons (Geology), MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

Ore Reserves: Imperial	At December 31, 2009						
	Proven Ore Reserves [1]			Probable Ore Reserves [1][2]			Metallurgical
			Gold			Gold	Recovery
	Tons[5]	Grade	Content [1]	Tons [5]	Grade	Content [1]	Factor
	(mill)	**(oz/ton)**	**(mill oz)**	**(mill)**	**(oz/ton)**	**(mill oz)**	**percent**
Southern Africa							
Vaal River **[6]**							
Great Noligwa	4.03	0.226	0.91	3.35	0.206	0.69	96.3
Kopanang	1.08	0.202	0.22	18.64	0.166	3.10	97.5
Moab Khotsong [2]	1.29	0.305	0.39	20.51	0.328	6.74	94.6 – 97.1[4]
Tau Lekoa	0.66	0.116	0.08	0.76	0.116	0.09	97.4
West Wits							
Mponeng [2]	2.45	0.241	0.59	39.46	0.307	12.12	98.0 – 98.5[4]
Savuka	0.13	0.156	0.02	3.26	0.182	0.59	97.3
TauTona [2]	0.37	0.345	0.13	9.58	0.272	2.60	97.8
Surface							
Surface sources	-	-	-	128.22	0.015	1.88	48 – 91[4]
South Africa							
Namibia							
Navachab	10.86	0.027	0.29	35.72	0.037	1.33	88.0 [4]
Continental Africa							
Democartic Republic of the Congo							
Kibali (45 percent) [3]	-	-	-	31.65	0.131	4.14	84.5 – 91.3
Ghana							
Iduapriem	29.06	0.040	1.16	25.59	0.048	1.24	95.0 [4]
Obuasi [2]	15.35	0.208	3.19	30.97	0.208	6.46	35.0 – 83.0[4]
Guinea							
Siguiri (85 percent) [3]	33.98	0.019	0.63	96.84	0.025	2.44	88.0 – 93.5[4]
Mali							
Morila (40 percent) [3]	4.34	0.051	0.22	3.05	0.033	0.10	88.9 – 89.0[4]
Sadiola (41 percent) [3]	4.52	0.072	0.33	17.86	0.063	1.13	80.0 – 100.0[4]
Yatela (40 percent) [3]	1.33	0.033	0.04	-	-	-	84.8 [4]
Tanzania							
Geita	-	-	-	52.21	0.097	5.07	46.2-89.3[4]
Australasia							
Australia							
Sunrise Dam	9.16	0.057	0.52	10.24	0.118	1.21	85 – 85.5[4]
North America							
United States of America							
Cripple Creek & Victor	110.03	0.027	2.97	51.14	0.026	1.32	50 – 77[4]
South America							
Argentina							
Cerro Vanguardia (92.5 percent) [3][7]	11.86	0.040	0.48	10.63	0.132	1.40	95.0 [4]
Brazil							
Brasil Mineraçáo[8]	5.08	0.202	1.03	7.12	0.162	1.15	88 – 93[4]
Serra Grande (50 percent)[3]	2.27	0.104	0.24	0.95	0.116	0.11	90.9 – 95.9
Total	247.87	0.054	13.44	597.73	0.092	54.92	

(1) *Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.*

(2) *Probable Ore Reserves include Ore Reserves below infrastructure.See table below.*

(3) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(4) *Recovery factor varies according to ore type.*

(5) *Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.*

(6) *The Vaal Reef Ore Reserves include 37.29 million pounds of Uranium oxide by-products; this can not be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.*

(7) *The Ore Reserve contains 34.9 million ounces of silver to be recovered as a by-product.*

(8) *0.45 million tons of sulfur will be recovered from processing the Ore Reserve.*

Rounding may result in computational differences.

The 2009 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
TauTona	0.53	0.406	0.22
Mponeng	27.58	0.345	9.53
Moab Khotsong	13.05	0.302	3.94
Obuasi	3.64	0. 383	1.40
Brasil Mineração	4.62	0.163	0.76
Total	49.42	0.320	15.83

Rounding may result in computational differences.

Ore Reserves: Imperial	At December 31, 2008						
	Proven Ore Reserves [1]			Probable Ore Reserves [1][2]			Metallurgical
			Gold			Gold	Recovery
	Tons[5]	Grade	Content [1]	Tons [5]	Grade	Content [1]	Factor
	(mill)	(oz/ton)	(mill oz)	(mill)	(oz/ton)	(mill oz)	percent
Southern Africa							
Vaal River [6]							
Great Noligwa	6.65	0.210	1.39	5.54	0.197	1.09	96.1
Kopanang	1.24	0.267	0.33	16.61	0.221	3.67	97.8
Moab Khotsong [2]	2.05	0.295	0.60	21.09	0.319	6.72	96.7– 97.2[4]
Tau Lekoa	0.66	0.116	0.08	0.76	0.116	0.09	97.4
West Wits							
Mponeng [2]	2.72	0.268	0.73	38.94	0.315	12.27	98.2 – 98.7[4]
Savuka	0.06	0.185	0.01	3.90	0.192	0.75	97.5
TauTona [2]	0.45	0.284	0.13	10.68	0.276	2.95	97.8
Surface							
Surface sources	-	-	-	120.77	0.015	1.83	48 – 91[4]
Southern Africa							
Namibia							
Navachab	7.94	0.026	0.21	30.40	0.037	1.13	72 – 94[4]
Continental Africa							
Ghana							
Iduapriem	33.32	0.040	1.33	25.50	0.048	1.23	94.5 – 97[4]
Obuasi [2]	29.34	0.219	6.42	14.66	0.221	3.25	47 – 83[4]
Guinea							
Siguiri (85 percent) [3]	61.87	0.016	1.01	73.97	0.030	2.24	93 – 96[4]
Mali							
Morila (40 percent) [3]	6.06	0.059	0.36	3.03	0.033	0.10	89 – 91.5[4]
Sadiola (38 percent) [3]	2.68	0.060	0.16	3.43	0.075	0.26	78 – 93[4]
Yatela (40 percent) [3]	1.50	0.026	0.04	0.88	0.142	0.12	75 – 85[4]
Tanzania							
Geita	-	-	-	49.43	0.097	4.78	51.5 – 92.8[4]
Australasia							
Australia							
Boddington (33.33 percent)[3][8]	62.75	0.026	1.65	228.84	0.022	5.03	80.4
Sunrise Dam	12.01	0.062	0.74	7.61	0.152	1.16	76 – 94[4]
North America							
United States of America							
Cripple Creek & Victor	124.09	0.027	3.36	61.40	0.025	1.56	50 – 77[4]
South America							
Argentina							
Cerro Vanguardia (92.5 percent) [3][7]	11.01	0.041	0.45	13.54	0.103	1.39	65.5 – 94.0[4]
Brazil							
Brasil Mineraçáo[9]	6.30	0.214	1.35	6.91	0.176	1.21	88 – 93[4]
Serra Grande (50 percent)[3]	2.26	0.116	0.26	0.85	0.119	0.10	95.0
Total	374.97	0.055	20.61	738.72	0.072	52.93	

(1) *Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.*

(2) *Probable Ore Reserves include Ore Reserves below infrastructure. See table below.*

(3) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(4) *Recovery factor varies according to ore type.*

(5) *Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.*

(6) *The Vaal Reef Ore Reserves include 42.33 million pounds of Uranium by-products; this cannot be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.*

(7) *The Ore Reserve contains 35.7 million ounces of silver to be recovered as a by-product.*

(8) *The Ore Reserve contains 639 million pounds of copper.*

(9) *0.44 million tons of sulfur will be recovered from processing the Ore Reserve.*

Rounding may result in computational differences.

The 2008 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
TauTona	0.7	0.463	0.3
Mponeng	24.8	0.377	9.3
Moab Khotsong	13.1	0.273	3.6
Obuasi	4.7	0.412	1.9
Brasil Mineração	4.6	0.180	0.8
Total	47.9	0.334	16.0

Rounding may result in computational differences.

Ore Reserves: Metric	At December 31, 2009						
	Proven Ore Reserves[1]			Probable Ore Reserves[1][2]			Metallurgical
	Tonnes[6]	Grade	Gold Content	Tonnes	Grade	Gold Content	Recovery factor
	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)	percent
Southern Africa							
Vaal River[5]							
Great Noligwa	3.66	7.75	28.33	3.04	7.07	21.46	96.3
Kopanang	0.98	6.94	6.80	16.91	5.71	96.50	97.5
Moab Khotsong[2]	1.17	10.44	12.20	18.61	11.26	209.56	94.6 – 97.1[4]
Tau Lekoa	0.60	3.98	2.37	0.69	3.98	2.75	97.4
West Wits							
Mponeng[2]	2.22	8.27	18.39	35.79	10.54	377.12	98.0 – 98.5[4]
Savuka	0.12	5.36	0.65	2.95	6.24	18.42	97.3
TauTona[2]	0.34	11.83	4.00	8.69	9.32	80.98	97.8
Surface							
Surface sources	-	-	-	116.31	0.50	58.59	48 – 91[4]
Southern Africa							
Namibia							
Navachab	9.85	0.93	9.12	32.40	1.28	41.42	88.0 [4]
Continental Africa							
Democratic Republic of the Congo							
Kibali (45 percent)[3]	-	-	-	28.71	4.48	128.65	84.5 – 91.3
Ghana							
Iduapriem	26.36	1.37	36.04	23.22	1.66	38.52	84.5 – 91.3[4]
Obuasi[2]	13.93	7.13	99.30	28.10	7.15	200.79	95.0 [4]
Guinea							
Siguiri (85 percent)[3]	30.83	0.64	19.59	87.85	0.86	75.99	88.0 – 93.5[4]
Mali							
Morila (40 percent)[3]	3.94	1.74	6.85	2.76	1.14	3.14	88.9 – 89.0[4]
Sadiola (41percent)[3]	4.10	2.47	10.14	16.20	2.17	35.18	80.0 – 100.0[4]
Yatela (40 percent)[3]	1.20	1.14	1.37	-	-	-	84.0 [4]
Tanzania							
Geita	-	-	-	47.36	3.33	157.57	46.2 – 89.3[4]
Australasia							
Australia							
Sunrise Dam	8.31	1.94	16.16	9.29	4.05	37.59	95.0 – 85.5[4]
North America							
United States of America							
Cripple Creek & Victor	99.82	0.93	92.29	46.40	0.89	41.17	50 – 77[4]
South America							
Argentina							
Cerro Vanguardia (92.5 percent) [3][7]	10.76	1.37	14.78	9.64	4.53	43.66	[4] 95.0
Brazil							
Brasil Mineraçáo[8]	4.61	6.94	32.00	6.46	5.55	35.85	88 – 93[4]
Serra Grande (50 percent) [3]	2.06	3.58	7.38	0.86	3.99	3.43	90.9– 95.9
Total	224.87	1.86	417.77	542.25	3.15	1,708.35	

(1) *Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.*

(2) *Probable Ore Reserves include Ore Reserves below infrastructure. See table below.*

(3) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(4) *Recovery factor varies according to ore type.*

(5) *The Vaal Reef Ore Reserves include 16.9 thousand tonnes of Uranium by-products; this can not be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.*

(6) *Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.*

(7) *The Ore Reserve contains 1175 tonnes of silver to be recovered as a by-product.*

(8) *0.41 million tonnes of sulfur will be recovered from processing the Ore Reserve.*

Rounding may result in computational differences.

The 2009 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
TauTona	0.48	13.93	6.70
Mponeng	25.02	11.84	296.30
Moab Khotsong	11.84	10.35	122.56
Obuasi	3.30	13.14	43.41
Brasil Mineração	4.19	5.6	23.49
Total	44.83	10.99	492.47

Rounding may result in computational differences.

Ore Reserves: Metric	At December 31, 2008						
	Proven Ore Reserves[1]			Probable Ore Reserves[1][2]			Metallurgical
	Tonnes[6]	Grade	Gold Content	Tonnes	Grade	Gold Content	Recovery factor
	(mill)	(g/t)	(tonnes)	(mill)	(g/t)	(tonnes)	percent
Southern Africa							
Vaal River[5]							
Great Noligwa	6.03	7.19	43.34	5.02	6.76	33.95	96.1
Kopanang	1.12	9.16	10.30	15.07	7.58	114.22	97.8
Moab Khotsong[2]	1.86	10.13	18.80	19.13	10.93	209.01	96.7 – 97.2[4]
Tau Lekoa	0.60	3.98	2.37	0.69	3.98	2.75	97.4
West Wits							
Mponeng[2]	2.47	9.17	22.66	35.32	10.80	381.49	98.2 – 98.7[4]
Savuka	0.06	6.35	0.36	3.54	6.60	23.35	97.5
TauTona[2]	0.41	9.75	3.98	9.69	9.47	91.72	97.8
Surface							
Surface sources	-	-	-	109.56	0.52	56.78	48 – 91[4]
Southern Africa							
Namibia							
Navachab	7.21	0.89	6.39	27.58	1.28	35.19	72 – 94[4]
Continental Africa							
Ghana							
Iduapriem	30.23	1.37	41.32	23.13	1.65	38.14	94.5 – 97[4]
Obuasi[2]	26.62	7.50	199.57	13.30	7.59	100.96	47 – 83[4]
Guinea							
Siguiri (85 percent)[3]	56.13	0.56	31.48	67.11	1.04	69.64	93 – 96[4]
Mali							
Morila (40 percent)[3]	5.50	2.02	11.10	2.75	1.14	3.13	89 – 91.5[4]
Sadiola (38 percent)[3]	2.43	2.06	5.00	3.11	2.59	8.04	78 – 93[4]
Yatela (40 percent)[3]	1.36	0.90	1.23	0.79	4.86	3.86	75 – 85[4]
Tanzania							
Geita	-	-	-	44.84	3.32	148.75	51.5 – 92.8[4]
Australasia							
Australia							
Boddington (33.33 percent)[3][8]	56.93	0.90	51.45	207.60	0.75	156.50	80.4
Sunrise Dam	10.89	2.12	23.09	6.90	5.23	36.07	76 – 94[4]
North America							
United States of America							
Cripple Creek & Victor	112.57	0.93	104.60	55.70	0.87	48.59	50 – 77[4]
South America							
Argentina							
Cerro Vanguardia (92.5 percent)[3][7]	9.99	1.39	13.90	12.29	3.52	43.24	[4] 65.5 – 94.0
Brazil							
Brasil Mineraçáo	5.71	7.33	41.91	6.27	6.03	37.77	88 – 93[4]
Serra Grande (50 percent) [3]	2.05	3.96	8.12	0.77	4.07	3.13	95.0
Total	340.17	1.88	640.97	670.16	2.46	1,646.28	

(1) *Ore Reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.*

(2) *Probable Ore Reserves include Ore Reserves below infrastructure. See table below.*

(3) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(4) *Recovery factor varies according to ore type.*

(5) *The Vaal Reef Ore Reserves include 19.2 thousand tonnes of Uranium by-products; this can not be accounted for by individual mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.*

(6) *Tonnes refers to a metric tonne which is equivalent to 1000 kilograms.*

(7) *The Ore Reserve contains 1 109 tonnes of silver to be recovered as a by-product.*

(8) *The Ore Reserve contains 0.29 million tonnes of copper.*

(9) *0.44 million tonnes of sulfur will be recovered from processing the Ore Reserve.*

Rounding may result in computational differences.

The 2008 Probable Ore Reserves include Ore Reserves below infrastructure in the case of the following underground mines currently in production:

Mine	Tonnes (millions)	Grade (grams/tonne)	Gold Content (tonnes)
TauTona	0.6	15.87	10.0
Mponeng	22.5	12.92	290.7
Moab Khotsong	11.9	9.37	111.2
Obuasi	4.3	14.14	60.6
Brasil Mineração	4.2	6.18	25.9
Total	43.5	11.46	498.3

Rounding may result in computational differences.

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2009		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
Southern Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface – SA MET [(2)]	119.33	0.015	1.74
West Wits Surface - SA MET [(2)]	8.88	0.017	0.15
Southern Africa			
Namibia			
Navachab	7.58	0.022	0.17
Continental Africa			
Ghana			
Iduapriem	3.05	0.032	0.10
Obuasi	5.62	0.058	0.33
Guinea			
Siguiri (85 percent) [(1)(3)]	64.86	0.016	1.06
Mali			
Morila (40 percent) [(1)]	7.40	0.043	0.32
Sadiola (41 percent) [(1)]	4.52	0.072	0.33
Yatela (40 percent) [(1)]	1.33	0.033	0.04
Tanzania			
Geita	2.95	0.047	0.14
Australasia			
Australia			
Sunrise Dam	7.43	0.045	0.34
North America			
United Stated of America			
Cripple Creek & Victor	-	-	-
South America			
Argentina			
Cerro Vanguardia (92.5 percent) [(1)]	14.45	0.018	0.26
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) [(1)]	0.05	0.093	0.01

(1) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(2) *Centralized operations treating material on surface that was previously generated by several underground operations.*

(3) *Spent heap included in Ore Reserve.*

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies

Stockpiles: Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2008		
	Tons (million)	Grade (ounces/ton)	Gold content (million ounces)
Southern Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface – SA MET [2]	127.813	0.015	1.909
West Wits Surface - SA MET [2]	5.616	0.008	0.043
Southern Africa			
Namibia			
Navachab	6.224	0.021	0.131
Continental Africa			
Ghana			
Iduapriem	2.955	0.034	0.100
Obuasi	6.306	0.053	0.333
Guinea			
Siguiri (85 percent) [1][3]	61.873	0.016	1.012
Mali			
Morila (40 percent) [1]	8.200	0.048	0.394
Sadiola (38 percent) [1]	2.670	0.060	0.160
Yatela (40 percent) [1]	1.430	0.020	0.029
Tanzania			
Geita	8.312	0.030	0.251
Australasia			
Australia			
Boddington (33.33 percent) [1]	0.693	0.018	0.013
Sunrise Dam	9.346	0.049	0.456
North America			
United States of America			
Cripple Creek & Victor	-	-	-
South America			
Argentina			
Cerro Vanguardia (92.5 percent) [1]	15.954	0.019	0.302
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) [1]	0.063	0.139	0.009

(1) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(2) *Centralized operations treating material on surface that was previously generated by several underground operations.*

(3) *Spent heap included in Ore Reserve.*

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2009		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
Southern Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface - SA MET [(2)]	108.26	0.50	54.02
West Wits Surface- SA MET [(2)]	8.06	0.57	4.57
Southern Africa			
Namibia			
Navachab	6.87	0.77	5.28
Continental Africa			
Ghana			
Iduapriem	2.77	1.08	2.99
Obuasi	5.10	2.01	10.23
Guinea			
Siguiri (85 percent) [(3)(1)]	58.84	0.56	32.83
Mali			
Morila (40 percent) [(1)]	6.71	1.49	9.99
Sadiola (41 percent)[(1)]	4.10	2.47	10.14
Yatela (40 percent) [(1)]	1.20	1.14	1.37
Tanzania			
Geita	2.67	1.63	4.35
Australasia			
Australia			
Sunrise Dam	6.74	1.55	10.47
North America			
United States of America			
Cripple Creek & Victor	-	-	-
South America			
Argentina			
Cerro Vanguardia (92.5 percent)[(1)]	13.11	0.62	8.14
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) [(1)]	0.04	3.2	0.14

(1) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(2) *Centralized operations treating material on surface that was previously generated by several underground operations.*

(3) *Spent heap included in Ore Reserve.*

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Stockpiles: Metric

Stockpiles are previously mined ore scheduled for future process plant feed. The Proven and Probable Ore Reserves include the following stockpile material:

Stockpiles	At December 31, 2008		
	Tonnes (million)	Grade (grams/tonne)	Gold content (tonnes)
Southern Africa			
Vaal River			
Great Noligwa	-	-	-
Kopanang	-	-	-
Moab Khotsong	-	-	-
Tau Lekoa	-	-	-
West Wits			
Mponeng	-	-	-
Savuka	-	-	-
TauTona	-	-	-
Surface			
Vaal River Surface - SA MET [(2)]	115.950	0.51	59.38
West Wits Surface- SA MET [(2)]	5.094	0.27	1.35
Southern Africa			
Namibia			
Navachab	5.646	0.72	4.07
Continental Africa			
Ghana			
Iduapriem	2.681	1.16	3.11
Obuasi	5.720	1.81	10.36
Guinea			
Siguiri (85 percent) [(3)(1)]	56.130	0.56	31.48
Mali			
Morila (40 percent) [(1)]	7.439	1.65	12.25
Sadiola (38 percent)[(1)]	2.422	2.06	4.99
Yatela (40 percent) [(1)]	1.297	0.70	0.91
Tanzania			
Geita	7.541	1.03	7.80
Australasia			
Australia			
Boddington (33.33 percent)[(1)]	0.628	0.63	0.39
Sunrise Dam	8.478	1.67	14.2
North America			
United States of America			
Cripple Creek & Victor	-	-	-
South America			
Argentina			
Cerro Vanguardia (92.5 percent)[(1)]	14.473	0.65	9.39
Brazil			
Brasil Mineraçáo	-	-	-
Serra Grande (50 percent) [(1)]	0.057	4.76	0.27

(1) *Ore Reserves attributable to AngloGold Ashanti's percentage interest shown.*

(2) *Centralized operations treating material on surface that was previously generated by several underground operations.*

(3) *Spent heap included in Ore Reserve.*

The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.

Drill hole spacing: Imperial

In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
Southern Africa		
Underground sources	Ore body opened up, developed and sampled on a 7 to 10 foot spacing on raise lines and on a 16 x 16 grid thereafter	From a 131 x 131 foot spacing up to 3281 x 3281 foot spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Southern Africa		
Namibia		
Navachab	33 x 33 feet	82 x 164 feet
Continental Africa		
Ghana		
Iduapriem	164 x 164 feet, 328 x 164 feet	246 x 164 feet, 328 x 246 feet
Obuasi - Surface	66 x 66 feet	98 x 98 feet
Obuasi - Underground	66 x 66 feet	197 x 197 feet
Guinea		
Siguiri	16 x 33 feet	66 x 131 feet, 82 x 82 feet
Mali		
Morila	33 x 33 feet	98 x 98 feet
Sadiola	66 x 66 feet, 82 x 82 feet	82 x 164 feet
Yatela	33 x 33 feet, 82 x 82 feet	115 x 148 feet
Tanzania		
Geita	16 x 33 feet, 33 x 33 feet	131 x 131 feet
Australasia		
Australia		
Sunrise Dam	33 x 33 feet, 82 x 82 feet	66 x 66 feet, 131 x 131 feet, 164 x 164 feet
North America		
United States of America		
Cripple Creek & Victor	<98 x 98 feet	>98 x 98 feet
South America		
Argentina		
Cerro Vanguardia	41 x 41 feet	131 x 131 feet
Brazil		
Brasil Mineraçáo	66 x 66 feet, 82 x 82 feet. Drilling pattern of 197 x 66 feet for Cuiabá Expansion Project.	66 x 66 feet, 164 x 164 feet.
Serra Grande (50 percent)	33 x 33 feet, 66 x 33 feet	33 x 66 feet, 66 x 164 feet

Drill hole spacing: Metric

In determining the Proven and Probable Ore Reserves, AngloGold Ashanti applied the following drill hole spacings:

	Drill Hole Spacings	
	Proven Ore Reserves	**Probable Ore Reserves**
Southern Africa		
Underground sources	Ore body opened up, developed and sampled on a 2 to 3 meter spacing on raise lines and on a 5 x 5 grid thereafter	From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing
Surface sources	Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns	Variable sampling strategies: Belt samplers, cross stream residue samplers
Southern Africa		
Namibia		
Navachab	10 x 10 meter	25 x 25 meter
Continental Africa		
Ghana		
Iduapriem	50 x 50 meter, 100 x 50 meter	75 x 50 meter, 100 x 75 meter
Obuasi – Surface	20 x 20 meter	30 x 30 meter
Obuasi - Underground	20 x 20 meter	60 x 60 meter
Guinea		
Siguiri	5 x 10 meter	20 x 40 meter, 25 x 25 meter
Mali		
Morila	10 x 10 meter	30 x 30 meter
Sadiola	20 x 20 meter, 25 x 25 meter	25 x 50 meter
Yatela	10 x 10 meter, 25 x 25 meter	35 x 45 meter
Tanzania		
Geita	5 x 10 meter, 10 x 10 meter	40 x 40 meter
Australasia		
Australia		
Sunrise Dam	10 x 10 meter, 25 x 25 meter	20 x 20 meter, 40 x 40 meter, 50 x 50 meter
North America		
United States of America		
Cripple Creek & Victor	<30 x 30 meter	>30 x 30 meter
South America		
Argentina		
Cerro Vanguardia	12.5 x 12.5 meter	40 x 40 meter
Brazil		
Brasil Mineraçáo	20 x 20 meter, 25 x 25 meter. Drilling pattern of 60 x 20 for Cuiabá Expansion Project.	20 x 20 meter, 50 x 50 meter.
Serra Grande (50 percent)	10 x 10 meter, 20 x 10 meter	10 x 20 meter, 20 x 50 meter

DEVELOPMENT

Project ONE

AngloGold Ashanti's Project ONE program is the holistic transformation initiative that underpins the effort to reach an ambitious set of strategic safety, productivity, environmental and financial goals. AngloGold Ashanti has set a five-year objective of reducing accident rates by 70 percent; increasing overall productivity by 30 percent; cutting reportable environmental incidents by 60 percent; increasing production by 20 percent; achieving a 25 percent real reduction in costs; and, crucially, achieving a return of at least 15 percent on capital employed through the economic cycle. By achieving these aims, the company will carve for itself a unique competitive position in the mining industry with the management capacity and cash flow to realise its long-term vision of being the world's leading mining company.

Practically, Project ONE introduces a common business approach in two main areas:

- The System for People, a managerial effectiveness model is focused on people as the catalysts and drivers of change, and is designed to bring about effective working relationships based on trust and a culture of accountability at all levels.
- The Business Process Framework, a scientifically rigorous model focused on both short- and long-term planning and execution of work. This framework delivers the business expectations and operational targets set by the organisation while incorporating possibilities for continuous improvements.

The primary focus of Project ONE is to introduce a common business process across AngloGold Ashanti, from its 21 mining operations across 10 countries, to its myriad exploration sites across 4 continents and its corporate hubs in South Africa, the United States and Australia. The program was launched in August 2008 under the direction of Tony O'Neill, Executive Vice President – Business and Technical Development, and is now being implemented at all operations.

The benefit of introducing this common business process lies in establishing a disciplined and uniform operating methodology in order to minimise waste and variation. This, in turn, will ensure each operation and every service function operates consistently at their highest performance and efficiency levels.

The philosophy is simple in theory and execution. Volatility and variation in any business process creates uncertainty, whether in determining mining volumes and plant feed or in optimising maintenance schedules and supply-chain management. The same holds for the management of working relationships. It is this variation and volatility which skews outcomes, and which can be reduced by implementing rigorous planning, scheduling, resourcing and execution processes, and most importantly, by clarifying roles and accountabilities at each level.

The merits of this approach are already in evidence at the two pilot sites for the project: the Mponeng plant in South Africa and the Geita mine in Tanzania. The business improvement initiative was initiated at the Mponeng plant in October 2008, and contributed to a 15 percent increase in throughput over the historical average. This is an especially significant result at the Mponeng plant, long regarded as the flagship operation within the group.


Mponeng plant daily tonnes (over 12 months)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
UCL
Mean
LCL
Dec 2008
Months
Dec 2009
UCL — Upper control limit
LCL — Lower control limit

Geita plant daily tonnes (over 12 months)


UCL
20,000
15,000
Mean
10,000
5,000
LCL
0
Jan 2009
Months
Dec 2009
UCL — Upper control Limit
LCL — Lower control limit

At Geita, where Project ONE was launched in February 2009, immediate results from both the System for People and the Business Process Framework interventions have been even more striking. For too long, Geita's performance suffered because of continual equipment breakdowns, poor plant and fleet availability, an overall lack of mining flexibility and a skills deficit in some key areas. Graham Ehm, formerly the Executive Vice President of our Australian operations and one of our most experienced open pit-mine operators, was appointed in May 2009 to lead the change at Geita in partnership with Richard Duffy, Executive Vice Presiden: Continental Africa and his team. Graham was able to build on solid preparatory work done before his appointment and also to take decisive action to effect the improvements seen by the end of 2009. The remarkable improvements achieved are emblematic of Project ONE's potential.

Through careful analysis of the relevant aspects of Geita's operations – from human resources, drilling and blasting, to plant availability and fleet maintenance – the flaws in the overall operating methodology became apparent. And so did the remedies. There are powerful anecdotes that demonstrate the resulting change.

A dispassionate look at the mine's drill and blast performance showed AngloGold Ashanti did not possess the right level of expertise in Tanzania to ensure anything but a hand-to-mouth existence in broken stocks. Soon after appointing specialist drill-and-blast contractors in May, stocks of broken ore rose to more than three weeks worth and provided the necessary mining flexibility we needed. This had positive reverberations throughout the rest of the operation.

The company's study at Geita also showed a critical deficiency in maintenance. Our teams were running flat-out to deal with emergency breakdowns, which were occurring with alarming frequency due to a lack of scheduled maintenance and general backlog on basic upkeep of equipment of all types. Identifying this problem enabled Geita's management to appoint a rapid-response team to address the ongoing emergency issues, while another group was put in place to address the maintenance backlog. To this end, work orders for recurring jobs have been designed to ensure the right person is appointed and that they have the correct resources available at the right time to efficiently complete their work in the time allotted. This requires active participation by the management team and each level of the workforce in frequent planning sessions where expectations are set, tasks assigned and accountability apportioned.

Geita plant daily recovery (over 12 months)


100
80
60
40
20
0
UCL
Mean
LCL
Jan 2009
Months
Dec 2009
UCL — Upper control limit
LCL — Lower control limit

The Geita team has focused on limiting volatility and variance, and smoothing out the peaks and troughs in each of the operating processes. By reducing volatility and increasing operating certainty through detailed planning, the average throughput can be enhanced and efficiency increased with only nominal capital investment. In short, by ensuring that the right people are in the right place, to do the right job at the right time, productivity has been bolstered in a meaningful way. By combining the technical skills in the business with the equally important skills of organisational design and human resource management, AngloGold Ashanti is beginning to realise Geita's potential.

Plant availability and throughput are significantly higher and disruptive weekly maintenance shutdowns have been replaced by well-resourced monthly shutdowns; the increase in broken stocks has greatly improved flexibility; bench designs are improved and in-pit road designs have been greatly enhanced which has allowed trucks to achieve better cycle times; fleet availability is also markedly better, which has significant consequences not only for efficiency, but also for fleet replacement. The confluence of these factors will help mining teams to access higher grade areas more quickly than originally anticipated and ultimately will bolster production further and lower costs.

The improvements are not independent of other management interventions, but the introduction of consistent business processes will ensure that improvements are sustained and extended.

Following the success of the pilot projects, the business improvement intervention was extended to the Siguiri plant in Guinea, Sunrise Dam in Australia, the Savuka plant in South Africa and the AngloGold Ashanti Brazilian operations in Nova Lima. Operational improvements are expected at these sites during the course of 2010. Implementation will have begun at the remaining sites by mid 2011.

COMPETITION

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition of exploration opportunities and human resources.

INTELLECTUAL PROPERTY

AngloGold Ashanti, as a group, is not dependent on intellectual property for the conduct of its business as a whole.

SUSTAINABLE DEVELOPMENT – A SUMMARY

AngloGold Ashanti's Sustainability Review 2009 provides a comprehensive account of the company's sustainability performance in 2009. In this section, AngloGold Ashanti highlights the key areas of its reporting for 2009, summarizes company performance against these issues during the year and details its sustainability commitments for 2010.

Reporting on issues that matter

In 2009, AngloGold Ashanti undertook an extensive review of the way in which it compiles its sustainability report and made several changes to the reporting format. The company wanted to ensure that its reporting remained aligned with leading practice, that it was focused and accessible to users and presented a balanced and accurate account of company commitments and performance. As in previous years, AngloGold Ashanti has reported at an A+ application level against the Global Reporting Initiative (GRI) reporting standard and has complied fully with the reporting requirements of the International Council on Mining and Metals (ICMM) Sustainable Development Framework.

As part of the revised approach and in order to determine the most important issues for sustainability reporting, AngloGold Ashanti has implemented a formal process for assessing the material sustainability issues for the business. In line with sustainability reporting standards and leading practice, this process incorporates stakeholder input and is aligned with the group's own risk management methodology.

As a result of a materiality assessment, AngloGold Ashanti identified the following group-level issues for sustainability reporting:

- **Safety and health:** safeguarding the safety and health of employees, and the communities surrounding the company's operations;
- **Resource custodianship:** effective custodianship and management of resources, particularly energy, land and water, in a resource-scarce environment;
- **Human rights:** managing human rights issues which arise from the company's operating context;
- **Delivering economic benefits:** addressing expectations from host governments and communities to see greater economic and developmental benefits from the mining industry;
- **Capacity building, transformation and engagement:** developing a competent and engaged workforce, through effective transformation and skills development, and by ensuring that key skills are retained; and
- **Closure planning and provision:** ensuring that there is adequate planning and provision for closure during the life cycle of each operation.

The management of sustainability issues in AngloGold Ashanti is the responsibility of the Executive Vice President: Business Sustainability. The position was created on AngloGold Ashanti's Executive Committee in 2008 and reports directly to the Chief Executive Officer to ensure alignment with business strategy. Oversight at board level is provided by the board committee dealing with sustainable development. The committee meets quarterly to review sustainability performance and is independently chaired. The chairman of the Audit and Corporate Governance Committee was appointed to the Safety, Health and Sustainable Development Committee in 2009 to ensure integration between the Audit and Corporate Governance Committee and the company's oversight of social and environmental performance.

AngloGold Ashanti's Sustainability Review 2009 details management's approach in each area of sustainability performance.

A Supplementary Report provides a comprehensive response to reporting indicators in line with GRI. The section below presents performance in 2009 against the sustainability commitments made by the company for the year, and details its sustainability commitments for 2010 and beyond.

Safety and health – employees and communities
Performance

2008 – Commitments	2009 – Delivery
Elimination of fatal accidents	The elimination of fatal accidents is AngloGold Ashanti's most important business goal and the company continues to work towards this objective. AngloGold Ashanti acknowledges that there is still much work to do in this area and records with sadness the loss of 16 of its colleagues in 2009.
20 percent reduction in all injury rates	In 2009 the lost time injury frequency rate (LTIFR) improved by 10 percent over the previous year and the medical treatment injury frequency rate (MTIFR) showed a 19 percent improvement. The MTIFR reflects all injuries, including lost time injuries but excludes fatalities.
Complete development of the Safety Transformation Blueprint	The Safety Transformation Blueprint was initially released in May 2009 and will be reviewed every six months. Launch of the Safety Transformation project is planned for April 2010.
Progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South Africa (2008 onwards) after December 2013	AngloGold Ashanti has seen a steady decline in the number of new cases of silicosis reported, with the incidence in 2009 (among all South African employees) at 3.5 per 1,000 compared with 4 per 1,000 in 2008 and 7 per 1,000 in 2007. There is, however, still much work to do in this area as performance in 2009 fell short of expectation.
No deterioration in hearing greater than 10 percent amongst occupationally exposed individuals in South African operations	This industry milestone has not been achieved. The incidence of noise-induced hearing loss (NIHL) in South Africa has decreased from 2.6 per 1,000 employees in 2008 to 2.36 cases per 1,000 in 2009. In total 79 new cases of NIHL were compensated, compared with 88 in 2008[(1)]. AngloGold Ashanti has intensified its hearing conservation program and has so far silenced 80 percent of identified sources of noise.
Sustain the 80 percent uptake of voluntary counseling and testing (VCT) for HIV/AIDS at all business units in South Africa	The total number of VCT encounters for 2009 (assuming single annual testing) was 87 percent of the workforce. Much of the continued success can be attributed to leadership and engagement of both senior management and organized labor at the mines, as well as the continued involvement and work of peer educators and counselors.
Increase the ratio of employees in South Africa on anti-retroviral therapy (ART) to 90 percent of those for whom it is indicated clinically	AngloGold Ashanti estimates that 7.5 percent of employees at its South African operations require ART. As at December 2009, there were 2,216 employees receiving ART. This represents approximately 87 percent of those estimated to require ART in the region. Non-adherence to drug regimens and exits from the ART program remain problematic and require greater focus alongside encouraging new registrations.

1. The number of NIHL cases in 2008 has been restated from 77 to 88; a classification error was made in respect of the 2008 data.

Safety and health – employees and communities
Commitments 2010 and beyond

Commitments	**Context**
Achieving a further 20 percent reduction in all injury rates in 2010, with the long-term objective of operating an accident-free business	Safety is AngloGold Ashanti's most important business consideration. The company focused on creating the safest possible working environment for its employees, a commitment which is reflected in the company's safety goals.
Begin implementation of the Transformation project	AngloGold Ashanti plans to launch this project in April 2010, with the objective of achieving a quantum improvement in safety performance.
Elimination of new cases of silicosis among previously unexposed employees at South African operations by 2013	Silicosis remains the most significant occupational health issue at the South African operations and the company is placing considerable focus on reaching the industry target of eliminating the disease among previously unexposed individuals by 2013.
Intensity hearing conservation programs continue to silence to acceptable levels all identified noisy equipment in order to achieve the industry milestone of no deterioration in hearing greater than 10 percent amongst occupationally exposed individuals at South African operations	NIHL remains a significant challenge at the South African operations, particularly in light of the increase in NIHL incidence in 2010, despite hearing conservation programs in place. AngloGold Ashanti will be increasing the frequency of sampling data on exposure to noise in 2010 and will be progressing the silencing of all identified sources of noise. The use of Hilti electric rock drills that have a lower noise level than conventional drills is being piloted at two of the South African operations.
Maintain a rate of 80 percent of South African employees attending VCT during 2010, excluding current wellness clinic attendees	In the absence of accurate measurements of prevalence of HIV/AIDS, targets in this area focus on VCT and wellness. True measurements of prevalence are currently unavailable owing to the anonymous testing system in place. With the agreement of employees, the implementation of single testing could be used to calculate prevalence and enable the company to combat this disease more successfully. Once current prevalence can be determined (a two-year period would be required following agreement to single testing), targets for prevalence can be set.
Reduce by 50 percent the number of avoidable drop-outs from wellness programs in 2010	Achievement of new clinic enrolment targets accompanied by targets to reduce avoidable dropouts by 50 percent will result in improvements in wellness clinic attendance and will assist the company's efforts to combat HIV/AIDS through wellness programs.
Reduce occupational tuberculosis (TB) incidence to: • 3 percent of all South African employees by 2010; • 2.25 percent of all South African employees by 2015; • 1.5 percent of all South African employees by 2020 • Successfully cure 85 percent of new TB cases in 2010	In the South African mining industry TB is associated with HIV/AIDS and with the incidence of silicosis. Incidence of occupational TB rose in 2009 despite significantly improved dust control. AngloGold Ashanti therefore concludes that HIV prevalence rose even higher. The company's long-term objective is to reduce the incidence of all TB to approximately the level of the background community. While HIV remains at high levels, it is a challenge to control TB particularly as some 10-15 percent of all HIV positive people will develop TB each year. Combating HIV will assist AngloGold Ashanti in controlling the level of TB in its workforce.

Environment, community and human rights
Performance

2008 – Commitments	2009 – Delivery
Develop quantitative performance targets for energy and water during 2009	AngloGold Ashanti remains committed to group energy targets to improve energy efficiency per ounce of gold produced by 15 percent in the short to medium term and to reduce greenhouse gas emissions per ounce of gold produced by 30 percent in the longer term. With the more difficult mining conditions encountered as mines mature, reducing energy consumption further is challenging. Developing site-level energy performance objectives will only be completed in 2012. In the interim, efforts to reduce energy consumption continue, particularly at the energy-intensive South African operations (41 percent of total energy consumed in 2009). While electricity consumption at these operations has reduced by 7.3 percent in the last two years and electricity consumption per tonne of rock treated has fallen by 11.5 percent in the same period, electricity consumption per unit of gold produced has increased by 20.6 percent as a consequence of more difficult mining conditions. Decreasing water consumption is equally challenging. AngloGold Ashanti continues its efforts to improve water consumption efficiency and water management at all sites.
Address key opportunities and risks identified by the 2008/9 climate change study	This high level study was completed during 2009 and raised awareness of the implications of climate change throughout AngloGold Ashanti. A project to develop carbon credits under the UN Clean Development Mechanism (CDM) has already been initiated, as recommended by the study.
Implement an integrated incident notification and reporting system to include community incidents	An integrated incident classification and reporting standard was implemented as planned in 2009. New and clearer environmental and community incident classification criteria have been adopted.
Roll out new policies and practices and train security personnel in the Voluntary Principles on Security and Human Rights (Voluntary Principles)	The implementation of the new global security framework started in 2009. It is a three-year plan and good progress was made in key areas in 2009, particularly in the roll-out of Voluntary Principles procedures and best practice and the in training of AngloGold Ashanti and third party security service providers. Self-audits were undertaken at the end of 2009 to identify gaps and mitigation strategies.
Maintain certification to the ISO 14001 environmental management system and incorporate community aspects (by 2011) and implement environment and community management standards	ISO 14001 certification was maintained at all operations. In 2009, progress was made on development of management standards that incorporate community aspects. This work will be completed by 2012, rather than 2011 as originally scheduled. Standards on air quality, chemicals, closure and rehabilitation, and use, waste and water have been approved and implementation has begun.
Conduct a Corporate Environmental Review Program biennially	The program was conducted at operations in Australia, Namibia, South Africa, Tanzania and the US. The scope of the review was extended during the year to include community aspects.
Conduct a review of closure planning practices in 2009	A closure and rehabilitation management standard was introduced. It was externally reviewed against international best practice before finalization. Each mine's closure plan was reviewed against the standard in order to identify gaps in implementation.
Establish a government relations function and embed it into the company's decision-making processes	The function has been established. In 2009, significant work was undertaken to put systems in place, including the generation of quarterly reports on government relations and political risk which are reviewed by the Executive Committee.
Develop and pilot a globally applicable model for government engagement practice	In 2009 a model was developed and a pilot engagement exercise initiated in South Africa. This will be continued in 2010.
In South Africa, participating in the Mining Charter review and influencing outcomes	In South Africa, the company, through the industry representative body, the Chamber of Mines, is actively involved in the Mining Charter review process. AngloGold Ashanti's Chief Executive Officer, Mark Cutifani, has been elected Vice President of the Chamber of Mines of South Africa and will, by virtue of this position, play an active role in the review process

Environment, community and human rights
Commitments 2010 and beyond

Commitments	Context
Continue work to improve water and energy performance, including through the development of site-level objectives	To assist in developing site-level objectives and action plans by 2012, energy and water maps will be refined for each operation during 2010 and 2011, detailing the sources and quantities of energy and water used in each process within the operation. The energy and water benefits from each business improvement initiative will also be quantified.
Audit the global energy and water security position for all operations	The site-by-site results of a high-level audit of global energy and water security to be undertaken in 2010, including a review of expected costs, will be included in post-2010 strategy development.
Continue to address key opportunities and risks identified by the 2008/2009 climate change study	Life-of-mine climate change risks will be specified in more practical detail for each operation during 2010 and 2011, starting with those at greatest risk. Planning to address these risks has begun. On completion of the pilot CDM project which has been initiated, the value of further CDM projects will then be assessed.
Zero violations of the Voluntary Principles 2010	In 2009 there were four allegations of potential violations which were investigated. All proved to be non-violations by the company. One incident was reported which proved to be a violation by a joint venture partner. Appropriate action was taken and the matter was resolved.
Develop a standard approach for all contracts for government- provided security	A full review of all contracts with private and public security providers globally is planned for 2010, with the aim of implementing a template for all government provided security contracts which incorporates best practice.
Incorporate community aspects into each operation's ISO 14001 management system by 2012	ISO 14001 management systems are in place at each operation. Incorporation of community aspects into a formal management system increases the rigor with which these aspects of the business are managed.
Final approval or development of management standards and associated guidance material that govern how the company interacts with communities and the environment	Site personnel need to be aware of their performance expectations and the standards to which they will be held. Communities, governments and other stakeholders need to know what standard to expect of the company.
Work on findings of review conducted in 2009 to address any site-level deficiencies in closure plans and ensure alignment with company management standard by 2011	This work is undertaken to ensure orderly and successful mining and closure.
Continue to embed the government relations function into decision-making processes, including through development of a management standard in this area, and through capacity development	Proactive and planned government engagement needs to be factored into business decisions through ongoing internal consultation. At a regional level, government relations are carried out by AngloGold Ashanti's country managers.
Roll-out pilot government engagement strategy model in South Africa and in a minimum of two other jurisdictions in 2010	Lessons learnt from the experience of developing and piloting a government engagement strategy in South Africa are to be applied to other jurisdictions.
In South Africa, participate in the Mining Charter review	AngloGold Ashanti will seek to influence others in the industry and the authorities to ensure an outcome that enhances socio-economic transformation in the context of a globally-competitive industry.

People
Performance

2008 – Commitments	2009 – Delivery
Finalize the design of a human resources model called the System for People	The design of the System for People has been finalized and is detailed in a company-wide policy document. The system is being implemented through line management, with each manager taking accountability for implementation within his or her respective area.
Entrench company values through employee participation in determining behaviors which support values	As a key component of the System for People, a pilot study for a company-wide survey of values was completed at the corporate office and preparations were made for roll-out of the survey globally in January 2010.
Centralize human resource (HR) policy development to ensure alignment and focus on delivering and executing AngloGold Ashanti's strategy	The centralization of policy development is being dealt with largely within the context of the System for People. In the current reporting period, the focus was on the development and implementation of the personal effectiveness system throughout the company, with special focus at management levels.
Delivering and executing a transformation model that ensures our license to mine is maintained across the globe	The company has put in place mechanisms to deliver on its legal obligations with respect to its licenses to mine at all its operations, including South Africa, where the company in compliance with the requirements of the Mining Charter, and in Continental Africa, where the company has in place plans to reduce the number of expatriates and replace them with suitably qualified local employees over a period of time.

People
Commitments 2010 and beyond

Commitments	Context
Continue with the roll out of the System for People, including the global values survey	The System for People will continue to be rolled out across the company during 2010 and 2011. This will result in the organization being more appropriately designed to execute its business strategy, and to have the necessary capability and working relationships required to get work done effectively and efficiently in an environment of mutual trust.
Review the wage negotiations strategy in West Africa and develop a model for conducting wage negotiations which can be applied throughout the company's Continental African operations	Development work on an appropriate labor relations and collective bargaining system for the Continental Africa operations is ongoing with a particular focus on Ghana and Guinea. The immediate aim is to move towards a regularized bargaining process in Guinea, significantly reducing the potential for labor disruption and protracted wage settlements.
Standardize, to the extent possible, the conditions of employment of senior managers to facilitate mobility within the company.	Steps to standardize the conditions of employment across the company to attract and retain employees in order to facilitate their movement across the operations are at an advanced stage. An independent consultant was contracted to assist in this regard with final recommendations to be tabled by the company during the first quarter of 2010.

Corporate governance statement

"The critical issue is that the stakeholder, having read the report, should be able to come to the conclusion that the company has made its money as a responsible corporate citizen. It is only in this way that directors will be able to build the trust and confidence in a company by the stakeholders, which is so necessary for the sustainability and future prospects of the company" Mervyn King with Teodorina Lessidrenska; Transient Caretakers.

AngloGold Ashanti is committed to the highest standards of corporate governance and believes that good corporate governance must be guided by the principles of sustainable business. In the 21st Century, profit maximization has ceased to be the overriding purpose of the modern company, making it imperative that the interests of all stakeholders are taken into consideration in the governance of the company.

This principle is aptly echoed in AngloGold Ashanti's vision statement:

***"**We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behavior, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors."*

Corporate governance achievements during 2009 and targets for 2010

Significant corporate governance milestones achieved by AngloGold Ashanti during the year as well as targets for 2010 are detailed below:

External Achievements in 2009	Internal Improvements	Targets for 2010
Overall winner of the Southern Africa Institute of Chartered Secretaries and Administrators and the JSE Limited's Annual Report Award for the second consecutive year.	A Group Compliance Policy Statement was developed and approved by the Board of Directors in July 2009.	Update board charter to incorporate new requirements of the Companies Act 71 of 2008 and the recommendations of the King III Code.
Overall winner of the Human Capital Reporting, a new category of award introduced by the Southern Africa Institute of Chartered Secretaries and Administrators and the JSE Limited's Annual Report Award.	A revised Delegation of Authority Policy was approved by the Board of Directors in July 2009.	Update the board induction pack to include developments in legislation and corporate governance.
Excellent Ranking and third place in the Ernst and Young Excellence in Sustainability Reporting 2009.	A comprehensive Group Risk and Opportunity Report and Framework were developed to improve risk management. Implementation of the framework commenced during the year and is ongoing.	Update the terms of reference of the Audit and Corporate Governance Committee to include new requirements of the Companies Act 71 of 2008 and the new requirements of the King III Code.
Runner-Up in the Best Sustainability Report: Extractive Industries Award by the Association of Certified Chartered Accountants.	Rollout of Project ONE, a company-wide business improvement initiative.	Complete the process of restructuring the board and certain committees, including succession planning to achieve a better balance in skills and knowledge and improve board performance.
Nominated by the South African National Energy Association for energy efficiency, the first time any company has been nominated for this award.	A Safety Transformation initiative under Project ONE initiated to improve safety among the workforce.	Update board and committee annual appraisal forms to ensure that key performance indicators are in line with the company's new strategy. This is expected to improve assessment outcomes and board delivery.
Received the Energy Efficiency Excellence Award for 2009 from the South African Association of Energy Efficiency.	A values survey piloted at the corporate office to determine the behavior that employees expect to prevail within the organization.	Review risk management and information technology governance by putting in place improved structures to oversee these functions in line with recommendations of King III.
Selected as the best industrial participant among the Energy Accord signatories at the ETA awards.	A new performance appraisal system was initiated to better assess performance and improve career development of individual staff members.	Continue with initiatives being undertaken under Project ONE.
	A Sustainability Steering Committee was established to enhance sustainability reporting.	

Corporate governance is constantly evolving and AngloGold Ashanti focuses on continuously seeking ways to improve on its corporate governance standards. Below are highlights of some of the major corporate governance improvements undertaken during 2009.

During 2009, presentations were made to the board of directors on developments in corporate governance in South Africa, with specific reference to the new Companies Act 71 of 2008 and the King III Code on Corporate Governance. The Audit and Corporate Governance Committee was briefed on developments in the area of financial reporting.

The company continued with its corporate restructuring to improve operational and management systems and accountability. In 2009 the company's African operations were separated into the Southern Africa division comprising South Africa and Namibia, and Continental Africa comprising the mines in Ghana, Guinea, Mali and Tanzania. Leadership of the Geita mine in Tanzania was strengthened and a business improvement program implemented, which achieved tangible results in the improved performance of that operation. At the Obuasi mine in Ghana, the turnaround strategy which begun in 2008 continued in 2009 with positive outcomes achieved.

To enhance work practices, and to enable the company to reach its full potential, a company-wide business improvement program code named Project ONE, the biggest ever undertaken by AngloGold Ashanti, was initiated. Project ONE seeks to create a culture that promotes improvement and value, while creating a work environment that empowers individuals to make a difference. The initiative is based on two core change processes – the System for People (SP) and the Business Process Framework (BPF), the focus of which is to build appropriate capacities of the company's human resources and commercial/technical systems.

The SP, one of the key components of Project ONE, is designed to bring about effective working relationships based on trust and a sustainable culture of accountability across all levels of the organization and was developed in 2008. SP corresponds with AngloGold Ashanti's vision, values and mission statement, "People are the Business … Our Business is People".

In line with the company's promise to annually review its mission, vision and values and within the context of SP, a values survey was initiated during the year. This study was aimed at establishing a deeper understanding of the organizational values and sets out to determine the behaviors that should characterize relations between individuals and promote cooperation and team work. A pilot survey was completed at the corporate office and is expected to be rolled out globally in the first half of 2010.

In the context of Project ONE, a safety transformation initiative is being developed in accordance with AngloGold Ashanti's recognition that Safety is the company's first value. Its implementation is expected to further improve the company's safety standards and performance.

As part of Project ONE, a monthly newsletter was launched in December 2009 to communicate important information about the company's operations to all employees.

Regarding improvement and deepening of corporate policies and management standards, a revised Delegation of Authority Policy was approved by the board of directors. The policy governs and defines the scope and limits of the authority of officers of AngloGold Ashanti and subsidiaries to commit and bind the company concerning legal and business obligations which the company may, in the usual course of business, enter into from time to time.

The board of directors also approved a Compliance Policy Statement for the AngloGold Ashanti group. The policy affirms and expresses the company's commitment to legal, regulatory, standards and compliance with best practice. It seeks to establish, promote and maintain values based on compliance and an ethical culture within the spirit of the laws, regulations, codes and standards applicable in the company's operating jurisdictions, and in the context of the company's values, internal policies and procedures.

Communication with various stakeholders has always been an important feature of AngloGold Ashanti's corporate governance practices. To this end, various communication channels have been utilized to engage employees and other stakeholders. During 2009 quarterly briefings by the Chief Executive Officer on the company's quarterly results and other important corporate events and developments continued. These briefings were held in the corporate office and distributed group wide. Briefs were also issued to employees by the corporate affairs department to keep them abreast of major developments within the company. The company secretarial and the investor relations departments continued to engage with the investors in line with company policy.

Meaningful engagement with shareholders is considered a centerpiece of accountability and good governance by AngloGold Ashanti's board. At the annual general meeting of shareholders held on May 15, 2009, the board detailed the company's performance and achievements in the previous year and the strategy to be implemented to ensure achievement of its prime objective of creating value for the business in the coming year.

AngloGold Ashanti fully subscribes to the South African government's initiatives on social transformation. In line with this, the company has established employment equity and governance structures and monitoring processes at company and business unit levels. Each business unit in South Africa and the corporate office has an Employment Equity Committee, comprising employee representatives. The role of these committees is to liaise with employees, discuss issues relevant to the company's employment equity programs and inform the Transformation and Human Resources Development Committee. The company submitted its ninth employment equity report as at August 1, 2009 to the South African Department of Labor in August 2009.

For purposes of advancing and supporting the interests of women employees at the corporate office, the Women's Forum, an affiliate of the corporate office Employment Equity Committee, undertook a number of programs aimed at enhancing information exchange and improving the welfare of women.

4C. ORGANIZATIONAL STRUCTURE

HEAD OFFICE STRUCTURE AND OPERATIONS

AngloGold Ashanti's operations are organized on a regional basis. Management of AngloGold Ashanti is entrusted to the executive committee, comprising the two executive directors, eight executive vice presidents and two vice presidents. See "Item 6.: Directors, senior management and employees". Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg and Potchefstroom), Ghana (Accra), United States (Denver), Brazil (Nova Lima), and Australia (Perth).

Corporate activities

Activities provided in the corporate area fall into three categories. First, support is provided to the executive committee in managing AngloGold Ashanti as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits - Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries" for details.

4D. Property, plant and equipment

For a discussion on AngloGold Ashanti's mining properties, plant and equipment, see "Item 4B.: Business Overview".

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under US GAAP for the three years ended and as at December 31, 2009, 2008 and 2007.

This item should be read in conjunction with the Company's consolidated financial statements and the notes thereto which are included under Item 18 of this annual report.

The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in their report on the consolidated financial statements of AngloGold Ashanti Limited and therefore in compliance with Regulation S-X Rule 2-05 the separate reports of the other accountants are included in Item 18.

Overview

For the year ended December 31, 2009, AngloGold Ashanti had an attributable gold production of approximately 4.6 million ounces (including joint ventures). Headquartered in Johannesburg, South Africa, the Company has a global presence with 21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries which are supported by extensive, yet focused, exploration activities. As at December 31, 2009 the Company had Proven and Probable Ore Reserves of approximately 68.3 million ounces (including joint ventures) on an attributable basis.

AngloGold Ashanti's main product is gold. A portion of its revenue is also derived from sales of silver, uranium oxide and sulfuric acid. The Company sells its products on world markets.

AngloGold Ashanti conducts gold-mining operations in the following regions: Southern Africa (South Africa and Namibia); Continental Africa (Ghana, Guinea, Mali and Tanzania); Australasia (Australia); North America (United States of America) and South America (Argentina and Brazil). For more information on the Company's business and operations, see "Item 4B. : Business Overview – Products, operations and geographical locations".

AngloGold Ashanti's costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs include labor, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities. Labor is a significant component of production costs as the Company's mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

With operations in ten countries on four continents, AngloGold Ashanti is exposed to a number of factors that could affect its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and the Company applies measures wherever appropriate and feasible, such as hedging instruments, intended to reduce its exposure to these factors.

5A. OPERATING RESULTS

INTRODUCTION

The most significant income statement event of 2009 was the non-hedge derivative loss incurred on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal sale exemption.

Key factors affecting results

Gold prices

AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (IMF), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices. If revenue from gold sales falls for a substantial period below the Company's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

On April 14, 2010, the afternoon fixing price for gold on the London Bullion Market was $1,153.75 per ounce.

For a discussion of the gold supply and demand dynamics, see "Item 4B.: Business overview – The Gold and Uranium Markets – Gold" in this annual report.

Production Costs

Production costs include the cost of labor, fuel, lubricants, power, consumable stores (which include explosives, timber and other consumables) and utilities used in the production of gold. AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.41 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil. Labor is also a significant component of production costs as AngloGold Ashanti's mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

Impairments

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment. In 2009, AngloGold Ashanti incurred an impairment charge of $8 million on long-lived assets. In 2008, AngloGold Ashanti incurred an impairment charge of $371 million on long-lived assets and $299 million on goodwill in relation to certain former assets of Ashanti (comprising Obuasi, Geita and Iduapriem).

Effect of exchange rate fluctuations

Currently, a significant portion of AngloGold Ashanti's revenues, excluding the effect of realized non-hedge derivatives, are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2009, the Company derived 65 percent (61 percent including joint ventures) of its revenues from these countries and incurred 60 percent (56 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase of total cash costs incurred of nearly $4 per ounce, or 1 percent. As the price of gold is denominated in US dollars and the Company realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves the Company's profitability in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts the Company's profitability in the short-term. Although most local currencies were on average weaker against the US dollar during 2009 compared to 2008, the trend in local currencies from early to the middle of the year started to strengthen as the US dollar was still impacted by effects of the financial debt crisis. Consequently, total cash costs in US dollar terms were negatively impacted for the greater part of the 2009 year. In addition, in countries such as South Africa, Australia and Brazil, the benefits of the higher US dollar gold price were largely eroded by the stronger trend of the local currencies.

To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, the Company's cash and cash equivalents reported in US dollars could change. At December 31, 2009, approximately 34 percent of the Company's cash and cash equivalents were held in local currencies.

Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to lift exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see "Item 10D.: Exchange controls".

Effect of inflation

The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold which leads to higher production costs reported by many gold producers.

AngloGold Ashanti's operations have not been materially adversely affected by inflation in recent years given that it has benefited from sustained period of rising gold prices. However, the Company is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity hedging instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company's results and financial condition.

The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:

Year ended December 31	2009 percent	2008 percent	2007 percent
The average South African rand/US$ exchange rate weakened by:	1.7	17.4	3.8
PPI (inflation rate) (decrease)/increase:	(0.1)	14.2	10.0
Net effect	(1.8)	(3.2)	6.2

Effect of commodity instruments

AngloGold Ashanti has utilized commodity hedging instruments to protect the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. The Company has been reducing its hedge commitments through hedge buy-backs, deliveries into maturing contracts and restructuring of hedge positions in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available at lower gold prices. As a result, the Company has reduced its hedge commitments by 2.09 million ounces (or 35 percent) from 5.99 million ounces as at December 31, 2008 to 3.90 million ounces as at December 31, 2009. Buy-back transactions resulted in cash outflows during the current year of $797 million, included under the caption "Non-hedge derivative loss". For a discussion of the Company's commodity instruments see."Item 11: Quantitivate and qualitative disclosures about market risk".

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

Acquisitions and dispositions are described in note 3 to the consolidated financial statements "Acquisitions and disposals of businesses and assets". The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and disposals took place on the effective date of these transactions.

South African economic and other factors

AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, the Company is subject to various economic, fiscal and monetary factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for institutions and individuals have been incrementally relaxed. It is, however, impossible to predict whether or when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see "Item 10D.: Exchange Controls".

The Mineral and Petroleum Resources Royalty Act was promulgated by the South African Minister of Finance on November 24, 2008 and provides for the payment of a royalty according to a formula based on taxable earnings before interest and tax. It has a minimum rate of 0.5 percent and a maximum rate of 5 percent and is a tax deductible expense. It is estimated that the formula will translate to a royalty rate of between 2.5 percent and 4 percent of gross sales in terms of current pricing assumptions. The payment of royalties is scheduled to begin on March 1, 2010.

Comparison of operating performance in 2009, 2008 and 2007

The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2009:

Operating data for AngloGold Ashanti	**Year ended December 31**		
	2009	**2008**	**2007**
Total attributable gold production (thousand ounces)	4,599	4,982	5,477
Total cash costs ($/oz)	534	465	367
Total production costs ($/oz)	683	592	504
Production costs (million US dollars)	2,229	2,159	1,917
Capital expenditure (million US dollars)	1,027	1,239	1,059
- Consolidated entities	1,019	1,232	1,050
- Equity accounted joint ventures	8	7	9

Attributable gold production

For the year ended December 31, 2009, AngloGold Ashanti's total attributable gold production from continuing operations decreased by 383,000 ounces, or 8 percent, to 4.6 million ounces from 5 million ounces produced in 2008.

In South Africa, gold production decreased by 14 percent from 2,099,000 ounces produced in 2008 to 1,797,000 ounces produced in 2009 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of the intersection of complex, unexpected geological structures in the first quarter of 2009, an underground fire and safety stoppages, lower volume mined at TauTona due to stoppage of production in final quarter of 2009 for shaft rehabilitation and lower grades at Mponeng due to lower reef values and increased dilution. The decrease over 2008 was also caused by lower production at Savuka due to a seismic incident in May 2009 that damaged the sub-shaft infrastructure limiting mining.

Gold production in Australia, Mali and North America decreased from 433,000 ounces, 409,000 ounces and 258,000 ounces, respectively, produced in 2008 to 401,000 ounces, 360,000 ounces and 218,000 ounces, respectively, produced in 2009. This decrease was mainly due to the completion of mining the high grade ore in the base of the Mega Pit that boosted production in 2008 at Sunrise Dam (Australia), change in the mix of oxide and sulfide ore (higher percentage of high grade sulfide ore was processed in 2008) at Sadiola (Mali) and pad phase timing and reduced recovery from poor alkalinity at depth impacting the pH levels at Cripple Creek (North America).

The decrease in 2009 in gold produced at most mines was partially offset by an increase in gold production at Moab Khotsong (South Africa), the surface operations (which mainly treat material from the Great Noligwa waste rock dump in South Africa) and Cerro Vanguardia (Argentina) from 192,000 ounces, 92,000 ounces and 154,000 ounces, respectively, produced in 2008 to 247,000 ounces, 164,000 ounces and 192,000 ounces produced, respectively, in 2009. This was mainly due to continuation of production build up as well as the addition of SV4 section from the second half of 2008 at Moab Khotsong, the commissioning of the No.1 Waste Rock Dump in the current year, which resulted in grades exceeding that of 2008 at the surface operations and higher grades arising from improvements in the plant efficiency at Cerro Vanguardia.

For the year ended December 31, 2008, AngloGold Ashanti's total attributable gold production from continuing operations decreased by 495,000 ounces, or 9 percent, to 5 million ounces from 5.5 million ounces produced in 2007. In South Africa, gold production decreased by 10 percent from 2,328,000 ounces produced in 2007, to 2,099,000 ounces produced in 2008 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of power shortages, stricter safety controls and lower volume mined at TauTona and Kopanang due to seismicity issues and power outages. Gold production in Argentina, Australia and Mali decreased from 204,000 ounces, 600,000 ounces and 441,000 ounces, respectively, produced in 2007, to 154,000 ounces, 433,000 ounces and 409,000 ounces, respectively, produced in 2008. This was mainly due to plant breakdowns and sedimentation problems at the plant that resulted in low mill throughput at Cerro Vanguardia (Argentina), the completion of mining the high grade ore in the base of the Mega Pit at Sunrise Dam (Australia) and a decrease in recovered grade as a result of stacking lower grade marginal ore at Yatela (Mali).

The decrease during 2008 at most mines was partially offset by an increase in gold production in Ghana and Guinea from 527,000 ounces and 280,000 ounces, respectively, produced in 2007 to 557,000 ounces and 333,000 ounces produced, respectively, in 2008. This was mainly due to improved plant availability and utilisation at Siguiri (Guinea) and Iduapriem (Ghana)

Total cash costs and total production costs

Comparison of total cash costs and total production costs in 2009 with 2008

Although most local currencies (South Africa, Australia and Brazil) were on average weaker against the US dollar during 2009 compared to 2008, the trend in local currencies from early to the middle of the year started to strengthen as the US dollar was still impacted by effects of the financial debt crisis. Consequently, total cash costs in US dollar terms were negatively impacted for the greater part of the 2009 year.

Cash costs at most of the operations situated in South Africa increased in 2009 when compared to 2008. This was largely a result of the reduced volumes mined, declining recovered grades, increased power tariffs, wage increases and input cost inflation.

Cerro Vanguardia, the Argentinean mine, recorded a decrease in cash costs of 42 percent from $617 per ounce in 2008 to $359 per ounce in 2009, mainly as a result of an increase in volumes and grade, the decrease cost of mining supplies, as well as an increase in by-product sales and ore stockpile movements.

The Australian mine, Sunrise Dam, reported cash costs of $631 per ounce for 2009 compared to $559 per ounce for 2008, a 13 percent increase mainly due to ore stockpile movements (as mining volume decrease plant capacity is filled using ore previously stockpiled on surface) as well as a decrease in production.

The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $347 per ounce in 2009 compared to $322 per ounce in 2008 and $429 per ounce in 2009 compared to $299 per ounce in 2008, respectively. This increase in cash costs at both mines is mainly attributable to the appreciation of the Brazilian real against the US dollar and lower offsetting revenue from the sale of sulfuric acid, which is a by-product of the Cuiabá operation (Brasil Mineração). The onset of the global economic crisis in late 2008 caused a sharp decline in sulfuric acid prices in 2009. In addition total cash costs at Serra Grande increased from 2008 due largely to inflation and lower production. The appreciation in the value of the local currency versus the US dollar affected 80 percent of total costs including that of power, labor, fuel, taxes and maintenance services in 2009.

In Mali,at Morila, cash costs increased in 2009 to $526 per ounce compared to $424 per ounce in 2008 mainly due to the lower level of gold production, a weakening in the US dollar against the euro, and significant increases in certain reagent costs and metallurgical stores. At Sadiola, production decreased by 22 percent to 135,000 ounces, consequently cash costs increased from $401 per ounce in 2008 to $489 per ounce in 2009. The increase in cash costs was partially offset by a decrease in cash costs at Yatela, where The cash costs decreased from $621 per ounce to $326 per ounce due to the significant rise in gold production and improved grades, lower fuel prices and a decrease in mining contractor costs resulting from the renegotiation of the contract and the appointment of a new contractor.

Navachab in Namibia reported an increase in cash costs of 21 percent to $677 per ounce as a result of an increase in the cost of labor, power and contractor fees. Cost pressures were compounded by the decline in gold production.

Geita, in Tanzania, reported a 21 percent increase in cash costs from $814 per ounce in 2008 to $985 per ounce in 2009. This was mainly due to a 66 percent increase in reagent costs, a function of higher prices and increased consumption, a 72 percent increase in mining contractor costs owing to the progression into hard-rock mining, and the outsourcing of the drill and blast functions. These increases were partly offset by a 36 percent decline in fuel costs. In North America, Cripple Creek reported a $61 per ounce increase to $371 per ounce in 2009 mainly due to reduced recovery resulting from poor alkalinity at depth impacting the pH levels.

Overall, total cash costs for 2009 increased by $69 per ounce, or 15 percent, the primary causes being $8 per ounce due to inflation, $22 per ounce to lower grades, $17 per ounce to lower volumes and a net $22 per ounce for other variances. These increases were partially offset by exchange gains of $11 per ounce.

Comparison of total cash costs and total production costs in 2008 with 2007

Cash costs at most of the operations situated in South Africa increased in 2008 when compared to 2007. This was largely a result of the reduced volumes mined, declining grades, increased power tariffs, wage increases and input cost inflation.

Cerro Vanguardia, the Argentinean mine, recorded an increase in cash costs of 137 percent from $260 per ounce in 2007 to $617 per ounce in 2008, mainly as a result of lower volumes and grade, the increased cost of mining supplies, a function of the inflationary impact of higher commodity prices and higher maintenance costs (due to an extension on the useful life of some mine equipment), as well as an increase in wages and a decrease in by-product sales.

The Australian mine, Sunrise Dam, reported cash costs of $559 per ounce for 2008 compared to $262 per ounce for 2007, a 113 percent increase mainly due to significantly higher input costs, specifically for fuel and labor, during the year as well as a decrease in production.

The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $322 per ounce in 2008 compared to $246 per ounce in 2007 and $299 per ounce in 2008 compared to $264 per ounce in 2007, respectively. This increase in cash costs at both mines is mainly attributable to the appreciation of the local currency against the US dollar. Higher local inflation on materials, services and maintenance costs was partially offset by the better price received for sulfuric acid by-product at Brasil Mineração.

Obuasi in Ghana reported increased cash costs of $172 per ounce increasing to $636 per ounce in 2008 as a result of the increase in prices of consumables and fuel, contractor costs and power tariffs, as well as higher royalty payments. Iduapriem reported an increase in cash costs from $497 per ounce in 2007 to $625 per ounce in 2008 mainly due to the increase in prices of consumables and fuel, contractor costs and power tariffs in the second half of the year, as well as higher royalty payments. The total cash costs of Siguiri, in Guinea, were fractionally lower at $468 per ounce in 2008 compared to $471 per ounce in 2007.

In Mali, Yatela reported an increase in cash costs to $621 per ounce in 2008 compared to $300 per ounce in 2007 due to the significant decline in production, appreciation of the euro against the dollar and higher fuel and reagent prices. At Morila, cash costs increased in 2008 to $424 per ounce compared to $333 per ounce in 2007 mainly due to the decline in production, appreciation of the euro against the dollar and higher fuel prices, wages and mining contractor costs. At Sadiola, production increased 23 percent to 172,000 ounces, consequently cash costs decreased from $414 per ounce in 2007 to $401 per ounce in 2008.

Navachab in Namibia reported an increase in cash costs of 18 percent to $559 per ounce as a result of an increase in the costs of labor, diesel fuel and explosives whilst the decline in gold production also had a negative effect.

Geita in Tanzania reported a 30 percent increase in cash costs from $627 per ounce in 2007 to $814 per ounce in 2008 this was mainly due to lower production, the higher costs of power generation, spares and reagents also had a negative effect. In North America, Cripple Creek reported a $41 per ounce increase to $310 per ounce in 2008 mainly due to higher commodity and diesel fuel prices.

Overall, total cash costs for 2008 increased by $98 per ounce, or 27 percent, the primary causes being $53 per ounce was due to inflation, $25 per ounce to lower grades, $20 per ounce to lower volumes and a net $22 per ounce for other variances. These increases were partially offset by exchange gains of $22 per ounce.

Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and Industry practice and are not US GAAP measures. The Gold Institute, which has been incorporated into the National Mining Association, was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry guidelines, are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.

However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in the company's audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2009 is presented below. In addition the Company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2009

Operations in Southern Africa

(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Namibia	Surface operations	Corporate[6]
Production costs	**127**	**141**	**107**	**88**	**178**	**34**	**119**	**42**	**64**	**(26)**
Plus:										
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	-	-
Less:										
Rehabilitation costs & other non-cash costs	-	(1)	-	2	-	-	-	(1)	-	(15)
Plus:										
Inventory movement	-	-	-	-	(1)	-	(1)	1	-	-
Royalties	-	-	-	-	-	-	-	2	-	-
Related party transactions [2]	(2)	(3)	(3)	(1)	(5)	-	(2)	-	(2)	-
Adjusted for:										
Noncontrolling interests [3]	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	41
Total cash costs	**125**	**137**	**104**	**89**	**172**	**34**	**116**	**44**	**62**	**-**
Plus:										
Depreciation, depletion and amortization	29	61	80	7	37	8	49	2	2	13
Employee severance costs	3	2	1	1	1	-	2	-	-	-
Rehabilitation and other non-cash costs	-	1	-	(2)	-	-	-	1	-	15
Adjusted for:										
Noncontrolling interests [3]	-	-	-	-	-	-	-	-	-	8
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(3)
Total production costs	**157**	**201**	**185**	**95**	**210**	**42**	**167**	**47**	**64**	**33**
Gold produced (000' ounces) [4]	**158**	**336**	**247**	**124**	**520**	**30**	**218**	**65**	**164**	**-**
Total cash costs per ounce [5]	**791**	**408**	**421**	**718**	**331**	**1,133**	**532**	**677**	**378**	**-**
Total production costs per ounce [5]	**994**	**598**	**749**	**766**	**404**	**1,400**	**766**	**723**	**390**	**-**

For the year ended December 31, 2009

Operations in Ghana, Guinea, Mali, Tanzania, Australia, North America, Argentina and Brazil

(in $ millions, except as otherwise noted)

	GHANA		GUINEA	MALI			TANZANIA	AUSTRALIA		NORTH AMERICA	ARGENTINA	BRAZIL	
	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Geita	Boddington[8]	Sunrise Dam	Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Brasil Minercao	Serra Grande
Production costs	**122**	**240**	**160**	**-**	**-**	**-**	**261**	**-**	**250**	**83**	**62**	**112**	**65**
Plus:													
Production costs of equity accounted joint ventures [1]	-	-	-	67	61	26	-	-	-	-	-	-	-
Less:													
Rehabilitation costs & other non-cash costs	(2)	(5)	(7)	(2)	(1)	(3)	(3)	-	(6)	5	(2)	(4)	(1)
Plus:													
Inventory movement	-	(6)	7	(1)	(2)	(1)	2	-	(1)	54	(1)	6	-
Royalties	5	11	30	8	8	5	8	-	10	2	16	-	-
Related party transactions [2]	-	-	-	-	-	2	-	-	-	-	-	-	-
Adjusted for:													
Noncontrolling interests [3]	-	-	(28)	-	-	-	-	-	-	-	(6)	-	(31)
Total cash costs	**125**	**240**	**162**	**72**	**66**	**29**	**268**	**-**	**253**	**144**	**69**	**114**	**33**
Plus:													
Depreciation, depletion and amortization	24	76	26	5	12	5	53	-	37	23	24	44	20
Employee severance costs	-	2	-	-	-	-	-	-	-	-	2	-	-
Rehabilitation and other non-cash costs	2	5	7	2	1	3	3	-	6	(5)	2	4	1
Adjusted for:													
Noncontrolling interests [3]	-	-	(5)	-	-	-	-	-	-	-	(2)	-	(10)
Total production costs	**151**	**323**	**190**	**79**	**79**	**37**	**324**	**-**	**296**	**162**	**95**	**162**	**44**
Gold produced (000' ounces) [4]	**190**	**381**	**316**	**137**	**135**	**89**	**272**	**-**	**401**	**218**	**192**	**329**	**77**
Total cash costs per ounce [5]	**658**	**630**	**513**	**526**	**489**	**326**	**985**	**-**	**631**	[7] **371**	**359**	**347**	**429**
Total production costs per ounce [5]	**795**	**848**	**601**	**577**	**585**	**416**	**1,191**	**-**	**738**	**743**	**495**	**492**	**571**

For the year ended December 31, 2009

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**2,229**
Plus:	
Production costs of equity accounted joint ventures (1)	154
Less:	
Rehabilitation costs & other non-cash costs	(46)
Plus/(less):	
Inventory movement	56
Royalties	105
Related party transactions (2)	(16)
Adjusted for:	
Noncontrolling interests (3)	(65)
Non-gold producing companies and adjustments	41
Total cash costs	**2,458**
Plus:	
Depreciation, depletion and amortization	637
Employee severance costs	14
Rehabilitation and other non-cash costs	46
Adjusted for:	
Noncontrolling interests (3)	(9)
Non-gold producing companies and adjustments	(3)
Total production costs	**3,143**
Gold produced (000' ounces) (4)	**4,599**
Total cash costs per ounce (5)	**534**
Total production costs per ounce (5)	**683**

(1) *Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

(2) *Relates solely to production costs as included in the Company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

(3) *Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.*

(4) *Attributable production only.*

(5) *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

(6) *Corporate includes non-gold producing subsidiaries.*

(7) *Total cash costs per ounce calculation includes heap-leach inventory change.*

(8) *There was no production attributable to AngloGold Ashanti in 2009. AngloGold Ashanti sold the 33.33 percent joint venture interest it held in Boddington Gold Mine to Newmont Mining during 2009.*

For the year ended December 31, 2008

Operations in Southern Africa

(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Namibia	Surface operations	Corporate[6]
Production costs	**152**	**128**	**74**	**78**	**155**	**29**	**125**	**37**	**41**	**13**
Plus:										
Production costs of equity accounted joint ventures [1]	-	-	-	-	-	-	-	-	-	9
Less:										
Rehabilitation costs & other non-cash costs	-	-	(1)	(2)	(2)	(1)	(7)	(1)	-	26
Plus:										
Inventory movement	-	-	-	-	(1)	-	-	-	-	-
Royalties	-	-	-	-	-	-	-	2	-	-
Related party transactions [2]	(1)	(2)	(1)	(1)	(3)	-	(1)	-	-	-
Adjusted for:										
Noncontrolling interests [3]	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(32)
Total cash costs	**151**	**126**	**72**	**75**	**149**	**28**	**117**	**38**	**41**	**16**
Plus:										
Depreciation, depletion and amortization	32	53	50	25	44	5	37	4	3	12
Employee severance costs	3	2	-	1	1	-	2	-	-	-
Rehabilitation and other non-cash costs	-	-	1	2	2	1	7	1	-	(26)
Adjusted for:										
Noncontrolling interests [3]	-	-	-	-	-	-	-	-	-	(8)
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(3)
Total production costs	**186**	**181**	**123**	**103**	**196**	**34**	**163**	**43**	**44**	**(9)**
Gold produced (000' ounces) [4]	**330**	**362**	**192**	**143**	**600**	**66**	**314**	**68**	**92**	**-**
Total cash costs per ounce [5]	**458**	**348**	**375**	**524**	**248**	**424**	**373**	**559**	**446**	**-**
Total production costs per ounce [5]	**564**	**500**	**641**	**720**	**327**	**515**	**519**	**632**	**478**	**-**

For the year ended December 31, 2008

Operations in Ghana, Guinea, Mali, Tanzania, Australia, North America, Argentina and Brazil

(in $ millions, except as otherwise noted)

	GHANA		GUINEA	MALI			TANZANIA	AUSTRALIA		NORTH AMERICA	ARGENTINA	BRAZIL	
	Iduapriem	**Obuasi**	**Siguiri**	**Morila**	**Sadiola**	**Yatela**	**Geita**	**Boddington[8]**	**Sunrise Dam**	**Cripple Creek & Victor**	**Cerro Vanguardia**	**AngloGold Ashanti Brasil Mineracao**	**Serra Grande**
Production costs	**118**	**227**	**157**	**-**	**-**	**-**	**268**	**(1)**	**231**	**70**	**99**	**106**	**52**
Plus:													
Production costs of equity accounted joint ventures [1]	-	-	-	65	60	34	-	-	-	-	-	-	-
Less:													
Rehabilitation costs & other non-cash costs	1	-	(1)	-	-	1	5	1	-	(3)	(5)	1	-
Plus:													
Inventory movement	1	(9)	(3)	(2)	-	1	(65)	-	1	63	(4)	(4)	-
Royalties	5	9	31	9	9	3	7	-	10	2	12	-	-
Related party transactions [2]	-	-	-	-	-	2	-	-	-	-	-	-	-
Adjusted for:													
Noncontrolling interests [3]	-	-	(28)	-	-	-	-	-	-	-	(7)	-	(26)
Total cash costs	**125**	**227**	**156**	**72**	**69**	**41**	**215**	**-**	**242**	**132**	**95**	**103**	**26**
Plus:													
Depreciation, depletion and amortization	24	81	36	13	32	2	55	-	46	31	17	42	17
Employee severance costs	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	(1)	-	1	-	-	(1)	(5)	(1)	-	3	5	(1)	-
Adjusted for:													
Noncontrolling interests [3]	-	-	(5)	-	-	-	-	-	-	-	(2)	-	(8)
Total production costs	**148**	**308**	**188**	**85**	**101**	**42**	**265**	**(1)**	**288**	**166**	**115**	**144**	**35**
Gold produced (000' ounces) [4]	**200**	**357**	**333**	**170**	**172**	**66**	**264**	**-**	**433**	**258**	**154**	**320**	**87**
Total cash costs per ounce [5]	**625**	**636**	**468**	**424**	**401**	**621**	**814**	**-**	**559**	[7] **310**	**617**	**322**	**299**
Total production costs per ounce [5]	**740**	**863**	**565**	**500**	**587**	**636**	**1,004**	**-**	**665**	**643**	**747**	**450**	**402**

For the year ended December 31, 2008

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**2,159**
Plus:	
Production costs of equity accounted joint ventures [(1)]	168
Plus:	
Rehabilitation costs & other non-cash costs	12
(Less)/plus:	
Inventory movement	(22)
Royalties	99
Related party transactions [(2)]	(7)
Adjusted for:	
Noncontrolling interests [(3)]	(61)
Non-gold producing companies and adjustments	(32)
Total cash costs	**2,316**
Plus/(less):	
Depreciation, depletion and amortization	661
Employee severance costs	9
Rehabilitation and other non-cash costs	(12)
Adjusted for:	
Noncontrolling interests [(3)]	(23)
Non-gold producing companies and adjustments	(3)
Total production costs	**2,948**
Gold produced (000' ounces) [(4)]	**4,982**
Total cash costs per ounce [(5)]	**465**
Total production costs per ounce [(5)]	**592**

(1) *Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

(2) *Relates solely to production costs as included in the Company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

(3) *Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.*

(4) *Attributable production only.*

(5) *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

(6) *Corporate includes non-gold producing subsidiaries.*

(7) *Total cash costs per ounce calculation includes heap-leach inventory change.*

(8) *There was no production attributable to AngloGold Ashanti in 2008.*

For the year ended December 31, 2007

Operations in Southern Africa

(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Namibia	Surface operations	Corporate(6)
Production costs	**201**	**133**	**51**	**80**	**159**	**30**	**132**	**36**	**39**	**49**
Plus:										
Production costs of equity accounted joint ventures (1)	-	-	-	-	-	-	-	-	-	(8)
Less:										
Rehabilitation costs & other non-cash costs	(2)	(1)	(5)	-	-	-	1	2	-	(23)
Plus:										
Inventory movement	(1)	(1)	-	(1)	(1)	-	(1)	(1)	-	-
Royalties	-	-	-	-	-	-	-	1	-	-
Related party transactions (2)	(3)	(3)	(1)	(1)	(3)	(1)	(2)	-	(1)	-
Adjusted for:										
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	1
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(8)
Total cash costs	**195**	**128**	**45**	**78**	**155**	**29**	**130**	**38**	**38**	**11**
Plus:										
Depreciation, depletion and amortization	50	37	34	45	53	5	64	6	3	15
Employee severance costs	1	1	-	1	1	-	1	-	-	-
Rehabilitation and other non-cash costs	2	1	5	-	-	-	(1)	(2)	-	23
Adjusted for:										
Noncontrolling interests (3)	-	-	-	-	-	-	-	-	-	-
Non-gold producing companies and adjustments	-	-	-	-	-	-	-	-	-	(4)
Total production costs	**248**	**167**	**84**	**124**	**209**	**34**	**194**	**42**	**41**	**45**
Gold produced (000' ounces) (4)	**483**	**418**	**67**	**165**	**587**	**73**	**409**	**80**	**125**	**-**
Total cash costs per ounce (5)	**404**	**306**	**672**	**473**	**264**	**397**	**318**	**475**	**304**	**-**
Total production costs per ounce (5)	**513**	**400**	**1,254**	**752**	**356**	**466**	**474**	**525**	**328**	**-**

For the year ended December 31, 2007

Operations in Ghana, Guinea, Mali, Tanzania, Australia, North America, Argentina and Brazil

(in $ millions, except as otherwise noted)

	GHANA		GUINEA	MALI			TANZANIA	AUSTRALIA		NORTH AMERICA	ARGENTINA	BRAZIL	
	Iduapriem[9]	Obuasi	Siguiri	Morila	Sadiola	Yatela	Geita	Boddington[8]	Sunrise Dam	Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Brasil Mineracao	Serra Grande
Production costs	**92**	**176**	**136**	**-**	**-**	**-**	**206**	**1**	**145**	**73**	**44**	**82**	**52**
Plus:													
Production costs of equity accounted joint ventures [1]	-	-	-	50	54	30	-	-	-	-	-	-	-
Less:													
Rehabilitation costs & other non-cash costs	(7)	(18)	(6)	-	(3)	(1)	(4)	(1)	3	(4)	(4)	(4)	(2)
Plus:													
Inventory movement	2	1	(3)	1	-	-	(4)	-	(2)	42	6	-	(1)
Royalties	4	8	28	8	6	5	7	-	11	-	11	-	-
Related party transactions [2]	-	-	-	1	1	2	-	-	-	-	-	-	-
Adjusted for:													
Noncontrolling interests [3]	(8)	-	(23)	-	-	-	-	-	-	-	(4)	-	(25)
Total cash costs	**83**	**167**	**132**	**60**	**58**	**36**	**205**	**-**	**157**	**111**	**53**	**78**	**24**
Plus:													
Depreciation, depletion and amortization	21	67	45	13	6	4	58	-	53	32	17	32	18
Employee severance costs	-	14	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	7	18	6	-	3	1	4	1	(3)	4	4	4	2
Adjusted for:													
Noncontrolling interests [3]	(2)	-	(7)	-	-	-	-	-	-	-	(1)	-	(10)
Total production costs	**109**	**266**	**176**	**73**	**67**	**41**	**267**	**1**	**207**	**147**	**73**	**114**	**34**
Gold produced (000' ounces) [4]	**167**	**360**	**280**	**180**	**140**	**120**	**327**	**-**	**600**	**282**	**204**	**317**	**91**
Total cash costs per ounce [5]	**497**	**464**	**471**	**333**	**414**	**300**	**627**	**-**	**262**	[7] **269**	**260**	**246**	**264**
Total production costs per ounce [5]	**653**	**739**	**629**	**406**	**479**	**342**	**817**	**-**	**345**	**521**	**358**	**360**	**374**

For the year ended December 31, 2007

AngloGold Ashanti operations - Total

(in $ millions, except as otherwise noted)

	Total
Production costs per financial statements	**1,917**
Plus:	
Production costs of equity accounted joint ventures [(1)]	126
Less:	
Rehabilitation costs & other non-cash costs	(79)
Plus/(less):	
Inventory movement	36
Royalties	89
Related party transactions [(2)]	(11)
Adjusted for:	
Noncontrolling interests [(3)]	(59)
Non-gold producing companies and adjustments	(8)
Total cash costs	**2,011**
Plus:	
Depreciation, depletion and amortization	678
Employee severance costs	19
Rehabilitation and other non-cash costs	79
Adjusted for:	
Noncontrolling interests [(3)]	(20)
Non-gold producing companies and adjustments	(4)
Total production costs	**2,763**
Gold produced (000' ounces) [(4)]	**5,477**
Total cash costs per ounce [(5)]	**367**
Total production costs per ounce [(5)]	**504**

(1) *Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

(2) *Relates solely to production costs as included in the Company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

(3) *Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.*

(4) *Attributable production only.*

(5) *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

(6) *Corporate includes non-gold producing subsidiaries.*

(7) *Total cash costs per ounce calculation includes heap-leach inventory change.*

(8) *There was no production attributable to AngloGold Ashanti in 2007.*

(9) *Remaining noncontrolling interests of 15 percent were acquired effective September 1, 2007.*

Capital expenditure

Total capital expenditure of $1,027 million was recorded in the year ended December 31, 2009 compared to $1,239 million in the same period in 2008. This represents a $212 million, or 17 percent, decrease from 2008. In Australia, total capital expenditure decreased from $439 million in 2008 to $177 million in 2009. This is as a result of the sale of Boddington during 2009.

Total capital expenditure of $1,239 million was recorded in the year ended December 31, 2008 compared to $1,059 million in the same period in 2007. This represents a $180 million, or 17 percent, increase from 2007. In South Africa, capital expenditure decreased from $411 million in 2007 to $347 million in 2008. In Australia, capital expenditure increased from $281 million in 2007 to $439 million in 2008, mainly as a result of the expansion at Boddington mine. Capital expenditure in Ghana increased from $119 million in 2007 to $166 million in 2008, mainly due to the advancement of the plant extension project of Iduapriem and capital projects at Obuasi.

Comparison of financial performance on a segment basis for 2009, 2008 and 2007

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.

Revenues

	Year ended December 31					
	2009		**2008**		**2007**	
(in millions)	**$**	**percent**	**$**	**percent**	**$**	**percent**
Category of activity						
Total revenues						
Product sales	3,784		3,655		3,048	
Interest, dividends and other	170		75		47	
Total revenues	**3,954**		**3,730**		**3,095**	
Geographical area data						
Total revenues						
Southern Africa	1,747	44	1,563	42	1,486	48
Continental Africa	1,390	35	1,364	37	994	32
Australasia	239	6	282	8	350	11
North America	170	4	241	6	117	4
South America	634	16	461	12	420	14
Other, including Corporate and Non-gold producing subsidiaries	129	3	-	-	8	-
	4,309		**3,911**		**3,375**	
Less : Equity method investments included above	(355)	(8)	(181)	(5)	(280)	(9)
Total revenues	**3,954**	**100**	**3,730**	**100**	**3,095**	**100**

In 2009, 44 percent of AngloGold Ashanti's total consolidated revenues were derived from its operations in Southern Africa, compared to 42 percent in 2008.

In 2008, 42 percent of AngloGold Ashanti's total consolidated revenues were derived from its operations in Southern Africa, compared to 48 percent in 2007, mainly as a result of the 10 percent decrease in production in the South African operations. South Africa produced 42 percent of the global production in 2008.

Assets

(in millions)	2009 $	percent	As at December 31 2008 $	percent	2007 $	percent
Geographical area data						
Total segment assets						
Southern Africa	3,458	32	2,558	27	3,429	33
Continental Africa	3,951	37	3,521	37	4,160	40
Australasia	496	5	1,279	14	1,183	11
North America	837	8	689	7	528	5
South America	1,175	11	1,028	11	910	9
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	745	7	376	4	171	2
Total segment assets	**10,662**	**100**	**9,451**	**100**	**10,381**	**100**

At December 31, 2009, 32 percent of AngloGold Ashanti's total assets were located in Southern Africa compared with 27 percent at the end of 2008, mainly due to increased capital expenditure, the strengthening of the rand against the US dollar (2009: $/R7.435, 2008: $/R9.455) and the increase of South Africa's deferred tax asset. In addition, the sale of Boddington (Australia) increased the share of Southern Africa's assets in relation to total assets. The remaining operations collectively accounted for approximately 68 percent of AngloGold Ashanti's total assets at December 31, 2009 compared to 73 percent at the end of the same period in 2008.

At December 31, 2008, 27 percent of AngloGold Ashanti's total assets were located in Southern Africa compared with 33 percent at the end of 2007, mainly due to the weakening of the rand against the US dollar (2008: $/R9.455, 2007: $/R6.810). The decrease in the assets of Tanzania (Geita) from 13 percent in 2007 to 9 percent in 2008, was primarily due to impairment of goodwill and mining assets. The remaining operations collectively accounted for approximately 64 percent of AngloGold Ashanti's total assets at December 31, 2008 compared to 54 percent at the end of the same period in 2007.

Comparison of financial performance in 2009, 2008 and 2007

Financial performance of AngloGold Ashanti (in millions)	Year ended December 31 2009	2008	2007
Revenue	3,954	3,730	3,095
Cost and expenses	(4,852)	(4,103)	(3,806)
Taxation benefit/(expense)	33	(22)	(118)
Equity income/(loss) in affiliates	88	(149)	41
Discontinued operations	-	23	2
Net income attributable to noncontrolling interests	(48)	(42)	(28)
Net loss	(825)	(563)	(814)

Comparison of financial performance in 2009 with 2008

Revenues

Revenues from product sales and other income increased by $224 million from $3,730 million in 2008 to $3,954 million in 2009, representing a 6 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $974 per ounce during 2009, $102 per ounce, or 12 percent, higher than $872 per ounce, the average spot price of gold in 2008. This increase was partially offset by reduced gold production (4.6 million ounces in 2009 compared to 5 million ounces in 2008). The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $165 million to $1,686 million from $1,521 million in 2008, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (1,797,000 ounces in 2009 compared to 2,099,000 ounces in 2008). Total revenues from Navachab (in Namibia) increased from $42 million in 2008 to $61 million in 2009.

The two operations in Brazil produced 406,000 attributable ounces compared to 407,000 ounces in 2008. Total revenues increased from $343 million in 2008 to $438 million in 2009 as a result of the increase in the average spot price of gold. Total revenues from Cerro Vanguardia (in Argentina) increased from $118 million in 2008 to $196 million in 2009.

The Australian operation at Sunrise Dam production decreased from 433,000 ounces in 2008 to 401,000 ounces in 2009. Average recovered grade decreased from 3.46 grammes per tonne in 2008 to 2.87 grammes per tonne in 2009. Total revenues decreased from $282 million in 2008 to $239 million in 2009. The decrease was partially offset by the increase in the average spot price of gold.

Production costs

Production costs increased from $2,159 million in 2008 to $2,229 million in 2009, which represents a $70 million, or 3 percent increase. The production costs of most of the operations increased in 2009. The increase was mainly as a result of an increase in operational costs including labor, consumables, power and ore stockpile adjustments. The increase in production costs was partially offset by the effects of cost savings initiatives.

The increase in production costs during 2009 was partially offset by a decrease in production costs in Argentina (Cerro Vanguardia) from $99 million in 2008 to $62 million in 2009. This was due to an increase in silver revenue (which is deducted from production costs) and the effects of cost savings initiatives.

South Africa continued to grapple with steeply rising electricity tariffs, evidenced by the 31 percent price increase effective from July 2009. Eskom Holdings Limited, the state-owned utility, was granted permission by the National Energy Regulator to raise prices annually by a further average 25 percent until 2012 to fund the construction of new power generation capacity. This will significantly increase the cost structure of AngloGold Ashanti's South African operations which currently account for approximately 39 percent of annual production.

Exploration costs

Exploration costs increased from $126 million in 2008 to $150 million in 2009 mainly due to increased activities in Colombia relating to prefeasibility work at La Colosa, new projects in Canada and the Solomon Islands, increased activities in Australia, marginally offset by drop in activities in the DRC and winding down of activities in China. For a discussion of AngloGold Ashanti's exploration activities in 2009, see "Item 4B.: Business overview – Global exploration".

General and administrative

General and administrative expenses increased from $136 million in 2008 to $158 million in 2009, mainly due to costs relating to labor bonuses, corporate office costs and consultancy fees.

Royalties

Royalties paid by AngloGold Ashanti increased from $78 million in 2008 to $84 million paid in 2009 primarily due to higher spot prices, with royalties in Argentina amounting to $16 million in 2009 compared with $12 million in 2008. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues. Royalties paid in Ghana and Guinea amounted to $46 million in 2009 compared to $45 million in 2008. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation and are calculated as a percentage of revenues.

Royalties paid by AngloGold Ashanti will increase further in 2010 as a result of the requirement in the South African Mineral and Petroleum Resources Act to pay additional royalties in South Africa from March 1, 2010. See “key factors affecting results – South African economic and other factors”.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense recorded in 2009 was similar to the $615 million recorded in 2008.

Impairment of assets

In 2009, AngloGold Ashanti recorded impairments amounting to $8 million compared to $670 million in 2008. Impairments in 2009 consist of impairment and write-off of the oxide treatment plant at the Obuasi mine and impairment of Tau Lekoa (held for sale). Following the classification of Tau Lekoa as held for sale, impairment testing was performed on the held for sale asset. As the estimated fair value did not support the carrying value, an impairment of $4 million was recorded. See “Note 5 – Costs and expenses: Impairment of assets” to the consolidated financial statements for additional information. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) guidance on discontinued operations, Tau Lekoa is not classified as a discontinued operation. See “Note 17 – Assets and Liabilities Held for Sale” to the consolidated financial statements.

Interest expense

Interest expense increased by $51 million to $123 million in 2009, compared to $72 million recorded 2008. This was mainly due to the higher interest and fees cost on the Term Facility and a reduction in capitalized interest.

Accretion expense

Accretion expense of $17 million was recorded in 2009 compared with $22 million in 2008. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs increased to $14 million in 2009 from $9 million in 2008. The 2009 expense was due to retrenchments reflecting mainly downsizing and rationalization of operations in the South Africa and Ghana regions. Employee severance costs recorded in 2009 included retrenchment costs of $10 million in the South African region and $3 million in Ghana (at Obuasi) due to a planned reduction in workforce.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

In 2009, the Company recorded a loss of $10 million compared to a profit of $64 million recorded in 2008. The loss in 2009 mainly related to the impairment of Pamodzi Gold debtor in South Africa whose operations were liquidated during October 2009, a loss on consignment stock and reassessment of indirect taxes payable in Tanzania, Brazil and Guinea offset by the profit on disposal of the indirect 33.33 percent joint venture interest in Boddington Gold Mine in Australia to Newmont Mining Corporation.

Non-hedge derivative loss

A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (which includes normal purchase and sale exempted ("NPSE") contracts re-designated to non-hedging instruments during the period) compared to a loss of $258 million in 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement.

During 2009, the Company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. Of the total hedge buy-back cost of $797 million, the majority, being $580 million, related to contracts previously designated as NPSE, which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts that were not previously designated as NPSE contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The impact in July 2009 of the related re-designation of the contracts discussed above resulted in an increase in the current non-hedge derivative liability and a consequential loss on non-hedge derivatives of $543 million. During the remainder of 2009, the contracts that were previously NPSE designated experienced a further fair value decline (recorded in loss on non-hedge derivatives) of $143 million, settlements of $130 million and thus resulted in a $556 million derivative liability balance as of December 31, 2009.

Therefore, the loss on non-hedge derivatives recorded for the year ended December 31, 2009 primarily relates to the hedge buy-back that resulted in the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $32.6 million (as described in Note 20 to the financial statements) and the revaluation of non-hedge derivatives, including those NPSE contracts re-designated as a result of the accelerated settlement as discussed above, resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2009.

During 2008, the Company recorded a realized loss on the accelerated settlement of non-hedge derivatives of $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the NPSE, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet, with changes in fair value reflected in the income statement. Following this, during the third quarter of 2008, the Company cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009. Non-hedge derivatives recorded for the years ended December 31, 2009 and 2008 included:

	Year ended December 31,	
	2009	2008
	(in US Dollars, million)	
Loss on realized non-hedge derivatives	544	1,243
Loss/(gain) on unrealized non-hedge derivatives	908	(985)
Net loss	1,452	258

Other operating items

Other operating items, consisting of realized loss on other commodity contracts and (reversal of) provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net expense of $nil million in 2009 compared to a net expense of $19 million in 2008.

Equity income in affiliates

Equity income in equity method investments increased from a loss of $149 million in 2008 to an income of $88 million in 2009, mainly as a result of increased attributable earnings at Yatela, Sadiola and Morila mines in Mali in 2009 of $33 million, $32 million and $36 million, respectively, compared to losses of $18 million, $52 million and $69 million, respectively, in 2008. The increase in attributable earnings was mainly due to an increase in the average spot price of gold and better production from Yatela.

Taxation expense/benefit

A net taxation benefit of $33 million was recorded in 2009 compared to a net tax expense of $22 million recorded in 2008. Charges for current tax in 2009 amounted to $166 million compared to $94 million in 2008. Charges for deferred tax in 2009 amounted to a net tax benefit of $199 million compared to a net tax benefit of $72 million in 2008. The increase in the tax charge in 2009 is mainly due to higher income as a result of the higher gold price and capital gains tax on the sale of the interest in Boddington.

Comparison of financial performance in 2008 with 2007

Revenues

Revenues from product sales and other income increased by $635 million from $3,095 million in 2007 to $3,730 million in 2008, representing a 21 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $872 per ounce during 2008, $175 per ounce, or 25 percent, higher than $697 per ounce, the average spot price of gold in 2007. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $89 million to $1,521 million from $1,432 million realized in 2007, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (2,099,000 ounces in 2008 compared to 2,328,000 ounces in 2007). Total revenues from Navachab (in Namibia) decreased from $54 million in 2007 to $42 million in 2008.

The Australian operation at Sunrise Dam production decreased from 600,000 ounces in 2007 to 433,000 ounces in 2008. Average recovered grade decreased from 4.86 grammes per tonne in 2007 to 3.46 grammes per tonne in 2008. Total revenues decreased from $350 million in 2007 to $282 million in 2008.

The two operations in Brazil produced 407,000 attributable ounces compared to 408,000 ounces in 2007. Total revenues increased from $280 million in 2007 to $343 million in 2008 as a result of the increase in the average spot price of gold. Total revenues from Cerro Vanguardia (in Argentina) amounted to $118 million in 2008 compared to $140 million in 2007.

Total revenues generated from operations situated in Ghana and Guinea amounted to $513 million and $350 million, respectively, in 2008, compared to $359 million and $221 million, respectively, in 2007. Total revenues increased as a result of the increase in the average spot price of gold and increased production. Tanzania recorded total revenues of $320 million in 2008 compared to $134 million in 2007, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production from 327,000 ounces in 2007 to 264,000 ounces in 2008.

Production costs

Production costs increased from $1,917 million in 2007 to $2,159 million in 2008, which represents a $242 million, or 13 percent increase. Production costs of operations outside of South Africa increased by $321 million to $1,364 million in 2008 from $1,043 million in 2007. The increase was mainly as a result of an increase in operational costs including labor, fuel, consumables and power as well as the strengthening of local currencies relative to the US dollar. The increase in production costs was partially offset by the effects of cost savings intiatives.

The increase in production costs during 2008 at these operations was partially offset by a decrease in production costs in South Africa from $874 million in 2007 to $795 million in 2008. This was due to the weakening of the rand against the US dollar, and the effects of cost savings initiatives which was partially offset by an increase in labor costs. About 37 percent of AngloGold Ashanti's production costs were denominated in South Africa rands in 2008.

Exploration costs

Exploration costs increased to $126 million in 2008 from $117 million in 2007 primarily as a result of increased regional and target generation activities in Colombia. Exploration activities also continued to focus on new prospects in the Democratic Republic of Congo, China, Philippines, Russia and Australia. Mine based exploration programs continued around the operations in the countries in which the group operates, namely, Australia, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. For a discussion of AngloGold Ashanti's exploration activities in 2008, see "Item 4B.: Business overview – Global exploration".

General and administrative

General and administrative expenses increased from $130 million in 2007 to $136 million in 2008, mainly due to an Increase in labor and corporate office costs.

Royalties

Royalties paid by AngloGold Ashanti increased from $70 million in 2007 to $78 million paid in 2008 primarily due to higher spot prices, with royalties in Argentina amounting to $12 million in 2008 compared with $11 million in 2007. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. Royalties paid in Ghana and Guinea amounted to $45 million in 2008 compared to $40 million in 2007. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by $40 million or 6 percent, to $615 million in 2008 when compared to $655 million recorded in 2007. This decrease was mainly due to decreases in depreciation, depletion and amortization expense in South Africa, Australia and Guinea from $301 million, $54 million and $45 million, respectively, incurred in the year ended December 31, 2007 to $256 million, $47 million and $36 million, respectively, in the same period of 2008 mainly as a result of a decrease in gold production as a factor of reserves and changes in estimated lives of assets. This was partially offset by an increase in depreciation, depletion and amortization expense in Ghana which increased from $91 million incurred in the year ended December 31, 2007 to $110 million in the same period in 2008 as a result of an increase in gold production.

Impairment of assets

In 2008, AngloGold Ashanti recorded impairments amounting to $670 million compared to $1 million in 2007. Impairments in 2008 include the impairment of goodwill $299 million (at Geita, Obuasi and Iduapriem), the impairment of tangible assets and equipment $371 million (at Geita, Obuasi, Iduapriem, the DRC, TauTona and Guinea) and the impairment and write-off of various minor tangible assets and equipment of $2 million.

The impairment charge related primarily to the former Ashanti mines in Ghana and Tanzania. At the time of the Ashanti acquisition, the mines were accounted for by AngloGold Ashanti based on the forward gold curve. Since then, AngloGold Ashanti has consistently applied this methodology i.e., the forward gold curve off a 30-day average spot price during the fourth quarter, to test these assets annually for goodwill impairment purposes and when indicated for long-lived assets. Although the starting point of the forward gold price curve was higher in 2008 compared with 2007, the slope or rate of escalation of the price curve was lower in 2008. The forward price curve if discounted at US CPI is $817 per ounce (2007: $887 per ounce). Discount rates applied in 2008 are higher than those used in the previous year, reflecting current market and economic conditions. In addition, reserves at the Geita mine in Tanzania decreased during 2008. These two factors were the primary cause of the impairment charge in 2008.

Accretion expense

Accretion expense of $22 million was recorded in 2008 compared with $20 million in 2007. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs decreased to $9 million in 2008 from $19 million in 2007. The 2008 expense consists of retrenchment costs in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, Moab Khotsong, TauTona, Mponeng and Savuka) due to a planned reduction in workforce.

Profit/loss on sale of assets, realization of loans, indirect taxes and other

A profit of $64 million was recorded in 2008 compared to a loss of $10 million recorded in 2007 which consisted mainly of the reassessment of indirect taxes payable in Tanzania and profit on disposal of certain exploration interests in Colombia to B2Gold Corporation and certain royalty and production related payment interests in North America to Royal Gold Inc.

Non-hedge derivative loss

A loss on non-hedge derivatives of $258 million, being derivatives not designated in formal hedge accounting relationships, was recorded in 2008 compared to a loss of $808 million in 2007 relating to the use of non-hedging instruments. The loss primarily relates to changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk. Realized loss on accelerated settlement of non-hedge derivatives from the hedge close-outs effected during 2008, amounted to $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the normal sale exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterpart to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period. Accordingly, the remaining contracts with this counterpart scheduled to mature in later periods did not meet all of the requirements necessary for them to continue to qualify for the normal sale exemption in future periods and were accounted for as non-hedge derivatives at fair value on the balance sheet as from June 30, 2008, with changes in fair value reflected in the income statement. During the third quarter of 2008, the Company early cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009. Non-hedge derivatives recorded for the years ended December 31, 2008 and 2007 included:

	Year ended December 31,	
	2008	2007
	(in US Dollars, million)	
Loss/(gain) on realized non-hedge derivatives	1,243	(291)
(Gain)/loss on unrealized non-hedge derivatives	(985)	1,099
Net loss	258	808

Other operating items

Other operating items, consisting of realized loss on other commodity contracts and (reversal of) provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net expense of $19 million in 2008 compared to a net credit of $16 million in 2007.

Equity income in affiliates

Equity income in equity method investments decreased from $41 million in 2007 to a loss of $149 million in 2008, mainly as a result of a decrease in attributable earnings at Yatela, Sadiola and Morila mines in Mali, which reported losses of $18 million, $52 million and $69 million, respectively, in 2008 compared to attributable earnings of $17 million, $10 million and $18 million, respectively, in 2007. In 2008, the Company recorded an impairment loss of $8 million (2007: $14 million) on its investment held in Trans-Siberian Gold plc.

Taxation expense/benefit

A net taxation expense of $22 million was recorded in 2008 compared to a net tax expense of $118 million recorded in 2007. Charges for current tax in 2008 amounted to $94 million compared to $191 million in 2007. Charges for deferred tax in 2008 amounted to a net tax benefit of $72 million compared to a net tax benefit of $73 million in 2007. The reduction in the tax charge in 2008 mainly relates to losses on the early settlement of non-hedge derivative contracts and Sunrise Dam's taxable income has reduced considerably following the completion of the mining in the megapit during the year.

5B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities

2009

Net cash provided by operating activities was $443 million in 2009, significantly higher than the 2008 amount of $64 million. The increase in net cash provided by operations was mainly as a result of lower payments to suppliers, higher received gold price and lower cash utilized in hedge buy-backs in 2009.

Net cash outflow from operating working capital items amounted to $21 million in 2009, compared with an outflow of $239 million in 2008.

2008

Net cash provided by operating activities was $64 million in 2008, 89 percent lower than the 2007 amount of $561 million. The decrease in net cash provided by operations was mainly as a result of delivering into maturing hedge contracts, hedge buybacks (limited to non-hedge derivatives) and higher payments to suppliers. The decrease was partly offset by a higher average gold price received for the year.

Net cash outflow from operating working capital items amounted to $239 million in 2008, compared with an outflow of $170 million in 2007.

Investing activities

2009

Investing activities in 2009 resulted in a net cash outflow of $268 million, which is a decrease of $1,325 million from an outflow of $1,593 million in 2008 mainly due to the $990 million in proceeds received from the sale of the 33.33 percent stake in Boddington which was offset in part by the $344 million acquisition of an effective indirect 45 percent interest in the Kibali gold project.

2008

Investing activities in 2008 resulted in a net cash outflow of $1,593 million compared with a net cash outflow of $1,031 million in 2007. The major component of cash outflows was additions to tangible assets which included capital expenditure of $1,194 million, compared to net cash outflow of $1,015 million in 2007, with the major capital projects being at Mponeng and TauTona in South Africa and Boddington in Australia. Cash outflows from derivative settlements amounted to $485 million in 2008.

Financing activities

2009

Net cash generated by financing activities in 2009 amounted to an inflow of $303 million, which is a decrease of $1,412 million from an inflow of $1,715 million in 2008, and included cash inflows from proceeds from loans of $2,774 million (which included $1.0 billion under the Standard Chartered Term Facility, $985 million under the $1.15 billion syndicated loan facility and $732.5 million under the convertible bonds issued May 2009). Proceeds from stock issued (reflecting mainly the equity offering to fund the acquisition of the initial effective 35 percent interest in the Kibali gold project) in 2009 amounted to $306 million.

Cash outflows from repayment of debt of $2,731 million during 2009 included: the capital repayment of the $1.0 billion convertible bond on February 27, 2009, $899 million on the $1.15 billion syndicated loan facility, $750 million on the Term Facility and normal scheduled loan repayments of $82 million.

Dividends paid decreased from $58 million (13 US cents or 103 South African cents per share) in 2008 to $56 million (13 US cents or 110 South African cents per share) in 2009. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

2008

Net cash generated by financing activities increased by $1,253 million from an inflow of $462 million in 2007 to an inflow of $1,715 million in 2008. In 2008, drawdowns on existing loan facilities raised $853 million and debt repayments totaled $614 million. Cash effects from the issuance of stock amounted to $1,722 million, reflecting mainly proceeds from the rights offer completed in July 2008.

Dividends paid decreased from $144 million (44 US cents or 330 South African cents per share) in 2007 to $58 million (13 US cents or 103 South African cents per share) in 2008. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

Liquidity

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. The market price of gold can fluctuate widely which impacts the profitability of the Company's operations and the cash flows generated by these operations. The Company has used a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the Company's core business activities to limit the impact of such risks on the profitability of the Company's operations and generated cash flows. Earnings of joint ventures and subsidiaries in Mali and Argentina which are not permanently re-invested may be received as dividends.

AngloGold Ashanti's cash and cash equivalents increased to $1,100 million at December 31, 2009 compared with $575 million at December 31, 2008. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At December 31, 2009, approximately 66 percent of the Company's cash and cash equivalents were held in US dollars, 24 percent were held in South African rands and 10 percent were held in other currencies.

On December 13, 2007, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, each a wholly-owned subsidiary of AngloGold Ashanti, entered into a three year $1.15 billion syndicated loan facility, as borrowers, at a margin of 0.4 percent over LIBOR (the "Syndicated Loan Facility"). The Syndicated Loan Facility is a revolving credit facility, whereby amounts may be repaid and reborrowed during the three year term of the facility. AngloGold Ashanti, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, each guaranteed the obligations of the borrowers and the other guarantors under the Syndicated Loan Facility. The Syndicated Loan Facility will mature on December 13, 2010.

AngloGold Ashanti Holdings plc, as borrower, has also entered into a loan facility agreement with Standard Chartered Bank that provides for (i) a term loan of $250 million (the "2009 Term Facility") and (ii) a revolving credit facility of $250 million (the "2009 Revolving Credit Facility"), each at a margin of 4.25 per cent per annum over the higher of the applicable LIBOR and the lender's cost of funds (subject to a cap of LIBOR plus 1.25 per cent per annum). The terms and covenants of the loan facility agrement with Standard Chartered are similar to those of The Syndicated Loan Facility. AngloGold Ashanti, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the 2009 Revolving Credit Facility. These facilities will each mature on August 24, 2010 (extendable, if required, at the option of AngloGold Ashanti Holdings plc until August 24, 2011). Amounts outstanding under these facilities may be prepaid at any time prior to the maturity date.

On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into American depositary shares ("ADSs") of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company subsidiary wholly-owned by AngloGold Ashanti Limited. The business of AngloGold Ashanti Holdings Finance plc is to issue debt securities to finance the activities of AngloGold Ashanti Limited and its subsidiaries and affiliates. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend, loan or advances. The convertible bonds mature on May 22, 2014.

During 2010, approximately $1.3 billion of AngloGold Ashanti's debt is scheduled to mature, consisting mainly of $1.0 billion under the $1.15 billion Syndicated Loan Facility and $250 million under the 2009 Term Facility (subject to the extension option described above).

AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2010 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

On April 09, 2010 AngloGold Ashanti had the following investment grade ratings assigned to it:

- Moody's Investors Service – Baa3, Outlook stable
- Standard & Poor's – BBB-, Outlook stable

Short-term debt

AngloGold Ashanti's short-term debt increased to $1,292 million at December 31, 2009 from $1,067 million at December 31, 2008. Included in the short-term debt at December 31, 2009, was:

- the amount outstanding of $1,025 million under The Syndicated Loan Facility due in December 2010;
- the amount outstanding of $250 million under the 2009 Term Facility repayable in August 2010; and
- $2 million in interest payable under the 2009 Term Facility (interest charged at LIBOR plus 1.25 percent per annum; the loan is repayable in August 2010 and is US dollar-based).

Long-term debt

AngloGold Ashanti's long-term debt decreased to $667 million at December 31, 2009 compared with $873 million at December 31, 2008. As at December 31, 2009, the Company's long-term borrowings included:

Unsecured loans:

- $606 million outstanding under the convertible bonds issued on May 22, 2009 (interest charged at 3.50 percent per annum; the bonds are convertible, at holders' option, into ADS up to May 2014 and are US dollar-based).

Secured capital leases:

- $35 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans).
- $13 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in December 2014 and are US dollar-based. The equipment financed is used as security for these loans.)

As at December 31, 2009, AngloGold Ashanti's total long-term debt, including the short-term portion maturing within 2009, was made up as follows:

	$ (million)
Unsecured loans	1,900
Secured capital leases	59
Total	1,959
Less: Short-term maturities	1,292
Long-term debt	**667**

Debt repayments are scheduled as follows:

	$ (million)
2010	1,292
2011	11
2012	7
2013	6
2014	611
Thereafter	32
Total	**1,959**

At December 31, 2009 the currencies in which the borrowings were denominated were as follows:

	$ (million)
United States dollars	1,917
South African rands	35
Brazilian real	7
Total	**1,959**

Repayments of short-term and long-term borrowings amounted to $1,867 million and $864 million, respectively, in 2009.

At December 31, 2009, AngloGold Ashanti had the following undrawn under its borrowing facilities:

	$ (million)
Standard Chartered PLC (2009 Revolving Credit Facility) – US dollar	250
Syndicated Loan Facility ($1,150 million) – US dollar[(1)]	125
FirstRand Bank Limited – US dollar	50
Absa Bank Limited – US Dollar	42
Nedbank Limited – US Dollar	2
FirstRand Bank Limited – Rands	30
Standard Bank of South Africa Limited – Rands	25
Nedbank Limited – Rands	14
Absa Bank Limited – Rands	4
Total undrawn	**542**

[(1)]Expires December 2010.

AngloGold Ashanti had no other committed lines of credit as of December 31, 2009.

As of December 31, 2009, the Company was in compliance with all debt covenants and provisions related to potential defaults.

Capital expenditure is expected to be approximately $1,081 million in 2010 and scheduled debt repayments during 2010 are expected to be $1,292 million which mainly consists of the $1.0 billion payment made upon the maturity of the $1.15 billion Syndicated Loan Facility in December 2010. AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2010 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

AngloGold Ashanti, through its executive and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings. AngloGold Ashanti believes that it has sufficient working capital for its present requirements.

Commitments and contingencies

For a detailed discussion of commitments and contingencies, see note 22 to the consolidated financial statements "Commitments and contingencies".

As at December 31, 2009, capital commitments[1] and contingencies can be summarized over the periods shown below as follows:

		Expiration per Period			
Commitment	**Total amount**	**Less than 1 year**	**1 – 3 years**	**4 – 5 years**	**Over 5 years**
(in millions)	**$**	**$**	**$**	**$**	**$**
Capital expenditure (contracted and not yet contracted)[1]	1,814	969	845	-	-
Guarantees	3,488	2,537	-	733	218
Other commercial commitments[2]	442	346	39	49	8
Total	5,744	3,852	884	782	226

[1] *Including commitments through contractual arrangements with equity accounted joint ventures of $6 million (2008: $11 million).*

[2] *Excludes commitments through contractual arrangements with equity accounted joint ventures.*

Derivatives accounted for at fair value

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions that make use of both on- and off-balance sheet derivatives and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. A number of derivatives, including forward purchase and sale contracts and call and put options, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company's core business activities.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

	$ (million)
Fair value of derivatives at January 1, 2009	(2,497)
Derivatives realized or otherwise settled during the year	983
Fair value of other new contracts entered into during the year	27
Change in fair value of derivatives during the year [(1)]	(707)
Option component of convertible bonds	(175)
Embedded derivatives	(1)
Warrants on shares	4
Fair value of derivatives at December 31, 2009	(2,366)

(1)Net losses on revaluation of derivatives.

The fair value of the on-balance sheet derivatives at December 31, 2009 included:

	$ (million)
Derivatives – current assets	330
Derivatives – non-current assets	5
Derivatives – current liabilities	(2,525)
Derivatives – non-current liabilities	(176)
Derivatives – net liabilities	(2,366)

The maturity of the fair value of derivatives as at December 31, 2009 was as follows:

Source of fair value	**Fair value of derivatives at December 31**				
(in millions)	**Maturity less than 1 year $**	**Maturity 1 - 3 years $**	**Maturity 4 - 5 Years $**	**Maturity excess of 5 years $**	**Total Fair value $**
Prices actively quoted	-	-	-	-	-
Prices provided by other external sources	-	-	-	-	-
Prices based on models and other valuation methods [(1)]	(2,195)	5	(175)	(1)	(2,366)

(1) Fair value is calculated using the Black Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

Recent developments

For a detailed discussion of recent developments, see note 31 to the consolidated financial statements "Subsequent events".

Related party transactions

For a detailed discussion of related party transactions, see "Item 7B.: Related party transactions".

Recently adopted accounting policies and pending adoption of new accounting standards

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". Recently adopted accounting policies are described in note 2 to the consolidated financial statements "Accounting changes". Recent pronouncements are described in note 4.27 to the consolidated financial statements "Recent pronouncements".

Critical accounting policies

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". The preparation of the Company's financial statements in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to the Company's results of operations, financial condition and cash flows.

Using of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold Ashanti's financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces there from, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

Ore reserves and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company's control. Estimates of Ore Reserves are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. The Company uses its estimates of Ore Reserves to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserves could significantly affect these items. At least annually, the Company reviews mining schedules, production levels and asset lives in the Company's life-of-mine planning for all of the Company's operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the Company reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the Company's results of financial condition.

Drilling and related costs

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are recorded as exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

a. There is a probable future benefit;
b. AngloGold Ashanti can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.

The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

	2009	2008	2007
Net income ($ millions)	16	10	1
Earnings per share (cents)[(1)]	4	3	-
Retained income – January 1 ($ millions)	70	60	59
Retained income – December 31 ($ millions)	86	70	60

[(1)]*Impact per basic and diluted earnings per common share.*

Accounting for derivatives

The Company accounts for derivative contracts in accordance with the FASB ASC guidance for derivatives and hedging .

The guidance requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value at each reporting period are to be accounted for either in the income statement or in accumulated other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capital expenditure and the sale of production into the spot market, and are classified as cash flow hedges. Where a derivative qualifies as the hedging instrument in a cash flow hedge, changes in fair value of the hedging instruments, to the extent effective, are deferred in accumulated other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in the FASB ASC guidance, are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains and losses on non-hedge derivatives.

The estimated fair values of derivatives are determined at discrete points in time based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

AngloGold Ashanti does not acquire, hold or issue derivative instruments for trading purposes. A number of products, including derivatives, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company's core business activities. Forward purchase and sale contracts and call and put options are used by the Company to manage its exposure to gold and other commodity prices, interest rate and currency fluctuations.

See "Item 5E.: Off-balance sheet arrangements" for a description of accounting treatment of the normal purchase and normal sale exempt contracts.

Revenue recognition

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by the Company's mining operations is processed to saleable form at various precious metals refineries.

Contingencies

AngloGold Ashanti accounts for contingencies in accordance with the FASB ASC guidance for contingencies. It requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically, those events will occur a number of years into the future. The Company assesses such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see "Taxation" discussed below.

Impairment of long-lived assets

AngloGold Ashanti's long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. In assessing the potential impairment of its long-lived assets held for use, the Company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows associated with these assets, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset. The Company performs impairment tests for goodwill at least annually during the fourth quarter and whenever certain indicators of impairment exist. Impairment calculation assumptions are included in notes to the consolidated financial statements – Note 5 "Costs and expenses".

Taxation

AngloGold Ashanti follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans that are revised annually. When a deferred tax asset arises the Company reviews the asset for recoverability and establishes a valuation allowance where the Company determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made.

If the Company determines that it would be able to realize tax assets in the future in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made. Management classifies taxes payable based on the likelihood of the amount required to be settled within twelve months, which are then reported within current liabilities. All other taxes payable are recorded within non-current assets. The Company reasonably expects that the valuation allowance applied to carried forward capital losses could reverse in the foreseeable future as it undertakes a capital asset realization program.

Provision for environmental rehabilitation

AngloGold Ashanti's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Changes in Mineral Reserves could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

Share-based payments

AngloGold Ashanti issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Pension plans and post-retirement medical aid obligations

The determination of AngloGold Ashanti's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in Note 27 to the consolidated financial statements "Provision for pension and other post-retirement benefits" and include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While the Company believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.

The main assumptions for 2009 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R186 bond) as a guide and adjusted for the taxation effects on pension plans.

The assumed level of salary increases relative to inflation was advised by the AngloGold Ashanti directors as well as the AngloGold Ashanti Human Resources department. The expected return on plan assets were based on the historical market performance of the underlying assets. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.

- ***Effects on results of operations***

Company and plan participants' contributions to the defined benefit funds are disclosed in note 27 to the consolidated financial statements "Provision for pension and other post-retirement medical benefits". The total Company contributions to defined contribution plans for the years ended December 31, 2009, 2008 and 2007 amounted to $53 million, $49 million and $51 million, respectively.

- ***Change in pension trends***

The trend of the expected return on the plan assets is higher at 10.63 percent for the year ended December 31, 2009 when compared to 2008. Based on the 2008 expected return of 9.28 percent on the defined benefit plan assets, the return for 2009 amounted to $20 million compared to the actual 2009 return of $32 million. The long-term compensation and pension inflation increases estimated in 2008 at 5.25 percent and 3.60 percent, respectively, have increased to 7.50 percent and 4.95 percent, respectively, which is in line with current economic indicators.

- ***Sensitivity analysis***

It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2009 valuation was a rate of 7 percent and the long-term salary inflation rate was 7.50 percent, which is in line with the actual average increases granted and expected future increases. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $3 million.

Ore on Leach Pads

The recovery of gold from certain oxide ores is achieved through the heap-leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years. In operations with multiple year leach cycles, approximately 65 percent of the placed recoverable ounces are recovered in the first year of leaching, with declining amounts each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Feasibility studies in North America indicate that in terms of the mine life extension project at Cripple Creek leaching activities could extend to 2030.

The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2009 and 2008, $40 million and $49 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short-term portion of materials on the leach pad as at December 31, 2009. As at December 31, 2009, $324 million was classified as long-term compared with $261 million as at December 31, 2008.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenditure included in the income statement amounted to $3 million, $1million and $10 million during 2009, 2008 and 2007 respectively..

5D. TREND INFORMATION

Outlook. Gold production for 2010 is forecast to be between 4.5 million and 4.7 million ounces subject to stability and availability of power in South Africa and other factors.

Capital expenditure is expected to be approximately $1,081 million in 2010 (2009: $1,027 million), of which 36 percent relates to South Africa, 14 percent to Ghana and 23 percent to Brazil.

Our production outlook is subject to, among other things, unplanned stoppages and safety-related interventions, which may affect production. See “Certain Forward-Looking Statements” which are included in this annual report.

5E. OFF-BALANCE SHEET ARRANGEMENTS

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and normal sale exempt contracts and unaccrued future rehabilitation obligations, each of which is discussed below.

Normal purchase and normal sale exempt contracts

A number of derivatives are used to manage gold price risks that arise out of the group’s core business activities.

During 2009, gold derivative positions to the value of $797 million were accelerated and settled as part of a hedge buy back exercise. Of these accelerated settlements, the majority, being $580 million, were previously designated as NPSE contracts, allowing them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the provisions of the FASB ASC guidance for derivatives and hedging, necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the guidance for derivatives and hedging, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

Future rehabilitation liability

The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 21 to the consolidated financial statements “Provision for environmental rehabilitation”.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2009 AngloGold Ashanti had the following known contractual obligations:

Contractual Obligations

(in millions)		Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
Long-term debt obligations including interest	(1)	2,115	1,316	69	670	60
Capital lease obligations		93	10	19	16	48
Operating lease obligations		15	9	4	2	-
Purchase obligations						
- Contracted capital expenditure	(2)	131	131	-	-	-
- Other purchase obligations	(3)	442	346	39	49	8
Environmental rehabilitation costs	(4)	2,184	27	43	66	2,048
Derivatives	(5)	2,371	2,195	-	175	1
Pensions and other post retirement medical obligations	(6)	164	15	30	32	87
Uncertain taxes	(7)	149	111	-	-	38
Total		**7,664**	**4,160**	**204**	**1,010**	**2,290**

(1) *Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the debt (Refer Note 20 of Item 18).*

(2) *Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.*

(3) *Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.*

(4) *Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see "Item 4B.: Business overview - Sustainable development : Environment, community and human rights". Amounts stated include a total estimated liability of $92 million in respect of equity accounted joint ventures.*

(5) *Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value”. Amounts stated include derivatives of equity accounted joint ventures. Warrants on shares of $5 million dollars not included in derivatives total.*

(6) *Represents payments for unfunded plans or plans with insufficient funding.*

(7) *Certain of the uncertain tax positions will prescribe within the next 12 months which may result in the total amounts of unrecognized tax benefits decreasing.*

ITEM 6: DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors

AngloGold Ashanti has a unitary board structure which currently comprises two executive directors and six non-executive directors. Certain information with respect to AngloGold Ashanti's directors as at December 31, 2009 is set forth below:

Name	Age	Position	Year first appointed [1]
Mark Cutifani	51	Executive director and chief executive officer	2007
Srinivasan Venkatakrishnan	44	Executive director, and chief financial officer	2005
Russell P Edey [2][3][5]	67	Independent non-executive director and chairman	1998
Thokoana J. (James) Motlatsi [4]	58	Independent non-executive director and deputy chairman	1998
Frank B. Arisman [2]	65	Independent non-executive director	1998
William (Bill) A Nairn	65	Independent non-executive director	2001
Lumkile W (Wiseman) Nkuhlu [2]	65	Independent non-executive director	2006/2009[6]
Sipho M Pityana	50	Independent non-executive director	2007

(1) Directors who do not have a contract of employment with the company (non-executive directors) serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the non-executive directors (rounded down to the next whole number), must retire according to seniority or by lot but may be re-elected.
(2) Member of the audit and corporate governance committee.
(3) Appointed as chairman with effect from May 1, 2002.
(4) Appointed as deputy chairman with effect from May 1, 2002.
(5) To retire from the board at the conclusion of the annual general meeting to be held on May 7, 2010.
(6) Resigned from the board effective 5 May 2009 and rejoined the board effective 1 June 2009.

EXECUTIVE DIRECTORS

MR M CUTIFANI (51) (Australian)
BE (Min. Eng)
Chief Executive Officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on September 17, 2007 and as Chief Executive Officer on October 1, 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development, Safety, Health and Sustainable Development, and Investment committees.

Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.

MR S VENKATAKRISHNAN (VENKAT) (44) (British)
BCom, ACA (ICAI)
Chief Financial Officer

Venkat joined AngloGold Ashanti on July 1, 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on August 1, 2005, is a member of the Executive and Investment committees and is invited to attend meetings of the Audit and Corporate Governance Committee. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee.

Venkat has extensive financial experience, having been a director in the reorganization services division of Deloitte & Touche in London prior to joining Ashanti in 2000.

NON-EXECUTIVE DIRECTORS

Mr RP Edey (67) (British)
FCA
Chairman and independent non-executive

Russell Edey was appointed to the board of AngloGold Ashanti on April 1, 1998, deputy chairman on December 11, 2000 and chairman on May 1, 2002. Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Counseil de Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the NM Rothschild Group. Russell is chairman of the Investment and Nominations committees and a member of the Audit and Corporate Governance, and Remuneration committees. Russell will be retiring from the board at the conclusion of the annual general meeting to be held in May 2010.

Dr TJ Motlatsi (58) (South African)
Hon DSoc Sc (Lesotho)
Deputy chairman and independent non-executive

James Motlatsi was appointed to the board of AngloGold Ashanti on April 1, 1998 and deputy chairman on May 1, 2002. He is chairman of the Transformation and Human Resources Development, and the Party Political Donations committees and a member of the Safety, Health and Sustainable Development, Nominations and Remuneration committees.

James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in South Africa spans more than 30 years in various positions including that of past president of the National Union of Mineworkers. He is the executive chairman of TEBA Limited, a service organization primarily responsible for the recruitment of mineworkers for the South African mining industry.

MR FB ARISMAN (65) (American)
MSc (Finance)
Independent non-executive

Frank Arisman joined the board of AngloGold Ashanti on April 1, 1998. He serves on four board committees: Transformation and Human Resources Development, Audit and Corporate Governance, Nominations and Remuneration. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Since 2008, he has chaired the Financial Analysis Committee, a special purpose committee of the board set up to consider the funding needs of AngloGold Ashanti.

Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions prior to his retirement.

MR WA NAIRN (65) (South African)
BSc (Mining Engineering)
Independent non-executive

Bill Nairn has been a member of the board of AngloGold Ashanti since January 1, 2000 and chairs the Safety, Health and Sustainable Development Committee and is a member of four other committees: Transformation and Human Resources Development, Investment, Party Political Donations and Nominations. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-executive director of AngloGold Ashanti.

PROF LW NKUHLU (65) (South African)
BCom, CA (SA), MBA (New York University)
Independent non-executive

Wiseman Nkuhlu was appointed to the board on August 4, 2006. He has been the chairman of the Audit and Corporate Governance Committee since May 5, 2007, having served as deputy chairman from August 4, 2006. He also serves as a member of the Nominations, Party Political Donations and Remuneration committees. In addition, he is the chairman of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major

South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB).

MR SM PITYANA (50) (South African)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology)
Independent non-executive

Sipho Pityana joined the board of AngloGold Ashanti on February 13, 2007 and assumed the chairmanship of the Remuneration Committee on August 1, 2008. He is a member of the Safety, Health and Sustainable Development, Party Political Donations, Investment, Nominations and the Transformation and Human Resources Development committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labor and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Board movements during 2009
Mr R E Bannerman resigned from the board on May 15, 2009.
Mr J H Mensah resigned from the board on May 15, 2009.
Professor LW Nkuhlu resigned from the board effective May 5, 2009 and was reappointed with effect from June 1, 2009.

In terms of the company's memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.

In accordance with the articles of association of AngloGold Ashanti, all non-executive directors must retire at least once every three years by rotation and may be re-elected by shareholders. At the annual general meeting held on May 15, 2009,

- Mr R P Edey retired by rotation and having made himself available, was re-elected to the board by shareholders.
- Messrs R E Bannerman and J H Mensah who retired by rotation at the annual general meeting did not make themselves available for re-election and retired from the board at the conclusion of the annual general meeting.

The directors retiring by rotation at the annual general meeting to be held on May 7, 2010 in terms of the articles of association are, Mr FB Arisman, who offers himself for re-election, and Mr RP Edey, who will retire as chairman of the board and as a member of the board from the conclusion of the annual general meeting.

Prof LW Nkuhlu, who was appointed as a director during the year, will retire at the annual general meeting and offers himself for re-election.

EXECUTIVE COMMITTEE

This committee, chaired by Mr Cutifani, the chief executive officer, is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. The committee meets at least monthly and is actively involved in the strategic review of the company's values, safety performance, operation and exploration profiles and financial status.

The business experience and functions of the executive committee members of AngloGold Ashanti, as at December 31, 2009 are as follows.

DR CE CARTER (47)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy and Human Resources

Charles Carter has worked in the mining industry in South Africa and the United States since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President – Business Strategy in December 2007 and is responsible for corporate strategy and business planning, risk management and investor relations. On November 17, 2009, he assumed additional responsibility for the group's Human Resources function.

MR RN DUFFY (46)
BCom, MBA
Executive Vice President – Continental Africa

Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed as Executive Vice President – Africa in July 2008.

MR GJ EHM (53)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Tanzania

Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head – Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed his current role as Executive Vice President – Tanzania on June 1, 2009.

MR RW LARGENT (49)
BSc (Min. Eng), MBA
Executive Vice President – Americas

Ron Largent has been with AngloGold Ashanti since 1994. He has served on the Board of Directors for the Colorado Mining Association, California Mining Association and Nevada Mining Association. In 2001, he was appointed general manager of the Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in December 2007.

MR RL LAZARE (53)
BA, HED, DPLR, SMP
Executive Vice President – South Africa

Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources. From November 17, 2009, Robbie was assigned to lead a strategy review of the South African operations and is now responsible for the South Africa region.

MR MP LYNAM (48)
BEng (Mech)
Vice President – Finance, Treasury and Company Secretarial

Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury areas since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed Senior Vice President – Finance and Treasury in July 2008.

MR AM O'NEILL (58)
BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development

Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 included the roles of executive – operations at Newcrest Mining Limited and executive general manager for gold at Western Mining Corporation.

MR TML SETILOANE (50)
FAE, BSc (Mech Eng)
Executive Vice President – Business Sustainability

Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an executive officer and a member of AngloGold Ashanti's Executive Committee in February 2006 and as Executive Vice President – Business Sustainability in December 2007.

MS YZ SIMELANE (44)
BA LLB, FILPA, MAP
Senior Vice President – Corporate Affairs

Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008. In November 2009, she was appointed Senior Vice President – Corporate Affairs.

MR NW UNWIN (57)
BA
Executive Vice President – Corporate Services

Nigel Unwin joined Anglo American as a human resources trainee in 1974 and spent 18 years in operations and corporate roles. He then worked in the retail sector (clothing, footwear, textiles and accessories) for seven years before joining AngloGold in 1999 as an executive officer. Following the acquisition of Acacia Resources by AngloGold at the end of 1999, he managed the integration of the two companies in Australia before taking over the human resources and information technology portfolios in 2001. He was appointed Executive Vice President – Corporate Services in July 2008.

OFFICE OF THE COMPANY SECRETARY

MS L EATWELL (55)
FCIS, FCIBM

Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

COMPETENT PERSONS

As part of it suite of annual reports, AngloGold Ashanti produces a Mineral Resource and Ore Reserves statement and all the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources and Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the Company's Mineral Resource and Ore Reserves Steering Committee. Accordingly, the Chairman of the Mineral Resources and Ore Reserves Steering Committee, Mr V A Chamberlain, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibility.

VA Chamberlain (47)
MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 24 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of Vice President – Geosciences and is chairman of the Mineral Resources and Ore Reserves Steering Committee.

6B. COMPENSATION

REMUNERATION REPORT

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:

- attract, reward and retain executives of the highest caliber;
- align the behavior and performance of executives with the company's strategic goals, in the overall interests of shareholders;
- ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
- ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.

The company aims to be the leading gold mining company in the medium term and the leading mining company in the long term. In order to achieve this, the company must be in a position to attract the best talent available in the industry and its remuneration package must therefore be comparable to those of the leading mining companies globally. The remuneration policy is devised to support this business strategy.

In particular the Remuneration Committee is responsible for:

- the remuneration packages for executive directors and other members of the executive committee of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
- the design and operation of the company's share option and other share incentive schemes.

The following principles are applied to give effect to the remuneration policy and to determine executive remuneration:

- To attract, reward and retain executives of the highest caliber, executive remuneration is benchmarked against a comparator group of global and selected South African mining and multi-national companies. The most recent benchmarking exercise conducted by independent consultants indicates that the total remuneration of the executive directors is close to the median of the comparator group, but the remuneration of the Executive Vice Presidents (EVPs) lags that of the peer group. Specific cash-based retention plans (settled after a three-year period) have been put in place to address this issue. However, a systemic adjustment of the remuneration levels for executives and senior management is required to ensure that the company's remuneration levels are consistent with global pay levels, and that the company can compete effectively in the global market.
- To ensure the appropriate balance between short-, medium- and long-term incentives, annual remuneration is a combination of base pay and short- and long-term incentives, with salary comprising about 35 percent – 45 percent of annual remuneration if the bonus and LTIP targets are achieved.
- To align the behavior and performance of executives with the company's strategic goals, all incentive plans align performance targets with shareholder interests. The quantum of the short-term incentive and related bonus shares is determined with respect to current performance, while the vesting of the LTIP awards is determined with respect to company performance over the three years following the date of grant.

During 2009, the key remuneration decisions taken were as follows:

- In 2009, the Chief Executive Officer's initial two-year contract was replaced by a contract with a twelve-month notice period and his remuneration package restructured in accordance with the conditions of employment for permanent employees.
- The Chief Financial Officer's offshore payment was increased to cater for tax payable on this amount from April 1, 2009.

As a result of the benchmarking exercise mentioned above, adjustments in excess of South African inflationary increases were made to close the gap between the basic salaries of EVPs and the comparator group median. The outcome of this review, as it affects EVP basic salaries, is explained further in this report.

In addition, PricewaterhouseCoopers was engaged to assess specifically, the company's compliance with King III from a remuneration perspective. Some steps will be taken in 2010 to align with the King III requirements in part, but work on this will be ongoing through 2010 to ensure compliance by 2011.

At the annual general meeting of shareholders to be held on May 7, 2010, shareholders will be asked to approve the policy as outlined in this report and that the board of directors be authorized to do all such acts as may be necessary to implement the remuneration policy for 2010 as summarized herein.

REMUNERATION COMMITTEE
During 2009, members of the Committee comprised the following non-executive directors:

- Sipho Pityana (chairman)
- Frank Arisman
- Reginald Bannerman (retired effective May 15, 2009)
- Russell Edey
- Dr James Motlatsi
- Prof Wiseman Nkuhlu (resigned effective May 5, 2009 and re-appointed effective June 1, 2009).

During the year, four meetings of the Remuneration Committee were held. All directors attended those meetings they were entitled to attend, except Dr Motlatsi who was unable to attend one meeting.

	Number of meetings attended
SM Pityana	4/4
FB Arisman	4/4
RE Bannerman	2/2
RP Edey	4/4
TJ Motlatsi	3/4
LW Nkuhlu	3/3

All meetings of the committee are attended by the chief executive officer and executive vice president – human resources, except when their own remuneration or benefits are being discussed. The services of PricewaterhouseCoopers were retained to act as independent, expert advisers on executive remuneration.

EXECUTIVE REMUNERATION

Executive remuneration takes into account remuneration paid to members of the Executive Committee. Executive directors' remuneration and the remuneration paid to the other members of the Executive Committee currently comprise the following elements:
- Basic salary;
- Pensions and risk benefits;
- Other benefits;
- Retention award;
- Short-term incentive; and
- Long-term incentive.

The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.

Each component is described in more detail below:
- **Basic salary** is subject to annual review by the Remuneration Committee and is reviewed with reference to the market data of a group of comparator companies in the South African and relevant international markets. The median of the comparator group is the primary point of reference for the remuneration policy. However, the transition from a primarily South African company to a global company has resulted in the actual remuneration of management below the executive director level, lagging significantly. The individual salaries of executive management are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
- **Pensions and risk benefits**: There is a range of retirement funds to which executive management belong, which is dependent on the country in which they work and the individual's nationality. For example, South African executive management belong to the AngloGold Ashanti Pension Fund while executive management who are non-South African citizens but working in South Africa have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa.
- **Other benefits**: Executive management are members of an external medical aid scheme, which covers the individual and his or her immediate family.

- **Bonus Share Plan (BSP)** is a short-term incentive plan under which award levels are determined with reference to the achievement of a set of stretched company and individual performance targets. For 2009, the company targets were based on performance measures including:
  - earnings per share (EPS);
  - cost control;
  - resource to reserve conversion; and
  - gold production.

  A safety multiplier was also applied so that the safety record could be taken into account when determining the extent to which performance targets are achieved.

  The weighting of the respective contribution of company and individual targets at the executive management level is 60 percent company and 40 percent individual.

  The bonus paid comprises two separate parts:
  - a cash bonus which is payable at the end of the relevant financial year (50 percent); and
  - an equity bonus which is settled by way of a BSP award of equal value to the cash bonus.

  The BSP awards vest over a two-year period and vesting is subject to the individual being in the employ of the group at the date of vesting. In respect of the BSP awards granted after 1 January 2008, 40 percent of the awards vest on the first anniversary from the date of grant and the remaining 60 percent of awards vest on the second anniversary from the date of grant. Provided that the individual has not exercised any BSP awards during the vesting period, he or she will be eligible to receive an additional 20 percent in BSP awards on the third anniversary from the date of grant.

  The maximum bonus achievable under the BSP (expressed as a percentage of basic salary) is shown in the table below. For these purposes, basic salary includes offshore payments:

Position	Maximum bonus	On target bonus	On target cash bonus	On target BSO award face value at date of grant
Chief executive officer	160%	80%	40%	40%
Executive directors	140%	70%	35%	35%
Executive management	120%	60%	30%	30%
Other management	100%	50%	25%	25%

  In respect of 2009, the performance targets imposed on BSP awards (cash bonus and share awards) were achieved at a level of 79.66 percent. The payments made under the BSP in respect of the 2009 financial year to executive management are disclosed in this Remuneration Report.

  In respect of the 2010 BSP awards, the performance targets to be satisfied will be based on the targets summarized above and no changes to the maximum bonuses or on-target bonuses are proposed.

  Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2006 vested during 2009.

- **Long-Term Incentive Plan (LTIP)**: The objective of the LTIP is to align the interests of the executive management with those of the company and the shareholders over the medium to long term.

  Under the LTIP, executive management are granted a right to receive shares in the company, subject to performance conditions being achieved, over the specified performance period and continued employment with the group.

The performance targets used for the vesting of the LTIP awards are determined annually by the Remuneration Committee and link directly to the company's strategy. The LTIP awards are granted with a three-year vesting period. For awards granted in 2009, the company targets were based on measures including:

- EPS;
- total shareholder return (TSR) against a comparator group of gold mining companies;
- safety; and
- resource generation.

LTIP awards will vest on the following basis for the 2009 and 2010 awards:

1. ***Earnings per share*** (30 percent weighting)
   EPS growth of at least 2 percent, net of US inflation per year over the three-year vesting period. Partial vesting occurs at 2 percent growth per year and full vesting at 5 percent growth per year

2. ***Total shareholder return*** (30 percent weighting)
   TSR relative to four global gold companies, Barrick, Gold Fields, Harmony and Newmont. For vesting of the 2009 and 2010 LTIP awards to occur, the company's TSR has to be at least equal to the third place performer from the comparator group for partial vesting, and second or better for full vesting.

3. ***Strategic target*** (40 percent weighting)
   The strategic target is divided into two parts:
   i) Safety performance (20 percent weighting)
   The company's safety performance has become the primary strategic target from an operating perspective and it is essential that the company's performance shows significant improvement. The target is a 20 percent year-on-year improvement in the fatal injury frequency rate (FIFR) and in the lost-time injury frequency rate (LTIFR) during the period. For partial vesting, a minimum improvement of 10 percent per year must be achieved.
   ii) Reserve and resource ounce generation (20 percent weighting)
   The target per annum is at least 9Moz at the measured and indicated resource level, and 5Moz at the published reserve level for full vesting, and 7Moz and 3Moz respectively for partial vesting.

In this context, partial vesting means that 50 percent of the weighted target is achieved (except in the case of TSR where partial vesting means a 40 percent achievement of target) while full vesting results in a 100 percent achievement.

The value of awards which may be granted under the LTIP by reference to the face value of the awards as at the date of grant and expressed as a percentage of basic salary, is shown in the table below. In this context, "face value" means the value of the award at the current share price (i.e. share price x number of shares under award) and "expected value" means the future value of the award taking into account the probability of the performance targets being achieved – an estimated probability of 60 percent has been applied for this purpose. In this context, basic salary includes offshore payments:

Position	Maximum face value	Maximum expected value
Chief executive officer	120%	72%
Executive directors	100%	60%
Executive management	80%	48%
Other management	80%	48%

The LTIP awards granted in respect of the 2010 financial year to executive management are disclosed in this Remuneration Report under the Share Incentive Scheme section.

In respect of the LTIP awards granted in 2007 which vested during 2010, 56 percent of the award vested following the testing of the performance conditions. Further details are disclosed herein.

In respect of the LTIP awards granted in 2010, the performance targets to be satisfied will be based on the targets summarized above and no changes to the maximum face value or maximum expected value of awards are proposed.

At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been tested.

DIRECTORS' SERVICE CONTRACTS

Service contracts of executive directors are reviewed annually. In 2009, the chief executive officer's initial two-year contract was replaced by a contract with a twelve-month notice period and his remuneration package restructured in accordance with the conditions of employment for permanent employees. The notice period for the chief financial officer Srinivasan Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company.

COMPENSATION OF EXECUTIVE DIRECTORS AND EXECUTIVE MANAGEMENT

Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers/executive management is disclosed in aggregate.

The following table presents the compensation paid by AngloGold Ashanti to executive management during 2009 and 2008. Executive directors have elected not to receive payment of directors' fees, committee fees and travel allowances.

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION

All figures in $000[1]	Appointment[2]		Salary	Performance related payments[3]	Pension scheme contributions[4]	Other Benefits[4]	Encashed leave[5]	Pre-tax gain on share options exercised[6]	Total
	From	To							
Executive directors' remuneration 2009									
M Cutifani	Full year		1,294	910	228	76	–	–	**2,508**
S Venkatakrishnan	Full year		785	512	143	232	–	313	**1,985**
			2,079	**1,422**	**371**	**308**	**–**	**313**	**4,493**
Executive management's remuneration 2009 representing 10 executive management	Full year		**4,488**	**2,029**	**537**	**1,208**	**47**	**2,430**	**10,739**
Total executive directors, and executive management remuneration 2009			**6,567**	**3,451**	**908**	**1,516**	**47**	**2,743**	**15,232**
Executive directors' remuneration 2008									
M Cutifani	Full year		1,153	713	179	3	–	–	2,048
S Venkatakrishnan	Full year		677	438	122	–	–	223	1,460
			1,830	1,151	301	3	–	223	3,508
Executive management's remuneration 2008 representing 11 executive management			3,852	1,763	623	145	60	192	6,635
Total executive directors, and executive management remuneration 2008			5,682	2,914	924	148	60	415	10,143

(1) *Where directors' compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollar using the following year-to-date average rate of exchange: 2009: R8.38510:$ (2008: R8.2483:$1).*

(2) *Salaries are disclosed only for the period from or to which office was held.*

(3) *In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year's financial results.*

(4) *Includes health care, personal travel and retention payments.*

(5) *Pursuant to AngloGold Ashanti's policy regarding the number of leave days that may be accrued, all surplus leave days accrued are compulsorily encashed.*

(6) *Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 5,130 ordinary shares (2008: 4,569) in AngloGold Ashanti. Of the 92,452 share options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in AngloGold Ashanti (2008: of the 15,563 share options exercised by the executive management, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in AngloGold Ashanti).*

Rounding of figures may result in computational discrepancies.

NON-EXECUTIVE DIRECTORS' COMPENSATION

The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company and are precluded from participation in the company's share incentive scheme.

At the annual general meeting of shareholders to be held on May 7, 2010, shareholders will be asked to consider an increase to the fees payable to non-executive directors. The resolutions for consideration will be included in the notice of meeting which will be sent to shareholders together with the abridged annual report.

The reason for proposing an increase in non-executive directors' remuneration is to ensure that the fees paid remain competitive in order to enable the company to attract and retain persons of the caliber required to make meaningful contributions to the company, given its global spread and growth aspirations and having regard to the appropriate capability, skills and experience required. A recent benchmarking exercise undertaken by PricewaterhouseCoopers has indicated that the current levels of non-executive fees remain well below the lower quartile of the comparator group, particularly when considering market practice outside South Africa and taking into account the fact that several non-executive directors are based internationally. The requirement of competing in the global market, and compliance with increasing onerous and complex international governance and regulatory requirements, requires flexibility to attract non-executives of international standing. The above proposal falls short of recognizing the global responsibility that the directors share for the governance of the group with business in diverse jurisdictions, but it seeks to better reflect market practice in the director's region of residence.

In arriving at the proposal to increase non-executive directors' remuneration, the Chief Executive Officer, in consultation with the Chairman and Executive Vice President – Human Resources of the company, directed PricewaterhouseCoopers to review non-executive directors' fees for comparable international South African companies and international companies. The results of the review indicated that the remuneration paid to the non-executive directors of the company was, with respect to the South African comparator group, at the upper quartile and with respect to the international comparator group, below the lower quartile. The proposals are based on adjusting the fee levels for non-executive directors to the median of the applicable market – using South African market data for the resident non-executive directors, and market data from North America, the UK and Australia for non-resident directors outside Africa. The fees for non-resident non-executive directors residing in Africa have been set to a similar level to those non-executive directors resident in South Africa.

The Remuneration Committee, having taken due consideration of the review, recommend for approval by the shareholders, the remuneration for the Chairman, while the Chairman, together with the Chief Executive Officer and the Chief Financial Officer, recommend for approval by the shareholders, the remuneration for the non-executive directors. Prior to these proposed changes, the remuneration of the non-executive directors has been unchanged since the annual general meeting held in May 2009.

In light of all of these factors, the proposed revised remuneration structure is considered to be fair and reasonable and in the best interests of the company.

1 Non-executive directors' fees

Board		**Current fee per annum**	Increased fee per annum
1.1	Chairman	$180,000	R1,520,300
1.2	Deputy chairman	R600,000	R650,000
1.3	South African resident directors	R250,000	R270,000
1.4	Non-South African resident directors who are resident in Africa	$25,000	$33,750
1.5	Non-South African resident directors who are resident in jurisdictions other than Africa	$40,000	$60,000

The remuneration payable will be in proportion to the period during which office is held.

2 Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director will be entitled to an allowance for each board meeting attended by such director in addition to the six scheduled board meetings per annum, as follows:

Board		Current fee per meeting	Increased fee per meeting
2.1	Chairman	$9,000	R78,000
2.2	Deputy chairman	R30,000	R32,400
2.3	South African resident directors	R12,500	R16,000
2.4	Non-South African resident directors who are resident in Africa	$1,250	$2,000
			$3,000
2.5	Non-South African resident directors who are resident in jurisdictions other than Africa	$2,000	

3 Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of membership of a committee of the board is to be increased with effect from June 1, 2010 on the basis set out below. The fees payable in respect of "other committees" pertain to the following committees which meet on a quarterly basis:

- Investment;
- Remuneration;
- Safety, Health and Sustainable Development; and
- Transformation and Human Resource Development.

Board committee		Current fee per annum	Increased fee per annum
Audit and Corporate Governance Committee			
3.1	Chairman – South African resident	R150,000	R160,000
3.2	Member – South African resident	R125,000	R135,000
3.3	Member – Non-South African resident who is resident in Africa (1)	R125,000	$16,875
3.4	Member – Non-South African resident who is resident in jurisdictions other than Africa	R125,000	$25,315
Other committees			
3.5	Chairman – South African resident	R120,000	R130,000
3.6	Chairman – Non-South African resident who is resident in Africa (1)	R120,000	$16,250
3.7	Chairman – Non-South African resident who is resident in jurisdictions other than Africa	R120,000	$25,000
3.8	Member – South African resident	R100,000	R110,000
3.9	Member – Non-South African resident who is resident in Africa (1)	R100,000	$13,750
3.10	Member – Non-South African resident who is resident in jurisdictions other than Africa	R100,000	$20,000

(1) Non-South Africans who are resident in Africa will receive the $ equivalent of the South African resident fees, converted at a rate of R8/$.

4 Ad hoc committee fees payable to non-executive directors

Each non-executive director will be entitled to an allowance for each ad hoc committee meeting attended. Ad hoc committees are those committees which meet on an as needs basis, namely the Party Political Donations Committee, the Nominations Committee and any special purpose committee established by the board.

Board		Current fee per meeting	Increased fee per meeting
4.1	South African resident	R15,000	R16,200
4.2	Non-South African resident who is resident in Africa (1)	R15,000	$2,025
4.3	Non-South African resident who is resident in jurisdictions other than Africa	R15,000	$3,000

(1) Non-South Africans who are resident in Africa will receive the $ equivalent of the South African resident fees, converted at a rate of R8/$.

5 Travel allowance to attend board meetings

The travel allowance, as detailed below, remains unchanged from that approved by shareholders at the annual general meeting held on May 15, 2009.

5.1 $10,000 per board meeting for the chairman, when based internationally;
5.2 $6,000 per board meeting for non-South African resident directors who are resident in Africa; and
5.3 $8,000 per board meeting for non-South African resident directors who are resident in jurisdictions other than Africa.

NON-EXECUTIVE DIRECTORS' REMUNERATION

The following table details fees and allowances paid to non-executive directors during 2009 and 2008:

All figures stated to the nearest R000[1]	Appointment		Director's fees[3]	Committee fees	Travel[4]	Total	Directors' fees[3]	Committee fees	Travel[4]	Total
	From[2]	To[2]	**2009**				2008			
RP Edey (Chairman)			**204**	**38**	**40**	**282**	150	32	25	207
Dr TJ Motlatsi (Deputy chairman)			**67**	**33**	**–**	**100**	44	19	–	63
FB Arisman			**40**	**36**	**26**	**102**	25	33	20	78
RE Bannerman		May 15, 09	**14**	**8**	**10**	**32**	25	12	25	62
Mrs E le R Bradley		May 06, 08	**–**	**–**	**–**	**–**	5	5	–	10
JH Mensah		May 15, 09	**14**	**12**	**5**	**31**	25	21	20	66
WA Nairn			**27**	**34**	**–**	**61**	16	19	–	35
Prof LW Nkuhlu [5]			**29**	**31**	**–**	**60**	16	27	–	43
SM Pityana			**27**	**47**	**–**	**74**	16	34	–	50
SM Thompson		Jul 28, 08	**–**	**–**	**–**	**–**	15	16	5	36
Total – non-executive directors			**422**	**239**	**81**	**742**	337	218	95	650

(1) Where non-executive directors' compensation is paid in South African rands, for the purposes of this annual report on Form 20-F, the rand values have been converted to US dollars using the following yearly average rate of exchange: 2009: R8.38510:$1 and 2008: R8.2483:$1.
(2) Fees are disclosed only for the period from or to which, office is held.
(3) At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in non-executive directors' fees with effect from June 1, 2009

	For six meetings	*Additional per meeting*	*Travel [4]*
– Chairman	*$180,000*	*$9,000*	*$10,000*
– Deputy chairman	*R600,000*	*R30,000*	*–*
– South African resident directors	*R250,000*	*R12,500*	*–*
– Non-South African directors			
– Living in Africa	*$25,000*	*$1,250*	*$6,000*
– Living other than in Africa	*$40,000*	*$2,000*	*$8,000*

The fees payable in respect of committees were approved by the board.

(4) A travel allowance per board meeting is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs and accommodation.
(5) Prof. Nkuhlu resigned from the board with effect from May 5, 2009 and rejoined the board on June 1, 2009.

Rounding may result in computational differences.

Non-executive directors are not eligible to participate in the Share Incentive Scheme.

6C. BOARD PRACTICES

THE BOARD OF DIRECTORS

The Articles of Association of AngloGold Ashanti requires the board to be composed of a minimum of four directors. Currently, the company is managed by a unitary board, comprising two executive directors: the Chief Executive Officer and the Chief Financial Officer and six independent non-executive directors who all meet the board's independence criteria. A restructuring of the board's composition is currently being undertaken with the view to improving the mix of skills, experience and knowledge required of a multinational gold mining company.

Policy on determining the independence of board members

AngloGold Ashanti subscribes to a policy of sound corporate governance practices informed by the requirements set in terms of applicable stock exchanges on which the company is listed, and particularly that of the Johannesburg and New York Stock Exchanges, as well as legislative imperatives of securities and companies laws and governance standards such as the King Code. The board will at all times comply with the requirement to consist of a majority of independent directors and this policy statement will describe the criteria that will guide the board in determining which of its members are independent from a corporate governance point of view. The board retains an inherent discretion to determine the independence of its directors on a case-by-case basis taking into account the totality of the facts and the criteria established in this policy. Where the board, exercising its discretion and having considered all relevant facts, determines a director to be independent despite not meeting the criteria established in this policy, the board will fully disclose its reasoning in appropriate public reports.

The test of independence that will be used by the board of AngloGold Ashanti Limited to determine the independence of its members is based on the following:

1. An independent director is a non-executive director of the board who:
    a. Is not a representative or officer of a significant shareholder of the company. For purposes of this policy the term "significant shareholder" means a shareholder who owns, directly or indirectly, more than 5 percent of the company's issued share capital or a shareholder who has the ability to influence the decisions of the board and/or management. The term "officer" shall mean a director or company secretary of the shareholder, any person identified as an officer according to the requirements of any relevant laws; any person who has the capacity to influence significant business and/or financial decisions of the shareholder (including decisions affecting the relationship with AngloGold Ashanti) or who is appointed to any capacity within the shareholder by its board or any of its board committees;
    b. Has not been employed in an executive capacity by the company or the group for the preceding three financial years. For purposes of this policy the term "executive capacity" means any employee whose appointment requires the approval of the Remuneration Committee, Nominations Committee or the Audit and Corporate Governance Committee of the board;
    c. Has not been the auditor of the company for the preceding three financial years;
    d. Is not a professional adviser to the company other than in his or her capacity as a director of the company;
    e. Does not have a material interest in a contract with the company or is not employed by a company that has a material interest in a contract with the company. For purposes of this policy the term "material interest in a contract" means, as a guideline, any contract which is:
        (i) The greater of 0.5 percent of AngloGold Ashanti's total gross revenue in the preceding financial year or $20 million whichever is the greater; and
        (ii) Even if the limit mentioned in (i) above is not exceeded, the board will consider whether the contract is deemed material to either contracting side taking into account all relevant facts including (but not limited to) the value of the contract relative to the total business of each party and the importance of the business relationship to the parties.
    f. Is free of any other business or other relationship which could be perceived to materially interfere with the individual's capacity to act independently of other board members, management or the individual's own interests;
    g. Receives remuneration for services as a director in the form of cash and shares (but not share options); and
    h. Objectively conducts himself or herself in a manner displaying independence of thought, judgment and action.

2. For purposes of determining the independence of directors the criteria above will apply mutatis mutandis to the immediate family members of the director. For purposes of this policy the term "immediate family member" shall include any of the following persons who are related to the director in question: spouse, children and grandchildren; parents, parents-in-law and grandparents; siblings and the children, spouses and grandchildren of any of these siblings.

3. The board will annually review which of its members are independent having regard to this policy and relevant facts.

The board will annually review this policy as part of its own performance evaluation process.

The policy determining the independence of directors can be found on the company's website at www.anglogoldashanti.com.

Board tenure

There is no mandatory retirement age for non-executive directors; however, in line with best practice in corporate governance and in accordance with the Sarbanes-Oxley Act, directors are required to step down from the board after nine consecutive years of service. The nine-year tenure could be extended at the board's discretion and with the individual director's consent. In line with this practice the chairman will retire from the board at the annual general meeting to be held on May 7, 2010. Mr Mboweni, the former Governor of the South African Reserve Bank, has been appointed to replace Mr Edey as chairman, effective June 1, 2010.

Non-executive directors

Non-executive directors provide the board with advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play as board representatives on key committees such as the Audit and Corporate Governance, Nominations, Party Political Donations and Remuneration committees, ensures that the company's interests are served by impartial and independent views that are separate from those of management and shareholders.

Powers and responsibilities of the board

The board's charter sets out the powers, responsibilities, functions and delegation of authority, and the areas of responsibility expressly reserved for the board. The charter covers, among others, the following key areas:

- authority of the board;
- appointment of directors;
- role and responsibility of the board;
- procedures of the board;
- board committees;
- matters reserved for board decision;
- management of risks;
- corporate governance;
- remuneration issues;
- evaluation of board performance and induction of new directors; and
- declaration of interests.

The board is authorized by the company's Articles of Association to appoint new directors, on recommendation by the Nominations Committee, provided such appointees retire at the next annual general meeting and stand for election by shareholders. Retirement of non-executive directors follows a staggered process with one-third of non-executive directors retiring at least every three years at the annual general meeting. A curriculum vitae of each director standing for election or re-election is made available to shareholders prior to the annual general meeting to assist in their decision making. Executive directors are appointed by the board to oversee the day-to-day running of the company and are held accountable by regular reporting to the board. Their performance is measured against pre-determined criteria.

While executive directors have contracts of employment with the company, non-executive directors do not have contracts of service with the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or require payment of compensation on termination.

Determination of independence is guided by the King Code, the Companies Act in South Africa and international best practice. Where the board, exercising its discretion and having considered all relevant facts, determines a director to be independent despite not meeting the set criteria, the board will fully disclose its reasoning in appropriate public reports.

The policy and independence of individual non-executive directors is reviewed annually as part of the annual board evaluation process. The performance evaluation tools are also reviewed as and when necessary to ensure that changes in the corporate governance environment as well as the company's strategic needs are well catered for.

An annual self-evaluation is undertaken to determine that the board and its committees are effective in the performance of their duties and to facilitate board development. Depending on the results of the evaluation, appropriate action is taken to achieve the desired results. The board is also cognizant of the opportunity the evaluation process affords it in improving communication among its members and between the board and management and to fine tune its role in the overall management of the company. The board believes that assessment of its performance should not be subject to a single evaluation process at the end of each year; hence it is committed to a continuous non-formal evaluation of its performance throughout the year.

The most recent formal evaluation was conducted in February 2010 in respect of the 2009 period. The chairman of the board and the chairman of each committee of the board led the processes to evaluate the board and the committees respectively. Led by the deputy chairman, each director evaluated the performance of the chairman of the board.

The performance evaluation of executive directors is conducted by the Remuneration Committee. Topics covered in the board's effectiveness evaluation include the following:

- setting of performance objectives;
- board contribution to development of strategy;
- board response to crisis;
- board awareness of developments in regulatory and market environments;
- effectiveness of board committees;
- evaluation of the relationship between the board and management, shareholders and among members of the board itself;
- succession plans for senior executive management;
- criteria for determining independence of directors; and
- corporate governance and legal issues facing the board/company.

All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.

All members of the Executive Committee are regular attendees at board meetings and report to the board on their respective operational areas.

The chairman of each committee also reports to the board after every meeting.

Separate meetings are held each year to discuss strategic matters and the group's budget for the following year.

During 2009 the board held four scheduled quarterly meetings. In addition four special and eight sub-committee meetings were held to discuss and approve issues of a special nature. All directors attended those meetings that they were entitled to attend, except Dr Motlatsi who was unable to attend three meetings.

	Number of meetings attended
RP Edey (chairman)	8/8
TJ Motlatsi	5/8
FB Arisman	8/8
RE Bannerman	4/4
M Cutifani	8/8
JH Mensah	4/4
WA Nairn	8/8
LW Nkuhlu	7/7
SM Pityana	8/8
S Venkatakrishnan	8/8

BOARD SUB-COMMITTEES

The board has established and delegated specific roles and responsibilities to seven standing committees and one management committee (the Executive Committee), to assist it in the execution of its mandate. Each committee's role and responsibilities are spelt out in its terms of reference, approved by the board and reviewed regularly to ensure that they remain in line with the company's changing needs and business climate. Standing committees are chaired by independent non-executive directors. As and when required, the board may establish ad hoc committees to address specific issues. Details of each board committee are provided below.

Audit and Corporate Governance Committee

Membership of the Audit and Corporate Governance Committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of the King III Code, which becomes effective in March 2010, and the requirements of Companies Act 71, of 2008, which is expected to become effective during 2010. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee's chairman, Prof Wiseman Nkuhlu is the board's financial expert. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

The committee is guided by its terms of reference. The mandate as delegated by the board is ensuring integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the group.

The selection of external auditors, recommendation of their appointment to shareholders and the determination of their fees, policy procedures for approving non-audit work and checking and satisfying itself about independence of the external auditors is one of the functions of the committee. To this end, the committee holds private discussions with the external auditors and conducts an annual formal assessment on the independence of the auditors. In line with this, at its meeting in February 2010 and after due consideration of all relevant facts, the committee expressed satisfaction that the external auditor is independent of the company and was so during the financial period under review to and including the date of this report.

The group internal audit manager has unrestricted access to both the Chief Executive Officer and the Chief Financial Officer, the board chairman and the chairman of this committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit department, are governed by a formal internal audit charter approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.

The committee meets regularly with the external audit partner, the group's internal audit manager and the Chief Financial Officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the Sarbanes-Oxley Act are met, as well as advising the board on the effectiveness of the risk management system.

In addition, the committee reviews fraud prevention policies and processes. The investigations of the reports made through the “whistle blowing” process and the actions taken are reviewed and monitored by the committee on at least a quarterly basis.

The committee oversees the company’s integrated reporting and in that regard reviews the financial aspects of the sustainability report to ensure accuracy and reliability of information. It also reviews the non-financial information to ensure it conforms to the financial information. To facilitate the committee’s role in relation to the integrated reporting, the chairman was appointed to the Safety, Health and Sustainable Development Committee with effect from October 27, 2009. The 2009 Sustainability Review was reviewed and recommendation was made for its release to stakeholders.

At its meeting held in February 2010, the committee recommended the appointment of Ernst & Young Inc. as the auditors. Their appointment will be taken to shareholders for approval at the annual general meeting to be held on May 7, 2010.

The committee held four scheduled quarterly meetings during 2009 as detailed below. In addition, two sub-committee meetings were held. All members attended those meetings they were entitled to attend.

	Number of meetings attended
LW Nkuhlu (chairman)	3/3
FB Arisman (acting chairman in the absence of Prof Nkuhlu)	4/4
RP Edey	4/4
JH Mensah	2/2

Messrs Cutifani and Venkatakrishnan attended all meetings by invitation.

The NYSE listing rules require that the board determine whether a member of the committee's simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company's audit committee. Professor Nkuhlu, the chairman of the committee, is a member of one (2008: two) other public companies' audit committees but is not its chairman.

After having considered all relevant facts, and given his professional knowledge and skills, the board concluded that the simultaneous service on another audit committee and membership on the Financial Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) by Prof Nkuhlu has not impaired his ability to diligently execute his responsibilities to the committee and the board of AngloGold Ashanti. The members of the Audit and Corporate Governance Committee were all re-appointed to serve as members of the committee by the board to hold office for the next financial year.

Remuneration Committee

The objectives, responsibilities and composition of the Remuneration Committee has been more fully described above. See "6B. COMPENSATION - Remuneration report".

Nominations Committee

The appointment of directors is a matter for the board as a whole but the Nominations Committee, whose membership comprises solely of independent non-executive directors, is responsible for identifying and recommending suitable candidates for appointment to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the Chief Executive Officer and board chairman.

The committee met twice during 2009. All members attended those meetings that they were entitled to attend with the exception of Messrs Mensah and Nairn each of who were unable to attend one meeting. Prof. Nkuhlu and Mr Pityana were each recused from attending one meeting.

	Number of meetings attended
RP Edey (chairman)	2/2
FB Arisman	2/2
RE Bannerman	1/1
JH Mensah	0/1
TJ Motlatsi	2/2
WA Nairn	1/2
LW Nkuhlu	1/1
SM Pityana	1/1

Mr Cutifani attended both meetings as an invitee.

Safety, Health and Sustainable Development Committee

The Safety, Health and Sustainable Development Committee oversees the company's performance regarding safety, health and the environment, and its social interaction with the communities in which it operates. This committee is also responsible for establishing targets in relation to each of these areas. Safety, health and environmental performance and relations with government, community members and other stakeholders, form an integral part of operational management.

Membership of the committee comprises non-executive directors and the Chief Executive Officer. Its meetings are attended by several members of the executive team and other officers of the company. During 2009 the committee deliberated on the safety concerns faced by the company's South African mines and in particular, on the strategies and methodologies that will enhance the safety and security of all company employees.

Four scheduled quarterly meetings were held during 2009. All members attended those meetings that they were entitled to attend with the exception of Dr Motlatsi who was unable to attend one. Prof Nkuhlu was appointed to the committee in October 2009.

	Number of meetings attended
WA Nairn (chairman)	4/4
M Cutifani	4/4
JH Mensah	2/2
TJ Motlatsi	3/4
LW Nkuhlu	1/1
SM Pityana	4/4

Messrs Arisman and Edey attended all meetings of the Safety, Health and Sustainable Development Committee by invitation.

Transformation and Human Resources Development Committee

The committee is responsible for overseeing the company's performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company, including the monitoring of the Mining Charter in its entirety and all legislative requirements impacting on the company's right to mine at all its operations. The committee is also responsible for employee skills development in a manner that seeks to develop and retain talent, and to provide employees with the opportunity to enhance their skills and knowledge.

The committee held four scheduled quarterly meetings in 2009. All members attended those meeting that they were entitled to attend, with the exception of Dr Motlatsi who was unable to attend one meeting, and Mr Nairn who was unable to attend two meetings.

	Number of meetings attended
TJ Motlatsi (chairman)	3/4
FB Arisman	4/4
RE Bannerman	2/2
M Cutifani	4/4
WA Nairn	2/4
SM Pityana	4/4

Investment Committee

This committee is responsible for overseeing and reviewing AngloGold Ashanti's strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects. The membership of the committee comprised Mr RP Edey (chairman), Mr M Cutifani, Mr WA Nairn, Mr Pityana, Mr S Venkatakrishnan and Mr JH Mensah who retired from the board on May 15, 2009. The committee met on May 11, 2009 and all members were present.

Party Political Donations Committee

The membership of the Party Political Donations Committee comprises the South African resident independent non-executive directors, namely, Mr WA Nairn, Prof LW Nkuhlu, Mr SM Pityana and is chaired by the deputy chairman of the board, Dr TJ Motlatsi. The committee determines the funding of political parties in South Africa in accordance with principles set out in the political donations policy adopted by the board on April 29, 2003. The committee met once during the year, on February 3, 2009, at which all members were present. Mr WA Nairn was appointed a member of the committee at that meeting.

In line with the company’s policy on political donations which seeks to support a strong democracy and good governance, the committee approved a donation of R4 million which was distributed to six South African political parties intended as the company’s contribution to the democratic elections held in South Africa during 2009. The criteria for allocation of the funds was in line with the company’s policy and was based on an assessment of the capacity of each of the parties to contribute meaningfully to the democratic debate and to the generation of policy ideas for public consideration and further, capacity to contribute constructively to building a culture of executive accountability and parliamentary oversight.

Special purpose board committees

As and when required, the board may appoint a special purpose board committee. In March 2008, the Financial Analysis Committee was formed to address the funding requirements of the company, namely the rights offer. The committee was dissolved on July 7, 2008 following the close of the rights offer and reconstituted on July 9, 2009. Members of the committee comprise FB Arisman (chairman), RP Edey, LW Nkuhlu and SM Pityana. One meeting of the committee was held during 2009 which was attended by all members except Prof Nkuhlu who was unable to attend. Mr Venkatakrishnan attended the meeting as an invitee.

Executive Committee

This committee is chaired by Mr Cutifani, the Chief Executive Officer and comprises members of the executive mangement. The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategic review of the company's values, safety performance, operation and exploration profiles and financial status.

Treasury Committee

The Treasury Committee is a sub-committee of the audit and corporate governance committee. Its membership comprises of two non-executive directors, the Chief Financial Officer and a number of employees whose duties are relevant to the role and functions of the committee. It is chaired by the chairman of the audit and corporate governance committee and its main role is to monitor and mitigate financial risks. The committee held two meetings during the year under review.

Disclosures Committee

AngloGold Ashanti believes in the dissemination of credible, accurate and verifiable information. Accordingly, a Disclosures Committee, comprising senior management, has been established to manage compliance with the company's continuous disclosure obligations and communications policy. The committee ensures that adequate guidelines are put in place to facilitate the process of material disclosure of company information, and bears responsibility for certain categories of information gathering and processes.

6D. EMPLOYEES

The average number of attributable employees (including contractors) in the AngloGold Ashanti group over the last 3 financial years was:

	2009	**2008**	**2007**
Southern Africa	38,003	37,609	37,385
Continental Africa	14,689	15,162	15,307
Australasia	1,776	1,198	781
North America	562	421	405
South America	5,322	5,167	5,369
Other*	3,012	3,338	2,275
Total	63,364	62,895	61,522

** Primarily centralized and corporate services.*

Labor relations and collective bargaining

AngloGold Ashanti recognizes the fundamental right of freedom of association of all employees and contractors, and adheres to collective bargaining agreements with due regard to the relevant legislation in the countries in which it operates. Relations with organized labor are founded on mutual respect, and wage negotiations are conducted in line with the company's values.

Approximately 83 percent of AngloGold Ashanti's employees are either members of a union or are catered for through collective bargaining agreements. Exceptions are the United States and Australia, where employees are not members of unions, but where a high degree of employee participation in wage discussions is encouraged. Wage settlements are specific to each jurisdiction in which AngloGold Ashanti operates and the company's approach is to ensure that agreements are fair but realistic, taking into account the local economic context and the impact of any settlement on the long-term viability of the business.

In 2009 wage settlements were reached without disruption to labor. In South Africa, a two-year wage settlement was reached in July. In Ghana and Guinea, settlements were reached without the loss of production, however, the negotiation processes were protracted and several months were required to reach agreement.

In response to the industrial relations environment and the sometimes volatile economic and political context in which the company operates in West Africa, an integrated strategy for collective bargaining is being implemented, with the aim of creating a framework within which the company and organized labor can improve their relationship and, through collective bargaining, agree on conditions of employment in an efficient and mutually beneficial manner. The approach is a holistic one, where issues relating to the political, economic and social environment are considered in the development of this strategy.

A pro-active approach to labor relations, integrated with other management initiatives, has been adopted at AngloGold Ashanti's operations in Argentina, where the uncertain political and economic climate has the potential to affect relations between the various labor groups and between management and employees. Frequent dialogue with union leaders at local, provincial and national level has taken place during the year. The climate among employees is also monitored, and management communicates proactively with employees to ensure that they are well informed about their conditions of employment.

At a group level, in an undertaking to promote internationally accepted labor relations and human resource practices at AngloGold Ashanti's operations around the world, a global agreement was signed between the International Federation of Chemical, Energy, Mine and General Workers' unions (ICEM) and the company. The agreement sets out the commitment of both parties to respect and advance the principles and values of internationally-accepted labor relations and human resource practice, including the relevant ILO conventions and the principles of GRI and the UNGC. Its objective is to enhance principles or practices established by local regulation and collective bargaining processes at operations managed directly by AngloGold Ashanti. Provision is also made in the agreement for ongoing dialogue between the company and the ICEM at corporate level.

6E. SHARE OWNERSHIP

DIRECTORS' INTERESTS IN SHARES

At December 31, 2009, the members of AngloGold Ashanti's board of directors beneficially held the aggregate of 29,198 ordinary shares of the company (not including stock options or other equity awards), which represented 0.0080 percent of the company's issued share capital at that date. The interests of the directors in the ordinary shares of the company at December 31, 2009 are shown below. There have been no changes in the interests since December 31, 2009.

	Beneficial	
	Direct	**Indirect**
	December 31, 2009	
Executive directors		
M Cutifani	10,000	–
S Venkatakrishnan	10,351	–
Total	20,351	–
Non-executive directors		
FB Arisman	–	4,984
RP Edey	–	3,063
LW Nkuhlu	–	800
Total	–	8,847
Grand total	20,351	8,847

SHARE OWNERSHIP OF EXECUTIVE OFFICERS/EXECUTIVE MANAGEMENT

Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers/executive management in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate; do not exceed 1 percent of the company's issued ordinary share capital.

SHARE OWNERSHIP OF EMPLOYEES

At a general meeting of shareholders held on December 11, 2006, members approved the creation of 4,280,000 E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

ANGLOGOLD SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which executive directors, executive officers and managers of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivize such employees to identify themselves more closely with the fortunes of the group and its continued growth and to promote the retention of such employees.

Non-executive directors are not eligible for participation in the share incentive scheme.

The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75 percent of the total number of ordinary shares in issue at any time. At December 31, 2009, 9,961,618 ordinary shares (2008: 9,720,794) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5 percent of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375 percent of the total number of ordinary shares in issue) – at December 31, 2009, a maximum of 498,080 ordinary shares per employee could be issued in aggregate (2008: 486,040).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.

Although the Remuneration Committee has the discretion to incentivize employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the annual general meeting held on April 30, 2002, when it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on February 1, 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.

Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20 percent each in years two, three and four and 40 percent in year five. As of the date of this report, all options granted and outstanding have vested in full.

Performance-related

The granting of performance-related options was approved by shareholders at the annual general meeting held on April 30, 2002 and amended at the annual general meeting held on April 29, 2005 when it was agreed that no further performance related options would be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.

Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on November 1, 2007.

Bonus Share Plan (BSP)

The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on April 29, 2005 and amended at the general meeting held on May 6, 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and onwards, the vesting period has been shortened to 40 percent in year one and

60 percent in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120 percent of awards granted will be available for exercising.

Long-Term Incentive Plan (LTIP)

The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting date.

PARTICIPATION BY EXECUTIVE DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MANGERS IN THE ANGLOGOLD SHARE INCENTIVE SCHEME

Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers during the year to December 31, 2009 are listed in the table below:

	M Cutifani	Venkat[(1)]	Executive Management[(2)]	Other Management	Total Schemes
Granted and outstanding at January 1, 2009					
- Number[(3)]	39,440	62,027	433,488	2,906,841	3,441,796
Granted during the year					
- Number	60,687	36,029	172,020	932,379	1,201,115
Exercised during the year					
- Number	_	(8,564)	(92,452)	(1,030,900)	(1,131,916)
- Pre-tax gain at date of exercise – R'000	_	2,621	20,370	169,445	192,436
Lapsed during the year					
- Number	_	(7,308)	(27,123)	(248,880)	(283,311)
Held at December 1, 2009					
- Number[(4)]	100,127	82,184	485,933	2,559,440	3,227,684
Latest expiry date	Feb 16, 2019	Feb 16, 2019	Feb 16, 2019	Feb 16, 2019	

(1) Mr Venkatakrishnan (Venkat) applied all the after tax proceeds from the sale of his share options to acquire 5,130 ordinary shares (2008: 4,569) in AngloGold Ashanti.

(2) Of the 92,452 options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in the company (2008: of the 15,563 options exercised, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares).

(3) As a result of the change in status, the following movements to opening balances were made:
– From executive management status to other management – 17,099 options/awards

(4) Of the 3,227,684 options/awards granted and outstanding at December 31, 2009, 983,094 options/awards are fully vested.

Awards granted to executive directors and executive management in February 2010 is as follows:

	BSP	LTIP
M Cutifani	27,146	50,548
Venkat	15,074	25,543
Total executive management	102,164	167,609

OPTIONS AND RIGHTS

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year January 1, 2009 to December 31, 2009 is:

	Time-related	Performance-related	Bonus share plan	Long-term incentive plan	Total	Ordinary shares issued
At January 1, 2009	116,491	1,389,833	945,027	990,445	3,441,796	4,968,504
Movement during the year						
– Granted	-	-	666,541	534,574	1,201,115	
– Exercised	(88,239)	(725,620)	(246,872)	(71,185)	(1,131,916)	1,131,916
— Lapsed/expired	-	(24,238)	(68,988)	(190,085)	(283,311)	
At December 31, 2009	28,252	639,975	1,295,708	1,263,749	3,227,684	6,100,420
Average exercise/issue price per share - R	146.28	241.28	249.07	253.60		

Effective October 15, 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings Requirements. AngloGold Ashanti is required to amend the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75 percent of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only has to be in place by January 1, 2011, AngloGold Ashanti will be seeking shareholder approval at the annual general meeting to be held on May 7, 2010 to grant to the directors, authority to issue up to 17,000,000 shares (approximately 5 percent of issued capital at December 31, 2009) which is management's estimate of options/awards to be granted over the next three years, including options/awards granted and outstanding as at December 31, 2009. The total number of options/awards that may be issued in aggregate to any one participant to the scheme will remain at 5 percent of the total number of shares attributable to the scheme.

Also effective October 15, 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as affected by this Listings Requirements rule change:

DETAILS	OPTIONS / AWARDS
Total number of options attributable to the scheme at December 31, 2009*	9,961,618
Less:	
– Total number of options/awards granted and outstanding at December 31, 2009	(3,227,684)
– Total number of options/awards exercised:	
- During the period October 15, 2008 to December 31, 2008	(101,013)
- During the period January 1, 2009 to December 31, 2009	(1,131,916)
Total shares available but unissued at December 31, 2009	5,501,005

* *Based on the shares attributable to the share incentive scheme without taking cognizance of the proposed change.*

Analysis of options and rights outstanding at December 31, 2009

HOLDING			HOLDERS	NUMBER OF OPTONS
1	to	100	125	8,236
101	to	500	741	230,488
501	to	1,000	288	196,359
1,001	to	5,000	237	473,471
5,001	to	10,000	56	410,562
10,001	to	100,000	78	1,808,441
	over	100,000	1	100,127
Total			1,526	3,277,684

ITEM 7: SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OVERVIEW

DESCRIPTION OF ANGLOGOLD ASHANTI'S SHARE CAPITAL

AngloGold Ashanti's share capital consists of four classes of stock:

- Ordinary shares, par value 25 South African cents each (the "ordinary shares");
- E-Ordinary shares, par value 25 South African cents each (the "E-ordinary shares");
- A redeemable preference shares, par value 50 South African cents each (the "A preference shares"); and
- B redeemable preference shares, par value 1 South African cent each (the "B preference shares").

At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in the company's authorized ordinary share capital from 400,000,000 to 600,000,000 ordinary shares.

The authorized and issued share capital of AngloGold at December 31, 2009, is set out below:

Title of class	Authorized	Issued
Ordinary shares	600,000,000	362,240,669
E-Ordinary shares	4,280,000	4,280,000
A preference shares	2,000,000	2,000,000
B preference shares	5,000,000	778,896

All the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti. For a discussion of rights attaching to the ordinary shares, E ordinary shares, the A redeemable preference shares and the B redeemable preference shares, see "Item 10B.: Memorandum and Articles of Association".

The following are the movements in the issued share capital at December 31:

Ordinary shares

	Number of shares	Rand	Number of shares	Rand	Number of shares	Rand
	2009		2008		2007	
At January 1	353,483,410	88,370,853	277,457,471	69,364,368	276,236,153	69,059,038
Issued during year						
– $500 million equity raising	–	–	–	–	–	–
– Rights offer	–	–	69,470,442	17,367,611	–	–
– Golden Cycle acquisition	–	–	3,181,198	795,299	–	–
– São Bento acquisition	–	–	2,701,660	675,415	–	–
– Equity offering to fund the initial 35 percent interest in the Kibali gold project	7,624,162	1,906,041	–	–	–	–
– Bokamoso ESOP and BEE transaction	–	–	–	–	31,410	7,852
– Bokamoso ESOP on conversion of E ordinary shares	1,181	295	94	24	8,026	2,007
– Exercise of options by participants in the AngloGold Share Incentive Scheme	1,131,916	282,979	672,545	168,136	1,181,882	295,471
At December 31	362,240,669	90,560,167	353,483,410	88,370,853	277,457,471	69,364,368

During the period January 1, 2010 to and including April 14, 2010, 140,184 ordinary shares were issued at an average issue price of R282.88 per share, resulting in 362,380,853 ordinary shares being in issue at April 14, 2010. Of the 140,184 ordinary shares issued during the period January 1, 2010 to and including April 14, 2010, no ordinary shares were issued on conversion and cancellation of 85,636 E ordinary shares in accordance with the applicable conversion formula.

E ordinary shares

On December 11, 2006, shareholders in general meeting authorized the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction (BEE transaction). All E-ordinary shares have been issued.

	Number of shares	Rand	Number of shares	Rand	Number of shares	Rand
	2009		2008		2007	
At January 1	3,966,941	991,735	4,140,230	1,035,057	4,185,770	1,046,443
Issued during year to the:						
– Bokamoso ESOP Trust	–	–	–	–	94,230	23,557
– Cancelled in exchange for ordinary shares in terms of the cancellation formula	(171,943)	(42,986)	(173,289)	(43,322)	(139,770)	(34,943)
At December 31	3,794,998	942,323	3,966,941	991,735	4,140,230	1,035,057

In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorized but unissued share capital of the company.

In 2009, E ordinary share capital amounting to R17,505,881 in respect of 138,059 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares are not exchanged for ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.

On November 1, 2009, the first tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings (Pty) Limited ("Izingwe") vested. In terms of the rules pertaining to the E ordinary shares, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP, vesting will be deferred until May 1, 2010 at which time the E ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E ordinary shares issued to Izingwe, and in accordance with the rules pertaining to the E ordinary shares, notice was received from Izingwe deferring vesting. Izingwe has, during the period November 1, 2009 to and including May 1, 2010 (the "extended vesting period"), the option to exercise its rights to exchange the E ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the calculation formula. Any E ordinary shares that are unexercised during the extended vesting period will be cancelled.

During the period January 1, 2010 to and including April 14, 2010, no ordinary shares were issued on conversion and cancellation of 85,636 E ordinary shares in accordance with the applicable conversion formula, resulting in E ordinary share capital amounting to R10,858,644 being transferred to ordinary share capital.

Redeemable preference shares

The A and B redeemable preference shares (issued of 2,000,000 and 778,896, respectively), all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realization of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

7A. MAJOR SHAREHOLDERS

Paulson & Co. Inc, an investment management company, based in the United States holds 42,849,864 AngloGold Ashanti ADRs or approximately 11.83 percent of the issued share capital. Paulson acquired its shares from Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc when that company divested from AngloGold Ashanti in March 2009. In addition, Allan Gray Unit Trust Management Limited holds a total of 36,689,809 AngloGold Ashanti shares, representing 10.13 percent of the issued share capital.

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5 percent of the ordinary share capital of the company during the periods December 31, 2009, 2008 and 2007:

Ordinary shares held at	**December 31, 2009**		**December 31, 2008**		**December 31, 2007**	
Shareholder*	**Number**	**% voting rights**	**Number**	**% voting rights**	**Number**	**% voting rights**
Paulson & Co., Inc	42,849,864	11.83	Not disclosed		Not disclosed	
Allan Gray Unit Trust Management Limited	36,689,809	10.13	42,865,757	12.13	26,369,033	9.51
Public Investment Corporation of South Africa	17,308,397	4.78	19,453,308	5.53	26,937,476	9.71
NWQ Investment Management LLC Co	12,312,563	3.40	21,219,474	6.00	Not disclosed	
Tradewinds Global Investors LLC	10,268,839	2.83	31,442,064	8.89	22,858,453	8.25
Anglo American plc (AA plc)	–	–	57,175,183	16.17	46,002,929	16.58

** Shares held may not necessarily reflect the beneficial shareholder.*

At December 31, 2009, a total of 176,762,305 (or 48.80 percent of issued ordinary share capital) was held by The Bank of New York Mellon, as Depositary for the company's American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share. At December 31, 2009, the number of persons who were registered holders of ADSs was reported at 3,877. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2009, there were 13,747 holders of record of AngloGold Ashanti ordinary shares. Of these holders 370 had registered addresses in the United States and held a total of 67,859 ordinary shares, approximately 0.0187 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At April 14, 2010,181,830,245 ADSs, or approximately 50.17 percent of the total issued ordinary share capital, were issued and outstanding and held of record by approximately 3,835 registered holders .

Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

7B. RELATED PARTY TRANSACTIONS

Related party transactions are concluded on an arm's length basis. The group had the following transactions with related parties during the years ended December 31, 2009, 2008 and 2007:

	December 31, 2009		December 31, 2008		December 31, 2007
(in millions)	**Purchases (by)/from related party**	**Amounts owed to/ (by) related party**	**Purchases (by)/from related party**	**Amounts owed to/ (by) related party**	**Purchases (by)/from related party**
	$	**$**	**$**	**$**	**$**
Related party transactions of equity accounted joint ventures and associates					
AGA Polymetal Strategic Alliance	–	(3)	–	(3)	–
Margaret Water Company	1	–	1	–	–
Oro Group (Proprietary) Limited	–	(2)	–	(2)	–
Société d'Exploitation des Mines d'Or de Sadiola S.A.	(10)	(3)	(5)	(2)	(7)
Société d'Exploitation des Mines d'Or de Yatela S.A.	(3)	–	(1)	(1)	(3)
Société des Mines de Morila S.A.	(6)	(1)	(5)	(1)	(5)
Trans-Siberian Gold plc	–	(1)	–	(1)	(1)
Orpheo (Proprietary) Limited	–	(1)	–	–	–
AuruMar (Proprietary) Limited	–	(2)	–	–	–

Amounts owed to/due by joint venture related parties are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.

The loan balance due to Goldmed Medical Scheme of $1 million as of December 31, 2008, was repaid during 2009.

The AGA-Polymetal Strategic Alliance (joint venture) loan of $3 million advanced during 2008 is interest free and is repayable on demand at any time after profits have been generated by the joint venture.

The Oro Group (Proprietary) Limited loan of $2 million (2008: $2 million) bears interest at a rate determined by the Oro Group (Proprietary) Limited's board of directors and is repayable at their discretion.

The AuruMar (Proprietary) Limited loan of $2 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.

The Orpheo (Proprietary) Limited loan of $1 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.

The Company, which holds an equity interest of 29.7 percent (2008: 29.7 percent) in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a consideration of $40 million. The companies acquired consist of Amikan and AS APK.

In connection with the relocation of Roberto Carvalho Silva, a former executive director of the Company who retired in 2007, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company's subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. All outstanding balances were repaid on or about August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company's subsidiary to this company in respect of such services during 2007 was BRL634,023 ($329,055). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company effective July 2007.

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8: FINANCIAL INFORMATION

8A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

See "Item 18: Financial statements".

LEGAL PROCEEDINGS

No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.

In the previous 12 months, there have been no governmental, legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the recent past, a significant effect on AngloGold Ashanti or its group's financial position or profitability.

The company is involved in, amongst other less material matters, the following cases:

- In **South Africa**:
  - an action was instituted by Mr. Thembekile Mankayi, claiming approximately R2.6 million (approximately $0.27 million) for damages allegedly suffered by him through contracting silicosis while employed in mines now owned by AngloGold Ashanti. An exception was filed by AngloGold Ashanti against the claim, which was argued at a hearing in February 2008 and upheld in the judgment delivered in June 2008. The plaintiff was granted leave to appeal the judgment, and the appeal was heard by the Supreme Court of Appeal (SCA) on March 4, 2010. The SCA ruled in favor of the company and dismissed the appeal. This finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not have an additional civil claim against their employer. If the appellant wants to appeal against the decision of the SCA, he will have to apply for leave to appeal within 15 days of the order of the SCA, that is before April 23, 2010.
  - In a similar action, claims have been lodged by 19 plaintiffs against Anglo American Corporation of South Africa regarding damages resulting from lung diseases allegedly contracted during the plaintiffs' former employment with Anglo American. Exceptions filed by Anglo American against 10 of the claims were upheld reducing the number of claims to nine. Pleadings have closed in these matters, and no trial date is expected until the first quarter of 2011.
  - action has been instituted by a group of AngloGold Ashanti pensioners against the company for introducing a CPIX cap to post retirement health care contributions by the company. The company maintains that its action is justifiable and fair given the circumstances and precedent. Summons has been issued by the plaintiffs demanding that AngloGold Ashanti restore the level of contributions to what pertained before the introduction of the cap. The company excepted to the summons on the basis of it being vague and embarrassing which exception was heard on February 18, 2008 and dismissed. AngloGold Ashanti is waiting for a court date.
  - action has been instituted by a former employee against AngloGold Ashanti Health Services (Pty) Limited, a wholly-owned subsidiary of AngloGold Ashanti, for damages allegedly caused as a result of AngloGold Ashanti Health Services failing to obtain appropriate consent to conduct an HIV/AIDS test and thereafter failing to inform the plaintiff appropriately of the outcome. The plaintiff is demanding damages in the amount of approximately R2 million (approximately $0.21 million). The trial date has been set for August 15, 2010.
- In **Ghana:**
  - Westchester/Africore Limited instituted action against Ashanti Goldfields Company Limited (Ashanti) in the High Court in Accra claiming damages for breach of Exploration and Option Agreement. A provision in the Agreement states that the parties should settle the matter by arbitration under the Arbitration Act of Ghana. In February 2002, the court directed the plaintiffs to seek arbitration as stipulated in the Agreement. The plaintiffs requested arbitration under the International Chamber of Commerce (ICC). Ashanti raised jurisdictional objections, which the ICC supported. The plaintiffs subsequently applied to pursue the matter through arbitration in Ghana. AngloGold Ashanti nominated an arbitrator in August 2006 and notified the plaintiffs accordingly. The plaintiffs then unilaterally pulled out of the arbitration and filed a Notice to maintain

the action in the High Court. AngloGold Ashanti has filed its defense and the trial has commenced. The Plaintiffs sought leave of court to amend their Statement of Claim and to call in an expert witness. The matter was adjourned to June 7, 2010 due to the absence of the Plaintiff's expert witness.

- a group calling itself Ashanti Miners' Club formed by ex-contract workers are claiming that the company should pay them compensation because their salaries were not aligned to the United States dollar and that they should have been paid as permanent employees during the subsistence of their contracts with the company. The matter was taken to arbitration with the Ministry of Manpower Development and Employment in Ghana appointing a sole arbitrator to arbitrate and make an award. The award by the arbitrator was generally in favor of the company. The plaintiffs took further action, claiming that they were dissatisfied with the findings and award of the arbitrator. The parties are attempting an out of court settlement.

- Appiah Agyei Boateng and 272 others, claiming to be the employees of AngloGold Ashanti petitioned the National Labor Commission (NLC) for the payment of their gratuities. The basis of their claim was that they were at all material times employees of AngloGold Ashanti (Ghana) Limited and that they have been transferred to Mining and Building Contractors Limited (MBC), an independent construction firm, without their consent. MBC have appeared before the NLC and confirmed AngloGold Ashanti's position that the petitioners were at all material times the employees of MBC. On August 20, 2008, the NLC found in favor of the petitioners. AngloGold Ashanti then initiated proceedings in the High Court seeking to have the NLC decision set aside. Hearing has begun and AngloGold Ashanti's first witness has been cross-examined by both the defendants' counsel. The matter has been adjourned to April 14, 15 and 16, 2010 for hearing to continue.

- R-Co made a claim against the company in the Ghana Arbitration Center in the amount of GBP1.63 million (approximately $2.4 million). The claim is in respect of alleged losses suffered by R-Co as a consequence of AngloGold Ashanti terminating a supply contract under which R-Co provided certain personal protective equipment and related services to AngloGold Ashanti. The point of disagreement between R-Co and the company is in the interpretation of the limitation of liability clause of the supply contract. AngloGold Ashanti's position is that R-Co is claiming losses that were not contemplated by the supply contract and did not mitigate any losses that would be recoverable under the supply contract. A preliminary hearing has been conducted with R-Co having submitted their statement of case and AngloGold Ashanti having filed its statement. The hearing will continue on April 14, 2009.

- In **Tanzania:**

  - Joshua Manyero and 36 others have instituted action against Geita Gold Mining Company (GGM). It is a representative lawsuit whereby the claimants claim to have received Tshs 185,045,482.00 in compensation but they claim to be entitled to a payment of Tshs 3.6 billion. They are suing for the balance of Tshs 3.6 billion (approximately US$2.8 million). Leave to file a representative suit was granted and the matter has been set down for mention in the courts during 2010.

  - Jackson Manyelo and others have applied to file a representative suit against GGM. They claim to have been affected by the Katoma blasting and they allege that they have suffered damages in the amount of Tshs 9.6 billion (approximately $7.5 million). The application for a representative suit was granted and a suit has been filed. The matter has been set down for mention in the courts in April 2010.

- In **Mali**, DESIMONE initiated a forced intervention action against the company. The South African company ANSER entrusted MAED of Shore Limited with the construction of the Yatela Gold Plant. The company MAED in turn subcontracted with DESIMONE for the carrying out of work in the operating plant. After carrying out the work, MAED was not able to pay the invoices submitted to it by DESIMONE. Thus, in order to get its invoices settled, it issued a writ against AngloGold Ashanti for a forced intervention because the work was carried out for AngloGold Ashanti. The amount involved is approximately $3.5 million. AngloGold Ashanti is disputing the claim.

- In **Brazil**, the company has various tax disputes:

  - Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás on the export of gold shipments, which the tax authorities claim were not authorized by a special agreement (TARE). In November 2006 the administrative council's second chamber ruled in favor of MSG and cancelled the tax liability. The State of Goiás appealed this decision. A second assessment was issued on the same grounds as the first in October 2006. The amounts involved are $46.6 million for the sales tax on gold deliveries and $28.7 million relating to VAT.

- MSG received an assessment in October 2003 in the amount of $8.8 million from the State of Minas Gerais relating to sales tax on gold returned from a branch in Minas Gerais to the company's head office in the State of Goiás.
- The company received 4 Federal tax assessments, including income tax and annual property taxes, based on owernship of properties outside of urban perimeters and VAT. The amounts involved are $3.3 million for Mineração Morro Velho Ltda (MMV), $1.2 million of AngloGold Ashanti Brasil Mineração Ltda (AGABM) and $0.42 million for MSG. The company believes that the risk of loss is remote.
- Fifteen federal tax assessments in the amount of $10.1 million for MMV, AGABM and MSG were received. These assessments include income tax and annual property taxes, based on ownership of properties outside of urban perimeters, and a social contribution.
- MMV received 4 federal tax assessments in the amount of $4.2 million related to VAT and social contributions. The company is of the view that the of loss to MMV is remote.
- AGABM received 2 tax assessments from the state government claiming lack of VAT collection on indirect imports and 5 tax assessments on social contributions, all amounting to $4.7 million. It is believed that the risk of loss to AGABM is remote.
- AGABM, received in late November 2009 a tax assessment issued by DNPM (a Federal Mining entity) in the amount of $26.4 million (R$41.2 million) as a result of a tax inspection initiated in August 2007. The inspection by DNPM covered the period 1991 to 2006 and was part of a nationwide action focused on the calculation and payment of the CFEM (a financial contribution on mining exploitation) by all mining companies. This matter is before the administrative court and AngloGold Ashanti believes that there is a remote risk of loss to AGABM.
- AGABM has been accused of failing to pay certain required payments towards the social security (INSS) system for the period from 1997 to 2004. The amount involved is $2.4 million. This matter is before the administrative court.
- As an exporter, AGABM is entitled to the Drawback Incentive, which provides for the suspension of taxes on certain imported products that will ultimately form part of exported products. The Government believes that imported products do not form part of the exported products (gold) and an assessment in the amount of $2.5 million was received in December 2008. The case will be heard by the judicial court but the company believes that there is a remote risk of loss to AGABM.
- During the period from 2001 to 2004 AngloGold Ashanti Córrego do Sítio Mineração S.A (AGACSM) deducted from its taxable revenue certain expenses that are being questioned by the tax authority; the company used some VAT credits to settle its debits which are being questioned by the tax authority; and CFEM and social contributions. The amounts involved are $4.4 million for which the risk is possible and $5.1 million, for which the risk of loss to the company is remote.
- AGABM has its own hydroelectric power system that generates electrical power for its own consumption. The system currently supplies the Quiroz Plant. The government is claiming VAT on the electric power transfer in the amount of $14.2 million. The case will be heard by the administrative court and AngloGold Ashanti believes that there is a remote risk of loss to AGABM.
- At MMV, the tax authorities have raised an assessment in the amount of $103.5 million based on the lack of *"Nota Fiscal"* (fiscal document) that should have been issued to support the transfer of ore from Cuiaba mine to the Quiroz Plant via an aerial ropeway. This occurred in a few instances between the periods 2002 and June 2004. The judicial court ruled in favor of MMV and the amount has been reduced to $430,000. The State of Minas Gerais has appealed the decision by the judicial court.

- In **Colombia**, in terms of Resolution 2410 of 2008 the Ministry opened an investigation against the company. In terms of Resolution 585 of 2009 the Ministry brought a list of charges against the company for carrying out exploratory activities without having processed the subtraction of the area from the forest reserve. On May 19, 2009 AngloGold Ashanti submitted a written response to the Ministry. In terms of Order 1743 of 2009 the Ministry decreed the submission of evidence. AngloGold Ashanti continues to engage with the Ministry.

- In the **USA**, the U.S. Environmental Protection Agency ("EPA") issued, on November 3, 2009, an information request letter to AngloGold Ashanti pursuant to EPA's authority under § 104 of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") related to the Nelson Tunnel/Commodore Waste Rock Pile Superfund Site in Mineral County, Colorado. AngloGold Ashanti filed a response with the EPA.

- In **Argentina**:

    - Room V of the Court of Appeals entered judgment confirming the Federal Administrative Tax Court's decision, whereby the Company's appeal was denied, thus ratifying the tax valuation method of considering the dividends distributed by the company in 2000 to be subject to income tax withholdings, in excess of the income assessed as provided by Income Tax Law's general regulations, even when such regulation was not in force when the company was benefited by the tax stability system established by Mining Investments Law No. 24, 196. On August 6, 2009 the Supreme Court found in favor of the company rejecting the Federal Administrative Tax Court's decision.

    - The Argentine government imposed an export duty of 5 percent on Cerro Vanguardia to the metal product that the company is exporting. This measure contradicts the fiscal stability right provided by Section 8 of the Mining Investments Law No. 24,196, a provision that has been duly and continuously applied to Cerro Vanguardia since August 16, 1996. The fiscal stability system regime under the Mining Investment Law has a thirty year guarantee. A Declarative Order was sought from the Federal Court in February 2008 together with a preliminary injunction. The injunction was rejected by the Court and the company appealed. The Court of Appeal rejected the injunction on April 22, 2008 and the case will now proceed on its merits.

Dividend policy

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year end financial performance. Dividends are recognized when declared by the board of AngloGold Ashanti and may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis.

Dividends declared to foreign shareholders are not subject to the approval by the South African Reserve Bank (SARB) in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Under South African law, the company may declare and pay dividends from any reserves included in total shareholder's equity (including share capital and share premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for capital expenditure and long-term growth, cash and debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

Withholding tax

On February 21, 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

8B. SIGNIFICANT CHANGES

None.

ITEM 9: THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

The following table sets out, for the periods indicate, the reported high and low market quotations for AngloGold Ashanti's ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

	JSE		NYSE[1]	
Year ended December 31	**High**	**Low**	**High**	**Low**
	(South African cents per ordinary share)		**(US dollars per ADS)**	
Annual information				
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
2008	34,900	15,011	51.35	13.37
2009	34,679	28,630	47.52	36.05
Quarterly information				
2008				
First quarter	34,900	24,801	51.35	30.50
Second quarter	31,145	23,053	40.91	28.75
Third quarter	28,300	17,201	36.65	21.01
Fourth quarter	28,460	15,011	28.49	13.37
2009				
First quarter	36,900	23,206	38.99	22.50
Second quarter	35,789	25,950	43.16	29.36
Third quarter	33,990	27,150	45.64	32.77
Fourth quarter	34,679	28,630	47.52	36.05
2010				
First quarter	33,000	26,640	44.68	34.11
Monthly information				
October 2009	34,000	28,630	46.56	36.05
November 2009	34,139	29,000	46.93	36.74
December 2009	34,679	29,800	47.52	39.50
January 2010	33,000	27,605	44.68	35.45
February 2010	30,328	26,640	39.35	34.11
March 2010	28,899	27,256	39.26	35.76
April 2010[2]	29,890	29,200	41.55	38.42

(1) Each ADS represents one ordinary share.

(2) Through April 14, 2010.

See "Item 7A.: Major shareholders" for the number of ADSs outstanding at December 31, 2009.

9B. PLAN OF DISTRIBUTION

Not applicable.

9C. MARKETS

NATURE OF TRADING MARKET

The principal trading markets for AngloGold Ashanti's ordinary shares are the New York Stock Exchange, in the form of ADSs, under the symbol "AU" and the JSE Limited, in the form of ordinary shares, under the symbol "ANG".

AngloGold Ashanti's ordinary shares are also listed on the London Stock Exchange under the symbol "AGD", Euronext Paris under the symbol "VA" and the Ghana Stock Exchange under the symbol "AGA". Its ordinary shares are also listed on the Australian Stock Exchange, in the form of Chess Depositary Interests (each representing one-fifth of an ordinary share) under the symbol "AGG", on the Ghana Stock Exchange, in the form of Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol "AADS" and quoted on Euronext Brussels in the form of unsponsored international depositary receipts under the symbol "ANG".

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10A. SHARE CAPITAL

ANGLOGOLD ASHANTI'S ORDINARY SHARES AND PREFERENCE SHARES

At the annual general meeting of shareholders held on May 15, 2009, shareholders approved an increase in the company's authorized ordinary share capital. AngloGold Ashanti's authorized and issued share capital as of December 31, 2009 and April 14, 2010 (being the latest practicable date prior to the publication of this document) is set out below:

		Issued	
Title of Class	**Authorized**	April 14, 2010	December 31, 2009
Ordinary shares	600,000,000	362,380,853	362,240,669
E ordinary shares	4,280,000	3,709,362	3,794,998
A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	5,000,000	778,896	778,896

All of the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2006 through December 31, 2009.

Period to	**Description**	**Number of Shares**
December 31, 2006		276,236,153
Ordinary shares issued during 2007	AngloGold Share Incentive Scheme	1,181,882
	Employee Share ownership program	31,410
	Employee Share ownership program – on conversion of E ordinary shares	8,026
December 31, 2007		277,457,471
Ordinary shares issued during 2008	AngloGold Share Incentive Scheme	672,545
	Employee Share ownership program – on conversion of E ordinary shares	94
	Acquisition of Golden Cycle Gold Corporation	3,181,198
	Rights offer	69,470,442
	Acquisition of São Bento Gold Company Limited	2,701,660
December 31, 2008		353,483,410
	AngloGold Share Incentive Scheme	1,131,916
	Employee Share ownership program – on conversion of E ordinary shares	1,181
	Equity offering to fund the initial effective 35 percent interest in the Kibali gold project	7,624,162
December 31, 2009		362,240,669

The table below details changes in the E-ordinary issued share capital of AngloGold Ashanti since December 31, 2006 through December 31, 2009.

Period to	Description	Number of Shares
December 31, 2006		4,185,770
2007 E-ordinary shares movement	Issued to the Bokamoso ESOP Trust	94,230
	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(139,770)
December 31, 2007		4,140,230
2008 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(173,289)
December 31, 2008		3,966,941
2009 E-ordinary shares movement	Cancelled and exchanged for ordinary shares in accordance with the cancellation formula	(171,943)
December 31, 2009		3,794,998

E-ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E-ordinary shares which are cancelled may not be re-issued and therefore, does not form part of the unissued share capital of the company.

Of the 171,943 E-ordinary shares which were cancelled during 2009, 138,059 E-ordinary shares were cancelled without ordinary shares being issued. E-ordinary shares are not exchanged for ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E-ordinary share as calculated in accordance with the cancellation formula.

On November 1, 2009, the first tranche of the E-ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings (Pty) Limited (Izingwe) vested. In terms of the rules pertaining to E ordinary shares, if at the date of the vesting the cost price of the E-ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E-ordinary shares will be deferred. In respect of the Bokamoso ESOP, vesting will be deferred until May 1, 2010 at which time the E-ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E-ordinary shares issued to Izingwe, and in accordance with the rule pertaining to E ordinary shares, notice was received from Izingwe deferring vesting. Izingwe has, during the period November 1, 2009 to and including May 1, 2010 (the extended vesting period), the option to exercise its rights to exchange the E-ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the calculation formula. Any E-ordinary shares that are unexercised during the extended vesting period will be cancelled.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

REGISTRATION

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Registrar of Companies under registration number 1944/017354/06. AngloGold Ashanti's memorandum of association provides that the company's main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

AngloGold Ashanti is governed by its articles of association which document is available for inspection as set out in "Item 10H.: Documents on Display" and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti's ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti's governing corporate documents. As well as being governed by the provisions of the articles of association, the rights of holders of AngloGold Ashanti's ordinary shares are governed by the South African Companies Act 61 of 1973, as amended, which is referred to as the Companies Act, the South African Securities Regulation Code on Take-Overs and Mergers and the JSE Listing Requirements. In addition, the South African Companies Act 71 of 2008, which is referred to as the 2008 Companies Act, was signed by the President of the Republic of South Africa on April 8, 2008 and will replace the Companies Act upon its commencement, which is expected to occur during 2010. Further, the rights of holders of AngloGold Ashanti ADSs are governed by the Deposit Agreement between AngloGold Ashanti and The Bank of New York Mellon. See "– Share Rights, Preferences and Restrictions – The Deposit Agreement".

The founding document of a company under the 2008 Companies Act will be the Memorandum of Incorporation, which will replace what is currently the memorandum and articles of association. The memorandum and articles of association of an existing company will continue to be effective for two years notwithstanding any conflicts between the memorandum and articles of association and the 2008 Companies Act and can continue to be effective beyond two years if there is no conflict between the memorandum and articles of association and the 2008 Companies Act.

The 2008 Companies Act provides that ordinary shares will no longer have a par or nominal value. It is expected that regulations will be passed to provide for the transition of existing par value shares to no par value shares. Such regulations are obliged to preserves the rights of the existing shareholders and provide for the company to compensate its shareholders for any loss of any such rights. Additionally, under the 2008 Companies Act, a new class of shares referred to as "unclassified shares" may be created. The rights and terms that will attach to "unclassified shares" are to be determined by the directors of a company.

DIRECTORS

The management and control of any business of AngloGold Ashanti is vested in the directors who, in addition to their powers under the articles of association, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold Ashanti which are not expressly required to be exercised or done by AngloGold Ashanti's shareholders in a general meeting.

Appointment, Retirement and Removal of Directors

The board of directors may appoint any person to be a director and any director so appointed will hold office only until the following annual general meeting and will then be eligible for re-election. The directors who retire at the annual general meeting in this manner will not be taken into account in determining the directors who are to retire by rotation at such meeting.

At every annual general meeting one-third of the directors, not subject to employment contract, will retire by rotation, or if their number is not a multiple of three, then the number will be rounded down to the nearest whole number. Directors retiring by rotation are eligible for re-election. The directors so to retire at such annual general meeting will, unless otherwise determined by the board, be those who have been the longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire will (unless they otherwise agree amongst themselves) be determined by lot.

A director will no longer act as a director of the company if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a board resolution of AngloGold Ashanti or is absent from board meetings without leave of the directors for six consecutive months. A director can resign with one month's written notice unless he obtains the permission of the directors to shorten his notice period.

The articles of association contain no provision for directors to hold qualification shares, nor stipulate an age limit requirement for the retirement or non-retirement of directors.

Under the 2008 Companies Act, the Memorandum of Incorporation of a profit company must provide the company's shareholders the right to elect a minimum of 50 percent of the company's directors. The remaining directors may be appointed in accordance with the Memorandum of Incorporation of the company. In addition, a director may be removed by an ordinary resolution at a shareholders' meeting. The director concerned must be given notice of the meeting and be afforded a reasonable opportunity to make a presentation on the matter either personally or by representative before a vote is taken by the shareholders. If a company's Memorandum of Incorporation so provides, a person may be appointed to be an ex officio director as a consequence of that person holding some other office, title, designation or similar status.

The 2008 Companies Act provides that the authority of the board and its actions are not limited, negated or invalidated if the number of directors of a company falls below the minimum required by the 2008 Companies Act or the Memorandum of Incorporation of such company. Instead, the board is obliged, within 40 business days, to convene a shareholders' meeting to elect additional directors to bring the number of directors into compliance with the 2008 Companies Act and the Memorandum of Incorporation of such company.

Board Meetings

The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.

Under the 2008 Companies Act, to the extent that the Memorandum of Incorporation does not provide otherwise, decisions can be adopted by the written consent of a majority of directors given in person or by electronic communication, provided that each director has received notice of the matter to be decided.

Borrowing Powers

AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise will be given to the holders of AngloGold Ashanti's debentures without the sanction of AngloGold Ashanti shareholders in a general meeting.

AngloGold Ashanti's borrowing powers are unlimited. These borrowing powers may be varied by AngloGold Ashanti shareholders by way of a special resolution in a general meeting.

Remuneration

The directors are entitled to such remuneration as AngloGold Ashanti shareholders may approve by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine.

Under the 2008 Companies Act, directors' remuneration is required to be approved, by a special resolution of shareholders within two years of the date of such remuneration.

Interests of Directors and Restriction on Voting

A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti's subsidiaries must declare the nature of his interest to AngloGold Ashanti in accordance with the Companies Act.

A director will not vote nor be counted in the quorum and if he will do so his vote will not be counted on any resolution for his own appointment to any other office or position under AngloGold Ashanti or in respect of any contract or arrangement in which he is interested, but this prohibition will not apply to:

(i) any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold Ashanti,

(ii) any arrangement for the giving by AngloGold Ashanti of any security to a third party in respect of a debt or obligation of AngloGold Ashanti which the director has himself guaranteed or secured,

(iii) any contract by a director to subscribe for or underwrite securities, or

(iv) any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold Ashanti in general meeting).

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold Ashanti or any company in which AngloGold Ashanti is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned will be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

If any question arises at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold Ashanti in such manner and in all respects as they think fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

Under the 2008 Companies Act, the restrictions described above will apply to a company's directors, certain prescribed offices (the precise scope of which remains to be defined) and any person who is a member of a committee of the board of the company or of the audit committee of the company, whether or not that person is also a member of the company's board.

Share Rights, Preferences and Restrictions

Allotment and Issue of Ordinary Shares

Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti shareholders may direct in a general meeting. AngloGold Ashanti shareholders may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as the directors may determine.

Any ordinary shares may be issued with such rights or restrictions as AngloGold Ashanti shareholders in a general meeting may from time to time determine.

No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 states that a company can issue shares at a discount to the par value shares of such shares, if such shares are of a class already in issue, if such issue is authorized by a special resolution, if the company has been trading for at least one year, if the issue is sanctioned by the court and if the issue occurs within one month of the sanction. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares, will contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.

Under the 2008 Companies Act, although directors may generally issue shares without shareholder approval, shareholder approval by way of a special resolution will, subject to certain exceptions, be required for the issue of shares (including ordinary shares), convertible securities (including share options to directors and other persons that are related to the company or to any director) or if there is an issue of shares (including ordinary shares), or convertible securities, including share options, with voting power on an as-converted basis equal to or exceeding 30 percent of the voting power of all shares of that class held by shareholders immediately prior to the transaction or series of transactions.

Under the 2008 Companies Act, directors may only issue shares for adequate consideration as determined by the board. The term "adequate consideration" is not defined under the 2008 Companies Act. The board's determination of adequate consideration may not be challenged unless the directors have breached their standards of conduct as specified in the 2008 Companies Act. In some cases, it may not be possible to indemnify the directors for their conduct and the company may have a claim against the directors for breach of their duties as set out in the 2008 Companies Act. When a company has received the consideration for the issuance of shares (including in AngloGold Ashanti's case, its ordinary shares) as approved by the board, such shares will be fully paid and the company will be obliged to issue the shares and cause the name of the holder to be entered into the company's securities registers.

The 2008 Companies Act also provides that shares can be issued for a consideration of future services, future benefits or future payment.

Dividends, Rights and Distributions

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with International Financial Reporting Standards, subject to its solvency and liquidity. No larger dividend will be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the Deposit Agreement. See "– The Deposit Agreement".

As approved by shareholders in general meeting on December 11, 2006, the company's authorized share capital was increased through the creation of a maximum of 4,280,000 E ordinary shares, to be issued for cash, pursuant to an employee share ownership plan and black economic empowerment transaction. The E ordinary shares will not be listed. Holders of E ordinary shares are entitled to receive a dividend, equal to one-half of the dividend per ordinary share declared by AngloGold Ashanti from time to time. In addition 50 percent of the declared dividend by AngloGold Ashanti from time to time is offset against the loan value of the E ordinary shares.

The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or an amount equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area. The annual dividend is not payable from any of AngloGold Ashanti's other profits.

The holder of A preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold Ashanti's directors in each financial year, only once the annual dividend on the B preference shares has been paid in full.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold Ashanti in general meeting may at the time of declaring the dividend determine and direct.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable, may be forfeited by resolution of the directors for the benefit of the company.

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

Under the 2008 Companies Act, any dividend distributions must be approved by the board and satisfy certain solvency and liquidity tests as provided by the 2008 Companies Act.

Voting Rights

Each ordinary share confers the right to vote at all general meetings. Each holder present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, holders present or any duly appointed proxy will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York Mellon as the ADS issuer. Holders of CDIs are not entitled to vote in person at meetings, but may vote by way of proxy.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

Holders of E ordinary shares have the right to vote at all general meetings and are entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder, to the extent that holders of E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed, or not, by the required majority of votes of holders of ordinary shares and subject to the Listings Requirements of the JSE, holders of E ordinary shares will not be counted for categorization purposes in terms of section 9 of the Listings Requirements. These limitations on the E ordinary shares are a function of shareholder approval and the JSE Listing Requirements.

The A redeemable preference shares have voting rights that are similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold Ashanti as a whole, such as disposal of substantially all of the company’s assets, winding up AngloGold Ashanti or reducing the company’s share capital.

The articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold Ashanti’s shares.

The articles of association specify that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Dematerialized shares which have been traded on JSE are transferred on the STRATE (Share Transactions Totally Electronic) settlement system and delivered within five business days after each trade.

The dematerialization of shares is not mandatory and holders of ordinary shares in AngloGold Ashanti may elect to retain their certificated securities. Subject to any statutory restrictions on transfer any shareholder may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti’s incentive schemes.

Conversion of Ordinary Shares into Stock

AngloGold Ashanti may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.

Increase and Reduction of Capital

AngloGold Ashanti shareholders may by way of special resolution in a general meeting and in accordance with the provisions of the Companies Act resolve to:

- increase its capital by any sum divided into shares of any amount;
- consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares;
- increase the number of any issued no par value shares without increasing its stated capital;
- cancel any shares which have not been subscribed for;
- sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum of association;
- vary, modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and
- convert any of its shares whether issued or not into shares of another class.

In addition, AngloGold Ashanti shareholders may by ordinary resolution in a general meeting and subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.

Under the 2008 Companies Act, the authorization and classification of shares, the numbers of authorized shares of each class, and the preference, rights, limitations and other terms associated with each class of shares, as set out in a company's Memorandum of Incorporation, may be changed by amending the company's Memorandum of Incorporation by special resolution of shareholders or, unless the Memorandum of Incorporation provides otherwise, the directors of the company may increase or decrease the number of authorized shares of any class of shares, reclassify any classified shares that have been authorized but not issued, classify any unclassified shares that have been authorized but not issued, or determine the preferences, rights, limitations or other terms of shares which are subject to the directors' determination.

Share Premium Account and Capital Redemption Reserve Fund

AngloGold Ashanti shareholders may by ordinary resolution in a general meeting authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti.

Under the 2008 Companies Act, all par value instruments will be converted to no par value and the applicable reserves will be amalgamated into the stated capital account.

Rights Upon Liquidation

In the event of a winding up of AngloGold Ashanti:

- the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold Ashanti, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time.
- the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution. The A redeemable and B redeemable shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.
- the ordinary shares and E ordinary shares confer the equal rights to any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

Redemption Provisions

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of up to R249.99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares.

The ordinary shares are not redeemable.

Description of AngloGold Ashanti ADSs

The Bank of New York Mellon issues AngloGold Ashanti's American Depositary Shares, or ADSs. One ADS represents the ownership interest of one ordinary share of AngloGold Ashanti.

The Deposit Agreement

This section provides a summary description of AngloGold Ashanti's ADSs.

AngloGold Ashanti has entered into an Amended and Restated Deposit Agreement dated as of June 3, 2008 with The Bank of New York Mellon as depositary and the owners and beneficial owners of American Depositary Receipts (the "Deposit Agreement").

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, read the entire Deposit Agreement and the form of American Depositary Receipt, which AngloGold Ashanti has filed with the SEC as an exhibit to AngloGold Ashanti's registration statement on Form F-6/A (File No. 333-133049) on May 27, 2008. See "Item 10.H.: Documents On Display". Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of The Bank of New York Mellon currently located at 101 Barclay Street, New York, New York, 10286.

Description of the ADSs

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one ordinary share (or a right to receive one share) deposited with The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited of Australia and New Zealand Banking Group Limited, each as a custodian for The Bank of New York Mellon, and all of which are referred to collectively as the custodian. Each ADS will also represent any other securities, cash or other property which may be held by The Bank of New York Mellon. The Bank of New York Mellon's Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, New York 10286.

ADSs may be held either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder's name, or (ii) by having ADSs registered in a holder's name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through a broker or other financial institution. If ADSs are held directly, such holders are ADS holders. This description applies to ADS holders. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS registered holders described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

AngloGold Ashanti will not treat ADS holders as its shareholders and ADS holders do not have shareholder rights. South African law governs shareholder rights. The Bank of New York Mellon is the holder of the shares underlying the ADSs. Registered holders of ADSs have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon. New York law governs the Deposit Agreement and the ADSs.

Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on AngloGold Ashanti ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of AngloGold Ashanti's ordinary shares that their ADSs represent.

Cash

The Bank of New York Mellon will convert any cash dividend or other cash distribution AngloGold Ashanti pays on AngloGold Ashanti's ordinary shares into US dollars (unless AngloGold Ashanti pays it in US dollars), if it can do so on a reasonable basis and can transfer the US dollars to the United States. Currently, AngloGold Ashanti pays dividends on ordinary shares in South African rand. AngloGold Ashanti may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

The Bank of New York Mellon will convert the South African rand it receives from AngloGold Ashanti to US dollars and distribute dividends in US dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York Mellon may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution.

The Bank of New York Mellon may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid. It will not invest the non-US currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See "Payment of Taxes" below. The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary Shares

The Bank of New York Mellon may distribute to holders of ADSs additional ADSs representing ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold Ashanti ordinary shares. The Bank of New York Mellon will only distribute whole ADSs. It will sell AngloGold Ashanti ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The Bank of New York Mellon may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Subscribe for Additional Ordinary Shares

If AngloGold Ashanti offers holders of its ordinary shares any rights to subscribe for additional AngloGold Ashanti ordinary shares or any other rights, The Bank of New York Mellon, after consultation with AngloGold Ashanti, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York Mellon cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York Mellon makes these types of subscription rights available to holders of ADSs, upon instruction from holders of ADSs, it will exercise the rights and purchase AngloGold Ashanti's ordinary shares on their behalf. The Bank of New York Mellon will then deposit the AngloGold Ashanti ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may deliver ADSs which are "restricted securities" within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other Distributions

The Bank of New York Mellon will send to holders of ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property. However, The Bank of New York Mellon is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from AngloGold Ashanti that it is legal to make that distribution. The Bank of New York Mellon may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impractical for AngloGold Ashanti to make them available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will deliver ADSs if a holder of AngloGold Ashanti's ordinary shares or their broker deposits AngloGold Ashanti's ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names such holder of AngloGold Ashanti ordinary shares requests and will deliver the ADSs at its Corporate Trust office to the persons such holders request.

Holders of ADSs may turn in their ADSs at The Bank of New York Mellon's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

Interchange Between Certificated ADSs and Uncertificated ADSs

ADS registered holders may surrender their ADR to The Bank of New York Mellon for the purpose of exchanging such ADR for uncertificated ADSs. The Bank of New York Mellon will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by The Bank of New York Mellon of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, The Bank of New York Mellon will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

ADS registered holders may instruct The Bank of New York Mellon to vote the number of deposited shares their ADSs represent. The Bank of New York Mellon will notify ADS registered holders of shareholders' meetings and arrange to deliver AngloGold Ashanti's voting materials to them if AngloGold Ashanti asks it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct The Bank of New York Mellon how to vote. For instructions to be valid, they must reach The Bank of New York Mellon by a date set by The Bank of New York Mellon.

Otherwise, ADS registered holders will not be able to exercise their right to vote unless they withdraw the shares. However, ADS registered holders may not know about the meeting enough in advance to withdraw the shares.

The Bank of New York Mellon will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti's Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York Mellon will only vote or attempt to vote as such holders of ADSs instruct.

AngloGold Ashanti cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York Mellon to vote their ordinary shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested

Fees and expenses

ADS holders must pay:	***For***:
$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property Each cancellation of an ADS, including if the Deposit Agreement terminates
$0.02 (or less) per ADS	Any cash payment
Registration or transfer fees	Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of The Bank of New York Mellon or its agent when AngloGold Ashanti ordinary shares are deposited or withdrawn
$0.02 (or less) per ADS per year	Depositary services
Expenses of The Bank of New York Mellon	Conversion of non-US currency to US dollars Cable, telex and facsimile transmission expenses Servicing the deposited securities
Taxes and other governmental charges The Bank of New York Mellon or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York Mellon to ADS holders

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

If AngloGold Ashanti:	***Then***:
Changes the nominal or par value of the ordinary shares; Reclassifies, splits up or consolidates any of the deposited securities; Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of AngloGold Ashanti's assets, or takes any similar action.	The cash, ordinary shares or other securities received by The Bank of New York Mellon will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The Bank of New York Mellon may, and will if AngloGold Ashanti asks it to, distribute some or all of the cash, AngloGold Ashanti ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

AngloGold Ashanti may agree with The Bank of New York Mellon to amend the Deposit Agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York Mellon notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York Mellon may terminate the Deposit Agreement by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so. The Bank of New York Mellon may also terminate the Deposit Agreement if The Bank of New York Mellon has told AngloGold Ashanti that it would like to resign and AngloGold Ashanti has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon must notify holders of AngloGold Ashanti ADSs at least 30 days before termination.

After termination, The Bank of New York Mellon and its agents will be required to do only the following under the Deposit Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver AngloGold Ashanti ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon's only obligations will be to account for the proceeds of the sale and other cash. After termination, AngloGold Ashanti's only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreement expressly limits AngloGold Ashanti's obligations and the obligations of The Bank of New York Mellon, and limits AngloGold Ashanti's liability and the liability of The Bank of New York Mellon. AngloGold Ashanti and The Bank of New York Mellon:

- are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
- are not liable if either of AngloGold Ashanti or The Bank of New York Mellon is prevented or delayed by law or circumstances beyond their control from performing their obligations under the Deposit Agreement;
- are not liable if either of AngloGold Ashanti or The Bank of New York Mellon exercises discretion permitted under the Deposit Agreement;
- are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on behalf of the holders of ADSs or on behalf of any other party;
- may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti's ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and
- pursuant to the Deposit Agreement, AngloGold Ashanti and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York Mellon will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AngloGold Ashanti ordinary shares, The Bank of New York Mellon may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York Mellon or AngloGold Ashanti's books are closed, or at any time if either AngloGold Ashanti or The Bank of New York Mellon thinks it advisable to do so.

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

- when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York Mellon have closed AngloGold Ashanti's transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the ordinary shares;
- when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York Mellon may also deliver AngloGold Ashanti ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York Mellon may pre-release ADSs only under the following conditions:

- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York Mellon in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York Mellon, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
- the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New York Mellon considers appropriate; and
- the Bank of New York Mellon must be able to close out the pre-release on not more than five business days' notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that The Bank of New York Mellon will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that The Bank of New York Mellon's reliance on and compliance with instructions received by The Bank of New York Mellon through the DRS/Profile System and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of The Bank of New York Mellon.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Bank of New York Mellon will make available for inspection at its office all communications that it receives from AngloGold Ashanti as a holder of deposited securities that AngloGold Ashanti makes generally available to holders of deposited securities. The Bank of New York Mellon sends copies of those communications if requested by AngloGold Ashanti. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to AngloGold Ashanti's business or the ADSs.

Shareholders' meetings

The directors may convene general meetings of AngloGold Ashanti shareholders. Subject to the provisions of the Companies Act the shareholders may requisition for the convening of a general meeting.

An AngloGold Ashanti annual general meeting and a meeting of AngloGold Ashanti shareholders for the purpose of passing a special resolution may be called by giving 21 clear days' notice in writing of that shareholders' meeting. For any other meeting of AngloGold Ashanti shareholders, 14 clear days' notice must be given. "Clear days" means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.

AngloGold Ashanti's articles of association provide that a quorum for a general meeting (other than a meeting at which a special resolution will be passed) consists of three shareholders present personally, or if the shareholders are a corporate entity, represented and entitled to vote. If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.

The quorum of a shareholders' meeting convened for the purpose of passing a special resolution consists of present shareholders personally or by proxy, holding at least 25 percent of the total shareholder votes. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the shareholders present at the second meeting will constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed by a vote of 75 percent of the shareholders present at the meeting, personally or by proxy, and entitled to vote or by a vote of 75 percent of the total votes to which these shareholders are entitled.

If the meeting is not quorate and is convened upon the requisition of shareholders, the meeting is dissolved.

Under the 2008 Companies Act, shareholders must be given at least 15 business days notice for all shareholder meetings, whether the meeting is held to consider ordinary or special resolutions. In addition, a company must make available to its shareholders reasonable access to electronic participation for all shareholder meetings. The 2008 Companies Act also provides that resolutions may be submitted to shareholders for consideration and voted on in writing by such shareholders within 20 business days prior notice, thereby alleviating the need to hold a formal shareholders' meeting. This is permitted for all meetings other than annual general meetings.

Disclosure of Interest in Shares

Under South African law, a registered holder of AngloGold Ashanti shares who is not the beneficial owner of such shares is required to disclose every three months to AngloGold Ashanti the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, AngloGold Ashanti may, by notice in writing, require a person who is a registered shareholder, or whom AngloGold Ashanti knows or has reasonable cause to believe has a beneficial interest in AngloGold Ashanti ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to AngloGold Ashanti the identity of the person on whose behalf the ordinary shares are held. AngloGold Ashanti may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice.

AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5 percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

Rights of Minority Shareholders

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

Pursuant to the 2008 Companies Act, a shareholder may petition a South African court for relief from the actions or omissions or, business conduct of the company or the actions of the company's directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the shareholder.

Golden Share

Under the Stability Agreement, the Government of Ghana (Government) has confirmed and agreed that the Government's rights with respect to the Golden Share apply only in respect of AngloGold Ashanti's assets and operations in Ghana. The rights do not extend to any other assets or operations of AngloGold Ashanti outside Ghana, nor to any assets or operations of AngloGold Ashanti.

The Government has also agreed to waive any right it may have under Section 60(I) of the Minerals and Mining Law, 1986, as amended to acquire a special share in AngloGold Ashanti or any of its direct or indirect subsidiaries or joint ventures.
The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such Government and authorized in writing by such Minister.

The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:

(i) any amendment to or removal of the relevant provisions of the AngloGold Ashanti (Ghana) Limited Regulations setting out the rights and restrictions attaching to the Golden Share;
(ii) the voluntary winding-up or voluntary liquidation of AngloGold Ashanti (Ghana) Limited;
(iii) the redemption of or purchase by AngloGold Ashanti of the Golden Share;
(iv) the disposal of any mining lease held by AngloGold Ashanti (Ghana) Limited or any subsidiary of AngloGold Ashanti (Ghana) Limited;
(v) any disposal by AngloGold Ashanti (Ghana) Limited (other than any disposal in the ordinary course of business of AngloGold Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AngloGold Ashanti group taken as a whole. For this purpose, a part of the AngloGold Ashanti group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the AngloGold Ashanti group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the AngloGold Ashanti group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti (Ghana) Limited, the holder of the Golden Share is entitled to the sum of 1,000 cedis (approximately 13 US cents) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.

The holder of the Golden Share may require AngloGold Ashanti (Ghana) Limited to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis (approximately 13 US cents).

10C. MATERIAL CONTRACTS

The following are material contracts, not entered into in the ordinary course of business, entered into by AngloGold Ashanti during the past two years.

- On January 28, 2009, AngloGold Ashanti entered into a Sale and Purchase Agreement with Newmont Mining Corporation under which AngloGold Ashanti agreed to sell its 33.33 percent interest in the Boddington joint venture (the “Boddington Sale”) to Newmont Mining Corporation (“Newmont”). The transaction was completed on June 26, 2009. In terms of the agreement, AngloGold Ashanti received payment of $750 million in cash during June 2009 and a further $240 million in December 2009. In addition, AngloGold Ashanti is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million, All refunds and reimbursements between the company and Newmont have been settled.

10D. EXCHANGE CONTROLS

Exchange controls and other limitations affecting security holders

The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the South African Reserve Bank (SARB), are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities. Government officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted.

Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report.

Investments in South African companies

A foreign investor may invest freely in ordinary shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

Dividends

Dividends declared to foreign stockholders are not subject to the approval by the (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Interest

Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

Voting rights

There are no limitations imposed by South African law or by the memorandum and articles of association of AngloGold Ashanti on the rights of non-South African shareholders to vote the ordinary shares.

Overseas financing and investments

AngloGold Ashanti and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. AngloGold Ashanti and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries must be repaid or serviced by AngloGold Ashanti's foreign subsidiaries.

A listing by a South African company on any stock exchange other than the JSE in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold Ashanti and its South African subsidiaries require the approval of the SARB. Subject to approval, there is no limit on the amount of capital that may be invested offshore.

10E. TAXATION

SOUTH AFRICAN TAXATION

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a Deposit Agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti's dividend payments are not subject to STC, AngloGold Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC. STC will be phased out over the next two years and replaced by a dividend withholding tax.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement (as set out below) that this is about to change. In the case of a South African withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti and 15 percent of the gross amount of the dividends in all other cases. The above provisions will not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

In the second phase, (expected to take place in 2010), the marginal tax rate for AngloGold Ashanti's South African mining operations should reduce from 43 percent to 34 percent and the marginal tax rate for non-mining income should reduce from 37 percent to 28 percent. The amending legislation relating to the second phase proposals is due to be published in 2010. As stated above, the effect of this change will not materially affect the after tax dividend received by non-resident shareholders and South African resident individuals because STC is being replaced by a 10 percent withholding tax on dividends declared for these shareholders.

Taxation of gains on sale or other disposition

South Africa imposes a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein.

United States taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For South African and US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore, deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

Taxation of dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, which is expected to be implemented in 2010. See ‘Taxation – South African Taxation – Taxation of dividends. Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the US holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute ‘passive category’ income, or in the case of certain US holders, ‘general category’ income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15 percent) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

If a US holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares or ADSs. Special rules apply to individuals who are residents of more than one country.

In general, upon a sale, exchange or other disposition of shares or ADSs, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

A US holder's tax basis in a share will generally be its US dollar cost. The US dollar cost of a share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of shares traded on an established securities market that are purchased by a cash basis US holder or an electing accrual basis US holder. The amount realized on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US holder will recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash US holder)or an accrual basis US holder that so elects), the amount realized will be based on the exchange rate in effect between the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis US holder makes either of the elections described above, it must be applied consistency from year to year and cannot be revoked without the consider of the IRS.

Foreign currency received on the sale or other disposition of a share will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of foreign currency (including its use to purchase shares or upon exchange for US dollars) will be US source ordinary income or loss.

Passive foreign investment company considerations

A non-US corporation will be classified a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2009 and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold Ashanti would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the Internal Revenue Service (the "IRS"). US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

AngloGold Ashanti files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at 100F Street, N.E., Room 1580, Washington D.C. 20549 or by accessing the SEC's home page (http://www.sec.gov). You can also request copies of documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, AngloGold Ashanti's reports and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of the documents referred to herein may also be inspected at AngloGold Ashanti's offices by contacting AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa, Attention: Company Secretary, telephone number: +27 11 637 6000.

10I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

TREASURY POLICY

The board of directors of AngloGold Ashanti has approved a treasury and risk management policy that governs the group's treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.

Under the treasury and risk management policy, hedges may be put in place using approved instruments over the group's planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.

The board of directors has delegated the approval of hedge instruments to AngloGold Ashanti's treasury committee. The treasury committee must approve all types of hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.

The financial risk management activities objectives of the group are as follows:

- Safeguarding the group's core earnings stream through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities through the adoption of reliable liquidity planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
- Ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Under the treasury and risk management policy, treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.

Daily	Treasurer
Monthly	Executive committee
Quarterly	Treasury committee, Audit and corporate governance committee, Board of directors, shareholder reports

The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold and other commodity prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.

At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of treasury and the group's treasury system.

GOLD PRICE RISK MANAGEMENT ACTIVITIES

The group enters into derivatives to ensure a degree of price certainty and to guarantee minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage the price of gold and other commodities, interest rate and foreign exchange, liquidity and non-performance risk, which includes credit risk that arise out of the group's core business activities. Forward purchase and sale contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price, interest rate and currency fluctuations. Gold derivative instruments are denominated in South African rands, US dollars and Australian dollars. The group is also exposed to certain by-product commodity price risk.

A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The group's risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and can partially offset any loss resulting from sold call options via the sale of production in the open market.

The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the group's hedging policy. AngloGold Ashanti's reserves and financial strength have allowed it to arrange unmargined credit lines with counterparts.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2009 was 571kg (2008: 39,990kg). The volume of outstanding net call options sold was 120,594kg (2008: 146,542kg) and the volume of outstanding net put options sold was 27,071kg (2008: 16,963kg).

The fair value of early termination options as at December 31, 2009 amounted to $nil (December 31, 2008: $498 million) as these options were part of the hedge buy-back effected during July 2009.

FASB ASC guidance on derivatives and hedging requires that derivative instruments be accounted for as follows:

- Commodity based ("normal purchase or normal sale exempt") contracts that meet the requirements of the FASB ASC guidance and are designated as such, are recognized in product sales when they are settled by physical delivery. They are not recorded in the financial statements between the dates that they are entered into and settled.
- Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $5 million (2008: $8 million; 2007: $10 million). Of the contracts accounted for as cash flow hedges, contracts with a fair value of $37 million (2008: $123 million; 2007: $194 million), a liability at December 31, 2009 are expected to be reclassified from accumulated other comprehensive income and recognized as a reduction in product sales or as an adjustment to depreciation expense pertaining to capital expenditure during 2010.
- All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date reported as gains or losses on derivatives in earnings in the period in which they occur.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified as financing activities within of the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

The group has an established practice of actively managing its hedged commitments under changing market circumstances. As of December 31, 2009, the hedge book reflected a net delta tonnage position of 3.49 million ounces (108 tonnes) out of a committed position of 3.90 million ounces (121 tonnes). As of December 31, 2008, the hedge book reflected a net delta tonnage position of 5.22 million ounces (162 tonnes) out of a committed position of 5.99 million ounces (187 tonnes).

The marked-to-market value of all hedge transactions making up the hedge positions as at December 31, 2009 was a liability of $2,175 million, which represents a decrease of $280 million from a liability of $2,455 million as at December 31, 2008. This value was based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.435 and A$1 = $0.8967 and the prevailing market interest rates and volatilities at December 31, 2009. The values as at December 31, 2008 were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$1 = $0.6947 and the prevailing market interest rates and volatilities at that date. As at December 31, 2008 such values include normal purchase normal sale exempt contracts which as discussed above are not recorded in the financial statements between the dates that they are entered into and settled.

During 2009, the Group embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal sale exemption (which permits the Group to not record such amounts in its financial statements until the maturity date of the contract) under which the Group had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. As a result of the accelerated settlement of the normal sale exempted contracts, all remaining contracts scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal sales exemption in future periods and are being accounted for as non-hedge derivatives at fair value in the consolidated balance sheet, with changes in fair value reflected in the income statement.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Group. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.

The Group had the following net forward pricing commitments outstanding against future production as at December 31, 2009.

	Year	2010	2011	2012	2013	2014	2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	*(13,534)	1,866	3,810	3,717	2,846		*(1,295)
	$ per oz	*$909	$227	$418	$477	$510		*$5,457
Put options sold	Amount (kg)	14,801	4,603	2,659	1,882	1,882		25,827
	$ per oz	$929	$623	$538	$440	$450		$764
Call options sold	Amount (kg)	33,137	24,161	25,238	17,857	21,165	902	122,460
	$ per oz	$619	$554	$635	$601	$604	$670	$605
RAND GOLD								
Forward contracts	Amount (kg)	*(1,244)						*(1,244)
	Rand per kg	*R 232,225						*R 232,225
Put options sold	Amount (kg)	1,244						1,244
	Rand per kg	R 240,354						R 240,354
Call options sold	Amount (kg)	1,244						1,244
	Rand per kg	R 262,862						R 262,862
AUD DOLLAR GOLD								
Forward contracts	Amount (kg)	3,110						3,110
	A$ per oz	A$646						A$646
Call options purchased	Amount (kg)	3,110						3,110
	A$ per oz	A$712						A$712
**Total net gold:	Delta (kg)	(13,582)	(24,567)	(26,855)	(20,278)	(22,383)	(817)	(108,482)
	Delta (oz)	(436,666)	(789,849)	(863,406)	(651,962)	(719,638)	(26,258)	(3,487,779)
Hedge delta as a percentage of current production levels (%)***		9%	17%	19%	14%	16%	1%	

* *Represents a net long gold position and net short US Dollars/rands position resulting from both forward sales and purchases for the period.*

** *The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2009.*

*** *Weighted average percentage based on 2009 full year production of 4,599,000 ounces.*

GOLD LEASE RATE SWAPS	Year	2010
Gold borrowing cost associated with forward contracts(1)	Amount (oz)	100,000
	Interest rate %	2.05

(1) *Gold borrowing cost relating to Australian dollar gold forwards:*
The Australian dollar denominated gold forward contract prices are presented on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statements.

Foreign exchange price risk protection agreements

The Group enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Group's foreign currency hedging activities is to protect the Group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at December 31, 2009, the Group had no open forward exchange or currency option contracts in its currency hedge position.

Interest rate and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the group.

Cash and loans advanced maturity profile

		2009				2008			
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	USD	506	0.29	178	0.13	166	2.48	121	1.95
	ZAR	1,135	7.03	839	6.38	930	11.50	668	10.84
	AUD	-	-	13	3.52	-	-	-	-
	EUR	-	-	1	0.50	-	-	-	-
	CAD	-	-	1	0.08	-	-	-	-
	HKD	-	-	1	0.01	-	-	1	2.25
	BRL	-	-	152	10.20	-	-	144	13.52
	ARS	-	-	4	10.23	-	-	5	12.50
	NAD	-	-	-	-	155	11.58	96	9.40

Borrowings maturity profile

	Within one year		Between one and two years		Between Two and five years		After five years		Total
Currency	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)
$	1,290	2.3	9	3.5	618	3.5	-	-	1,917
ZAR	2	9.8	2	9.8	14	9.8	240	9.8	258
BRL	3	6.1	3	6.0	5	6.0	-	-	11

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total
Currency	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)
$	1,290	2.3	11	3.5	616	3.5	1,917
ZAR	2	9.8	5	9.8	251	9.8	258
BRL	3	6.1	5	6.0	3	6.0	11

Non-performance risk

Realization of contracts is dependent upon the counterparts' performance. The Group has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Group spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts ISDA netting agreements in place.

The combined maximum credit exposure at the balance sheet date amounts to $335 million (2008: $571 million). Credit risk exposure netted by counterparts amounts to $104 million (2008: $207 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the Group as at December 31, 2009 is as follows:

	At December 31, 2009 $
Forward sales type agreements - commodity	283
Option contracts - commodity	47
Warrants on shares	5
	335

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Group, respectively, as at December, 2009.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
4	International Bank	AA
10	International Bank	AA-
9	International Bank	A+
1	International Bank	A
2	International Bank	A-
1	International Bank	BBB+
1	South African Bank	AAA(zaf)
3	South African Bank	AA(zaf)
1	South African Bank	A+(zaf)
6	Brazilian Bank	AAA(bra)
4	Brazilian Bank	AA+(bra)
1	Brazilian Bank	AA(bra)
1	Brazilian Bank	A+(bra)
1	Brazilian Bank	A(bra)
1	Trade Finance House	Not rated

Due to the inability of a single counterpart to accept the physical delivery of gold under the terms of NPSE designated forward-contracts expiring in April through June 2008, the Group cash settled such contracts with this counterpart during that period. In 2008, the Group also reclassified all remaining outstanding contracts with this counterpart from the NPSE category to the "non-hedge derivatives" category as they no longer qualified for the exemption permitted by the FASB ASC guidance on derivatives and hedging. See "Note 5 – Cost and expenses: non-hedge derivative loss" for additional information.

The Group has not experienced and does not anticipate non-performance by any other counterparts.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Group's financial instruments, as measured at December 31, 2009 and 2008, are as follows (assets (liabilities)):

	December 31, 2009		December 31, 2008	
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and cash equivalents	1,100	1,100	575	575
Restricted cash	65	65	44	44
Short-term debt	(1,292)	(1,292)	(1,067)	(1,048)
Long-term debt	(667)	(889)	(873)	(873)
Derivatives[1]	(2,366)	(2,366)	(1,317)	(2,497)

(1) Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet NPSE contracts in 2008.

The following is the fair value of the derivative assets and liabilities split by accounting designation:

	December 31, 2009			
	Balance Sheet location	Cash flow hedge accounted $	Non-hedge accounted $	Total $
Assets				
Forward sales type agreements - commodity	Current assets - derivatives	-	283	283
Option contracts - commodity	Current assets - derivatives	-	47	47
Total hedging contracts		-	330	330
Warrants on shares	Non-current assets - derivatives	-	5	5
Total derivatives		-	335	335
Liabilities				
Forward sales type agreements - commodity	Current liabilities - derivatives	(37)	(441)	(478)
Option contracts - commodity	Current liabilities - derivatives	-	(2,034)	(2,034)
Interest rate swaps - gold	Current liabilities - derivatives	-	(13)	(13)
Total hedging contracts		(37)	(2,488)	(2,525)
Embedded derivatives	Non-current liabilities - derivatives	-	(1)	(1)
Option component of convertible bonds	Non-current liabilities - derivatives	-	(175)	(175)
Total derivatives		(37)	(2,664)	(2,701)

The following is the fair value of the derivative assets and liabilities split by accounting designation:

	Balance Sheet location	December 31, 2008 Normal sale exempted[(1)] $	Cash flow hedge accounted $	Non-hedge accounted $	Total $
Assets					
Forward sales type agreements - commodity	Current assets - derivatives	-	-	468	468
Option contracts - commodity	Current assets - derivatives	-	-	56	56
Forward sales agreements - currency	Current assets - derivatives	-	-	25	25
Option contracts - currency	Current assets - derivatives	-	-	6	6
Interest rate swaps - gold	Current assets - derivatives	-	-	15	15
Total hedging contracts		-	-	570	570
Warrants on shares	Non-current assets - derivatives	-	-	1	1
Total derivatives		-	-	571	571
Liabilities					
Forward sales type agreements - commodity	Non-current liabilities - derivatives	-	(25)	(105)	(130)
Forward sales agreements - commodity	Current liabilities - derivatives	(622)	(121)	(311)	(1,054)
Option contracts - commodity	Current liabilities - derivatives	(534)	-	(1,311)	(1,845)
Forward sales agreements - currency	Current liabilities - derivatives	-	(1)	(9)	(10)
Option contracts - currency	Current liabilities - derivatives	-	-	(5)	(5)
Interest rate swaps - gold	Current liabilities - derivatives	(24)	-	-	(24)
Total derivatives		(1,180)	(147)	(1,741)	(3,068)

(1) NPSE exempted contracts not reported on balance sheet.

The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk adjustment totaling $150 million as of December 31, 2009 (2008: $227 million).

Non-hedge derivative gain/(loss) recognized

	Year ended December 31, 2009 Location of gain/(loss) in income statement	$
Realized		
Forward sales type agreements - commodity	Non-hedge derivative gain/(loss)	(535)[(1)]
Option contracts - commodity	Non-hedge derivative gain/(loss)	(144)[(1)]
Forward sales agreements - currency	Non-hedge derivative gain/(loss)	107
Option contracts - currency	Non-hedge derivative gain/(loss)	12
Interest rate swaps - gold	Non-hedge derivative gain/(loss)	16
		(544)
Unrealized		
Forward sales type agreements - commodity	Non-hedge derivative gain/(loss)	(188)[(2)]
Option contracts - commodity	Non-hedge derivative gain/(loss)	(648)[(2]
Forward sales agreements - currency	Non-hedge derivative gain/(loss)	(15)
Option contracts - currency	Non-hedge derivative gain/(loss)	(3)
Interest rate swaps - gold	Non-hedge derivative gain/(loss)	(25)[(2)]
Option component of convertible bonds	Non-hedge derivative gain/(loss)	(33)
Embedded derivatives	Non-hedge derivative gain/(loss)	(1)
Warrants on shares	Non-hedge derivative gain/(loss)	5
		(908)
Loss on non-hedge derivatives		(1,452)

(1) Includes $580 million loss related to accelerated settlement of contracts previously designated as NPSE.
(2) Includes $556 million loss related to re-designation of contracts formally qualifying for the NPSE designation.

Other comprehensive income

	Year ended December 31, 2009				
	Cash flow hedges, before tax $	Cash flow hedges removed from equity, before tax $		Hedge ineffectiveness, before tax $	
	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)
Forward sales type agreements - commodity	(16)	Product sales	137	Non-hedge derivatives gain/(loss)	5
Forward sales agreements - currency	(1)	Depreciation	-	Non-hedge derivatives gain/(loss)	-
	(17)		137		5

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2009 $	Changes in fair value recognized in 2009 $	Reclassification adjustments $	Accumulated other comprehensive income as of December 31, 2009 $
Derivatives designated as:				
Gold sales	(178)	(16)	142	(52)
Capital expenditure	(2)	(2)	1	(3)
Before tax totals	(180)	(18)	143	(55) (1)
After tax totals	(112)	(13)	103	(22)

	Accumulated other comprehensive income as of January 1, 2008 $	Changes in fair value recognized in 2008 $	Reclassification adjustments $	Accumulated other comprehensive income as of December 31, 2008 $
Derivatives designated as:				
Gold sales	(312)	(87)	221	(178)
Capital expenditure	-	(2)	-	(2)
Before tax totals	(312)	(89)	221	(180)(1)
After tax totals	(216)	(61)	165	(112)

(1) Includes cumulative net translations differences of $18 million (2008: $33 million) resulting from the revaluation and settlement of non-US dollar denominated cash flow hedge contracts.

Maturity profile of on-balance sheet derivatives, at carrying value

	2009		
	Total	**Assets**	**Liabilities**
	$	**$**	**$**
Amounts to mature within twelve months of balance sheet date	(2,195)	330	(2,525)
Amounts maturing between one and two years	5	5	-
Amounts maturing between two and five years	(175)	-	(175)
Amounts to mature thereafter	(1)	-	(1)
Total	(2,366)	335	(2,701)

	2008		
	Total	**Assets**	**Liabilities**
	$	**$**	**$**
Amounts to mature within twelve months of balance sheet date	(1,187)	571	(1,758)
Amounts maturing between one and two years	(49)	-	(49)
Amounts maturing between two and five years	(81)	-	(81)
Total	(1,317)	571	(1,888)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The fair value of the convertible bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at December 31, 2009 and 2008. The Group uses the Black-Scholes option pricing formula to value option contracts. The amounts disclosed in 2008 include those contracts accounted for as normal purchase and sale exemption derivatives.

Sensitivity analysis

Derivatives

A principal part of the Group's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios. Additionally the Group's management of risk is to monitor the sensitivity of the convertible bonds to changes in AngloGold Ashanti Limited's share price and warrants on shares.

The following table discloses the approximate sensitivities, in US dollars, of the fair value of the hedge book, warrants on shares and the convertible bonds to key underlying factors at December 31, 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

The table sets out the impact on the fair value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from January 1, 2010. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

		2009		
	Change in underlying factor (+)	Cash flow hedge accounted $	Non-hedge accounted $	Total change in fair value $
Hedge book				
Currency (R/$)	Spot(+R1)	-	2	2
Currency (A$/$)	Spot(+A$0.25)	-	2	2
Gold price ($/oz)	Spot(+$250)	(12)	(903)	(915)
USD interest rate (%)	IR(+0.1%)	-	(4)	(4)
Gold interest rate (%)	IR(+0.1%)	-	11	11
Convertible bonds				
AngloGold Ashanti Limited share price (US$)	Spot (+$1)	-	(9)	(9)
Warrants on shares				
B2Gold Corporation share price (C$)	Spot (+C$0.1)	-	1	1

		2009		
	Change in underlying factor (-)	Cash flow hedge accounted $	Non-hedge accounted $	Total change in fair value $
Hedge book				
Currency (R/$)	Spot(-R1)	-	(6)	(6)
Currency (A$/$)	Spot(-A$0.25)	-	(2)	(2)
Gold price ($/oz)	Spot(-$250)	12	789	801
USD interest rate (%)	IR(-0.1%)	-	4	4
Gold interest rate (%)	IR(-0.1%)	-	(11)	(11)
Convertible bonds				
AngloGold Ashanti Limited share price (US$)	Spot (-$1)	-	9	9
Warrants on shares				
B2Gold Corporation share price (C$)	Spot (-C$0.1)	-	(1)	(1)

IR represents interest rate.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. Debt Securities

Not applicable

12B. Warrants and Rights

Not applicable

12C. Other Securities

Not applicable

12D. American Depositary Shares

12D.3 Depositary Fees and Charges

AngloGold Ashanti's American Depositary Shares, or ADSs, each representing one of AngloGold Ashanti's ordinary shares, are traded on the New York Stock Exchange under the symbol "AU." The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary under the Amended and Restated Deposit Agreement dated as of June 3, 2008, among AngloGold Ashanti Limited, The Bank of New York Mellon and owners and beneficial owners of from time to time of ADRs. ADS holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs	to 5 cents per ADS(1)
Cancellation of ADSs	to 5 cents per ADS(1)
Distribution of cash dividends or other cash distributions	to 2 cents per ADS(2)
Distribution of securities pursuant to • (i) stock dividends, free stock distributions or • (ii) exercises of rights to purchase additional ADSs	to 5 cents per ADS (2)
ADR Depositary Services fee	to 2 cents per year(2)

(1) These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary and by the brokers on behalf of their clients delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

(2) In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

In addition, ADS holders are responsible for certain fees and expenses incurred by the Depositary on their behalf including (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals, and (3) such cable, telex and facsimile transmission expenses as are expressly incurred by the Depositary in the conversion of foreign currency.

Fees and other charges payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities, shall be collected at the sole discretion of the Depositary by billing such owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions.

For further information, refer to "Item 10.B – The Deposit Agreement".

12D.4 Depositary Payments for 2009

For the year ended December 31, 2009, The Bank of New York Mellon, as Depositary, has agreed to reimburse AngloGold Ashanti an amount of $1,208,174 mainly for contributions towards the company's investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). Included in this amount is an amount of $572,223 in respect of investor relations activities carried out in 2008.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a) *Disclosure Controls and Procedures:* As of December 31, 2009 (the "Evaluation Date"), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act"). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the company's disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

(b) *Management's Annual Report on Internal Control over Financial Reporting:* Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act Rule 13a – 15(f) and 15d -15(f). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the company;
- Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the Directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of the Evaluation Date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, and using those criteria, management concluded that the company's internal control over financial reporting was effective as of the Evaluation Date.

(c) *Changes in Internal Control over Financial Reporting:* There have been no changes in the company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a – 15 during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

(d) *Attestation Report of the Registered Public Accounting Firm:* The company's independent registered accounting firm, Ernst & Young Inc., has issued an audit report on the effectiveness of the company's internal control over financial reporting. This report appears below.

/s/ M Cutifani
Mark Cutifani
Chief Executive Officer

/s/ S Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited AngloGold Ashanti Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of AngloGold Ashanti Limited and our report dated April 19, 2010 expressed an unqualified opinion thereon.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
April 19, 2010

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the audit and corporate governance committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of the King III Code, which became effective in March 2010, and the requirements of Companies Act 71, of 2008, which is expected to become effective during 2010. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee's chairman, Prof Wiseman Nkuhlu is the audit and corporate governance committee's financial expert. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

The committee is guided by its terms of reference. The mandate as delegated by the board is ensuring integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the group.

ITEM 16B: CODE OF ETHICS AND WHISTLE BLOWING POLICIES

In order to comply with the company's obligation in terms of the Sarbanes-Oxley Act and the South African King Code on Corporate Governance, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a code of ethics for the chief executive officer, principal financial officer and senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company's interests. Senior management oversee compliance with the ethical code by means of several mechanisms including:

- Assessing the integrity of new appointees in the selection and promotion process;
- Adherence to the policy on the delegation of authority;
- Induction of directors and employees on the company's values, policies and procedures; and
- Compliance with a strict disciplinary code of conduct.

The whistle-blowing policy applies to all companies in the AngloGold Ashanti group and provides a channel for shareholders, employees and the general public to report acts and practices that are in conflict with the company's business principles, unlawful, financial malpractice or dangers to the public or the environment. Reports are made through several mediums including the intranet, internet, telephone, fax and post. An initiative is being undertaken to also implement short messaging system (sms) as a medium for reporting. All reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process. Reported cases are relayed to management through internal audit. A report is provided to the Executive Committee and the Audit and Corporate Governance Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should then report these through the whistle-blowing line or directly to internal audit or the legal department.

In addition, the company has adopted a disclosures policy, the objective of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts.

Each code of ethics, whistle blowing and disclosure policy is available on the company's website http://www.anglogoldashanti.co.za/About/Gov+Policies.htm. Each code of ethics and disclosure policy is also available on request from the company secretary.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Inc. has served as AngloGold Ashanti's independent public accountants for each of the financial years in the three-year period ended December 31, 2009 for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Inc. to AngloGold Ashanti in 2009 and 2008.

(in millions)	2009 $	2008 $
Audit Fees[(1)]	5.80	5.67
Audit-related Fees[(2)]	1.77	1.30
Tax Fees[(3)]	0.40	0.45
Total	7.97	7.42

Rounding may result in computational differences.

(1) The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC. Included in the Audit Fees for 2009 and 2008 are fees paid to the external auditors in respect of SOX, which was implemented in 2006.

(2) Audit-related Fees consist of fees billed for assurance and related services and include consultations concerning financial accounting and reporting standard, comfort letters and consents.

(3) Tax Fees include fees billed for tax advice and tax compliance services.

Audit and Corporate Governance Committee Pre-approval Policies and Procedures

It is the policy of AngloGold Ashanti to maintain compliance with the requirements of the various applicable legislation and good governance practices when appointing or assigning work to the Company's external auditor. Non-audit services may not be undertaken without an employee of AngloGold Ashanti obtaining the pre-approval of the Audit and Corporate Governance Committee as is laid out in the procedures relating to the pre-approval process.

The audit and corporate governance committee has delegated the approval authority to the chairman of the committee, Prof Wiseman Nkuhlu or his designated official. The approval may take the form of a written or oral instruction, and in the case of an oral instruction this would be ratified at the next audit and corporate governance committee meeting. On a quarterly basis a summary of all approvals and work to date is tabled at the audit and corporate governance committee meeting.

All non-audit services provided to AngloGold Ashanti by the principal independent registered public accounting firm during 2009 were reviewed and approved according to the procedures above. None of the services provided during 2009 were approved under the *de minimis* exception allowed under the Exchange Act.

No work was performed by persons other than the principal accountant's employees in respect of the audit of AngloGold Ashanti's financial statements for 2009.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the issuer nor any affiliate of the issuer purchased any of the company’s shares during 2009.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

The following is a summary of the significant ways in which AngloGold Ashanti's corporate governance practices differ from those followed by US domestic companies under the New York Stock Exchange's corporate governance listing standards (the "NYSE listing standards").

The NYSE listing standards require the appointment of a Nominations Committee to oversee the appointment of new directors to the board, and that such committee be comprised solely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, but require that it be comprised solely of non-executive directors, the majority of whom must be independent. The company has appointed a Nominations Committee of the board. The nominations committee's membership comprises only of non-executive board members, all of whom are independent, as defined in the JSE Listing Requirements, and is chaired by the independent chairman of the board.

The NYSE listing standards require that a majority of the board to be comprised of independent directors, as such term is defined in the NYSE listing standards, and that the remunerations committee of the board be fully independent. In previous years, AngloGold Ashanti did not comply with these standards as the JSE Listing Requirements did not have similar standards. However, since May 6, 2008, the board comprises of a majority of independent directors, as defined in the JSE Listing Requirements, and the remuneration committee of the board is fully independent.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola"), a corporation in which the Company has a 41 percent (December 31, 2008: 38 percent) interest, have been audited by other auditors for the year ended December 31, 2008 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Sadiola is stated at $97 million at December 31, 2008, and the Company's equity in net loss is stated at $52 million for the year then ended.

The financial statements of Société des Mines de Morila S.A. ("Morila"), a corporation in which the Company has a 40 percent interest, have been audited by other auditors at December 31, 2008 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Morila, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Morila is stated at $114 million at December 31, 2008, and the Company's equity in net loss is stated at $69 million for the year then ended.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AngloGold Ashanti Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2010 expressed an unqualified opinion thereon.

As discussed in note 2 to the consolidated financial statements, in 2007 the Company adopted the guidance originally issued in Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified in FASB ASC Topic 740, Income Taxes), and accordingly has evaluated all tax positions and has made sufficient provision and disclosure.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
April 19, 2010

Report of the Independent Registered Public Accounting Firm

To the Members of Société des Mines de Morila S.A.

We have audited the accompanying balance sheet of Société des Mines de Morila S.A. (the Company) as of December 31, 2008, and the related statement of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société des Mines de Morila S.A. at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the IASB.

BDO Stoy Hayward LLP

London, England
April 22, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders of Societe d'Exploitation des Mines d'Or de Sadiola S.A.:

We have audited the accompanying balance sheet of Societe d'Exploitation des Mines d'Or de Sadiola S.A. (the company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Societe d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.
Registered Auditor

Bloemfontein, South Africa
May 4, 2009

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of income

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(In millions, except share and per share information)

	Notes	2009 $	2008 $	2007 $
Sales and other income		3,954	3,730	3,095
Product sales		3,784	3,655	3,048
Interest, dividends and other		170	75	47
Costs and expenses		4,852	4,103	3,806
Production costs		2,229	2,159	1,917
Exploration costs		150	126	117
Related party transactions	6	(18)	(10)	(16)
General and administrative		158	136	130
Royalties		84	78	70
Market development costs		10	13	16
Depreciation, depletion and amortization		615	615	655
Impairment of assets	5	8	670	1
Interest expense	5	123	72	75
Accretion expense	5	17	22	20
Employment severance costs	5	14	9	19
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	5	10	(64)	10
Non-hedge derivative loss	5	1,452	258	808
Other operating items	5	-	19	(16)
Loss from continuing operations before income tax and equity income in affiliates		(898)	(373)	(711)
Taxation benefit/(expense)	7	33	(22)	(118)
Equity income/(loss) in affiliates		88	(149)	41
Net loss from continuing operations		(777)	(544)	(788)
Discontinued operations	8	-	23	2
Net loss		(777)	(521)	(786)
Less: Net income attributable to noncontrolling interests		(48)	(42)	(28)
Net loss - attributable to AngloGold Ashanti		(825)	(563)	(814)
Net loss - attributable to AngloGold Ashanti				
Loss from continuing operations		(825)	(586)	(816)
Discontinued operations		-	23	2
		(825)	(563)	(814)
(Loss)/earnings per share attributable to AngloGold Ashanti common stockholders: (cents)				
From continuing operations	9			
Ordinary shares		(230)	(186)	(293)
E Ordinary shares		(115)	(93)	(146)
Ordinary shares - diluted		(230)	(186)	(293)
E Ordinary shares - diluted		(115)	(93)	(146)
Discontinued operations	9			
Ordinary shares		-	7	1
E Ordinary shares		-	4	-
Ordinary shares - diluted		-	7	1
E Ordinary shares - diluted		-	4	-
Net loss	9			
Ordinary shares		(230)	(179)	(292)
E Ordinary shares		(115)	(89)	(146)
Ordinary shares - diluted		(230)	(179)	(292)
E Ordinary shares - diluted		(115)	(89)	(146)
Weighted average number of shares used in computation	9			
Ordinary shares		357,355,126	313,157,584	277,337,292
E Ordinary shares - basic and diluted		3,873,169	4,046,364	4,117,815
Ordinary shares - diluted		357,355,126	313,157,584	277,337,292
Dividend paid per ordinary share (cents)		13	13	44
Dividend paid per E ordinary share (cents)		7	7	22

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated balance sheets

AT DECEMBER 31, 2009 and 2008

(In millions, except share information)

	Notes	2009 $	2008 $
ASSETS			
Current Assets		2,811	2,947
Cash and cash equivalents		1,100	575
Restricted cash	10	65	44
Receivables		206	224
Trade	11	45	39
Recoverable taxes, rebates, levies and duties		82	64
Related parties		5	4
Other	11	74	117
Inventories	12	663	552
Materials on the leach pad	12	40	49
Derivatives	25	330	571
Deferred taxation assets	7	333	150
Assets held for sale	17	74	782
Property, plant and equipment, net	13	5,454	4,765
Acquired properties, net	14	831	814
Goodwill	15	162	132
Other intangibles, net	15	18	20
Derivatives	25	5	-
Other long-term inventory	12	26	40
Materials on the leach pad	12	324	261
Other long-term assets	16	969	421
Deferred taxation assets	7	62	51
Total assets		10,662	9,451
LIABILITIES AND EQUITY			
Current liabilities		4,475	3,458
Trade accounts payable		340	314
Payroll and related benefits		147	92
Other current liabilities	18	120	157
Derivatives	25	2,525	1,758
Short-term debt	20	1,292	1,067
Tax payable		42	28
Liabilities held for sale	17	9	42
Other non-current liabilities	19	163	117
Long-term debt	20	667	873
Derivatives	25	176	130
Deferred taxation liabilities	7	1,171	1,008
Provision for environmental rehabilitation	5 / 21	385	302
Provision for labor, civil, compensation claims and settlements		33	31
Provision for pension and other post-retirement medical benefits	27	147	126
Commitments and contingencies	22	-	-
Equity	23	3,445	3,406
Common stock			
600,000,000 (2008 - 400,000,000) authorized common stock of 25 ZAR cents each			
Stock issued 2009 - 362,240,669 (2008 - 353,483,410)		12	12
Additional paid in capital		7,836	7,502
Accumulated deficit		(3,914)	(3,044)
Accumulated other comprehensive income		(654)	(1,148)
Other reserves		37	-
Total AngloGold Ashanti stockholders' equity		3,317	3,322
Noncontrolling interests		128	84
Total liabilities and equity		10,662	9,451

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of cash flows

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(In millions)

	Notes	2009 $	2008 $	2007 $
Net cash provided by operating activities		443	64	561
Net loss		(777)	(521)	(786)
Reconciled to net cash provided by operations:				
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other		18	(64)	14
Depreciation, depletion and amortization		615	615	655
Impairment of assets		8	670	1
Deferred taxation		(199)	(72)	(73)
Cash utilized for hedge book settlements		(797)	(1,113)	-
Movement in non-hedge derivatives		1,689	511	802
Equity (income)/loss in affiliates		(88)	149	(41)
Dividends received from affiliates		101	78	65
Other non cash items		(125)	27	6
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits		19	24	90
Effect of changes in operating working capital items:				
Receivables		(44)	(7)	(77)
Inventories		(169)	(131)	(240)
Accounts payable and other current liabilities		192	(101)	147
Net cash provided by continuing operations		443	65	563
Net cash used in discontinued operations		-	(1)	(2)
Net cash used in investing activities		(268)	(1,593)	(1,031)
Acquisition of assets		-	-	(40)
Increase in non-current investments		(89)	(93)	(27)
Affiliates and equity accounted joint ventures acquired		(354)	-	-
Proceeds on disposal of affiliate		-	48	-
Affiliates loans advanced		(2)	(4)	-
Affiliates loans repaid		-	4	-
Additions to property, plant and equipment		(1,019)	(1,194)	(1,015)
Proceeds on sale of mining assets		1,142	39	29
Proceeds on sale of discontinued assets		-	10	1
Proceeds on sale of available for sale investments		2	4	4
Proceeds on redemption of held to maturity investments		79	84	21
Dividends from available for sale investments		-	-	2
Cash outflows from derivatives purchased		(18)	(485)	-
Cash inflows from derivatives purchased		-	-	19
Loans receivable advanced		-	-	(1)
Loans receivable repaid		1	-	1
Change in restricted cash		(10)	(6)	(25)
Net cash generated by financing activities		303	1,715	462
Short-term debt repaid		(1,867)	(298)	(520)
Short-term debt raised		1,014	110	318
Issuance of stock		306	1,722	34
Share issue expenses		(11)	(54)	-
Long-term debt repaid		(864)	(316)	-
Long-term debt raised		1,760	743	525
Debt issue costs		(14)	-	-
Cash outflows from derivatives with financing		-	(134)	-
Cash inflows from derivatives with financing		35	-	249
Dividends paid to common stockholders		(45)	(41)	(125)
Dividends paid to noncontrolling interests		(11)	(17)	(19)
Net increase/(decrease) in cash and cash equivalents		478	186	(8)
Effect of exchange rate changes on cash		47	(88)	14
Cash and cash equivalents - January 1,		575	477	471
Cash and cash equivalents - December 31,		1,100	575	477

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED

Consolidated statements of stockholders' equity

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(In millions, except share information)

	AngloGold Ashanti stockholders							
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income* $	Accumulated deficit $	Other reserves $	Noncontrolling interests $	Total $
Balance - January 1, 2007	275,307,563	10	5,539	(765)	(1,476)		61	3,369
Net (loss)/income					(814)		28	(786)
Cumulative FIN 48 adjustment. Refer to Note 2.					(25)			(25)
Translation gain				93			2	95
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				200			2	202
Net loss on cash flow hedges, net of tax				(166)			(2)	(168)
Hedge ineffectiveness on cash flow hedges, net of tax				10				10
Net gain on available-for-sale financial assets arising during the period, net of tax				3				3
Other comprehensive income								117
Comprehensive loss								(669)
Acquisition of noncontrolling interests in Iduapriem and Teberebie mines							(9)	(9)
Stock issues as part of Share Incentive Scheme	1,181,882	-	37					37
Stock issues in exchange for E Ordinary shares cancelled	8,026	-	2					2
Stock issues transferred from Employee Share Ownership Plan to exiting employees	46,590	-	2					2
Stock based compensation expense			27					27
Dividends					(125)		(19)	(144)
Balance - December 31, 2007	276,544,061	10	5,607	(625)	(2,440)		63	2,615
Net (loss)/income					(563)		42	(521)
Translation loss				(597)			(8)	(605)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				157			3	160
Net loss on cash flow hedges, net of tax				(61)				(61)
Hedge ineffectiveness on cash flow hedges, net of tax				8				8
Net loss on available-for-sale financial assets arising during the period, net of tax				(29)				(29)
Release on disposal of available-for-sale financial assets during the period, net of tax				(1)				(1)
Other comprehensive loss								(528)
Comprehensive loss								(1,049)
Acquisition of subsidiary							1	1
Stock issues as part of rights offer	69,470,442	2	1,664					1,666
Stock issues as part of Golden Cycle acquisition	3,181,198	-	118					118
Stock issues as part of São Bento acquisition	2,701,660	-	70					70
Stock issues as part of Share Incentive Scheme	672,545	-	14					14
Stock issues in exchange for E Ordinary shares cancelled	94	-	3					3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	57,761	-	2					2
Stock based compensation expense			24					24
Dividends					(41)		(17)	(58)
Balance - December 31, 2008	352,627,761	12	7,502	(1,148)	(3,044)		84	3,406
Net (loss)/income					(825)		48	(777)
Translation gain				320			6	326
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				97			1	98
Net loss on cash flow hedges, net of tax				(12)				(12)
Hedge ineffectiveness on cash flow hedges, net of tax				5				5
Net gain on available-for-sale financial assets arising during the period, net of tax				72				72
Realized loss in earnings on available-for-sale financial assets during the period, net of tax				12				12
Other comprehensive income								501
Comprehensive loss								(276)
Share of capital transaction at equity accounted joint venture						37		37
Stock issues as part of equity offering	7,624,162	-	280					280
Stock issues as part of Share Incentive Scheme	1,131,916	-	25					25
Stock issues in exchange for E Ordinary shares cancelled	1,181	-	3					3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	189,787	-	7					7
Stock based compensation expense			19					19
Dividends					(45)		(11)	(56)
Balance - December 31, 2009	361,574,807	12	7,836	(654)	(3,914)	37	128	3,445

*The cumulative translation loss included in accumulated other comprehensive income amounted to $765 million (2008: $1,085 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $33 million (2008: $68 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $22 million (2008: $112 million). The cumulative gain, net of deferred taxation of $3 million (2008: $1 million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $69 million (2008: $15 million loss). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2008: $64 million). This gain is offset by $64 million (2008: $64 million) arising from translation of net investments in foreign entities.

As at December 31, 2009 and 2008, $254 million and $453 million, respectively, of retained earnings arising from the Company's equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions, except share and per share information)

1. NATURE OF OPERATIONS

AngloGold Ashanti Limited (the "Company"), as it conducts business today, was formed on April 26, 2004 following the Business Combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa on May 29, 1944 and Ashanti was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in the following regions: Southern Africa (South Africa and Namibia); Continental Africa (Ghana, Guinea, Mali and Tanzania); Australasia (Australia); North America (United States of America) and South America (Argentina and Brazil). The Company also produces as by-product: silver, uranium oxide and sulfuric acid.

2. ACCOUNTING CHANGES

Decreases in ownership of a subsidiary

In January 2010, the Financial Accounting Standards Board (“FASB”) updated the Accounting Standards Codification (“the Codification” or “ASC”) guidance for decreases in ownership of a subsidiary to include additional disclosures required upon deconsolidation of a subsidiary. The amendments are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and should be applied retrospectively to the first period in which the guidance on noncontrolling interests is adopted. The adoption had no impact on the Company’s financial statements.

The accounting standards codification

In June 2009, the FASB established the accounting standards codification to become the source of authoritative U.S. GAAP. The codification will supersede all non-SEC accounting and reporting standards. It is effective for interim and annual periods ending after September 15, 2009. The adoption had no impact on the Company’s financial statements, other than the references to authoritative U.S. GAAP.

Subsequent events

In May 2009, the FASB updated the ASC guidance for subsequent events to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended the ASC guidance for subsequent events. As a result, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. This change for SEC registrants is effective immediately. The adoption had no impact on the Company’s financial statements.

2. **ACCOUNTING CHANGES** *(continued)*

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB updated the ASC guidance for recognition and presentation of other-than-temporary impairments which: (i) clarifies the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provides guidance on the amount recognized of an other-than-temporary impairment and (iii) expands the disclosures required. It is effective for interim and annual reporting periods ending after June 15, 2009. See Note 16 for additional information.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB updated the ASC guidance for interim disclosures about fair value of financial instruments which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. It is effective for interim reporting periods ending after June 15, 2009. Except for presentation changes, the adoption had no impact on the Company's financial statements.

Assets and liabilities from contingencies in business combinations

In April 2009, the FASB updated the ASC guidance for accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The guidance addresses issues raised on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. It is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company adopted the provisions to be applied to all future business combinations.

Equity method investment

In November 2008, The Emerging Issues Task Force ("EITF") reached consensus on equity method investment accounting considerations, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. It provides guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. It is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively. The adoption had no impact on the Company's financial statements.

Instrument indexed to own stock

In June 2008, the EITF reached a consensus on determining whether an instrument (or an embedded feature) is indexed to an entity's own stock. The consensus was reached on the following three issues:

- How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
- How the currency in which the strike price of an equity-linked financial instrument is denominated affects the determination of whether the instrument is indexed to an entity's own stock.
- How an issuer should account for market-based employee stock option valuation instruments.

It is effective for the Company's fiscal year beginning January 1, 2009. The adoption had no impact on the Company's financial statements.

2. **ACCOUNTING CHANGES** *(continued)*

Participating securities

In June 2008, the FASB updated the ASC guidance for determining whether instruments granted in share-based payment transactions are participating securities, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. Under the guidance unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. It is effective for the Company's fiscal year beginning January 1, 2009. The adoption of had no impact on the Company's financial statements.

Convertible debt instruments

In May 2008, the FASB updated the ASC guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), which addresses the accounting for convertible debt securities that may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. It is effective for the Company's fiscal year beginning January 1, 2009. The adoption had no impact on the Company's financial statements.

Useful life of intangible assets

In April 2008, the FASB updated the ASC guidance for determination of the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and remove the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions. Instead, it requires an entity to consider its own historical experience in renewing similar arrangements. It is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Company's financial statements.

Derivative instruments

In March 2008, the FASB updated the ASC guidance for disclosures about derivative instruments and hedging activities. The guidance requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. The Company adopted these provisions on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company's financial statements. See Note 25 for additional information.

Noncontrolling interests

In December 2007, the FASB updated the ASC guidance for noncontrolling interests in consolidated financial statements to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company adopted the provisions on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company's financial statements.

2. **ACCOUNTING CHANGES** *(continued)*

Business combinations

In December 2007, the FASB updated the ASC guidance for business combinations, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. The Company adopted the provisions on January 1, 2009 to be applied to all future business combinations.

Post-retirement benefit plan assets

In December 2008, the FASB updated the ASC guidance for employers' disclosures about post-retirement benefit plan assets, which provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan. It requires more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. The Company early adopted the provisions as of December 31, 2008. The adoption did not have a material impact on the Company's financial statements.

Disclosures about credit derivatives and certain guarantees

In September 2008, the FASB updated the ASC guidance for disclosures about credit derivatives and certain guarantees, which requires disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument to provide certain disclosures for each credit derivative for each statement of financial position presented. It also requires an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company does not have any credit derivatives. The Company adopted the disclosure requirements with regards to guarantees as of December 31, 2008.

Employee benefit plans

In September 2006, the FASB updated the ASC guidance for employers' accounting for defined benefit pension and other post-retirement plans. The adoption of its requirement to measure the plan assets and benefit obligations as of December 31, 2008 did not have a material impact on the Company's financial statements.

2. **ACCOUNTING CHANGES** *(continued)*

Fair value measurements

The Company adopted the FASB ASC guidance for fair value measurements for financial assets and financial liabilities on January 1, 2008.

It provided enhanced guidance for using fair value to measure assets and liabilities. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. It also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. Refer to Note 24.

In February 2008, the FASB issued an update to the ASC guidance which provided a one year deferral until January 1, 2009 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). The Company adopted the provisions on January 1, 2009.

In October 2008, the ASC guidance was updated for determining the fair value of a financial asset when the market for that asset is not active. The intent of this update was to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is not active. It is effective as of the issuance date and has not affected the valuation of the Company's financial assets.

In April 2009, the ASC guidance was updated for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. It provides additional guidance for estimating fair value when the volume and level of activity have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. It is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption had no impact on the Company's financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities. It provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The adoption had no impact on the Company's financial statements.

Uncertain taxes

The Company adopted the FASB ASC guidance for accounting for uncertainty in income taxes on January 1, 2007 and recorded an opening adjustment of $25 million against opening accumulated deficit on adoption. The guidance prescribes a comprehensive model for the financial statement recognition, measurement presentation and disclosure of tax positions taken or expected to be taken in income tax returns. It also provides guidance on derecognition and classification and recognition of interest and penalties.

3. ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS

2009 acquisitions
The Company made the following acquisitions during the year:

- **Acquisition of an effective 45 percent interest in the Kibali gold project**
  With effect from December 22, 2009, AngloGold Ashanti and Randgold Resources Limited ("Randgold") each hold an effective 45 percent interest in the Kibali gold project (formerly the Moto gold project), while L'Office des Mines d'Or de Kilo-Moto ("OKIMO"), a Congolese parastatal, holds the remaining 10 percent stake, thereby maintaining the continued vested interest of the Government of the Democratic Republic of the Congo ("the DRC") in the Kibali gold project.

  The purchase price for the acquisition of AngloGold Ashanti's initial interest of 35 percent in the Kibali gold project was funded by an offering of 7,624,162 ordinary shares at an issue price of $37.25 per ADS (or R288.32 per ordinary share) which represented an approximate 3 percent discount to the closing price of its ADS on the NYSE on August 31, 2009. The offering closed on September 8, 2009 and AngloGold Ashanti received total gross proceeds, before underwriting discounts and expenses, of approximately $284 million. Total consideration for the effective 45 percent interest acquired in the Kibali gold project amounted to $345 million.

- **Acquisition of an additional interest in Sadiola**
  On December 29, 2009, AngloGold Ashanti, together with IAMGOLD Corporation purchased from the International Finance Corporation ("IFC"), the IFC's 6 percent stake in Société d'Exploitation des Mines d'or de Sadiola ("SEMOS"), which owns the Sadiola Gold Mine for $12 million (AngloGold Ashanti's share being $6 million) to be followed by contingent payments not exceeding $3 million (of which AngloGold Ashanti's share is $1.5 million). This transaction has resulted in AngloGold Ashanti and IAMGOLD each increasing their respective interest in Sadiola from 38 percent to 41 percent. In addition, AngloGold Ashanti and IAMGOLD have extended an offer to the Government of the Republic of Mali to take up its proportionate entitlement of 19.15 percent of the 6 percent sale interest, by acquiring an equal 0.574 percent interest in SEMOS from each. The Government of the Republic of Mali has advised the parties that they expect to confirm their intention by the end of June 2010.

2009 disposals
The Company's disposals during the year included:

- ***Disposal of Boddington Gold Mine***
  On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell its 33.33 percent interest in the Boddington Gold Mine to Newmont Mining Corporation ("Newmont"). The transaction was completed on June 26, 2009.

  In terms of the agreement, the Company received payment of $750 million in cash during June 2009 and a further $240 million in December 2009. In addition, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million. All refunds and reimbursements between the Company and Newmont have been settled.

- ***Disposal of Tau Lekoa***
  On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell with effect from January 1, 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to Simmer & Jack Mines Limited ("Simmers"). On November 25, 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval of the South African Department of Mineral Resources ("DMR"), of the transfer of the applicable mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from March 31, 2010 to September 30, 2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before September 30, 2010.

3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

2008 acquisitions
The Company made the following acquisitions during the year:

- ***Acquisition of noncontrolling interests in North America***
  Effective July 1, 2008, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture ("CC&V") through the acquisition of 100 percent of Golden Cycle Gold Corporation ("GCGC"). The Company issued 3,181,198 AngloGold Ashanti shares (total value $118 million) pursuant to this transaction. The Company completed the purchase price allocation of fixed assets during the third quarter of 2008. The transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $18 million being recorded, relating mainly to the premium paid to obtain the remaining interest in CC&V. The goodwill related to the acquisition is non-deductible for tax purposes.

- ***Acquisition of São Bento mine***
  On December 15, 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited ("SBG") and its wholly-owned subsidiary, São Bento Mineração S.A. ("SBMSA") from Eldorado Gold Corporation ("Eldorado") for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. The transaction was accounted for as an asset acquisition. The purchase price was allocated to the underlying assets acquired. The purchase of SBG and SBMSA gave AngloGold Ashanti access to the São Bento mine, a gold operation situated in the immediate vicinity of AngloGold Ashanti's Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil.

2008 disposals
The Company's disposals during the year included:

- ***Disposal of exploration interests in Colombia***
  On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement ("MOA") with B2Gold Corp. ("B2Gold"). B2Gold would acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold. On May 16, 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.

- ***Disposal of equity interest in Nufcor International Limited***
  During the quarter ended June 30, 2008, the Company disposed of its 50 percent interest held in Nufcor International Limited, a London based uranium marketing, trading and advisory business, to Constellation Energy Commodities Group for net proceeds of $48 million.

3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

2007 acquisitions

The Company made the following acquisitions during the year:

- ***Strategic alliance in Russia with Polymetal and assets acquired from Trans-Siberian Gold plc***
  During 2006, AngloGold Ashanti entered into a 50:50 strategic alliance (joint venture) with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal ("Polymetal"). In June 2007, the Company concluded the purchase of Trans-Siberian Gold plc ("TSG")'s interests in its Krasnoyarsk based subsidiaries, OOO GRK Amikan ("Amikan") and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania ("AS APK") for a consideration of $40 million. The companies acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the joint venture. Of the assets acquired from TSG, assets of $15 million were subsequently sold by the joint venture during the quarter ended March 31, 2008.

- ***Acquisition of noncontrolling interests in Ghana***
  AngloGold Ashanti completed the acquisition of the noncontrolling interests in the Iduapriem and Teberebie mine previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) effective September 1, 2007 for a total cash consideration of $25 million. The Company finalized the purchase price allocation of fixed assets during the third quarter of 2008. The final purchase price allocation did not vary significantly from the preliminary allocation.

2007 disposals

The Company's disposals during the year included:

- ***Sale of Ergo surface reclamation operation***
  On June 8, 2007, AngloGold Ashanti announced that it had sold, subject to certain conditions, most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005, to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited. The transaction was approved by the Competition Commissioner on May 5, 2008.

- ***Sale of Mwana Africa plc shares***
  During July 2007, AngloGold Ashanti disposed of its investment of 600,000 shares previously held in Mwana Africa plc for $0.8 million.

Fair value of acquisition of business

	2008 Golden Cycle acquisition[1] $
Property, plant and equipment	93
Goodwill[1]	18
Current assets	7
Net value of assets acquired	118
Purchase price paid	(118)
- Issuance of common stock	(118)
Gross value	(118)
Share issue expenses	-

(1) *The Golden Cycle Gold Corporation business combination was completed effective July 1, 2008. Refer to: "Acquisition of noncontrolling interests in North America". The Company recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $18 million on acquisition.*

4. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States dollars. The functional currency of a significant portion of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars is in accordance with the FASB ASC guidance on foreign currency translation.

Use of estimates: The preparation of the financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. The Company regularly reviews estimates and assumptions that affect the annual financial statements, however, actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions include mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred taxation assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

Comparatives: The Company adopted the FASB ASC guidance on noncontrolling interests, effective January 1, 2009, which requires the noncontrolling interests to be classified as a separate component of net income and equity. The Company also reclassified the short-term portion relating to its post-retirements benefits of $13 million in the consolidated balance sheet as of December 31, 2008, from Provision for pension and other post-retirement medical benefits to Other current liabilities. The change was made to conform to the presentation in the consolidated balance sheet as of December 31, 2009.

The following are the accounting policies used by the Company which have been consistently applied:

4.1 Consolidation

The consolidated financial information includes the financial statements of the Company and its subsidiaries. Where the Company has a direct or indirect controlling interest in an entity through a subsidiary, the entity is classified as a subsidiary. Interests in incorporated mining joint ventures in which the Company has joint control are accounted for by the equity method.

The financial statements of subsidiaries and the Environmental Trust Fund (a rehabilitation trust under the Company's control) are prepared for the same reporting period as the Company, using the same accounting policies, except for Rand Refinery Limited (a subsidiary of the Company) which reports on a three-month time lag. Adjustments are made to subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are consolidated from the date on which control is transferred. They are de-consolidated from the date on which control ceases.

All significant intercompany transactions and accounts are eliminated in consolidation.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.2 **Investments in equity investees (associates and incorporated joint ventures)**

An associate is an entity other than a subsidiary in which the Company has a material long-term interest and in respect of which the Company has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.

A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more external joint venture partners under a contractual arrangement that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent.

Investments in associates and incorporated joint ventures are accounted for using the equity method.

Goodwill relating to associates and incorporated joint ventures is included in the carrying value of the Company's investment. The total carrying value of equity accounted investments in associates and incorporated joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When an indicated impairment exists, the carrying value of the Company's investment in those entities is written down to its fair value. The Company's share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Company, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the Company.

Profits realized in connection with transactions between the Company and associated companies are eliminated in proportion to ownership.

4.3 **Foreign currency translation**

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

Transactions and balances

Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Non-monetary items are translated at historic rates. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate, except where hedge accounting is applied. These transactions are included in the determination of other income.

Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- equity items other than profit attributable to equity shareholders are translated at the closing rate;
- assets and liabilities for each balance sheet presented are translated at the closing rate;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognized as a separate component of equity and included within accumulated other comprehensive income.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to stockholders' equity on consolidation.

When a foreign operation is sold, cumulative exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate at each balance sheet date.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.4 **Segment reporting**

A segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other segments and are reported on a reporting segment basis using the management approach. This approach is based on the way management organizes segments within the Company for making operating decisions and assessing performance. The Chief Operating Decision Maker has determined that the Company operates primarily in the delivery of gold.

4.5 **Cash and cash equivalents and restricted cash**

Cash and cash equivalents consist of cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value. Restricted cash is reported separately in the consolidated balance sheets.

4.6 **Non-marketable debt securities**

Investments in non-marketable debt securities, for which the Company does not control or exercise significant influence, are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount is reduced and the loss recognized in the income statement.

4.7 **Marketable equity investments and debt securities**

Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within accumulated other comprehensive income in the period in which they arise. These amounts are removed from accumulated other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the FASB ASC guidance on accounting for certain investments in debt and equity securities. AngloGold Ashanti considers several factors in determining other-than-temporary impairment losses: including the current and expected long-term business prospects of the issuer; the length of time and relative magnitude of the price decline and its ability and intent to hold the investment until the price recovers.

Marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost.

4.8 **Inventories**

Inventories, including gold in process, gold on hand (doré/bullion), uranium oxide, sulfuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production as described below. The cost of gold, uranium oxide and sulfuric acid is determined principally by the weighted average cost method using related production costs.

Ore stockpiles are valued at the average moving cost of mining the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.

The cost of inventory is determined using the full absorption costing method. Gold in process and ore stockpile inventory include all costs attributable to the stage of completion. Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand (doré/bullion) includes all gold in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.

The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2009 and 2008, $40 million and $49 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate was used in determining the short-term portion of materials on the leach pad as at December 31, 2009. As at December 31, 2009, $324 million was classified as long-term compared with $261 million as at December 31, 2008.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.9 **Development costs and stripping costs**

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.

Post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs only occurs to the extent inventory exists at the end of a reporting period.

Costs associated with the opening of a new pit, are capitalized as mine development costs.

4.10 **Depreciation, depletion and amortization**

Mine development costs, mine plant facilities and other fixed assets

Mine development costs, mine plant facilities and other fixed assets are recorded at cost less accumulated amortization and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs.

Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralization in existing orebodies and to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred.

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc. and ore reserve development are depleted using proven and probable reserves applicable to that specific area. When an area is vacated and there is no longer an intention to mine due to a change in mine plans, all costs that have not been depleted are written off.

Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives as follows:

- vehicles up to five years; and
- computer equipment up to three years.

Acquired properties

Acquired properties are carried at amortized cost. Purchased undeveloped mineral interests are acquired mineral rights and are recorded as tangible assets as part of acquired properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. "Brownfield" stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure. "Greenfield" stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine's infrastructure. The Company's mineral rights are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.10 **Depreciation, depletion and amortization** *(continued)*

Brownfield properties are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Greenfield mineral interests are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held-for-use assets in accordance with the Company's asset impairment accounting policy. See Note 4.13.

4.11 **Other mining costs**

Other mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

4.12 **Goodwill**

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves including value beyond proven and probable, acquired properties and other net assets is recognized as goodwill.

Goodwill relating to subsidiaries is tested for impairment at least annually or when indicators of impairment exist and is carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to reporting units for the purpose of impairment testing.

Goodwill relating to incorporated joint ventures and associates is included within the carrying value of the investment in incorporated joint ventures and associates and tested for impairment when indicators exist. See Note 4.2.

The allocation of goodwill to an individual operating mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. The Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

4.13 **Asset impairment**

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group's mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that is commensurate with the risks involved, considering the term of the expected cash flows and any asset specific and country risks. In addition, an asset impairment is considered to exist where the fair value less costs to sell of an asset held for sale is below its carrying amount.

4.14 **Borrowing costs**

Interest on borrowings relating to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.15 **Leased assets**

Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

4.16 **Provisions**

Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

4.17 **Taxation**

Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition. See Note 4.22.

Current taxation is measured on taxable income at the applicable enacted statutory rates.

The Company’s operation involves dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities and resolution of disputes arising from federal, state, and international tax audits. A tax position is recognized in the financial statements when it is ‘more-likely-than-not’ that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits. The Company recognizes tax liabilities for anticipated tax audit issues in tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest and penalties, if any, in the income statement as part of income tax expense.

4.18 **Asset retirement obligations and rehabilitation costs**

The Company accounts for asset retirement obligations (“AROs”) in accordance with the FASB ASC guidance on accounting for asset retirement obligations.

AROs also referred to as decommissioning costs, arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation arises from activities that are operational in nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.

Rehabilitation costs and related liabilities are based on the Company’s interpretation of current environmental and regulatory requirements.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

4.19 Product sales

Revenue from product sales is recognized when:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

The sales price, net of any taxes, is fixed on either the terms of gold sales contracts or the gold spot price.

4.20 Financial instruments

Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the Company becomes a party to the contractual arrangements. Subsequent measurement of derivative instruments is dealt with below.

Derivatives

The Company accounts for derivative contracts in accordance with the FASB ASC guidance on accounting for derivative instruments and hedging activities, which requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value at each reporting period are accounted for either in the income statement or in accumulated other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capitalized expenditure and the sale of production into the spot market, and are classified as cash flow hedges. Where a derivative qualifies as the hedging instrument in a cash flow hedge, changes in fair value of the hedging instruments, to the extent effective, are deferred in accumulated other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales exemption or hedge accounting are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains or losses on non-hedge derivatives.

Cash flows from derivative instruments accounted for as cash flow hedges and non-hedge derivatives are included in net cash provided by operating activities in the statements of consolidated cash flows. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified as financing activities within the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated statement of cash flows.

The estimated fair values of derivatives are determined at discrete points in time based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Certain derivative instruments are designated as hedges of foreign currency denominated borrowings and investments in foreign entities. This designation is reviewed at least quarterly, or as borrowing and investment levels change. The hedge amounts (to the extent effective) are recorded as an offset to the translation gains/losses being hedged.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.21 **Employee benefits**

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee administered funds, determined by annual actuarial calculations. The Company has both defined benefit and defined contribution plans.

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income as and when they arise. This method is applied consistently in each period end to all gains and losses.

The asset/liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The contributions on defined contribution plans are recognized as employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other post-employment benefit obligations

Some group companies provide post-retirement healthcare benefits. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. These obligations are valued annually by independent qualified actuaries. Actuarial gains and losses arising in the plan are recognized as income or expense as and when they arise.

Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after balance sheet date are discounted to present value.

4.22 **Deferred taxation**

The Company follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred taxation assets and liabilities include the impact of any tax rate changes enacted during the year. Principal temporary differences arise from depreciation on property, plant and equipment, derivatives, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred taxation assets if it is more likely than not that such assets will not be realized.

4.23 **Dividends paid**

Dividends are recognized when declared by the board of directors. Dividends may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders’ equity (including share capital and premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.24 **Earnings per share**

Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, in accordance with the FASB ASC guidance on earnings per share, using the two class method which requires that basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.

The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As only 50 percent of dividends are paid to E ordinary share holders in cash (the remaining 50 percent reduces the exercise price of the E ordinary shares), the undistributed earnings are allocated between E ordinary shares and ordinary shares based on this proportionate basis. Further, as the Company assumes the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of Ordinary shares, the undistributed earnings are equal to net income (loss) for the computation.

4.25 **Exploration and evaluation costs**

The Company expenses all exploration costs until the directors conclude that a future economic benefit is more likely than not of being realized. In evaluating if expenditures meet this criterion to be capitalized, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proven and probable reserves at this location.

- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proven and probable reserves after which the expenditure is capitalized as a mine development cost.

- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, are capitalized as mine development costs.

Costs relating to property acquisitions are capitalized within development costs.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are recorded as exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.25 **Exploration and evaluation costs** *(continued)*

a. There is a probable future benefit;
b. AngloGold Ashanti can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.

The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

	2009	2008	2007
Net income ($ millions)	16	10	1
Earnings per share [1] (cents)	4	3	-
Retained income - January 1 ($ millions)	70	60	59
Retained income - December 31 ($ millions)	86	70	60

[1] Impact per basic and diluted earnings per common share.

4.26 **Stock-based compensation plans**
The Company's management awards certain employees stock options on a discretionary basis.

The fair value of the stock-based payments is calculated at grant date using an appropriate model. For equity settled stock-based payments, the fair value is determined using a Black-Scholes method and expensed on a straight-line basis over the vesting period based on the group's estimate of shares that will eventually vest.

Option schemes which include non-market vesting conditions have been calculated using the Black-Scholes model. For all other stock-based payments to employees the fair value is determined by reference to the market value of the underlying stock at grant date adjusted for the effects of the relevant terms and conditions.

For schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the income statement charge. Vesting assumptions are reviewed during each reporting period.

Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in Additional paid in capital over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to Common stock and Additional paid in capital when the options are exercised.

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.27 **Recent pronouncements**

Variable interest entities
In June 2009, the FASB ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect the adoption of this guidance to have a material impact on the Company's financial statements.

Distributions to shareholders
In January 2010, the FASB ASC guidance for accounting for distributions to shareholders with components of stock and cash was updated to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in EPS prospectively. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, and should be applied retrospectively to all prior periods. The Company does not expect the adoption of the updated guidance to have a material impact on the Company's financial statements.

Fair value measurements
In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance will have no impact on the Company's financial statements.

5. COSTS AND EXPENSES

Employment severance costs

Total employee severance costs amounted to $14 million for 2009 (2008: $9 million, 2007: $19 million) and were due to retrenchments reflecting mainly downsizing and rationalization of operations in the Southern Africa and Continental Africa regions. Employee severance costs recorded in 2009, 2008 and 2007 included retrenchment costs of $10 million, $9 million and $5 million, respectively, in South Africa and $3 million, $nil million and $14 million, respectively, in Ghana (at Obuasi) due to a planned reduction in workforce.

Interest expense

	2009	2008	2007
	$	$	$
Finance costs on bank loans and overdrafts	85	49	18
Finance costs on corporate bond [1]	-	18	31
Finance costs on convertible bonds [2]	37	27	26
Capital lease charges	3	3	3
Discounting of non-current trade and other debtors	6	1	6
Other	5	4	1
	136	102	85
Less : Amounts capitalized [3]	(13)	(30)	(10)
	123	72	75

(1) *The unsecured corporate bond (issued on August 21, 2003) in the aggregate principal amount of R2 billion ($300 million) was repaid on August 28, 2008.*

(2) *The $1.0 billion 2.375 percent convertible bond (issued February 27, 2004) was repaid on February 27, 2009. On May 22, 2009, AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, issued $732.5 million 3.5 percent guaranteed convertible bonds due May 2014, convertible into ADSs and guaranteed by AngloGold Ashanti Limited. Refer to Note 20.*

(3) *Interest capitalized on qualifying assets. Refer to Note 13.*

Impairment of assets

Impairments are made up as follows:

	2009	2008	2007
	$	$	$
Continental Africa			
Impairment and write-off of oxide treatment plant at Obuasi mine[1]	4	-	-
Impairment of goodwill held in Obuasi mine[2]	-	104	-
Impairment of abandoned shaft infrastructure and reserve power plant at Obuasi mine[3]	-	15	-
Impairment of reserve power plant at Iduapriem mine[3]	-	3	-
Impairment of goodwill held in Iduapriem mine[4]	-	14	-
Impairment of goodwill held in Geita mine[5]	-	181	-
Impairment of Geita mining assets[5]	-	299	-
Impairment of exploration assets in the DRC[6]	-	29	-
Impairment of obsolete heap leach plant infrastructure at Siguiri mine	-	7	-
Southern Africa			
Impairment of Tau Lekoa (held for sale). Refer to Note 17.[7]	4	-	-
Below 120 level at TauTona[8]	-	16	-
Other			
Impairment and write-off of various minor tangible assets and equipment	-	2	1
	8	670	1

(1) *Due to damage suffered by the leach tanks of the treatment plant its use was discontinued in 2009.*

(2) *In 2008, annual impairment testing for goodwill was performed for Obuasi and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana. The reporting unit's fair value was determined using a real pre-tax discount rate of 9 percent.*

(3) *The reserve power plant had been placed on care and maintenance during 2008 and was handed over to the Volta Regional Authority in 2009. Both Obuasi mine and Iduapriem mine contributions to the capital cost of the reserve power plant were impaired as the mines would not derive further economic benefit.*

(4) *In 2008, annual impairment testing for goodwill was performed for Iduapriem and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana. The reporting unit's fair value was determined using a real pre-tax discount rate of 8.8 percent.*

(5) *In 2008, annual impairment testing for goodwill was performed for Geita and it was determined that its goodwill was fully impaired. The impairment testing for mining assets was performed and the estimated fair value of the mining assets did not support the carrying values and as a result, an impairment of mining assets was recorded. The impairment at Geita mine was due to a combination of factors such as the lower forward gold curve price, higher discount rates and a change in the mine plan revised mainly due to a reduction in reserves resulting from resource model changes, grade factors and an increase in the cost of extraction. The reporting unit's fair value was determined using a real pre-tax discount rate of 11.5 percent.*

(6) *In terms of the volatile political situation in the DRC in 2008, commercial exploitation appeared unlikely and the mineral right value was impaired.*

(7) *Following the classification of Tau Lekoa as held for sale in 2009, impairment testing was performed on the held for sale asset. As the estimated fair value less costs to sell did not support the carrying value, an impairment of $4 million was recorded for held for sale assets. The reporting unit's fair value was derived from the anticipated sales price, discounted at a rate of 10 percent.*

(8) *Due to a change in the mine plan resulting from safety related concerns following seismic activity, a portion of the below 120 level development was abandoned and would not generate future cash flows.*

5. COSTS AND EXPENSES *(continued)*

The following estimates and assumptions were used by management when reviewing long-lived assets for impairment:

- the gold price assumption represented management's best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information including current prices, historical averages, and forward pricing curves. A long-term real gold price of $906 per ounce (2008: $817 per ounce) was based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
- proven and probable ore reserves as well as value beyond proven and probable reserves estimates. For these purposes proven and probable ore reserves of approximately 68.3 million ounces (including joint ventures) as at December 31, 2009 were determined assuming a three year historical average gold price of $840 per ounce, A$1,024 per ounce in Australia and R213,352 per kilogram in South Africa;
- the real pre-tax discount rate is commensurate with the risks involved which is consistent with the basis used in 2008. The risk factors considered were country risk as well as asset risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor was based on the Company's internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
- foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations were based on life of mine plans; and
- variable operating cash flows were increased at local Consumer Price Index (CPI) rates.

The real pre-tax discount rates applied in the 2009 impairment calculations on reporting units with significant assigned goodwill were as follows:

	Percentage
Australasia	
Sunrise Dam	9.9
North America	
Cripple Creek	6.4

In addition to the gold price and discount rate assumptions described above, the factors affecting the estimates include:

- changes in proven and probable ore reserves as well as value beyond proven and probable reserves;
- the grade of ore reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues; and
- changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

5. COSTS AND EXPENSES *(continued)*

Environmental rehabilitation obligations
Long-term environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

The following is a reconciliation of the total liabilities for asset retirement obligations:

	(in US Dollars, millions)
Balance as at December 31, 2008	302
Additions to liabilities	7
Transfers to held for sale	(6)
Liabilities settled	(8)
Accretion expense	17
Change in assumptions	33 [1]
Translation	40
Balance as at December 31, 2009	385

[1] *Revisions relate to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.*

These liabilities mainly relate to obligations at the Company's active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company's consolidated balance sheets. As at December 31, 2009 and 2008 the balances held in the trust and bond amounted to $117 million and $84 million, respectively.

Operating lease charges
Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used. Lease charges relate mainly to the hire of plant and machinery and other land and buildings.

Operating leases for plant and machinery are for contracts entered into with mining contractors. The contracts are for specified periods and include escalation clauses. Renewals are at the discretion of the respective operating mine. Certain contracts include the provision of penalties payable on early exiting or cancellation.

Rental expense[1]

	2009	2008	2007
	$	**$**	**$**
Comprising of:			
Minimum rentals	33	30	51

[1]*Included in production costs for each period presented.*

Future minimum rental payments are:	
2010	9
2011	2
2012	2
2013	1
2014	1
Thereafter	-
	15

5. **COSTS AND EXPENSES** *(continued)*

Loss/(profit) on sale of assets, realization of loans, indirect taxes and other

	2009	2008	2007
	$	$	$
Profit on disposal of a 33.33 percent joint venture interest in Boddington Gold Mine in Australia [(1)]	(56)	-	-
Insurance claim recovery[(2)]	(7)	-	-
Reassessment of indirect taxes payable in Brazil	(3)	-	-
Reassessment of indirect taxes payable in Tanzania	25	(15)	7
Loss/(profit) on disposal of land, mineral rights and exploration properties[(3)]	13	2	(10)
Loss on consignment stock	12	-	-
Impairment of investments[(4)]	12	6	-
Impairment of Pamodzi Gold debtor	7	-	-
Reassessment of indirect taxes and royalties payable in Guinea	7	(3)	11
Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation	-	(33)	-
Certain royalty and production related payment interests in North America sold to Royal Gold Inc.	-	(14)	-
Deferred income on sale of La Rescatada exploration interest recognized in South America (Peru)	-	(8)	-
Recovery of exploration costs previously expensed in South Africa and South America (Peru)	-	(4)	(6)
Contributions by other members to Nufcor Uranium Trust situated in South Africa	-	(3)	-
Profit on disposal of the Company's 50 percent equity interest held in Nufcor International Limited	-	(2)	-
Costs relating to the issue of rights granted to E ordinary shareholders[(5)]	-	9	-
Contractor termination costs in Ghana	-	1	-
Non-recoverable value added state tax	-	-	5
Buildings destroyed by fire in Guinea	-	-	3
	10	(64)	10

[(1)] *Includes $31 million foreign exchange transaction loss.*

[(2)] *Refers to business interruption insurance following a seismic event which resulted in the suspension of operations at Savuka (in South Africa) during 2009.*

[(3)] *Refers to the disposal and abandonment of land, mineral rights and exploration properties situated in Brazil, Ghana, South Africa, North America and Tanzania.*

[(4)] *Impairment of B2Gold Corporation shares ($12 million) in 2009 and Red 5 Limited shares ($4 million) in Australia and Dynasty Gold Corporation shares ($2 million) in China in 2008. Refer to Note 16.*

[(5)] *Rights offer was completed in early July 2008.*

5. COSTS AND EXPENSES *(continued)*

Non-hedge derivative loss

A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (2008: $258 million, 2007: $808 million).

During 2009, the Company embarked on a hedge buy back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. Of the total hedge buy-back cost of $797 million, the majority, being $580 million, related to contracts previously designated as normal purchase and sale exempted ("NPSE"), which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The impact in July 2009 of the related re-designation of the contracts discussed above resulted in an increase in the current non-hedge derivative liability and a consequential loss on non-hedge derivatives of $543 million. During the remainder of 2009, the contracts that were previously NPSE designated experienced a further fair value decline (recorded in loss on non-hedge derivatives) of $143 million, settlements of $130 million and thus resulted in a $556 million derivative liability balance as of December 31, 2009.

Therefore the loss on non-hedge derivatives recorded for the year ended December 31, 2009 primarily relates to the hedge buy-back that resulted in the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $32.6 million (as described in Note 20) and the revaluation of non-hedge derivatives, including those NPSE contracts re-designated as a result of the accelerated settlement as discussed above, resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2009.

During 2008, the Company recorded a realized loss on the accelerated settlement of non-hedge derivatives of $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the normal sale exemption, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet, with changes in fair value reflected in the income statement. Following this, during the third quarter of 2008, the Company cash settled contracts designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009.

Other operating items

	2009 $	2008 $	2007 $
Comprising of:			
Realized loss on other commodity contracts	-	32	-
Provision reversed on loss on future deliveries of other commodities	-	(5)	(13)
Unrealized gain on other commodity physical borrowings	-	(8)	(3)
	-	19	(16)

6. **RELATED PARTY TRANSACTIONS**

As at December 31, 2008, Anglo American plc (AA plc) and its subsidiaries held an effective 16.17 percent interest in AngloGold Ashanti. On March 17, 2009, AA plc disposed of its entire remaining shareholding in the Company. The Company had the following transactions with related parties during the years ended December 31, 2009, 2008 and 2007:

	December 31, 2009		December 31, 2008		December 31, 2007
	Purchases (by)/from related party	**Amounts owed to/(by) related party**	**Purchases (by)/from related party**	**Amounts owed to/(by) related party**	**Purchases (by)/from related party**
(in millions)	**$**	**$**	**$**	**$**	**$**
Related party transactions of equity accounted joint ventures and associates					
AGA Polymetal Strategic Alliance	-	(3)	-	(3)	-
Margaret Water Company	1	-	1	-	-
Oro Group (Proprietary) Limited	-	(2)	-	(2)	-
Societe d'Exploitation des Mines d'Or de Sadiola S.A.	(10)	(3)	(5)	(2)	(7)
Societe d'Exploitation des Mines d'Or de Yatela S.A.	(3)	-	(1)	(1)	(3)
Societe des Mines de Morila S.A.	(6)	(1)	(5)	(1)	(5)
Trans-Siberian Gold plc	-	(1)	-	(1)	(1)
Orpheo (Proprietary) Limited	-	(1)	-	-	-
AuruMar (Proprietary) Limited	-	(2)	-	-	-

6. **RELATED PARTY TRANSACTIONS** *(continued)*

Amounts owed to/due by joint venture related parties are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.

The loan balance due to Goldmed Medical Scheme of $1 million as of December 31, 2008, was repaid during 2009.

The AGA-Polymetal Strategic Alliance (joint venture) loan of $3 million advanced during 2008, is interest free and is repayable on demand at any time after profits have been generated by the joint venture.

The Oro Group (Proprietary) Limited loan of $2 million (2008: $2 million) bears interest at a rate determined by the Oro Group (Proprietary) Limited's board of directors and is repayable at their discretion.

The AuruMar (Proprietary) Limited loan of $2 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.

The Orpheo (Proprietary) Limited loan of $1 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.

The Company, which holds an equity interest of 29.7 percent (2008: 29.7 percent) in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a consideration of $40 million. The companies acquired consist of Amikan and AS APK.

In connection with the relocation of Roberto Carvalho Silva, a former executive director of the Company who retired in 2007, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company's subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. All outstanding balances were repaid on or about August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company's subsidiary to this company in respect of such services during 2007 was BRL634,023 ($329,055). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company effective July 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7. TAXATION

	2009 $	2008 $	2007 $
(Loss)/income from continuing operations before income tax and equity income in affiliates was derived from the following jurisdictions:			
Southern Africa	(337)	249	(35)
Continental Africa	(252)	(712)	(691)
Australasia	(147)	(69)	81
North America	(70)	127	(93)
South America	51	73	77
Other, including Corporate and Non-gold producing subsidiaries[1]	(143)	(41)	(50)
	(898)	(373)	(711)

[1] *The increase in the loss from 2008 is due to the additional finance charges on the Term Facility and exploration expenses in 2009.*

(Charge)/benefit for income taxes attributable to continuing operations is as follows:

	2009 $	2008 $	2007 $
Current:			
Southern Africa[1]	(37)	(26)	(99)
Continental Africa[2]	(37)	(26)	(5)
Australasia[3]	(34)	3	(37)
North America	2	-	(1)
South America[4]	(56)	(34)	(48)
Other	(4)	(11)	(1)
Total current	(166)	(94)	(191)

[1] *The increase in the tax charge in 2009 is mainly due to higher income as a result of the higher gold price. The reduction in the tax charge in 2008 mainly related to the tax benefit on losses relating to the settlement of non-hedge derivative contracts. The high taxation charge in 2007 partly related to higher earnings arising from the higher gold price.*

[2] *Siguiri has utilized the historic assessed losses and unredeemed capital allowances brought forward assisted by the improved grade and plant utilization which resulted in taxable income in 2009 and 2008.*

[3] *The increase in the tax charge in 2009 is mainly due to capital gains tax on the sale of the Boddington Gold Mine. In 2008, Sunrise Dam's taxable income reduced considerably following the completion of the mining in the megapit during the year.*

[4] *Increase in tax charge in 2009 mainly relates to higher earnings due to the improved gold price.*

	2009 $	2008 $	2007 $
Deferred:			
Southern Africa[1]	135	(41)	53
Continental Africa[2]	33	123	37
Australasia[3]	49	(4)	10
North America	-	-	-
South America	(18)	(16)	(21)
Other	-	10	(6)
Total deferred	199	72	73
Total income and mining tax benefit/(expense)	33	(22)	(118)

[1] *Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate. Estimated deferred taxation rates reflect the future anticipated taxation rates at the time temporary differences reverse.*

During 2009, 2008 and 2007, deferred taxation was provided at a future anticipated taxation rate ranging between 36 percent and 39 percent for 2009, 36 percent and 38 percent for 2008, and in 2007 at 39 percent and 37 percent, respectively.

The increase in deferred tax credits in 2009 is mainly due to unrealized non-hedge derivative losses arising from an improved gold price and the remaining NPSE contracts being re-designated as non-hedge derivatives and recorded on the balance sheet, following the hedge buy-back in July 2009.

7. **TAXATION** *(continued)*

The effect of the change in estimated deferred taxation rate on the results for 2009, 2008 and 2007 were as follows:

	Year ended December 31					
	2009		2008		2007	
	Impact	Per basic and diluted common share [(a)(b)]	Impact	Per basic and diluted common share [(a)(b)]	Impact	Per basic and diluted common share [(a)(b)]
	$	cents	$	cents	$	
Net income	(21)	(6)	4	1	23	8

(a) *Per basic and diluted ordinary and E ordinary shares.*

(b) *The calculation of diluted earnings per common share for 2009, 2008 and 2007 did not assume the effect of 15,384,615 shares issuable upon exercise of convertible bonds and 1,234,858, 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.*

(2) *The 2008 deferred tax benefit was due to the continuing net increase in the capital allowances at Obuasi as a result of the high capital expenditure and the benefit relating to the impairment of mining assets at Geita.*

(3) *The deferred tax benefit in 2009 relates to the reversal of timing differences on the sale of Boddington.*

The unutilized tax losses of the North American operation which is available for offset against future profits earned in the United States, amount to $399 million (2008: $339 million, 2007: $248 million).

The unutilized tax losses of the Australian operation which are available for offset against future capital gains amounts to $nil million (2008: $184 million).

	2009
	$
Analysis of unrecognized tax losses	
Assessed losses utilized during the year	184 [(1)]

[(1)] *Utilized on the Boddington gold mine disposal.*

Unutilized tax losses remaining to be used against future profits can be split into the following periods:	
Within one year	127
Within one and two years	-
Within two and five years	5
In excess of five years	267
	399

	2009	2008	2007
	$	$	$
Reconciliation between corporate income tax and statutory income tax is as follows:			
Corporate income tax at statutory rates	(314)	(131)	(263)
Formula variation in mining taxation rate	(21)	(1)	(3)
Disallowable expenditure[(1)]	292	47	388
Effect of income tax rates of other countries	38	118	(9)
Impact of change in estimated deferred taxation rate	(21)	4	23
Other	(7)	(15)	(18)
Total income and mining tax (benefit)/expense	(33)	22	118

[(1)] *Disallowable expenditure includes the impact of hedge losses in non-taxable jurisdictions and share expense costs. In 2009, the losses on the hedge settlements were mainly in non-tax effective entities.*

7. **TAXATION** *(continued)*

	2009 $	2008 $
Deferred taxation liabilities and assets on the balance sheet as of December 31, 2009 and 2008, relate to the following:		
Deferred tax liabilities:		
Depreciation, depletion and amortization	1,471	1,309
Product inventory not taxed	15	15
Unrealized non-hedge derivatives	8	54
Other	4	3
Total	1,498	1,381
Deferred tax assets:		
Provisions, including rehabilitation accruals	(175)	(181)
Derivatives	(14)	(43)
Unrealized non-hedge derivatives	(415)	(161)
Other	(6)	(9)
Tax loss carry forwards	(298)	(382)
Total	(908)	(776)
Less: Valuation allowances	194	226
Total	(714)	(550)
Disclosed as follows:		
Long-term portion deferred taxation assets	62	51
Short-term portion classified as other current assets	333	150
Long-term portion deferred taxation liabilities	1,171	1,008
Short-term portion classified as other current liabilities. Refer to Note 18.	8	24

The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2009, the Company had non-mining losses in South Africa of $4 million (2008: $103 million), on which deferred tax had been provided at the future anticipated tax rate of 37 percent (2008: 35 percent).

Unremitted earnings of foreign subsidiaries and foreign incorporated joint ventures

Dividends from incorporated joint ventures may be remitted to the Company without being subject to income or withholding taxes. No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management's intention that these earnings will be permanently re-invested into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. The amounts of these unremitted earnings as at December 31, 2009 totaled $624 million (2008: $308 million). In the event that the Company repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Company has determined that it is impractical to estimate the amount of the deferred tax liability on such unremitted earnings.

7. **TAXATION** *(continued)*

Analysis of valuation allowances

The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

	Balance at beginning of period $	Movement $	Balance at end of period $
Year ended December 31, 2009			
- Valuation allowance	226	(32)	194
Year ended December 31, 2008			
- Valuation allowance	98	128	226
Year ended December 31, 2007			
- Valuation allowance	97	1	98

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which it is more likely than not that these items will not be realized.

Although realization is not assured, the Company has concluded that it is more-likely-than-not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized based on the available evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could change in the near term if actual future income or income tax rates differ from that estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Uncertain tax positions

As at December 31, 2009 and 2008, the Company had $149 million and $106 million, respectively, of total unrecognized tax benefits which, if recognized, would affect the Company's effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009 $	2008 $
Balance at January 1,	106	134
Additions for tax positions of prior years	14	9
Translation	29	(37)
Balance at December 31,	149	106

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $9 million, $6 million and $9 million, respectively, in interest. The Company had approximately $53 million and $34 million for the payment of interest accrued as at December 31, 2009 and 2008, respectively.

As at December 31, 2009, the Company's South African tax assessment for the years 2001 - 2003 remain open to scrutiny by the South African Revenue Service. As at December 31, 2009, in South Africa, the Company's assessments due from the tax authorities for 2004 and all subsequent years have yet to be received. It is possible that the Company will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. Certain of these assessment scrutiny periods will prescribe within the next twelve months and it is reasonably possible that the total amounts of unrecognized tax benefits will significantly decrease within twelve months of the reporting date.

7. **TAXATION** *(continued)*

In other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by December 31, 2009 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. The Company is disputing assessments received in some jurisdictions where it operates and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company's consolidated financial statements.

8. **DISCONTINUED OPERATIONS**

The Ergo reclamation surface operation, which formed part of the Southern Africa region, had been discontinued as the operation had reached the end of its useful life and the assets were no longer in use. The pre-tax gain on disposal of $27 million recorded in 2008 related to the remaining assets of Ergo, that were sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.

The results of Ergo for the years ended December 31, 2008 and 2007, are summarized as follows:

	2008			2007		
	$	**(cents)(1)(3)**	**(cents)(2)(3)**	**$**	**(cents)(1)(3)**	**(cents)(2)(3)**
Revenue	-	-	-	1	-	-
Costs, expenses and recoveries	1	-	-	5	2	1
Gain on disposal	27	8	5	-	-	-
Pre-tax profit	28	8	5	6	2	1
Taxation	(5)	(1)	(1)	(4)	(1)	(1)
Net profit attributable to discontinued operations	23	7	4	2	1	-

(1) *Per basic and diluted ordinary shares.*

(2) *Per basic and diluted E ordinary shares.*

(3) *Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.*

9. LOSS PER COMMON SHARE

	2009 $	2008 $	2007 $
The following table sets forth the computation of basic and diluted loss per share (in millions, except per share data):			
Numerator			
Net loss - attributable to AngloGold Ashanti			
Loss from continuing operations	(825)	(586)	(816)
Discontinued operations	-	23	2
Net loss	(825)	(563)	(814)
Less Dividends:			
Ordinary shares	45	41	124
E Ordinary shares	-	-	1
Undistributed losses	(870)	(604)	(939)
Ordinary shares undistributed losses	(865)	(600)	(932)
E Ordinary shares undistributed losses	(5)	(4)	(7)
Total undistributed losses	(870)	(604)	(939)
Denominator for basic loss per ordinary share			
Ordinary shares	356,563,773	312,610,124	276,805,309
Fully vested options[1]	791,353	547,460	531,983
Weighted average number of ordinary shares	357,355,126	313,157,584	277,337,292
Effect of dilutive potential ordinary shares			
Dilutive potential of stock incentive options[2]	-	-	-
Dilutive potential of convertible bonds[3]	-	-	-
Dilutive potential of E Ordinary shares[4]	-	-	-
Denominator for diluted loss per share – adjusted weighted average number of ordinary shares and assumed conversions	357,355,126	313,157,584	277,337,292
Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per E Ordinary share	3,873,169	4,046,364	4,117,815
Loss per share attributable to AngloGold Ashanti common stockholders (cents)			
From continuing operations			
Ordinary shares	(230)	(186)	(293)
E Ordinary shares	(115)	(93)	(146)
Ordinary shares – diluted	(230)	(186)	(293)
E Ordinary shares – diluted	(115)	(93)	(146)
Discontinued operations			
Ordinary shares	-	7	1
E Ordinary shares	-	4	-
Ordinary shares – diluted	-	7	1
E Ordinary shares – diluted	-	4	-
Net loss			
Ordinary shares	(230)	(179)	(292)
E Ordinary shares	(115)	(89)	(146)
Ordinary shares – diluted	(230)	(179)	(292)
E Ordinary shares – diluted	(115)	(89)	(146)

(1) *Compensation awards are included in the calculation of basic loss per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.*

(2) *The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of 1,234,858, 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive.*

(3) *The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive.*

(4) *The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.*

10. RESTRICTED CASH

	2009 $	2008 $
Cash classified as restricted for use comprise of the following:		
Cash restricted by prudential solvency requirements	8	9
Cash balances held by the Environmental Rehabilitation Trust Funds	53	34
Cash balances held by the Tropicana project	3	-
Other	1	1
	65	44

11. TRADE AND OTHER RECEIVABLES

	2009 $	2008 $
Trade debtors are net of:		
Provision for doubtful debt	12	1
Other receivables include:		
Prepayments and accrued income	52	107
Interest receivable	2	1
Other debtors	20	9
	74	117

12. INVENTORIES

Short-term:		
Gold in process	115	118
Gold on hand (doré/bullion)	75	37
Ore stockpiles	227	182
Uranium oxide and sulfuric acid	34	24
Supplies	252	240
	703	601
Less: Heap leach inventory(1)	(40)	(49)
	663	552

(1) *Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.*

Long-term:		
Gold in process	324	261
Ore stockpiles	25	39
Supplies	1	1
	350	301
Less: Heap leach inventory(1)	(324)	(261)
	26	40

(1) *Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.*

The Company recorded aggregate write-downs of $48 million, $60 million and $37 million for the years ended December 31, 2009, 2008 and 2007, respectively, to reduce the carrying value of inventories to net realizable value. Inventory write-downs are included in production costs.

13. PROPERTY, PLANT AND EQUIPMENT, NET

Mine development(1)	5,604	4,543
Buildings and mine infrastructure	2,957	2,497
Mineral rights and other	1,053	1,032
Assets under construction(2)	251	229
Land	30	25
	9,895	8,326
Accumulated depreciation, depletion and amortization	(4,441)	(3,561)
Net book value December 31,	5,454	4,765

(1) *Includes interest capitalized of $nil million (2008: $4 million). Refer to Note 5.*

(2) *Includes interest capitalized of $13 million (2008: $26 million). Refer to Note 5.*

Mining assets with a net book value of $50 million (2008: $27 million) are encumbered by capital leases. Refer to Note 20.

14. ACQUIRED PROPERTIES, NET

Acquired properties, at cost	2,053	1,868
Accumulated amortization	(1,222)	(1,054)
Net book value December 31,	831	814

15. GOODWILL AND OTHER INTANGIBLES

Goodwill

The carrying amount of goodwill by reporting unit as of December 31, 2009 and 2008 and changes in the carrying amount of goodwill are summarized as follows:

	North America $	Australasia $	Continental Africa $	Southern Africa $	Total $
Balance at January 1, 2008	-	259	309	1	569
Golden Cycle Gold Corporation acquisition[1]	18	-	-	-	18
Transferred to assets held for sale[2]	-	(103)	-	-	(103)
Impairment losses[3]	-	-	(299)	-	(299)
Translation	-	(53)	-	-	(53)
Balance at December 31, 2008	18	103	10	1	132
Translation	-	30	-	-	30
Balance at December 31, 2009	18	133	10	1	162

(1) *Purchase price allocation for acquisition of remaining 33 percent shareholding in Cripple Creek & Victor Gold Mining Company, acquired effective July 1, 2008.*

(2) *Goodwill of Boddington mine reclassified as held for sale during 2008. Refer to Note 17.*

(3) *During 2008, the Company recorded goodwill impairment losses for Obuasi ($104 million), Iduapriem ($14 million) and Geita ($181 million), respectively. Refer to "Note 5 – Costs and expenses: Impairment of assets".*

	2009 $	2008 $
Other intangibles, net		
Royalty rate concession agreement[1]		
Gross carrying value	29	29
Accumulated amortization	(11)	(9)
	18	20

(1) *The government of Ghana agreed to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years from 2004. The royalty rate concession is amortized on a straight line basis with nil residual value.*

Amortization expense included in the consolidated statements of income amounted to $2 million for 2009 (2008: $2 million and $2007: $2 million).

	2009 $
Based on carrying value at December 31, 2009, the estimated aggregate amortization expense for each of the next five years is as follows:	
2010	2
2011	2
2012	2
2013	2
2014	2

16. OTHER LONG-TERM ASSETS

	2009	2008
	$	$
Investments in affiliates – unlisted	6	4
Investments in affiliates – listed	2	5
Investments in equity accounted joint ventures	659	272
Carrying value of equity method investments	667	281
Investment in marketable equity securities – available for sale	111	26
Investment in marketable debt securities – held to maturity	10	11
Investment in non-marketable assets – held to maturity	2	3
Investment in non-marketable equity securities – available for sale	4	-
Investment in non-marketable debt securities – held to maturity	48	35
Other non-current assets	127	65
	969	421

Investments in affiliates

	December 31, 2009 percentage held	December 31, 2008 percentage held
Unlisted		
Oro Group (Proprietary) Limited[1]	25.00	25.00
Margaret Water Company	33.33	33.33
Orpheo (Proprietary) Limited	33.33	-
Wonder Wise Holdings Limited	25.00	-
Listed		
Trans-Siberian Gold plc[1][2][3]	29.74	29.74

[1] *Results are included for the twelve months ended September 30, 2009, adjusted for material transactions.*

[2] *At December 31, 2009, the market value of the Company's investment in Trans-Siberian Gold plc was $12 million (2008: $5 million).*

[3] *During the years ended December 31, 2009, 2008 and 2007 the Company recorded impairment losses of $nil million, $8 million and $14 million, respectively, on its investment.*

Investments in equity accounted joint ventures

The Company holds the following interests in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:

	December 31, 2009 percentage held	December 31, 2008 percentage held
Sadiola[1]	41.00	38.00
Morila	40.00	40.00
Yatela	40.00	40.00
AGA - Polymetal Strategic Alliance[2]	50.00	50.00
Kibali Goldmines s.p.r.l.[3]	45.00	-
AuruMar (Proprietary) Limited	50.00	-

[1] *The Company increased its holding in Sadiola from 38 percent to 41 percent, effective December 29, 2009.*

[2] *Results are included for the twelve months ended September 30, 2009, adjusted for material transactions. The AGA-Polymetal Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management Company, Amikan Holdings Limited ("Amikan"), AS APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited.*

[3] *The Company acquired an effective 45 percent holding in Kibali Goldmines during 2009.*

16. **OTHER LONG-TERM ASSETS** *(continued)*

	2009	2008
	$	$
Effective December 2, 2009, AngloGold Ashanti Holdings plc, a wholly owned subsidiary, entered into a memorandum of understanding with Polyholding Limited relating to the disposal of Amikan. Amikan holds mining and exploration interests in Russia. Completion is expected to occur on or before April 30, 2010. The Company recorded an impairment loss of $9 million (net of tax of $nil million) on Amikan to reduce the carrying amount of the investment to fair value. The impairment loss is reflected in equity income in affiliates for 2009.		
During 2008, the Company recorded an impairment loss of $42 million (net of tax of $6 million) relating to its interest held in Morila, based on the investment's future cash flows. The impairment loss was reflected in equity loss in affiliates for 2008.		
Investment in marketable equity securities – available for sale	111	26 [(1)]

Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Total gains, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the year amount to $74 million (2008: $2 million). Total losses, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the year amount to $nil million (2008: $29 million). The Company recognized an other-than-temporary impairment in the B2Gold investment of $12 million during the third quarter of 2009. See "Note 5 – Costs and expenses: Loss/(profit) on sale of assets, realization of loans, indirect taxes and other" and Note 24 for additional information. In addition to the investment in B2Gold, the Company holds various equities as strategic investments in gold exploration companies. Three of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

The following tables present the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months	Total
	$	$	$
2009 [(2)]			
Aggregate fair value of investments with unrealized losses	-	-	-
Aggregate unrealized losses	-	-	-
2008			
Aggregate fair value of investments with unrealized losses	9	8	17
Aggregate unrealized losses	(21)	(10)	(31)

(1) *During 2008, Red 5 Limited shares of $4 million in Australia and Dynasty Gold Corporation shares of $2 million in China were impaired. The impairments resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement in 2008.*

(2) *In aggregate, the fair value of strategic investments in an unrealized loss position, as well as the aggregate unrealized losses amount to less than $1 million, respectively.*

16. OTHER LONG-TERM ASSETS *(continued)*

	2009 $	2008 $
Investment in marketable debt securities – held to maturity	10	11
Investments in marketable debt securities represent held to maturity government and corporate bonds.		
Investment in non-marketable assets – held to maturity	2	3
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.		
Investment in non-marketable equity securities – available for sale	4	-
Investments in non-marketable equity securities mainly represent shares held in XDM Resources Limited.		
Investment in non-marketable debt securities – held to maturity	48	35
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.		
As of December 31, 2009 the contractual maturities of debt securities were as follows:		
Marketable debt securities		
Up to three years	3	
Three to seven years	7	
	10	
Non-marketable debt securities		
Less than one year	48	
Fair values of the held to maturity debt securities at December 31, 2009 and 2008 approximate cost.		
Other non-current assets		
Unsecured		
Other loans and assets[1]	8	3
Non-current debtors		
Prepayments and accrued income	27	11
Recoverable tax, rebates, levies and duties	56	35
Unamortized issue costs of convertible bonds	13	-
Other debtors	23	16
	127	65

[1] *Other comprises loans and receivables of $1 million (2008: $1 million) measured at amortized cost and post-retirement assets of $7 million (2008: $2 million) measured according to the employee benefits accounting policy.*

16. OTHER LONG-TERM ASSETS *(continued)*

Equity accounted joint ventures

Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):

	2009	2008	2007
	$	$	$
Statements of income for the period			
Sales and other income	880	464	716
Costs and expenses	(508)	(726)	(465)
Taxation	(120)	(97)	(115)
Net income/(loss)	252	(359)	136
Balance sheets at December 31,			
Non-current assets	1,166	524	
Current assets	523	486	
	1,689	1,010	
Long-term liabilities	(111)	(107)	
Loans from shareholders	(5)	(7)	
Current liabilities	(169)	(221)	
Net assets	1,404	675	

17. ASSETS AND LIABILITIES HELD FOR SALE

	2009 $	2008 $
Effective February 17, 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas ("Tau Lekoa") in South Africa was classified as held for sale. Tau Lekoa was previously recognized as a combination of tangible assets, current assets and current and long-term liabilities. The Company has agreed to sell Tau Lekoa, subject to conditions precedent usual to a transaction of this nature, to Simmer and Jack Mines Limited ("Simmers"). Purchase consideration consists of two components: an initial cash payment or combination of cash payment and Simmers shares together with future royalty payments. The effective date will occur on the later of January 1, 2010, or the first day in the calendar month following the fulfillment of all conditions precedent to the transaction. The Company will continue to operate Tau Lekoa until the effective date with appropriate joint management arrangements with Simmers. Following the effective date of the disposal, Simmers will treat all ore produced from the assets at its own processing facilities. As a result, AngloGold Ashanti will have increased processing capacity available at its Vaal River plants, allowing for the processing of additional material from its surface sources and the other Vaal River mines. The additional treatment capacity will ensure significant continuing direct cash flows from the same gold commodity in an active market. Consequently, due to the migration of cash flows and in accordance with the FASB ASC guidance on discontinued operations, Tau Lekoa is not classified as a discontinued operation. During 2009, an impairment loss of $4 million was recognized in earnings to reduce the carrying amount of Tau Lekoa to fair value less costs to sell. Refer to "Note 5 – Costs and expenses: Impairment of assets". At December 31, 2008, net assets for Tau Lekoa amounted to $46 million.	64	-
Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company) transferred parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds. Rand Refinery Limited currently awaits the rezoning transfer notification from the municipal and deeds office in order to conclude the sales transaction.	1	1
Effective December 31, 2008, the 33.33 percent interest in the unincorporated joint venture in Boddington Gold Mine in Australia was classified as held for sale. The interest in Boddington Gold Mine was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company agreed to sell the 33.33 percent interest, subject to conditions precedent, to Newmont Mining Corporation. On June 26, 2009, the Company announced that the sale had been completed in accordance with the sale agreement with all conditions precedent being met. A profit on disposal of $56 million was realized on the sale of Boddington. Refer to "Note 5 – Costs and expenses: (Profit)/loss on sale of assets, realization of loans, indirect taxes and other".	-	739

17. **ASSETS AND LIABILITIES HELD FOR SALE** *(continued)*

	2009 $	2008 $
As at December 31, 2009 and 2008 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:		
Cash and cash equivalents	-	2
Trade and other receivables	-	10
Inventories	3	2
Property, plant and equipment	70	651
Acquired properties	1	14
Goodwill	-	103
Trade and other payables	(3)	(31)
Provision for environmental rehabilitation	(6)	(11)
Net assets	65	740

18. **OTHER CURRENT LIABILITIES**

	2009	2008
Deferred income	13	5
Deferred taxation. Refer to Note 7.	8	24
Pension and other post-retirement medical benefits. Refer to Note 27.	14	13
Accrual for power	18	24
Other (including accrued liabilities)	67	43
Unearned premiums	-	27
$1.0 billion term facility fee accrual	-	21
	120	157

19. **OTHER NON-CURRENT LIABILITIES**

	2009	2008
Deferred income	5	7
Taxation. Refer to Note 7.	149	106
Other creditors	9	4
	163	117

20. LONG-TERM DEBT

	2009 $	2008 $
Unsecured		
Syndicated loan facility ($1,150 million) - Drawn down in US and Australian dollars[1] Interest charged at LIBOR plus 0.4 percent per annum. Loan is repayable in December 2010 and is US dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.	1,025	842
3.5 % Convertible bonds[2] Fixed semi-annual coupon of 3.5 percent per annum. The bonds are convertible, at the holders' option, into ADSs up to May 2014 and are US dollar-based. The bonds are convertible at an initial conversion price of $47.6126 per ADS.	609	-
2.375 % Convertible bonds[3] Fixed semi-annual coupon of 2.375 percent per annum. The bonds were convertible, at the holders' option, into ADSs up to February 2009 and were US dollar-based. The bonds were convertible at a price of $65.00 per ADS. The bonds matured and were repaid on February 27, 2009.	-	1,008
2009 Term Facility[4] Interest is charged at a margin of 4.25 percent per annum over the higher of the applicable LIBOR and the lenders' cost of funds (subject to a cap of LIBOR plus 1.25 percent per annum). Loan is repayable on August 24, 2010 (extendable, if required, at the option of the Company until August 24, 2011) and is US dollar-based.	252	-
Santander Banespa Interest is charged at LIBOR plus 1.45 percent per annum. Loan is repayable in quarterly installments terminating in September 2011 and is US dollar-based.	8	11
Santander Banespa Interest is charged at 6 percent per annum. Loans are repayable in monthly installments terminating in November 2013 and April 2014 and are Brazilian real-based.	6	-
Various US dollar-based loans and overdrafts with interest rates ranging from 3.72 percent per annum to 8.69 percent per annum were repaid during 2009.	-	48
Secured		
Capital leases		
Turbine Square Two (Proprietary) Limited[5] The leases are capitalized at an implied interest rate of 9.8 percent per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-based. The buildings financed are used as security for these loans. Refer to Note 13.	35	27
Caterpillar Financial Services Corporation[6] Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in December 2014 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13.	16	-

20. LONG-TERM DEBT *(continued)*

	2009	2008
	$	$
Mazuma Capital Corporation[(7)]	7	-
Interest charged at an average rate of 5.6 percent per annum. Loans are repayable in monthly installments terminating in November 2012 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13.		
Senstar Capital Corporation	-	3
Interest was charged at a weighted average rate of 6.6 percent per annum. Loans were repaid in monthly installments terminating in December 2009 and were US dollar-based. The equipment financed was used as security for these loans. Refer to Note 13.		
CSI Latina Arrendamento Mercantil S.A.[(8)]	1	1
Interest charged at a rate of 6.74 percent per annum. Loan is repayable in monthly installments terminating in February 2012 and is Brazilian real-based. The equipment financed is used as security for this loan. Refer to Note 13.		
Total debt	1,959	1,940
Current maturities included in short-term debt.	1,292	1,067
Total long-term debt	667	873
Scheduled minimum total debt repayments are:		
2010	1,292	
2011	11	
2012	7	
2013	6	
2014	611	
Thereafter	32	
	1,959	
The currencies in which the borrowings are denominated are as follows:		
United States dollars	1,917	1,391
South African rands	35	27
Australian dollars	-	521
Brazilian real	7	1
	1,959	1,940
Undrawn borrowing facilities as at December 31, 2009 are as follows:		
Standard Chartered PLC (2009 Revolving Credit Facility) - US dollar	250	-
Syndicated loan facility ($1,150 million) – US dollar	125	327
FirstRand Bank Limited – US dollar	50	50
Absa Bank Limited – US dollar	42	42
Nedbank Limited – US dollar	2	2
FirstRand Bank Limited – rands	30	23
Standard Bank of South Africa Limited – rands	25	20
Nedbank Limited – rands	14	5
Absa Bank Limited – rands	4	3
	542	472

[(1)] *Syndicated loan facility ($1,150 million)*

	2009	2008
Drawn down in US dollars and Australian dollars	1,025	838
Add: Accrued interest	-	4
	1,025	842

In December 2007, the Company entered into a new three year $1,150 million unsecured syndicated borrowing facility, at a margin of 0.4 percent over LIBOR. A commitment fee of 0.12 percent per annum is payable on the undrawn portion of the facility. The three year $1,150 million syndicated facility was used to repay a maturing facility of $700 million (repaid on December 14, 2007) and is available for general corporate purposes. During the year ended December 31, 2009, the Company drew down $985 million and repaid $899 million, respectively, under the $1,150 million syndicated facility.

20. LONG-TERM DEBT *(continued)*

	2009 $	2008 $
[(2)] *3.5% Convertible bonds*		
Senior unsecured fixed rate bonds	607	-
Add: Accrued interest	2	-
	609	-

On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into ADSs of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance subsidiary wholly-owned by AngloGold Ashanti Limited, and were fully and unconditionally guaranteed by AngloGold Ashanti Limited. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend, loan or advances.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion.

The conversion features of the convertible bonds, which include the make whole premium (“conversion features”), give rise to an embedded derivative instrument that is required to be accounted for separately in accordance with the FASB ASC guidance on derivatives and hedging. Accordingly, the Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be $142.2 million on May 22, 2009, with subsequent changes in fair value recorded in earnings each period. As at December 31, 2009, the fair value of the derivative liability was $174.8 million and the $32.6 million increase in fair value was recorded during the year ended December 31, 2009 as a non-hedge derivative loss. As a result of the separate accounting treatment for the conversion features, the carrying value of the convertible bonds on May 22, 2009 was $590.3 million. The difference between the initial carrying value and the stated value of the convertible bonds, $732.5 million, is being accreted to interest expense using the effective interest method over the 5 year term of the bonds, resulting in a carrying value as at December 31, 2009 of $609 million.

	2009 $	2008 $
[(3)] *2.375% Convertible bonds*		
Senior unsecured fixed rate bonds	-	1,000
Add: Accrued interest	-	8
	-	1,008

On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1.0 billion 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs. The bonds matured and were repaid on February 27, 2009, as mentioned below.

	2009 $	2008 $
[(4)] *2009 Term Facility*		
Draw down	250	-
Add: Accrued interest	2	-
	252	-

20. **LONG-TERM DEBT** *(continued)*

	2009	2008
	$	$

On November 20, 2008, AngloGold Ashanti Holdings plc entered into a $1.0 billion term loan facility agreement (the "Term Facility"). $1.0 billion on the Term Facility was drawn on February 26, 2009 to redeem the $1.0 billion 2.375 percent convertible bonds due February 27, 2009 upon its maturity.

On August 24, 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and satisfying certain other conditions. As a result the balance of the Term Facility has been converted into a new term loan of $250 million (the "2009 Term Facility") and a new revolving credit facility of $250 million has been made available (the "2009 Revolving Credit Facility"). A commitment fee of 1.7 percent is payable quarterly in arrears on the undrawn portion of the 2009 Revolving Credit Facility. As of December 31, 2009, $nil million was drawn under the 2009 Revolving Credit Facility.

The 2009 Term Facility and the 2009 Revolving Credit Facility will each mature on August 24, 2010 (extendable, if required, at the option of the Company until August 24, 2011) and will bear an interest margin of 4.25 percent per annum over the higher of the applicable LIBOR and the lenders' cost of funds (subject to a cap of LIBOR plus 1.25 percent per annum).

Capital leases

(5) *Turbine Square Two (Proprietary) Limited*
Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009 and 2008, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $33 million and $26 million of assets under capital leases and $6 million and $3 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2009 is 9.8 percent. Payments are made monthly, including interest, through 2022.

(6) *Caterpillar Financial Services Corporation*
Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $16 million of assets under capital leases and $nil million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended December 31, 2009. The weighted average interest rate on the leases existing at December 31, 2009 is 5.46 percent. Payments are made monthly, including interest, through 2014.

(7) *Mazuma Capital Corporation*
Capital leases are for specific periods, with terms of renewal and purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $7 million of assets under capital leases and $1 million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended December 31, 2009. The average interest rate on the leases existing at December 31, 2009 is 5.6 percent. Payments are made monthly, including interest, through 2012.

(8) *CSI Latina Arrendamento Mercantil S.A.*
Capital lease is for specific periods, with terms of renewal and purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009 and 2008, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $2 million and $1 million of assets under capital leases and $1 million and $nil million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The average interest rate on the leases existing at December 31, 2009 is 6.74 percent. Payments are made monthly, including interest, through 2012.

20. LONG-TERM DEBT *(continued)*

Future minimum lease payments under all the above capital leases together with the present value of minimum lease payments as of December 31, 2009 are:

	2009 $
2010	10
2011	10
2012	9
2013	7
2014	9
Thereafter	48
Total minimum lease payments	93
Less interest	34
Present value of net minimum lease payments	59
Less current portion	5
Long-term capital lease obligation	54

21. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2009 $	2008 $
Accrued environmental rehabilitation costs	385	302

Long-term environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.

Decommissioning costs, representing obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets, are accounted for in accordance with the FASB ASC guidance on asset retirement and environmental obligations. Decommissioning costs are further described in Note 5 – Asset retirement obligations.

Restoration costs
While the ultimate amount of rehabilitation is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $2,184 million which includes a total estimated liability of $93 million in respect of equity accounted joint ventures. Refer to Note 16. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 22.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

22. COMMITMENTS AND CONTINGENCIES

	2009 $	2008 $
Capital expenditure commitments[(1)]		
Contracts for capital expenditure	131	82
Authorized by the directors but not yet contracted for	1,683	632
	1,814	714
Allocated for:		
Project expenditure		
- within one year	264	252
- thereafter	594	70
	858	322
Stay in business expenditure		
- within one year	705	349
- thereafter	251	43
	956	392

(1) *Including commitments of $6 million (2008: $11 million) through contractual arrangements by equity accounted joint ventures.*

	2009 $	2008 $
Other contractual purchase obligations[(2)]		
- within one year	346	289
- thereafter	96	396
	442	685

(2) *Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts exclude purchase obligations of equity accounted joint ventures.*

Summary of contracted uranium sales as at December 31, 2009

The Company had the following forward pricing uranium commitments:

Year	**lbs (000)[(1)]**	**Average contracted price ($/lbs)**
2010	494	34.20
2011	494	35.06
2012 – 2013	988	36.38

(1) *Certain contracts allow the buyer to adjust the purchase quantity within a specified range.*

22. **COMMITMENTS AND CONTINGENCIES** *(continued)*

	2009 $	2008 $
Contingencies		
Groundwater pollution – South Africa		
The Company has identified groundwater contamination plumes at its Vaal River and West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.		
Deep ground water pollution – South Africa		
The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.		
Sales tax on gold deliveries – Brazil	76	55
Mineração Serra Grande S.A. ("MSG"), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brazil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47 million. In November 2006, the administrative council's second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $29 million. The Company believes both assessments are in violation of federal legislation on sales taxes.		

22. **COMMITMENTS AND CONTINGENCIES** *(continued)*

	2009 $	2008 $
Other tax disputes – Brazil	25	18

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company's appeal against the assessment. The Company is now appealing the dismissal of the case. The Company's attributable share of the assessment is approximately $8 million. Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17 million.

Withholding taxes – Ghana	9	-

AngloGold Ashanti (Ghana) Limited received a tax assessment for $9 million during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

Contingent assets

Royalty – Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million.

Insurance claim – Savuka Gold Mine

On May 22, 2009, an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40 million to be received during the first half of 2010.

Financial guarantees

Oro Group surety	13	11

The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($13 million). The probability of the non-performance under the suretyships is considered minimal.

AngloGold Ashanti USA reclamation bonds	84	85

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million.

22. **COMMITMENTS AND CONTINGENCIES** *(continued)*

	2009 $	2008 $
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at December 31, 2009, the carrying value of these obligations amounted to $31 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.		
AngloGold Ashanti environmental guarantees	134	-
Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. Provision for environmental rehabilitation in the Company's consolidated balance sheet as of December 31, 2009 includes an amount of $115 million for future costs, excluding premature closure costs. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. As at December 31, 2009, the value of these obligations amounted to $134 million. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.		
Guarantee provided for term loan facility and revolving credit facility	252	-
AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the 2009 Revolving Credit Facility. The total amount outstanding under the 2009 Term Facility as of December 31, 2009 amounted to $252 million and $nil under the 2009 Revolving Credit Facility.		
Guarantee provided for syndicated loan facility	1,025	842
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility. The total amount outstanding under this facility as of December 31, 2009 amounted to $1,025 million.		
Guarantee provided for convertible bonds	735	1,008
AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.		

22. **COMMITMENTS AND CONTINGENCIES** *(continued)*

	2009 $	2008 $
The Company had guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1.0 billion 2.375 percent convertible bonds. The bonds matured and were repaid on February 27, 2009.		
Hedging guarantees	370	325
The Company has issued gold delivery guarantees of $370 million to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.		
Ashanti Treasury Services Limited ("ATS") hedging guarantees	443	987
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2009 the marked-to-market valuation of the ATS hedge book was negative $443 million.		
Geita Management Company Limited ("GMC") hedging guarantees	432	331

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2009 the marked-to-market valuation of the GMC hedge book was negative $432 million.

The Company assesses the credit quality of counterparts at least on a quarterly basis. As of December 31, 2009, the probability of non-performance is considered minimal.

Vulnerability from concentrations

The majority of AngloGold Ashanti's 63,364 employees (2008: 62,895, 2007: 61,522) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in July 2009, when the parties reached an agreement covering the period from July 1, 2009 to June 30, 2011.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $36 million at December 31, 2009 (December 31, 2008: $16 million). The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.

Recoverable fuel duties from the Tanzanian government to the Company amount to $48 million at December 31, 2009 (December 31, 2008: $37 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.

23. STOCKHOLDERS' EQUITY

On May 15, 2009, shareholders approved the increase in the authorized common stock, from 400,000,000 shares of common stock to 600,000,000 shares of common stock of 25 ZAR cents each. At a general meeting held in 2006, 1,760,000 shares of common stock of 25 ZAR cents each were authorised for issue, at the discretion of the directors, to employee share schemes to be implemented in countries other than South Africa, where the Company has its operations. This authority lapsed on December 31, 2009.

During 2009, 8,757,259 shares of common stock were issued and 171,943 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 8,947,046 shares of common stock and E shares as follows:

- 7,624,162 shares of common stock in the Company were issued as part of an equity offering completed on September 8, 2009, amounting to $280 million net of costs, which funds were applied on the acquisition of an initial 35 percent interest in the Kibali gold project;
- 1,131,916 shares of common stock were issued on the exercise of options/awards granted in terms of the share incentive scheme for a consideration of $25 million;
- 1,181 shares of common stock were issued with a subscription value of $3 million in exchange for 171,943 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan; and
- 189,787 shares of common stock with a subscription value of $7 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme.

During 2008, 76,025,939 shares of common stock were issued and 173,289 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 76,083,700 shares of common stock and E shares as follows:

- 69,470,442 shares of common stock in the Company were issued as part of the rights offer completed on July 11, 2008, amounting to $1,666 million, which funds were applied primarily to reduce the hedge book;
- 3,181,198 shares of common stock in the Company were issued to acquire the remaining 33 percent shareholding in the Cripple Creek & Victor Gold mine from Golden Cycle Gold Corporation effective July 1, 2008, amounting to $118 million;
- 2,701,660 shares of common stock in the Company were issued to purchase São Bento Gold Company Limited in December 2008, amounting to $70 million;
- 672,545 shares of common stock were issued on the exercise of options/awards granted in terms of the share incentive scheme for a consideration of $14 million;
- 94 shares of common stock were issued with a subscription value of $3 million in exchange for 173,289 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan; and
- 57,761 shares of common stock with a subscription value of $2 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme.

During 2007, 1,221,318 shares of common stock and 94,230 E shares of common stock were issued while 139,770 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 1,236,498 shares of common stock and the net cancellation of 45,540 E shares of common stock as follows:

- 1,181,882 shares of common stock were issued as part of the share incentive scheme for a consideration of $37 million;
- 8,026 shares of common stock were issued with a subscription value of $2 million in exchange for 139,770 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan;
- 46,590 shares of common stock with a subscription value of $2 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme;
- 31,410 shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of $1 million; (1) and
- 94,230 E shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of $2 million.(1)

(1) Shares of common stock and E shares of common stock issued in respect of the Employee Share Ownership Plan are eliminated as shares held within the Company.

23. STOCKHOLDERS' EQUITY *(continued)*

At the annual general meeting of shareholders held on May 15, 2009, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purpose and on such terms as they may in their discretion determine, up to a maximum of 5 percent of the total number of common stock of 25 ZAR cents each in the issued share capital of the Company from time to time. During 2009, a total of 7,624,162 shares of common stock were issued under this authority. Shareholders will be asked to renew this authority at the forthcoming annual general meeting to be held on May 7, 2010.

Redeemable preference shares

A and B redeemable preference shares issued of 2,000,000 and 778,896 shares, respectively, all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realization of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

24. FAIR VALUE MEASUREMENTS

The Company adopted the updated FASB ASC guidance on fair value measurements and disclosures for the Company's non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis as of January 1, 2009, with no material impact on the Company's financials. During the third quarter of 2009, the Company fully impaired the oxide treatment plant at Obuasi. See "Note 5 – Costs and expenses: Impairment of assets" for additional information. During the current year the Company transferred certain assets to "held for sale" and accordingly measured them at fair value less estimated costs to sell. Refer to Note 17. During 2009, the Company also measured certain investments in equity accounted joint ventures at fair value. Refer to Note 16.

An impairment loss on the investment in B2Gold of $12 million was recognized in the third quarter of 2009 in the income statement. See "Note 5 – Costs and expenses: Loss/(profit) on sale of assets, realization of loans, indirect taxes and other" for additional information. Since the third quarter, the fair value of B2Gold has increased and an unrealized gain of $21 million pertaining to the investment is included in accumulated other comprehensive income as of December 31, 2009.

The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company's financial assets and (liabilities) measured on a recurring basis at fair value, by level within the hierarchy as at December 31, 2009 (in US Dollars, millions):

24. **FAIR VALUE MEASUREMENTS** *(continued)*

Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	1,100			1,100
Marketable equity securities	111			111
Derivatives, net		(2,195)		(2,195)
Embedded derivative		(1)		(1)
Warrants on shares		5		5
Option component of convertible bonds		(175)		(175)

The Company's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company's marketable equity securities are included in Other long-term assets in the Company's consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company's derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company's derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

Items measured at fair value on a non-recurring basis

During the third quarter of 2009, the Company fully impaired the oxide treatment plant at Obuasi, resulting in a loss of $4 million which is included in earnings for the period. During the current year long-lived assets with a carrying value of $68 million were transferred to assets held for sale and were written down to fair value less costs to sell of $64 million. Refer to Note 17. In addition, during 2009 investments in equity accounted joint ventures with a carrying value of $24 million were written down to fair value of $15 million. Refer to Note 16. This resulted in a loss of $13 million which is included in earnings for the period. Fair values of these assets were based on sales agreements with third parties and as such are classified within Level 2 of the fair value hierarchy.

Description	Fair value/fair value less costs to sell (on held for sale) $	Level 1 $	Level 2 $	Level 3 $	Total gain/(loss) $
Long-lived assets held and used[(1)]	-				(4)
Long-lived assets held for sale	64		64		(4)
Equity accounted joint ventures	15		15		(9)
	79		79		(17)

(1) Write-off of oxide treatment plant at Obuasi.

25. FINANCIAL RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. Although all derivative transactions executed by the Company serve to economically manage the Company's risk to the market factors discussed above, not all such derivatives qualify for hedge accounting treatment, including instances whereby management has elected to not designate such derivatives as part of a qualifying hedge accounting relationship.

The financial risk management activities objectives of the Company are as follows:

- Safeguarding the Company's core earnings stream through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities through the adoption of liquidity planning procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
- Ensuring that contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and comply where necessary with relevant regulatory and statutory requirements.

A number of products, including derivatives are used to satisfy these objectives. Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $5 million (2008: $8 million; 2007: $10 million). Of the contracts accounted for as cash flow hedges, contracts with a fair value of $37 million (2008: $123 million; 2007: $194 million), a liability at December 31, 2009 are expected to be reclassified from accumulated other comprehensive income and recognized as a reduction in product sales or as an adjustment to depreciation expense pertaining to capital expenditure during 2010.

A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (2008: $258 million; 2007: $808 million). See "Note 5 – Cost and expenses: Non-hedge derivative loss" for additional information.

25. FINANCIAL RISK MANAGEMENT ACTIVITIES *(continued)*

Gold price risk management activities

Gold derivative instruments are denominated in South African rands, US dollars and Australian dollars. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company's hedging policy as set by the board of directors. The Company's reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.

Some of the instruments described above are designated and accounted for as cash flow hedges. The remaining cash flow hedged forecast transactions are expected to occur during 2010, in line with the maturity date of the hedging instrument.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2009 was 571kg (2008: 39,990kg). The volume of outstanding net call options sold was 120,594kg (2008: 146,542kg) and the volume of outstanding net put options sold was 27,071kg (2008: 16,963kg).

A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The Company's risk in selling gold call options is unlimited but mitigated by the fact that the Company produces the commodity required by the option contract and can partially offset any loss resulting from sold call options via the sale of production in the open market.

The fair value of early termination options as at December 31, 2009 amounted to $nil (December 31, 2008: $498 million) as these options were part of the hedge buy-back effected during July 2009.

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Rights offer and hedge buy-backs

During 2008, the Company communicated a board approved strategy to begin reducing its outstanding gold derivatives position in order to be more exposed to spot gold prices. The Company also communicated that it would begin considering alternatives to reduce its outstanding gold derivatives position in future periods.

The principal purpose of the rights offer concluded during July 2008 was to provide additional financial resources to improve the Company's financial flexibility. In particular, the net proceeds allowed the Company to significantly restructure and reduce its gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the Company's principal development projects and exploration growth initiatives. The Company capitalized on a weaker gold market during 2008 in executing a combination of early cash and physical settlement of a portion of its non-hedge derivative contracts (which had been recorded at fair value in the Company's financial statements, with changes in such fair value recorded in the income statement), originally scheduled to mature in years 2008 to 2010.

During July 2009, the Company also embarked on a hedge buy-back that resulted in the accelerated cash settlement of both non-hedge and forward gold contracts qualifying for the NPSE. See "Note 5 – Cost and expenses: Non-hedge derivative loss" for additional information relating to this transaction, including its impact on the 2009 consolidated financial statements.

The Company has therefore been able to make substantial progress in the reduction of its gold derivatives position, and although its results of operations and cash flows for 2008 and 2009 were adversely impacted given the early cash settlement of non-hedge derivatives and certain NPSE contracts with low contracted sales prices, respectively, committed ounces have been reduced to 3.90 million ounces as at December 31, 2009 (December 31, 2008: 5.99 million committed ounces). During the year ended December, 2009, the Company also continued to deliver into hedge commitments, as part of its strategy to reduce its overall hedge position and increase exposure to spot gold prices. The combination of the early cash settlement and physical delivery against derivatives contracts will allow the Company to benefit from improved participation in the spot gold price in future periods, earlier than anticipated.

Net delta open hedge position as at December 31, 2009

The Company has an established practice of actively managing its hedged commitments under changing market circumstances.

As of December 31, 2009, the hedge book reflected a net delta tonnage position of 3.49 million ounces (108 tonnes). As of December 31, 2008, the hedge book reflected a net delta tonnage position of 5.22 million ounces (162 tonnes).

The marked-to-market value of all hedge transactions making up the hedge positions as at December 31, 2009 was a liability of $2,175 million, which represents a decrease of $280 million from a liability of $2,455 million as at December 31, 2008. This value was based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.435 and A$1 = $0.8967 and the prevailing market interest rates and volatilities at December 31, 2009. The values as at December 31, 2008 were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$1 = $0.6947 and the prevailing market interest rates and volatilities at that date.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.

25. FINANCIAL RISK MANAGEMENT ACTIVITIES *(continued)*

The Company had the following net forward pricing commitments outstanding against future production as at December 31, 2009.

	Year	2010	2011	2012	2013	2014	2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	* (13,534)	1,866	3,810	3,717	2,846		* (1,295)
	$ per oz	* $909	$227	$418	$477	$510		* $5,457
Put options sold	Amount (kg)	14,801	4,603	2,659	1,882	1,882		25,827
	$ per oz	$929	$623	$538	$440	$450		$764
Call options sold	Amount (kg)	33,137	24,161	25,238	17,857	21,165	902	122,460
	$ per oz	$619	$554	$635	$601	$604	$670	$605
RAND GOLD								
Forward contracts	Amount (kg)	* (1,244)						* (1,244)
	Rand per kg	* R 232,225						* R 232,225
Put options sold	Amount (kg)	1,244						1,244
	Rand per kg	R 240,354						R 240,354
Call options sold	Amount (kg)	1,244						1,244
	Rand per kg	R 262,862						R 262,862
AUD DOLLAR GOLD								
Forward contracts	Amount (kg)	3,110						3,110
	A$ per oz	A$646						A$646
Call options purchased	Amount (kg)	3,110						3,110
	A$ per oz	A$712						A$712
** Total net gold:	Delta (kg)	(13,582)	(24,567)	(26,855)	(20,278)	(22,383)	(817)	(108,482)
	Delta (oz)	(436,666)	(789,849)	(863,406)	(651,962)	(719,638)	(26,258)	(3,487,779)
Hedge delta as a percentage of current production levels (%)***		9%	17%	19%	14%	16%	1%	

* *Represents a net long gold position and net short US Dollars/rands position resulting from both forward sales and purchases for the period.*

** *The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2009.*

*** *Weighted average percentage based on 2009 full year production of 4,599,000 ounces.*

		Year	2010
GOLD LEASE RATE SWAPS			
Gold borrowing cost associated with forward contracts[(1)]		Amount (oz)	100,000
		Interest rate %	2.05

(1) *Gold borrowing cost relating to Australian dollar gold forwards:*
The Australian dollar denominated gold forward contract prices are presented on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statements.

Foreign exchange price risk protection agreements

The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

As at December 31, 2009, the Company had no open forward exchange or currency option contracts in its currency hedge position.

25. FINANCIAL RISK MANAGEMENT ACTIVITIES *(continued)*

Interest rate and liquidity risk

Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the company.

Cash and loans advanced maturity profile

		2009				2008			
Maturity date	Currency	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %	Fixed rate investment amount (million)	Effective rate %	Floating rate investment amount (million)	Effective rate %
All less than one year	USD	506	0.29	178	0.13	166	2.48	121	1.95
	ZAR	1,135	7.03	839	6.38	930	11.50	668	10.84
	AUD	-	-	13	3.52	-	-	-	-
	EUR	-	-	1	0.50	-	-	-	-
	CAD	-	-	1	0.08	-	-	-	-
	HKD	-	-	1	0.01	-	-	1	2.25
	BRL	-	-	152	10.20	-	-	144	13.52
	ARS	-	-	4	10.23	-	-	5	12.50
	NAD	-	-	-	-	155	11.58	96	9.40

Borrowings maturity profile

	Within one year		Between one and two years		Between two and five years		After five years		Total
Currency	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings amount (million)
$	1,290	2.3	9	3.5	618	3.5	-	-	1,917
ZAR	2	9.8	2	9.8	14	9.8	240	9.8	258
BRL	3	6.1	3	6.0	5	6.0	-	-	11

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		Total
Currency	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings Amount (million)	Effective Rate %	Borrowings amount (million)
$	1,290	2.3	11	3.5	616	3.5	1,917
ZAR	2	9.8	5	9.8	251	9.8	258
BRL	3	6.1	5	6.0	3	6.0	11

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Non-performance risk

Realization of contracts is dependent upon the counterparts' performance. The Company has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts ISDA netting agreements in place.

The combined maximum credit exposure at the balance sheet date amounts to $335 million (2008: $571 million). Credit risk exposure netted by counterparts amounts to $104 million (2008: $207 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the Company as at December 31, 2009 is as follows.

	At December 31, 2009 $
Forward sales type agreements - commodity	283
Option contracts - commodity	47
Warrants on shares	5
	335

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at December, 2009.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)
4	International Bank	AA
10	International Bank	AA-
9	International Bank	A+
1	International Bank	A
2	International Bank	A-
1	International Bank	BBB+
1	South African Bank	AAA(zaf)
3	South African Bank	AA(zaf)
1	South African Bank	A+(zaf)
6	Brazilian Bank	AAA(bra)
4	Brazilian Bank	AA+(bra)
1	Brazilian Bank	AA(bra)
1	Brazilian Bank	A+(bra)
1	Brazilian Bank	A(bra)
1	Trade Finance House	Not rated

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Due to the inability of a single counterpart to accept the physical delivery of gold under the terms of NPSE designated forward contracts expiring in April through June 2008, the Company cash settled such contracts with this counterpart during that period. In 2008, the Company also reclassified all remaining outstanding contracts with this counterpart from the NPSE category to the "non-hedge derivatives" category as they no longer qualified for the exemption permitted by the FASB ASC guidance on derivatives and hedging. See "Note 5 – Cost and expenses: Non-hedge derivative loss" for additional information.

The Company has not experienced and does not anticipate non-performance by any other counterparts.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company's financial instruments, as measured at December 31, 2009 and 2008, are as follows (assets (liabilities)):

	December 31, 2009		December 31, 2008	
	Carrying amount $	Fair Value $	Carrying amount $	Fair Value $
Cash and cash equivalents	1,100	1,100	575	575
Restricted cash	65	65	44	44
Short-term debt	(1,292)	(1,292)	(1,067)	(1,048)
Long-term debt	(667)	(889)	(873)	(873)
Derivatives[1]	(2,366)	(2,366)	(1,317)	(2,497)

[1] *Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet NPSE contracts in 2008.*

The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

		December 31, 2009 Assets		
	Balance Sheet location	Cash flow hedge accounted $	Non-hedge accounted $	Total $
Forward sales type agreements - commodity	Current assets - derivatives	-	283	283
Option contracts - commodity	Current assets - derivatives	-	47	47
Total hedging contracts		-	330	330
Warrants on shares	Non-current assets - derivatives	-	5	5
Total derivatives		-	335	335

		December 31, 2009 Liabilities		
	Balance Sheet location	Cash flow hedge accounted $	Non-hedge accounted $	Total $
Forward sales type agreements - commodity	Current liabilities - derivatives	(37)	(441)	(478)
Option contracts - commodity	Current liabilities - derivatives	-	(2,034)	(2,034)
Interest rate swaps – Gold	Current liabilities - derivatives	-	(13)	(13)
Total hedging contracts		(37)	(2,488)	(2,525)
Embedded derivatives	Non-current liabilities - derivatives	-	(1)	(1)
Option component of convertible bonds	Non-current liabilities - derivatives	-	(175)	(175)
Total derivatives		(37)	(2,664)	(2,701)

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

		December 31, 2008 Assets			
	Balance Sheet location	**Normal sale exempted**	**Cash flow hedge accounted**	**Non-hedge accounted**	**Total**
		$	**$**	**$**	**$**
Forward sales type agreements - commodity	Current assets - derivatives	-	-	468	468
Option contracts - commodity	Current assets - derivatives	-	-	56	56
Forward sales agreements - currency	Current assets - derivatives	-	-	25	25
Option contracts - currency	Current assets - derivatives	-	-	6	6
Interest rate swaps – Gold	Current assets - derivatives	-	-	15	15
Total hedging contracts		-	-	570	570
Warrants on shares	Current assets - derivatives	-	-	1	1
Total derivatives		-	-	571	571

		December 31, 2008 Liabilities			
	Balance Sheet location	**Normal sale exempted[1]**	**Cash flow hedge accounted**	**Non-hedge accounted**	**Total**
		$	**$**	**$**	**$**
Forward sales type agreements - commodity	Non-current liabilities - derivatives	-	(25)	(105)	(130)
Forward sales type agreements - commodity	Current liabilities - derivatives	(622)	(121)	(311)	(1,054)
Option contracts - commodity	Current liabilities - derivatives	(534)	-	(1,311)	(1,845)
Forward sales agreements - currency	Current liabilities - derivatives	-	(1)	(9)	(10)
Option contracts - currency	Current liabilities - derivatives	-	-	(5)	(5)
Interest rate swaps – Gold	Current liabilities - derivatives	(24)	-	-	(24)
Total derivatives		(1,180)	(147)	(1,741)	(3,068)

[1] *NPSE exempted contracts not reported on balance sheet.*

The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk adjustment totaling $150 million as of December 31, 2009 (2008: $227 million).

25. FINANCIAL RISK MANAGEMENT ACTIVITIES *(continued)*

Non-hedge derivative gain/(loss) recognized

	Year ended December 31, 2009	
	Location of gain/(loss) in income statement	$
Realized		
Forward sales type agreements - commodity	Non-hedge derivative gain/(loss)	(535) [1]
Option contracts - commodity	Non-hedge derivative gain/(loss)	(144) [1]
Forward sales agreements - currency	Non-hedge derivative gain/(loss)	107
Option contracts - currency	Non-hedge derivative gain/(loss)	12
Interest rate swaps - Gold	Non-hedge derivative gain/(loss)	16
		(544)
Unrealized		
Forward sales type agreements - commodity	Non-hedge derivative gain/(loss)	(188) [2]
Option contracts - commodity	Non-hedge derivative gain/(loss)	(648) [2]
Forward sales agreements - currency	Non-hedge derivative gain/(loss)	(15)
Option contracts - currency	Non-hedge derivative gain/(loss)	(3)
Interest rate swaps - Gold	Non-hedge derivative gain/(loss)	(25) [2]
Option component of convertible bonds	Non-hedge derivative gain/(loss)	(33)
Embedded derivatives	Non-hedge derivative gain/(loss)	(1)
Warrants on shares	Non-hedge derivative gain/(loss)	5
		(908)
Loss on non-hedge derivatives		(1,452)

(1) Includes $580 million loss related to accelerated settlement of contracts previously designated as NPSE.

(2) Includes $556 million loss related to re-designation of contracts formerly qualifying for the NPSE designation.

Other comprehensive income

	Year ended December 31, 2009				
	Cash flow hedges, before tax	Cash flow hedges removed from equity, before tax		Hedge ineffectiveness, before tax	
	$		$		$
	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)
Forward sales type agreements - commodity	(16)	Product sales	137	Non-hedge derivatives gain/(loss)	5
Forward sales agreements - currency	(1)	Depreciation	-	Non-hedge derivatives gain/(loss)	-
	(17)		137		5

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Other comprehensive income

	Accumulated other comprehensive income as of January 1, 2009	Changes in fair value recognised in 2009	Reclassification adjustments	Accumulated other comprehensive income as of December 31, 2009
	$	$	$	$
Derivatives designated as				
Gold sales	(178)	(16)	142	(52)
Capital expenditure	(2)	(2)	1	(3)
Before tax totals	(180)	(18)	143	(55)[1]
After tax totals	(112)	(13)	103	(22)

	Accumulated other comprehensive income as of January 1, 2008	Changes in fair value recognised in 2008	Reclassification adjustments	Accumulated other comprehensive income as of December 31, 2008
	$	$	$	$
Derivatives designated as				
Gold sales	(312)	(87)	221	(178)
Capital expenditure	-	(2)	-	(2)
Before tax totals	(312)	(89)	221	(180)[1]
After tax totals	(216)	(61)	165	(112)

[1] *Includes cumulative net translation differences of $18 million (2008: $33 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.*

25. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

Maturity profile of on-balance sheet derivatives, at carrying value

	2009 Total $	 Assets $	 Liabilities $
Amounts to mature within twelve months of balance sheet date	(2,195)	330	(2,525)
Amounts maturing between one and two years	5	5	-
Amounts maturing between two and five years	(175)	-	(175)
Amounts to mature thereafter	(1)	-	(1)
Total	(2,366)	335	(2,701)

	2008 Total $	 Assets $	 Liabilities $
Amounts to mature within twelve months of balance sheet date	(1,187)	571	(1,758)
Amounts maturing between one and two years	(49)	-	(49)
Amounts maturing between two and five years	(81)	-	(81)
Total	(1,317)	571	(1,888)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and short-term debt

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Long-term debt

The fair value of the convertible bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.

Derivatives

The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at December 31, 2009 and 2008. The Company uses the Black-Scholes option pricing formula to value option contracts. The amounts disclosed in 2008 include those contracts accounted for as normal purchase and sale exemption derivatives.

Sensitivity analysis

Derivatives

A principal part of the Company's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios. Additionally the Company's management of risk is to monitor the sensitivity of the convertible bonds to changes in AngloGold Ashanti Limited's share price and warrants on shares.

The following table discloses the approximate sensitivities, in US dollars, of the fair value of the hedge book, warrants on shares and the convertible bonds to key underlying factors at December 31, 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

The table sets out the impact on the fair value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from January 1, 2010. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

25. FINANCIAL RISK MANAGEMENT ACTIVITIES *(continued)*

	2009			
	Change in underlying factor (+)	Cash flow hedge accounted $	Non-hedge accounted $	Total change in fair value $
Hedge book				
Currency(R/$)	Spot(+R1)	-	2	2
Currency(A$/$)	Spot(+A$0.25)	-	2	2
Gold price($/oz)	Spot(+$250)	(12)	(903)	(915)
USD interest rate (%)	IR(+0.1%)	-	(4)	(4)
Gold interest rate (%)	IR(+0.1%)	-	11	11
Convertible bonds				
AngloGold Ashanti Limited share price (US$)	Spot (+$1)	-	(9)	(9)
Warrants on shares				
B2Gold Corporation share price (C$)	Spot (+C$0.1)	-	1	1

	2009			
	Change in underlying factor (-)	Cash flow hedge accounted $	Non-hedge accounted $	Total change in fair value $
Hedge book				
Currency(R/$)	Spot(-R1)	-	(6)	(6)
Currency(A$/$)	Spot(-A$0.25)	-	(2)	(2)
Gold price($/oz)	Spot(-$250)	12	789	801
USD interest rate (%)	IR(-0.1%)	-	4	4
Gold interest rate (%)	IR(-0.1%)	-	(11)	(11)
Convertible bonds				
AngloGold Ashanti Limited share price (US$)	Spot (-$1)	-	9	9
Warrants on shares				
B2Gold Corporation share price (C$)	Spot (-C$0.1)	-	(1)	(1)

IR represents interest rate.

26. ADDITIONAL CASH FLOW INFORMATION

	2009 $	2008 $	2007 $
Reported in the statements of consolidated cash flows:			
Interest paid	111	93	71
Taxation paid	147	125	180
Non-cash items not reported in the statements of consolidated cash flows:			
Shares issued to acquire Golden Cycle Gold Corporation	-	118	-
Shares issued to acquire São Bento Gold Company Limited	-	70	-
Exercise of share entitlements	20	16	7
Foreign exchange transaction gain/(loss)[1]	103	7	(10)

[1] *Foreign exchange transaction gain/(loss) included in Interest, dividends and other amounts to $112 million (2008: $4 million and 2007: $(1) million).*

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS

The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.

Defined benefit plans

The retirement schemes as at December 31, 2009, 2008 and 2007, consists of the following which reflects the following provision values:

	2009	2008	2007
	$	$	$
AngloGold Ashanti Pension Fund (asset)/liability	(5)	11	(36)
Post Retirement medical scheme for AngloGold Ashanti South African employees	149	115	168
Other defined benefit plans	10	11	9
Sub Total	154	137	141
Transferred to other non-current assets			
AngloGold Ashanti Pension Fund	5	-	36
Post-retirement medical scheme for Rand Refinery employees	2	2	3
Short-term portion transferred to other current liabilities	(14)	(13)	(13)
Total Provision	147	126	167

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS *(continued)*

South Africa defined benefit pension fund

The plan is evaluated by independent actuaries on an annual basis as at December 31. The valuation as at December 31, 2009 was completed at the beginning of 2010. The previous statutory valuation had an effective date of December 31, 2005, and was completed in June 2006. The statutory valuation effective December 31, 2008 is in the process of being finalized and will be submitted to the Registrar of Pension Funds during the first half of 2010. The next statutory valuation will have an effective date no later than December 31, 2011. The accumulated benefit obligation at December 31, 2009 is $230 million.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the defined benefit fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:

	Pension benefits		
	2009	2008	2007
	$	$	$
Change in benefit obligation			
Benefit obligation at January 1,	199	257	224
Service cost	6	6	7
Interest cost	16	17	18
Plan participants' contributions	2	2	2
Actuarial (gain)/loss	(2)	16	11
Increase as a result of transfers into the fund	-	-	1
Benefits paid	(8)	(24)	(12)
Translation	56	(75)	6
Benefit obligation at December 31,	269	199	257
Change in plan assets			
Fair value of plan assets at January 1,	188	293	262
Actual return on plan assets	32	(7)	27
Company contributions	5	5	6
Plan participants' contributions	2	2	2
Increase as a result of transfers into the fund	-	-	1
Benefits paid	(8)	(24)	(12)
Translation	55	(81)	7
Fair value of plan assets at December 31,	274	188	293
Funded status at end of year	5	(11)	36
Net amount recognized	5	(11)	36
Components of net periodic benefit cost			
Service cost	6	6	7
Interest cost	16	17	18
Actuarial gains and losses	(14)	49	12
Expected return on assets	(20)	(26)	(28)
Net periodic benefit cost	(12)	46	9
Assumptions			
Weighted-average assumptions used to determine benefit obligations at December 31,			
Discount rate	9.25%	7.25%	8.25%
Rate of compensation increase[(1)]	7.50%	5.25%	6.00%
Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,			
Discount rate	9.25%	7.25%	8.25%
Expected long-term return on plan assets	10.63%	9.28%	11.14%
Rate of compensation increase[(1)]	7.50%	5.25%	6.00%
Pension increase	4.95%	3.60%	4.73%

[(1)] *The short-term compensation rate increase is 7% (2008: 10%) and the long-term compensation rate increase is 7.50% (2008: 5.25%).*

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS *(continued)*

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

	Pension benefits	
	2009	2008
	%	%
Plan assets		
AngloGold Ashanti's pension plan asset allocations at December 31, 2009 and 2008, by asset category are as follows:		
Asset category		
Equity securities	60%	58%
Debt securities	32%	37%
Other	8%	5%
	100%	100%

Fair value of plan assets

	2009	2008
	$	$
Domestic equity security	128	81
Foreign equity securities	36	28
Domestic fixed interest bonds	76	60
Foreign fixed interest bonds	12	10
Property	3	-
Cash	19	9
	274	188

Fair value is based on quoted market prices as at December 31, 2009 and 2008. The value of the securities in the Company's employee pension plans have been adversely impacted by market volatility in 2008. The declines had a substantial impact on the funded status of the plans in 2008.

Investment policy

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

	2009			2008		
	No. of Shares	Percentage of total assets	Fair Value $	No. of Shares	Percentage of total assets	Fair Value $
Related parties						
Investments held in related parties are summarized as follows:						
Equity securities						
AngloGold Ashanti Limited	296,410	4.5%	12	115,970	1.6%	3
Other investments exceeding 5% of total plan assets						
Equities						
Sasol Limited	424,680	6.2%	17			-
SABMiller Plc	759,600	8.0%	22			-
Bonds						
IFM Corporate Bond Unit Trust	158,630,977	7.3%	20	117,299,950	6.6%	12
Allan Gray Orbis Global Equity Fund	312,715	13.0%	36	316,082	13.4%	25
			95			37

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS *(continued)*

Cash flows
Contributions
The Company expects to contribute $6 million (2009: $4 million) to its pension plan in 2010.

	$
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2010	17
2011	17
2012	17
2013	17
2014	17
2015 – 2019	91

South Africa post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2009.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:

	Other benefits		
	2009	**2008**	**2007**
	$	**$**	**$**
Change in benefit obligation			
Benefit obligation at January 1,	115	168	159
Service cost	-	1	1
Interest cost	9	11	12
Benefits paid	(10)	(11)	(11)
Actuarial loss/(gain)	4	(8)	1
Translation	31	(46)	6
Benefit obligation at December 31,	149	115	168
Unfunded status of the end of the year	(149)	(115)	(168)
Net amount recognized	(149)	(115)	(168)
Components of net periodic benefit cost			
Service cost	-	1	1
Interest cost	9	11	12
Actuarial gains and losses	4	(8)	1
	13	4	14
The assumptions used in calculating the above amounts are:			
Discount rate	9.25%	7.25%	8.25%
Expected increase in health care costs	7.00%	5.50%	6.75%
Assumed health care cost trend rates at December 31,			
Health care cost trend assumed for next year	7.00%	5.50%	6.75%
Rate to which the cost trend is assumed to decline (ultimate trend rate)	7.00%	5.50%	6.75%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	1-percentage point increase	1-percentage point decrease
Effect on total service and interest cost	2	(1)
Effect on post-retirement benefit obligation	16	(14)

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS *(continued)*

Cash flows

Post-retirement medical plan

The Company expects to contribute $14 million (2009: $22 million) to the post-retirement medical plan in 2010.

	$
Estimated future benefit payments	
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2010	14
2011	14
2012	14
2013	15
2014	15
2015 – 2019	74

Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (NUFCOR) – Retiree Medical Plan for Nufcor South African employees.

Information in respect of other defined benefit plans for the years ended December 31, 2009, 2008 and 2007 have been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost as follows:

Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:

	2009 $	2008 $	2007 $
Change in benefit obligations			
Balance at January 1,	17	18	19
Interest cost	-	-	1
Benefits paid	(1)	(1)	(1)
Translation	2	-	(1)
Balance at December 31,	18	17	18
Change in plan assets			
Fair value of plan assets at January 1,	6	9	8
Actual return on plan assets	-	(1)	-
Translation	2	(2)	1
Fair value of plan assets at December 31,	8	6	9
Unfunded status at end of year	(10)	(11)	(9)
Net amount recognized	(10)	(11)	(9)
Components of net periodic benefit cost			
Interest cost	-	-	1
Actuarial gains and losses	-	1	-
	-	1	1

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS *(continued)*

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The Company does not make a contribution to these plans.

	$
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2010	1
2011	1
2012	1
2013	1
2014	1
2015 – 2019	5

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year and the cost of contributions to retirement benefits for the year amounted to $53 million (2008: $49 million, 2007: $51 million).

Australia (Sunrise Dam)

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the Company of all these contributions amounted to $4 million (2008: $3 million(1), 2007: $3 million(1)).

(1) Including Boddington.

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Insurance Company. Both the Company and the employees contribute to this fund. The cost of providing retirement benefits for the year amounted to $1 million (2008: $1 million, 2007: $1 million).

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. The Company contributes to the NSSF on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.

North America (Cripple Creek & Victor)

AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2 million (2008: $2 million, 2007: $1 million).

27. PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS *(continued)*

South America (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande)

The AngloGold Ashanti Limited South America region operates defined contribution arrangements for their employees in Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Beneficio Livre) fund, similar to the American 401 (k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in the country. Employees in Argentina contribute 11 percent of their salaries towards the Argentinean government pension fund. The Company makes a contribution of 17 percent of an employee's salary on behalf of employees to the same fund. Contributions amounted to $1 million (2008: $3 million, 2007: $5 million).

Ghana and Guinea (Iduapriem, Obuasi and Siguiri)

The Company's mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments. The costs of these contributions for the year amounted to $4 million (2008: $4 million, 2007: $4 million).

South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)

South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company's assets. The cost of providing these benefits amounted to $41 million (2008: $36 million, 2007: $36 million).

28. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company's Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Individual members of the Executive Management team are responsible for geographic regions of the business. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.

Business segment data	**Year ended December 31**		
	2009	**2008**	**2007**
	$	**$**	**$**
Revenues			
Revenues from product sales:			
Southern Africa	1,420	1,025	1,524
Continental Africa	1,196	866	1,084
Australasia	291	214	378
North America	164	123	179
South America	528	370	452
	3,599	2,598	3,617
Less: Equity method investments included above	(358)	(186)	(278)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above	543	1,243	(291)
Total revenues from product sales	3,784	3,655	3,048

28. **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

Business segment data	**Year ended December 31**		
	2009	**2008**	**2007**
	$	**$**	**$**
Depreciation and amortization expense			
Southern Africa	283	260	307
Continental Africa	205	247	217
Australasia	38	47	54
North America	23	31	32
South America	88	76	68
	637	661	678
Less: Equity method investments included above	(22)	(46)	(23)
Total depreciation and amortization expense	615	615	655
Segment income/(loss)			
Southern Africa	589	479	293
Continental Africa	184	(578)	(95)
Australasia	(15)	(22)	132
North America	53	138	1
South America	282	102	136
Other, including Corporate and Non-gold producing subsidiaries	(133)	(89)	(82)
Total segment income	960	30	385
Reconciliation of segment income to Net loss - attributable to AngloGold Ashanti			
Segment total	960	30	385
Exploration costs	(150)	(126)	(117)
General and administrative expenses	(158)	(136)	(130)
Market development costs	(10)	(13)	(16)
Non-hedge derivative loss	(1,452)	(258)	(808)
Other operating items	-	(19)	16
Taxation benefit/(expense)	33	(22)	(118)
Discontinued operations	-	23	2
Noncontrolling interests	(48)	(42)	(28)
Net loss - attributable to AngloGold Ashanti	(825)	(563)	(814)
Segment assets			
Southern Africa[1]	3,458	2,558	3,429
Continental Africa[2]	3,951	3,521	4,160
Australasia[3]	496	1,279	1,183
North America	837	689	528
South America	1,175	1,028	910
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	745	376	171
Total segment assets	10,662	9,451	10,381

(1) *Includes assets held for sale in Tau Lekoa of $73 million in 2009, Weltevreden of $15 million in 2007 and properties held for sale by Rand Refinery Limited of $1 million (2008: $1 million, 2007: $1 million).*

(2) *Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.*

(3) *Included assets held for sale of Boddington of $781 million in 2008.*

28. SEGMENT AND GEOGRAPHICAL INFORMATION *(continued)*

Business segment data	Year ended December 31		
	2009	2008	2007
	$	$	$
Expenditure for additions to long-lived assets			
Southern Africa	415	359	417
Continental Africa	176	248	175
Australasia	177	439	281
North America	87	27	23
South America	170	164	161
Other, including Corporate and Non-gold producing subsidiaries	2	2	2
	1,027	1,239	1,059
Less: Equity method investments included above	(8)	(7)	(9)
Total expenditure for additions to long-lived assets	1,019	1,232	1,050
Geographical area data			
Total revenues			
Southern Africa	1,444	1,083	1,558
Continental Africa	1,194	860	1,092
Australasia	308	217	379
North America	163	124	180
South America	528	384	449
Other, including Corporate and Non-gold producing subsidiaries	129	-	8
	3,766	2,668	3,666
Less: Equity method investments included above	(355)	(181)	(280)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above	543	1,243	(291)
Total revenues	3,954	3,730	3,095
Long-lived assets by area			
Southern Africa	2,404	1,831	2,529
Continental Africa[1]	3,341	2,921	3,559
Australasia	342	294	975
North America	746	572	396
South America	932	827	734
Other, including Corporate and Non-gold producing subsidiaries	86	59	75
Total long-lived assets	7,851	6,504	8,268

(1) *Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.*

29. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS

Employee share incentive scheme

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme ("Share Incentive Scheme") for the purpose of providing an incentive to executive directors and senior employees of the Company and its subsidiaries to identify themselves more closely with the fortunes of the Company and also to promote the retention of such employees by giving them an opportunity to acquire shares in the Company. Employees participate in the scheme to the extent that they are granted options and accept them.

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on a condition, related to the performance of the Company, as determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance condition has been fulfilled or waived. The options granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At December 31, 2009, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 9,961,618 (December 31, 2008: 9,720,794), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.

At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to 5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). At December 31, 2009 the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme was 498,080 shares.

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank *pari passu* with issued shares in all respects, including participation in dividends.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Total plan employee costs

On December 31, 2009, the Company has six stock-based compensation plans, which are described below. Total compensation cost charged against income for these plans was $41 million, $40 million and $33 million for 2009, 2008 and 2007, respectively.

At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 6,733,934 (2008: 6,278,998).

Options

An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the rules of the Share Incentive Scheme.

The Share Incentive Scheme provides for the granting of options based on two separate criteria:

- ***Time related options***

Time related options may be exercised over a five year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.

No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options granted under this plan, may be exercised or will expire.

Resulting from the rights offer made to ordinary shareholders, which was finalized during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognized. Approximately one option was awarded for every four held at an exercise price of R194.

29. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

	2009 Options (000)	2009 Weighted-average exercise price R
Outstanding at the beginning of the year	116	140
Exercised	(88)	138
Outstanding at the end of the year	28	146
Exercisable at the end of the year	28	146

The total intrinsic value of options outstanding at year-end was R5 million (2008: R13 million), with a weighted average remaining contractual term of 1.12 years (2008: 1.7 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was R15 million, R15 million and R48 million, respectively.

During the year ended December 31, 2007 the Company recognized compensation expense related to time-based awards of less than $1 million. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.

- ***Performance related options***

Performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in an adjusted earnings per share) as determined by the directors, are met. If the performance conditions are not met at the end of the first three year period, then performance is re-tested each year over the ten year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance conditions, between three and ten years from date of grant.

The performance related options' compensation expense is fixed at grant date and recorded when it is probable that the performance criteria will be met.

Resulting from the rights offer made to ordinary shareholders, which was finalized during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognized. Approximately one option was awarded for every four held at an exercise price of R194.

No further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under these criteria may be exercised or will expire.

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

	2009 Options (000)	2009 Weighted-average exercise price R
Outstanding at the beginning of the year	1,390	239
Exercised	(726)	237
Forfeited (terminations)	(24)	246
Outstanding at the end of the year	640	241
Exercisable at the end of the year	640	241

29. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

The total intrinsic value of options outstanding at year-end was R42 million (2008: R18 million), with a weighted average remaining contractual term of 4 years (2008: 5 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was R49 million, R3 million and R53 million, respectively.

All options which have not been exercised within ten years from the date on which they were granted automatically expire.

During the year ended December 31, 2007 the Company recognized $3 million compensation expense related to performance related awards. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.

During 2009, a total of 813,859 common shares were issued under the share incentive scheme in terms of time-based and performance awards.

As of December 31, 2009, there was no unrecognized compensation cost related to unvested stock options.

The weighted average of all options outstanding as at December 31, 2009, is as follows:

Range of exercise prices R	Quantity of options within range (000)	Weighted average exercise price R	Weighted average contractual life Years
95 – 143	17	122	0.9
144 – 211	125	193	3.4
212 – 300	526	251	3.6
	668 [(1)]	237	2.6

[(1)] *Represents a total of 28,252 time related options and 639,975 performance related options outstanding.*

No options expired during the year ended December 31, 2009.

Since December 31, 2009 to and including March 31, 2010, 13,673 options (granted in respect of time and performance related options) have been exercised.

Bonus Share Plan (“BSP”) and Long-Term Incentive Plan (“LTIP”)

At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the previous share incentive scheme. Options granted under the previous share incentive scheme will remain subject to the conditions under which they were originally granted.

Bonus Share Plan (“BSP”)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company, any subsidiary of the Company or a company under the control of AngloGold Ashanti. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For all BSP awards granted from 2008, 40 percent will vest after one year and the remaining 60 percent will vest after two years. An additional 20 percent of the original award will be granted to employees if the full award remains unexercised after three years. The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

During 2009 a total of 246,872 common shares were issued in terms of the BSP rules.

During 2008, additional BSP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

29. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS *(continued)*

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2009	2008	2007	2006
Calculated fair value	293.99	267.05	322.00	308.00
Vesting date (100%)	-	-	January 1, 2010	March 8, 2009
Vesting date (40%)	February 18, 2010	January 1, 2009	-	-
Vesting date (60%)	February 18, 2011	January 1, 2010	-	-
Vesting date (conditional 20%)	February 18, 2012	January 1, 2011	-	-
Expiry date	February 17, 2019	December 31, 2017	December 31, 2016	March 7, 2016

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2009 Options (000)
Outstanding at the beginning of the year	945
Granted	667
Exercised	(247)
Forfeited (terminations)	(69)
Outstanding at the end of the year	1,296
Exercisable at the end of the year	243

The total intrinsic value of awards outstanding at year-end was R397 million (2008: R238 million), with a weighted average remaining contractual term of 7 years (2008: 8 years). The intrinsic value of awards exercised during the years ended December 31, 2009, 2008 and 2007 was R75 million, R28 million and R13 million, respectively. BSP awards are issued with no exercise price.

Long-Term Incentive Plan ("LTIP")

The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

The main performance conditions in terms of the LTIP issued in 2006 and 2007 are:

- up to 40 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;
- up to 30 percent of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;
- up to 30 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three year's service is required.

The main performance conditions in terms of the LTIP issued in 2008 and 2009 are:

- up to 30 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;
- up to 30 percent of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
- up to 40 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-year's service is required.

29. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

During 2008, additional LTIP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

For awards made, the following information is presented:

Award date (unvested awards and awards vested during the year)	2009	2008	2007	2006
Calculated fair value	293.99	267.05	322.00	327.00
Vesting date	February 18, 2012	January 1, 2011	January 1, 2010	August 1, 2009
Expiry date	February 17, 2019	December 31, 2017	December 31, 2016	July 31, 2016

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2009 Options (000)
Outstanding at the beginning of the year	990
Granted	535
Exercised	(71)
Forfeited (terminations)	(190)
Outstanding at the end of the year	1,264
Exercisable at the end of the year	72

The total intrinsic value of awards outstanding at year-end was R387 million (2008: R250 million), with a weighted average remaining contractual term of 7 years (2008: 8 years). The intrinsic value of awards exercised during the years ended December 31, 2009 and 2008 was R22 million and R11 million, respectively. No awards were exercised during 2007. LTIP awards are issued with no exercise price.

During the years ended December 31, 2009, 2008 and 2007 the Company recognized a compensation expense of $27 million, $20 million and $12 million, respectively, related to BSP and LTIP awards.

As of December 31, 2009, there was $18 million of unrecognized compensation cost related to unvested awards of the BSP and LTIP plans. This cost is expected to be recognized over a weighted-average period of approximately 2 years.

29. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

Employee Share Ownership Plan ("ESOP")

On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) for employees of the South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between South African based employees and the Company. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited ("Izingwe") and recorded a cost of $19 million during 2006, which was included in general and administrative expenses. The Company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:

- AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formula, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a cash dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one-half is included in the calculation of the strike price calculation.

The award of free shares to employees:

The fair value of each free share awarded in 2008 was R188 (2007: R306). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009, and each subsequent year up to expiry date of November 1, 2013.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

	2009 Options (000)
Outstanding at the beginning of the year	856
Granted	25
Exercised	(190)
Forfeited (terminations)	(25)
Outstanding at the end of the year	666
Exercisable at the end of the year	-

The total intrinsic value of awards outstanding at year-end was R204 million (2008: R216 million), with a weighted average remaining contractual term of 2 years (2008: 3 years). The intrinsic value of awards exercised during the years ended December 31, 2009, 2008 and 2007 was R58 million, R14 million and R14 million, respectively.

The Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four free ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in terms of the anti-dilution provision of the original grant and no additional compensation cost was recognized.

29. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS *(continued)*

The award of E ordinary shares to the employees:

The average fair value of the E ordinary shares awarded to employees in 2008 was R13 (2007: R79) per share. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.

The value of each share granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company's recorded compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2008	2007	2006
Risk-free interest rate	7.00%	7.00%	7.00%
Dividend yield	1.39%	2.06%	2.30%
Volatility factor of market share price	35.00%	33.00%	36.00%

A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:

	2009 Options (000)	2009 Weighted-average exercise price R
Outstanding at the beginning of the year	2,567	327
Granted	75	342
Converted	(34)	333
Forfeited (terminations)	(75)	335
Cancelled	(138)	337
Outstanding at the end of the year	2,395	347
Exercisable at the end of the year	-	-

The options outstanding at year-end had no intrinsic value as the share price at year-end of R306 was lower than the weighted average exercise price of R347 (2008: total intrinsic value of awards outstanding totaled Rnil million). The options have a weighted average remaining contractual term of 2 years (2008: 3 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was less than R1 million per year.

Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized a compensation expense of $12 million, $14 million and $18 million, respectively, related to the ESOP scheme.

29. ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS *(continued)*

In addition to the above share scheme expenses relating to the Bokamoso ESOP plan, the Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four E ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in excess of the anti-dilution provision of the original grant and additional compensation cost was recognized. The fair value at grant date of these rights awarded to Bokamoso was calculated at R76 per right. The income statement charge relating to the rights offer to Bokamoso participants was $6 million in 2008. As the rights were issued as fully vested, the expense was recorded immediately.

As of December 31, 2009, there was $16 million of unrecognized compensation cost related to unvested awards of the ESOP scheme. This cost is expected to be recognized over the remaining scheme term of 4 years.

Cash Settled Share Incentive Scheme

Ghana Employee Share Ownership Plan ("Ghana ESOP")

A memorandum of understanding was signed with the Ghanaian employees on April 28, 2009 to introduce the Ghana ESOP under defined rules.

In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights ("phantom shares"), which will be paid out in four equal tranches, commencing May 2009 and ending in May 2012.

The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary receipts ("ADR's") as listed on the New York Stock Exchange, converted into Ghanaian Cedis at the prevailing US dollar exchange rate.

The share price on the day of issue as of April 29, 2009 was $32.15, whilst the share price used in the payment of the first tranche was $28.46 per share.

The award of share appreciation rights to employees

A summary of share appreciation rights showing movement from the beginning of the year to the end of the year, is presented below:

	Number of Rights
Outstanding at beginning of the year	-
Granted	100,860
Exercised	(25,290)
Forfeited (terminations)	(455)
Rights outstanding at the end of the year	75,115
Rights exercisable at the end of the year	-

The income statement charge for the current year was $2 million. The liability recognized in the consolidated balance sheet in respect of unexercised rights was $1 million.

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

It is the Company's intention that from time to time its wholly-owned subsidiary AngloGold Ashanti Holdings plc ("IOMco") may issue debt securities which will be fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti's operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa). The following is condensed consolidating financial information for the Company as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company's consolidated financial statements.

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2009 $ AngloGold Ashanti (the "Guarantor")	2009 $ IOMco (the "Issuer")	2009 $ Other subsidiaries (the "Non-Guarantor Subsidiaries")	2009 $ Cons adjustments	2009 $ Total
Sales and other income	1,775	(38)	2,273	(56)	3,954
Product sales	1,665	-	2,119	-	3,784
Interest, dividends and other	110	(38)	154	(56)	170
Costs and expenses	2,073	625	2,777	(623)	4,852
Production costs	862	-	1,367	-	2,229
Exploration costs	6	14	130	-	150
Related party transactions	(18)	-	-	-	(18)
General and administrative expenses/(recoveries)	96	(121)	149	34	158
Royalties paid	-	-	84	-	84
Market development costs	5	-	5	-	10
Depreciation, depletion and amortization	277	-	338	-	615
Impairment of assets	4	-	4	-	8
Interest expense	4	67	52	-	123
Accretion expense	6	-	11	-	17
Employment severance costs	10	-	4	-	14
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(10)	(657)	10
Non-hedge derivative loss and other commodity contracts	809	-	643	-	1,452
(Loss)/income before income tax provision	(298)	(663)	(504)	567	(898)
Taxation benefit/(expense)	112	(2)	(77)	-	33
Equity income/(loss) in affiliates	98	(10)	-	-	88
Equity (loss)/income in subsidiaries	(673)	(383)	-	1,056	-
(Loss)/income from continuing operations	(761)	(1,058)	(581)	1,623	(777)
Discontinued operations	-	-	-	-	-
(Loss)/income after discontinued operations	(761)	(1,058)	(581)	1,623	(777)
Preferred stock dividends	(64)	-	(65)	129	-
Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Less: Net income attributable to noncontrolling interests	-	-	(48)	-	(48)
Net (loss)/income – attributable to AngloGold Ashanti	(825)	(1,058)	(694)	1,752	(825)

The accompanying notes are an integral part of these Consolidated Financial Statements.

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2008 $ AngloGold Ashanti (the "Guarantor")	2008 $ IOMco (the "Issuer")	2008 $ Other subsidiaries (the "Non-Guarantor Subsidiaries")	2008 $ Cons adjustments	2008 $ Total
Sales and other income	1,562	2	2,260	(94)	3,730
Product sales	1,466	-	2,189	-	3,655
Interest, dividends and other	96	2	71	(94)	75
Costs and expenses	1,284	1,697	2,820	(1,698)	4,103
Production costs	796	1	1,362	-	2,159
Exploration costs	5	-	123	(2)	126
Related party transactions	(10)	-	-	-	(10)
General and administrative expenses/(recoveries)	147	78	69	(158)	136
Royalties paid	-	-	78	-	78
Market development costs	7	-	6	-	13
Depreciation, depletion and amortization	253	-	362	-	615
Impairment of assets	16	-	654	-	670
Interest expense	17	39	16	-	72
Accretion expense	9	-	13	-	22
Employment severance costs	9	-	-	-	9
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(31)	1,579	(74)	(1,538)	(64)
Non-hedge derivative loss and other commodity contracts	66	-	211	-	277
Income/(loss) before income tax provision	278	(1,695)	(560)	1,604	(373)
Taxation (expense)/benefit	(55)	(4)	37	-	(22)
Equity loss in affiliates	(141)	(8)	-	-	(149)
Equity (loss)/income in subsidiaries	(623)	(623)	-	1,246	-
(Loss)/income from continuing operations	(541)	(2,330)	(523)	2,850	(544)
Discontinued operations	23	-	-	-	23
(Loss)/income after discontinued operations	(518)	(2,330)	(523)	2,850	(521)
Preferred stock dividends	(45)	-	(46)	91	-
Net (loss)/income	(563)	(2,330)	(569)	2,941	(521)
Less: Net income attributable to noncontrolling interests	-	-	(42)	-	(42)
Net (loss)/income – attributable to AngloGold Ashanti	(563)	(2,330)	(611)	2,941	(563)

The accompanying notes are an integral part of these Consolidated Financial Statements.

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2007 $ AngloGold Ashanti (the "Guarantor")	2007 $ IOMco (the "Issuer")	2007 $ Other subsidiaries (the "Non-Guarantor Subsidiaries")	2007 $ Cons adjustments	2007 $ Total
Sales and other income	1,432	3	1,670	(10)	3,095
Product sales	1,399	-	1,650	(1)	3,048
Interest, dividends and other	33	3	20	(9)	47
Costs and expenses	1,484	(49)	2,330	41	3,806
Production costs	864	-	1,053	-	1,917
Exploration costs	4	-	113	-	117
Related party transactions	(16)	-	-	-	(16)
General and administrative expenses/(recoveries)	108	(107)	66	63	130
Royalties paid	-	-	70	-	70
Market development costs	10	-	6	-	16
Depreciation, depletion and amortization	296	-	359	-	655
Impairment of assets	-	-	1	-	1
Interest expense	27	36	12	-	75
Accretion expense	9	-	11	-	20
Employment severance costs	5	-	14	-	19
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(11)	22	21	(22)	10
Non-hedge derivative loss and other commodity contracts	188	-	604	-	792
(Loss)/income before income tax provision	(52)	52	(660)	(51)	(711)
Taxation expense	(34)	(2)	(82)	-	(118)
Equity income/(loss) in affiliates	59	(18)	-	-	41
Equity (loss)/income in subsidiaries	(785)	(502)	-	1,287	-
(Loss)/income from continuing operations	(812)	(470)	(742)	1,236	(788)
Discontinued operations	2	-	-	-	2
(Loss)/income after discontinued operations	(810)	(470)	(742)	1,236	(786)
Preferred stock dividends	(4)	-	(5)	9	-
Net (loss)/income	(814)	(470)	(747)	1,245	(786)
Less: Net income attributable to noncontrolling interests	-	-	(28)	-	(28)
Net (loss)/income – attributable to AngloGold Ashanti	(814)	(470)	(775)	1,245	(814)

The accompanying notes are an integral part of these Consolidated Financial Statements.

30 SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)

	2009 $ AngloGold Ashanti	2009 $ IOMco	2009 $ Other subsidiaries	2009 $ Cons adjustments	2009 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")		
ASSETS					
Current Assets	1,688	2,558	3,347	(4,782)	2,811
Cash and cash equivalents	231	578	291	-	1,100
Restricted cash	39	-	26	-	65
Receivables, inter-group balances and other current assets	1,418	1,980	3,030	(4,782)	1,646
Property, plant and equipment, net	1,932	-	3,522	-	5,454
Acquired properties, net	205	-	626	-	831
Goodwill	-	-	425	(263)	162
Other intangibles, net	-	-	18	-	18
Derivatives	-	-	5	-	5
Other long-term inventory	-	-	26	-	26
Materials on the leach pad	-	-	324	-	324
Other long-term assets and deferred taxation assets	2,651	31	1,145	(2,796)	1,031
Total assets	6,476	2,589	9,438	(7,841)	10,662
LIABILITIES AND EQUITY					
Current liabilities including inter-group balances	2,058	1,824	6,686	(6,093)	4,475
Other non-current liabilities	149	-	84	(70)	163
Long-term debt	34	-	633	-	667
Derivatives	-	-	176	-	176
Deferred taxation liabilities	668	-	492	11	1,171
Provision for environmental rehabilitation	115	-	270	-	385
Other accrued liabilities	-	-	33	-	33
Provision for pension and other post-retirement medical benefits	135	-	12	-	147
Commitments and contingencies	-	-	-	-	-
Equity	3,317	765	1,052	(1,689)	3,445
Stock issued	12	4,859	1,080	(5,939)	12
Additional paid in capital	7,836	363	698	(1,061)	7,836
Accumulated deficit	(3,914)	(4,457)	(3,397)	7,854	(3,914)
Accumulated other comprehensive income and reserves	(617)	-	2,544	(2,544)	(617)
Total AngloGold Ashanti stockholders' equity	3,317	765	925	(1,690)	3,317
Noncontrolling interests	-	-	127	1	128
Total liabilities and equity	6,476	2,589	9,438	(7,841)	10,662

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)

	2008 $ AngloGold Ashanti	2008 $ IOMco	2008 $ Other subsidiaries	2008 $ Cons adjustments	2008 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")		
ASSETS					
Current Assets	962	2,947	5,874	(6,836)	2,947
Cash and cash equivalents	154	229	192	-	575
Restricted cash	22	-	22	-	44
Receivables, inter-group balances and other current assets	786	2,718	5,660	(6,836)	2,328
Property, plant and equipment, net	1,467	-	3,298	-	4,765
Acquired properties, net	174	-	640	-	814
Goodwill	-	-	394	(262)	132
Other intangibles, net	-	-	20	-	20
Derivatives	-	-	-	-	-
Other long-term inventory	-	-	40	-	40
Materials on the leach pad	-	-	261	-	261
Other long-term assets and deferred taxation assets	2,588	113	591	(2,820)	472
Total assets	5,191	3,060	11,118	(9,918)	9,451
LIABILITIES AND EQUITY					
Current liabilities including inter-group balances	1,042	1,086	8,850	(7,520)	3,458
Other non-current liabilities	106	-	74	(63)	117
Long-term debt	27	90	756	-	873
Derivatives	25	-	105	-	130
Deferred taxation liabilities	479	-	519	10	1,008
Provision for environmental rehabilitation	78	-	224	-	302
Other accrued liabilities	-	-	31	-	31
Provision for pension and other post-retirement medical benefits	112	1	13	-	126
Commitments and contingencies	-	-	-	-	-
Equity	3,322	1,883	546	(2,345)	3,406
Stock issued	12	4,167	1,082	(5,249)	12
Additional paid in capital	7,502	363	698	(1,061)	7,502
Accumulated deficit	(3,044)	(2,647)	(2,436)	5,083	(3,044)
Accumulated other comprehensive income and reserves	(1,148)	-	1,119	(1,119)	(1,148)
Total AngloGold Ashanti stockholders' equity	3,322	1,883	463	(2,346)	3,322
Noncontrolling interests	-	-	83	1	84
Total liabilities and equity	5,191	3,060	11,118	(9,918)	9,451

The accompanying notes are an integral part of these Consolidated Financial Statements.

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2009 $ AngloGold Ashanti (the "Guarantor")	2009 $ IOMco (the "Issuer")	2009 $ Other subsidiaries (the "Non-Guarantor Subsidiaries")	2009 $ Cons adjustments	2009 $ Total
Net cash provided by/(used) in operating activities	326	(481)	727	(129)	443
Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Reconciled to net cash provided by/(used) in operations:					
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(2)	(657)	18
Depreciation, depletion and amortization	277	-	338	-	615
Impairment of assets	4	-	4	-	8
Deferred taxation	(141)	-	(58)	-	(199)
Cash utilized for hedge book settlements	-	-	(797)	-	(797)
Other non cash items	946	(1,685)	3,540	(1,224)	1,577
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(3)	-	22	-	19
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	27	1,571	(1,598)	-	-
Receivables	(5)	(3)	(36)	-	(44)
Inventories	(23)	-	(146)	-	(169)
Accounts payable and other current liabilities	57	29	106	-	192
Net cash provided by/(used) in continuing operations	326	(481)	727	(129)	443
Net cash used in discontinued operations	-	-	-	-	-
Net cash (used)/generated in investing activities	(398)	(344)	474	-	(268)
Increase in non-current investments	-	(344)	(99)	-	(443)
Net affiliates loans advanced	(2)	-	-	-	(2)
Additions to property, plant and equipment	(386)	-	(633)	-	(1,019)
Proceeds on sale of mining assets	-	-	1,142	-	1,142
Proceeds on sale of investments	-	-	81	-	81
Cash effects from hedge restructuring	(11)	-	(7)	-	(18)
Net loans receivable repaid	1	-	-	-	1
Change in restricted cash	-	-	(10)	-	(10)
Net cash generated/(used) by financing activities	103	1,174	(1,103)	129	303
Net changes in short-term debt	-	(764)	(89)	-	(853)
Issuance of stock	306	693	(693)	-	306
Share issue expenses	(11)	-	-	-	(11)
Net changes in long-term debt	-	674	222	-	896
Debt issue costs	-	-	(14)	-	(14)
Cash effects from hedge restructuring	(83)	-	118	-	35
Dividends (paid)/received	(109)	571	(647)	129	(56)
Net increase in cash and cash equivalents	31	349	98	-	478
Effect of exchange rate changes on cash	46	-	1	-	47
Cash and cash equivalents - January 1,	154	229	192	-	575
Cash and cash equivalents - December 31,	231	578	291	-	1,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2008 $ AngloGold Ashanti	2008 $ IOMco	2008 $ Other subsidiaries	2008 $ Cons adjustments	2008 $ Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")		
Net cash (used) in/provided by operating activities	(809)	(927)	1,891	(91)	64
Net (loss)/income	(563)	(2,330)	(569)	2,941	(521)
Reconciled to net cash (used) in/provided by operations:					
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(31)	1,579	(74)	(1,538)	(64)
Depreciation, depletion and amortization	253	-	362	-	615
Impairment of assets	16	-	654	-	670
Deferred taxation	40	-	(112)	-	(72)
Cash utilized for hedge book settlements	(517)	-	(596)	-	(1,113)
Other non cash items	(109)	53	2,315	(1,494)	765
Net increase/(decrease) in provision for environmental rehabilitation, pension and other post-retirement medical benefits	25	-	(1)	-	24
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	10	(212)	202	-	-
Receivables	6	(21)	8	-	(7)
Inventories	(1)	-	(130)	-	(131)
Accounts payable and other current liabilities	63	4	(168)	-	(101)
Net cash (used) in/provided by continuing operations	(808)	(927)	1,891	(91)	65
Net cash used in discontinued operations	(1)	-	-	-	(1)
Net cash used in investing activities	(562)	-	(1,031)	-	(1,593)
Increase in non-current investments	-	-	(93)	-	(93)
Proceeds on disposal of affiliate	46	-	2	-	48
Additions to property, plant and equipment	(340)	-	(854)	-	(1,194)
Proceeds on sale of mining assets	1	-	38	-	39
Proceed on sale of discontinued assets	10	-	-	-	10
Proceeds on sale of investments	-	-	88	-	88
Cash effects from hedge restructuring	(279)	-	(206)	-	(485)
Change in restricted cash	-	-	(6)	-	(6)
Net cash generated/(used) by financing activities	1,392	1,116	(884)	91	1,715
Net changes in short-term debt	(242)	-	54	-	(188)
Issuance of stock	1,722	1,241	(1,241)	-	1,722
Share issue expenses	(54)	-	-	-	(54)
Net changes in long-term debt	-	(216)	643	-	427
Cash effects from hedge restructuring	47	-	(181)	-	(134)
Dividends (paid)/received	(81)	91	(159)	91	(58)
Net increase/(decrease) in cash and cash equivalents	21	189	(24)	-	186
Effect of exchange rate changes on cash	(55)	-	(33)	-	(88)
Cash and cash equivalents - January 1,	188	40	249	-	477
Cash and cash equivalents - December 31,	154	229	192	-	575

The accompanying notes are an integral part of these Consolidated Financial Statements.

30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION *(continued)*

ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2007 $ AngloGold Ashanti (the "Guarantor")	2007 $ IOMco (the "Issuer")	2007 $ Other subsidiaries (the "Non-Guarantor Subsidiaries")	2007 $ Cons adjustments	2007 $ Total
Net cash provided by/(used) in operating activities	304	(346)	612	(9)	561
Net (loss)/income	(814)	(470)	(747)	1,245	(786)
Reconciled to net cash provided by/(used) in operations:					
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(11)	22	25	(22)	14
Depreciation, depletion and amortization	296	-	359	-	655
Impairment of assets	-	-	1	-	1
Deferred taxation	(51)	-	(22)	-	(73)
Cash utilized for hedge book settlements	-	-	-	-	-
Other non cash items	880	420	764	(1,232)	832
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	36	-	54	-	90
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	(51)	(319)	370	-	-
Receivables	(11)	(1)	(65)	-	(77)
Inventories	(12)	-	(228)	-	(240)
Accounts payable and other current liabilities	44	2	101	-	147
Net cash provided by/(used) in continuing operations	306	(346)	612	(9)	563
Net cash used in discontinued operations	(2)	-	-	-	(2)
Net cash (used)/generated in investing activities	(340)	-	(691)	-	(1,031)
Acquisition of assets	-	-	(40)	-	(40)
Increase in non-current investments	-	-	(27)	-	(27)
Additions to property, plant and equipment	(371)	-	(644)	-	(1,015)
Proceeds on sale of mining assets	14	-	15	-	29
Proceed on sale of discontinued assets	1	-	-	-	1
Proceeds on sale of investments	-	-	25	-	25
Dividends from available for sale investments	2	-	-	-	2
Cash effects from hedge restructuring	14	-	5	-	19
Change in restricted cash	-	-	(25)	-	(25)
Net cash generated by financing activities	39	354	60	9	462
Net changes in short-term debt	-	(275)	73	-	(202)
Issuance of stock	34	88	(88)	-	34
Net changes in long-term debt	-	497	28	-	525
Cash effects from hedge restructuring	86	-	163	-	249
Dividends (paid)/received	(81)	44	(116)	9	(144)
Net increase/(decrease) in cash and cash equivalents	3	8	(19)	-	(8)
Effect of exchange rate changes on cash	5	-	9	-	14
Cash and cash equivalents - January 1,	180	32	259	-	471
Cash and cash equivalents - December 31,	188	40	249	-	477

The accompanying notes are an integral part of these Consolidated Financial Statements.

31. SUBSEQUENT EVENTS

Temporary suspension of operations at Iduapriem and Obuasi mines:

On February 19, 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection Agency of Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address potentially adverse environmental impacts arising from the current tailings storage facility. On March 31, 2010 AngloGold Ashanti announced that it had suspended the operation of gold processing at the Obuasi mine pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge.